Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120436
PROSPECTUS

Vanguard Health Holding Company II, LLC

Vanguard Holding Company II, Inc.

Offer to Exchange

up to $575,000,000 9% Senior Subordinated Notes due 2014
for
up to $575,000,000 9% Senior Subordinated Notes due 2014
that have been registered under the Securities Act of 1933

Vanguard Health Holding Company I, LLC

Vanguard Holding Company I, Inc.

Offer to Exchange

up to $216,000,000 11 1/4% Senior Discount Notes due 2015
for
up to $216,000,000 11 1/4% Senior Discount Notes due 2015
that have been registered under the Securities Act of 1933

         Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. are offering to exchange up to $575.0 million aggregate principal amount of their 9% Senior Subordinated Notes due 2014 that have been registered under the Securities Act of 1933, or the “senior subordinated exchange notes,” for their currently outstanding 9% Senior Subordinated Notes due 2014, or the “outstanding senior subordinated notes,” and together with the senior subordinated exchange notes, the “senior subordinated notes.”

         Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc. are offering to exchange up to $216.0 million aggregate principal amount at maturity of their 11 1/4% Senior Discount Notes due 2015 that have been registered under the Securities Act of 1933, or the “senior discount exchange notes,” for their currently outstanding 11 1/4% Senior Discount Notes due 2015, or the “outstanding senior discount notes,” and together with the senior discount exchange notes, the “senior discount notes.” We sometimes refer to the outstanding senior subordinated notes and the outstanding senior discount notes, collectively as the “outstanding notes,” and the senior subordinated exchange notes and senior discount exchange notes, collectively as the “exchange notes.” We sometimes refer to the outstanding notes and the exchange notes collectively as the “notes.”

Terms of the 9% senior subordinated exchange notes offered in the exchange offer:

•	The terms of the senior subordinated exchange notes are identical to the terms of the outstanding senior subordinated notes, except that the senior subordinated exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights.

•	The senior subordinated exchange notes will represent the same debt as the outstanding senior subordinated notes, and Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc. will issue the senior subordinated exchange notes under the same indenture.

Terms of the 11 1/4% senior discount exchange notes offered in the exchange offer:

•	The terms of the senior discount exchange notes are identical to the terms of the outstanding senior discount notes, except that the senior discount exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights.

•	The senior discount exchange notes will represent the same debt as the outstanding senior discount notes, and Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc. will issue the senior discount exchange notes under the same indenture.

Terms of the exchange offers:

•	All outstanding notes that you validly tender and do not validly withdraw before the exchange offers expire will be exchanged for an equal principal amount of the relevant exchange notes.

•	The exchange offers expire at 5:00 p.m., New York City time, on January 26, 2005, unless extended.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offers.

•	The exchange of exchange notes for outstanding notes will not be a taxable event for U.S. federal income tax purposes.

(continued on next page)

          You should carefully consider the Risk Factors beginning on page 26 of this prospectus before participating in the exchange offers.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 23, 2004

(continued from previous page)

         Broker-dealers who acquired outstanding notes from us in the initial offering are not eligible to participate in the exchange offer with respect to such outstanding notes. Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the applicable exchange offer and ending on the close of business 180 days after the expiration date of the exchange offer, or such shorter period as will terminate when all exchange notes held by broker-dealers that receive exchange notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resale of exchange notes received by a broker-dealer for its own account. A broker-dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

         Each of Vanguard Health Holding Company II, LLC, Vanguard Holding Company II, Inc., Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc. are wholly-owned subsidiaries of Vanguard Health Systems, Inc.

      You should rely only on the information contained in this prospectus and the accompanying letter of transmittal. We have not authorized anyone to provide you with different information. The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer and sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

MARKET AND INDUSTRY DATA

      This prospectus includes information and forecasts regarding the U.S. healthcare industry and other market data that has been prepared by (1) Centers for Medicare and Medicaid Services (“CMS”), a government agency, or (2) the U.S. Census Bureau, or compiled from market research reports, industry publications and surveys, internal company surveys and other publicly available information. All general U.S. healthcare industry data that are not cited as being from a specified source are from CMS and, respectively, all general U.S. population data that are not cited as being from a specified source are from the U.S. Census Bureau. Third-party industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements.” These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “continues,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved.

      In particular, these include, among other things, statements relating to:

•	Our high degree of leverage;

•	Our ability to incur substantially more debt;

•	Operating and financial restrictions in our debt agreements;

•	Our ability to successfully implement our business strategies;

•	Our ability to successfully integrate our recent and any future acquisitions, and successfully operate following the acquisition of Vanguard Health Systems, Inc.;

•	The highly competitive nature of the healthcare industry;

•	Governmental regulation of the industry, including Medicare and Medicaid reimbursement levels;

•	Pressures to contain costs by managed care organizations and other insurers and our ability to negotiate acceptable terms with these third party payers;

•	Our ability to attract and retain qualified management and healthcare professionals, including physicians and nurses;

•	Potential federal or state reform of healthcare;

•	Future governmental investigations;

•	Costs associated with newly enacted HIPAA regulations and other management information systems integrations;

ii

•	The availability of capital to fund our corporate growth strategy;

•	Potential lawsuits or other claims asserted against us;

•	Our ability to maintain or increase membership and control costs of our managed care entities;

•	Changes in general economic conditions;

•	Our exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts;

•	The impact of changes to our charity care and self-pay discounting policies;

•	Increased cost of professional and general liability insurance and increases in the quantity and severity of professional liability claims;

•	Our ability to maintain and increase patient volumes and control the costs of providing services, including salaries and benefits, supplies and bad debts;

•	Our failure to comply, or allegations of our failure to comply, with applicable laws and regulations;

•	The geographic concentration of our operations;

•	Technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, healthcare services;

•	Potential substantial liabilities arising from unfavorable retrospective reviews by governmental or other payers of the medical necessity of medical procedures performed at our hospitals; and

•	Lost future revenues from payer contract terminations resulting from their unfavorable retrospective reviews of the medical necessity of medical procedures performed at our hospitals.

      In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.

      Our forward-looking statements speak only as of the date made. Other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the “Risk Factors” and our consolidated audited and unaudited financial statements and the related notes, before you decide to participate in the exchange offers. Unless otherwise noted, the term “VHS Holdco II” refers to Vanguard Health Holding Company II, LLC, the term “VHS Holdco I” refers to Vanguard Health Holding Company I, LLC, the term “Holdings” refers to VHS Holdings LLC, the term “Vanguard” refers to Vanguard Health Systems, Inc. and the terms the “Company,” “we,” “us,” and “our” refer to Vanguard Health Systems, Inc. and its subsidiaries. As used herein, the term “issuers” refers to VHS Holdco II and Vanguard Holding Company II, Inc. as issuers of the senior subordinated notes and VHS Holdco I and Vanguard Holding Company I, Inc. as issuers of the senior discount notes, respectively. As used herein, the term “Transactions” refers to the acquisition by Holdings of all of the stock of the Company and the related financings described in this prospectus under “The Transactions” and “Use of Proceeds.” The term “indentures” refers collectively to the indenture governing the senior subordinated notes and the indenture governing the senior discount notes.

      Our fiscal year end is June 30. The pro forma condensed combined financial information contained in this prospectus assumes the completion of the Transactions and our probable acquisition of certain assets of three hospitals in Worcester, Massachusetts and suburban Boston, Massachusetts (the “probable acquisitions”) and our acquisition of substantially all of the assets of one diagnostic imaging center and the remaining Partnership interests in five other imaging centers in San Antonio (collectively, the “Acquisitions”) as described under “Unaudited Pro Forma Condensed Combined Financial Information.”

Company Overview

      We own and operate acute care hospitals and complementary outpatient facilities principally located in urban and suburban markets. Since our inception in 1997, we have acquired or developed 16 acute care hospitals which, as of September 30, 2004, had a total of 3,750 beds in the San Antonio, metropolitan Phoenix, metropolitan Chicago and Orange County, California markets. Historically, we have concentrated our operations in markets with high population growth and median income in excess of the national average. Our objective is to provide high-quality, cost effective healthcare services through an integrated delivery platform serving the needs of the communities in which we operate. For the three months ended September 30, 2004 and the year ended June 30, 2004, we generated pro forma revenues of $603.6 million and $2,222.1 million, respectively. During the three months ended September 30, 2004 and the year ended June 30, 2004, 83.9% and 83.5% of our revenues, respectively, were derived from acute care hospitals and complementary outpatient facilities.

      Our general acute care hospitals offer a variety of medical and surgical services, including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and physical rehabilitation. In addition, certain of our facilities provide on-campus and off-campus services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and respiratory therapy. We also own two strategically important managed care entities: a Medicaid managed health plan, Phoenix Health Plan, that served approximately 98,000 members in Arizona as of September 30, 2004; and MacNeal Health Providers, a preferred provider network that served approximately 49,000 member lives in metropolitan Chicago as of September 30, 2004 under capitated contracts covering only outpatient and physician services.

      We focus our business development efforts and operations on hospitals and other related healthcare facilities where there is an opportunity to improve operating performance and profitability and increase market share. Following the acquisition or development of six acute care facilities during calendar year 2003, we implemented operational initiatives and introduced several new services aimed at improving our financial performance. For the nine months ended September 30, 2004, we generated revenues of $1,424.6 million, which represented same facility revenues growth from the nine months ended

September 30, 2003, of 17.2%. This was the first nine month comparative period during which we owned all of our current hospitals.

Industry Overview

      The U.S. healthcare industry is large and growing. According to CMS, total annual U.S. healthcare expenditures grew by an estimated 9.3% in 2002 to $1.6 trillion, representing 14.9% of the U.S. gross domestic product. The 9.3% growth rate for 2002 was up from a rate of 8.5% in 2001 and marked the third consecutive year that the rate of healthcare spending growth increased over the previous year.

      CMS also projects total U.S. healthcare spending to grow by a compounded annual growth rate of 7.2% between 2003 and 2013. By these estimates, U.S. healthcare expenditures will account for approximately $3.4 trillion, or 18.4% of the total U.S. gross domestic product by 2013.

      Hospital care expenditures represent the largest segment of the healthcare industry:

•	According to CMS, in 2002 hospital care expenditures grew by 9.5% to $486.5 billion, accounting for 31.3% of total healthcare expenditures; and

•	CMS estimates that hospital care expenditures will increase to approximately $934.3 billion by 2013, representing a compounded annual growth rate of 6.1% from 2003 and accounting for 27.8% of total U.S. healthcare expenditures.

      We believe that there are several trends driving the growth in the healthcare industry that will benefit well positioned hospital companies:

      Demographics. The aging population and longer life expectancy are increasing demand for healthcare services in the United States. According to the U.S. Census Bureau, there were approximately 35 million Americans, or 12.4% of the total U.S. population, aged 65 and older in 2000. By the year 2010, the number of elderly persons in the United States is expected to increase to approximately 40 million, or 13.0% of the total population. As the population continues to age, hospitals are expected to be among the main beneficiaries of an increase in the demand for healthcare services.

      Stable Reimbursement Environment. The acute care hospital sector has experienced an improved managed care and commercial pricing environment and a relatively stable Medicare pricing environment during the last few years. The reimbursement outlook continues to be favorable for hospitals, due in part to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Modernization Act”). This act provides hospitals with full market basket price increases for fiscal years 2005 through 2007 if the facility submits data for 10 patient care indicators to the Secretary of Health and Human Services. We have qualified for the full market basket price increase of 3.3% for federal fiscal year 2005. We believe that these recent changes provide opportunities for hospital companies to improve their financial performance.

      Acute Care Hospital Consolidation. In recent years, many non-investor owned hospitals, which comprise approximately 84% of hospitals in the United States, have increasingly embraced acquisitions by, or strategic alliances with, investor owned hospitals. In addition to selected opportunities in the investor owned sector, we expect to see substantial consolidation opportunities in the not-for-profit sector as its participants seek the capital and operational expertise provided by investor owned hospitals.

Our Competitive Strengths

      Concentrated Local Market Positions in Attractive Markets. We believe that our markets are attractive because of their favorable demographics, competitive landscape, payer mix and opportunities for expansion. Fourteen of our 16 hospitals are located in markets with population growth rates in excess of the national average and all of our acute care hospitals are located in markets in which the median household income is above the national average. For the three months ended September 30, 2004 and the fiscal year ended June 30, 2004, we derived approximately 72% and 68%, respectively, of our revenues from the high-growth markets of San Antonio and metropolitan Phoenix in which we own five hospitals and six hospitals, respectively. Our facilities in these markets primarily serve Bexar County, Texas, which encompasses most of the metropolitan San Antonio area and Maricopa County, Arizona, which encompasses most of the metropolitan Phoenix area. The U.S. Census Bureau and other data sources estimate that the population for Bexar County and Maricopa County will grow by 7.4% and 14.0%, respectively, between 2003 and 2008, rates that far exceed the projected national average of 4.3%. Our strong market positions provide us with opportunities to offer integrated services to patients, receive more favorable reimbursement terms from a broader range of third party payers and realize regional operating efficiencies.

      Proven Ability to Complete and Integrate Acquisitions. Including our first acquisition in 1998, we have selectively acquired 15 hospitals, 12 of which were formerly not-for-profit hospitals. We believe our success at completing acquisitions is due in large part to our disciplined approach to making acquisitions. Prior to completing an acquisition, we carefully review the operations of the target facility and develop a strategic plan to improve performance. We have routinely rejected acquisition candidates that did not meet our financial and operational criteria.

      We believe our historical performance demonstrates our ability to identify underperforming facilities and improve the operations of acquired facilities. When we acquire a hospital, we generally implement a number of measures to lower costs, and we often make significant investments in the facility to expand existing services and introduce new services, strengthen the medical staff and improve our overall market position. We expect to continue to grow revenues and profitability in the markets in which we operate by increasing the depth and breadth of services provided and through the implementation of additional operational enhancements.

      Strong Management Team with Significant Equity Investment. Our senior management, which remained in place following the consummation of the Transactions, has an average of more than 20 years of experience in the healthcare industry at various organizations, including OrNda Healthcorp, HCA Inc. and HealthTrust, Inc. Almost all of our senior management have been with the Company since its founding in 1997, and 14 of our 16 members of senior management have worked together managing healthcare companies for up to 20 years, either continuously or from time to time. In connection with the Transactions, our management and certain other shareholders contributed approximately $119.1 million and now own approximately 15.9% of our company. Certain members of management also purchased $5.8 million of the equity incentive units in Holdings.

      Diversified Portfolio of Assets with a Broad Range of Services. We own and operate facilities in four separate geographic markets, which diversifies our revenue base and reduces our exposure to any one market. Our hospitals offer general acute care services, including intensive care and coronary care units, radiology, orthopedic, oncology and outpatient services and, at certain hospitals, selected tertiary care services, such as open heart surgery and level II and III neonatal intensive care. We utilize our individual facilities or a network of integrated facilities in the area to meet the specific local needs of our communities. We believe that our ability to leverage our network of facilities allows us to not only provide a broad range of services in a market, but also to provide them in an efficient and cost-effective manner.

Our Business Strategy

      The key elements of our business strategy include the following:

      Expand Services to Increase Revenues and Profitability. We will continue to invest in our facilities to expand the range and improve the quality of services provided based on our understanding of the needs of the communities we serve. Our local management teams work closely with patients, payers, physicians and other medical personnel to identify and prioritize the healthcare needs of individual communities. We intend to increase our revenues and profitability by expanding the range of services we offer at certain of our hospitals. We plan to:

•	expand emergency room and operating room capacity;

•	improve the convenience, quality and breadth of our outpatient services;

•	upgrade and expand high margin and high volume specialty services, including cardiology, oncology, neurosurgery, orthopedics, obstetrics and other women’s services;

•	update our medical equipment technology, including diagnostic and imaging equipment;

•	increase the availability of private rooms for our patients; and

•	continue evaluating the construction of new facilities in underserved areas of the community.

      To further these strategies, in May 2004, our board of directors approved major expansion projects at six of our existing hospitals in San Antonio and metropolitan Phoenix, for which we expect to expend approximately $336.0 million over the next five years.

      We believe that our disciplined expansion strategy will grow volumes, increase acuity mix, improve managed care pricing and enhance operating margins at our existing facilities, and at the same time reduce patient out-migration and satisfy unmet demand within our existing markets. We currently have expansion projects underway or in the planning stages at six of our facilities located in the high growth markets of San Antonio and metropolitan Phoenix.

      The following table illustrates our success in increasing volumes and revenues while improving our operating margins as a result of strategic and operational initiatives, investments in our acute care hospitals and expansion of services during the nine-month period ended September 30, 2004 compared to the same period in 2003.

	Nine Months Ended
	September 30,

	2003	2004	% Change

	(Dollars in millions)
Revenues	$1,215.2	$1,424.6	17.2%
Adjusted discharges-hospitals(a)	154,364	167,140	8.3%

(a)	See footnote (d) on page 25 of this prospectus for a definition of adjusted discharges-hospitals.

      Continue to Improve Quality. We have implemented and continue to implement various programs to improve the quality of care we provide. We have developed training programs for our staff and share information among our hospital management to implement best practices and assist in complying with regulatory requirements. Corporate support is provided to each hospital to assist with accreditation reviews. All hospitals conduct patient, physician and staff satisfaction surveys to help identify methods of improving the quality of care. We have appointed licensed physicians in each of our markets to the position of chief medical officer, charged with driving best practices and clinical quality to improve the level of satisfaction among physicians and patients and promote cost-efficient provision of care.

      We believe quality of care is becoming an increasingly important factor in governmental reimbursement. We continuously review patient care evaluations and maintain other quality assurance programs to support and monitor quality of care standards and to meet and exceed Medicare and Medicaid accreditation and regulatory requirements. Furthermore, as part of the Medicare Modernization Act, CMS identified three conditions, and 10 measures within those conditions, for which hospitals are encouraged to submit data in order to measure the quality of patient care. Those hospitals who submit quality data for these measures will be entitled to receive a full market basket update. To date we have submitted quality data reports within all three conditions at all of our hospitals to the CMS National Voluntary Hospital Reporting Initiative, and we have qualified for the maximum allowable reimbursement rate established by

CMS for 2005. We expect to continue to participate in the CMS National Voluntary Hospital Reporting Initiative for the foreseeable future.

      Improve Operating Margins and Efficiency. We seek to position ourselves as a cost effective provider of healthcare services in each of our markets. We intend to generate operational efficiencies and improve operating margins by:

•	implementing more efficient care management, supply utilization and inventory management;

•	improving our billing and collection processes;

•	capitalizing on purchasing efficiencies;

•	optimizing staffing and outsourcing arrangements; and

•	centralizing certain administrative and business office functions within a local market or at the corporate level.

      Recruit New Physicians and Maintain Strong Relationships with Existing Physicians. We recruit both primary and specialty physicians who can provide services that we believe are currently underserved and in demand in the communities we serve. In addition to providing strong local and regional management teams, we intend to sustain and strengthen our recruitment and retention initiatives by:

•	providing physicians with high quality facilities in which to practice;

•	providing a broad array of services within the integrated health network;

•	offering quality training programs;

•	providing remote access to clinical information; and

•	arranging for convenient medical office space adjacent to our facilities.

      Continue to Develop Favorable Managed Care Relationships. We plan to increase the number of patients at our facilities and improve our profitability by negotiating more favorable terms with managed care plans and by entering into contracts with additional managed care plans. We believe that we are attractive to managed care plans because of the geographic and demographic coverage of our facilities in their respective markets, the quality and breadth of our services and the expertise of our physicians. Further, we believe that as we increase our presence and improve our competitive position in our markets, particularly as we develop our networks of hospitals, we will be even better positioned to negotiate more favorable managed care contracts.

      Grow Through Selective Acquisitions. We will continue to pursue acquisitions and enter into partnerships or affiliations with other healthcare service providers which either expand our network and presence in our existing markets or allow us to enter new urban and suburban markets. We intend to selectively pursue acquisitions of networks of hospitals and other complementary facilities or single-well positioned facilities where we believe we can improve operating performance and profitability and increase market share. We believe that we will continue to have substantial acquisition opportunities as other healthcare providers choose to divest facilities and as independent hospitals, particularly not-for-profit hospitals, seek to capitalize on the benefits of becoming part of a larger hospital company.

Recent Developments

      On October 11, 2004, a subsidiary of Vanguard entered into a definitive agreement to acquire three acute care hospitals from subsidiaries of Tenet Healthcare Corporation in Worcester, Massachusetts and suburban Boston, Massachusetts. We agreed to purchase the property, plant and equipment for $100.3 million. We will also spend approximately $26.4 million to acquire from the seller and build from operations net working capital for the hospitals. The acquisitions will be accounted for as purchase transactions, and we expect to draw additional funds from our senior secured term loan facility to pay the purchase price. We expect the transactions to close by December 31, 2004.

The Transactions

The Merger

      On July 23, 2004, Vanguard executed an agreement and plan of merger (the “Merger Agreement” with Holdings and Health Systems Acquisition Corp., a newly formed Delaware corporation (“Acquisition Corp.”), pursuant to which on September 23, 2004 Acquisition Corp. merged with and into Vanguard, with Vanguard being the surviving corporation (the “Acquisition”). In the Acquisition, holders of the outstanding Vanguard capital stock, options to acquire Vanguard common stock and other securities convertible into Vanguard common stock received aggregate consideration of approximately $1,248.6 million.

      The Blackstone Group, together with its affiliates (collectively, “Blackstone”) funded the Acquisition in part by subscribing for and purchasing approximately $494.9 million aggregate amount of (1) of Class A membership units in Holdings and (2) common stock of Acquisition Corp. (merged with and into Vanguard), in an amount equal to $125.0 million of such common stock. In addition, Morgan Stanley Capital Partners, together with its affiliates (collectively, “MSCP”) subscribed for and purchased Class A membership units in Holdings by contributing to Holdings a number of shares of Vanguard common stock equal to (1) $130.0 million divided by (2) the per share consideration payable for each share of Vanguard common stock in connection with the Acquisition. Certain senior members of management and certain other shareholders of Vanguard (the “Rollover Management Investors”) subscribed for and purchased Class A membership units in Holdings, having an aggregate purchase price of approximately $119.1 million, by (a) paying cash using the proceeds of consideration received in connection with the Acquisition and/or (b) contributing shares of Vanguard common stock in the same manner as MSCP. Baptist Health Services (“Baptist”), the former owner of our division, Baptist Health System of San Antonio, also purchased $5.0 million of Class A membership units in Holdings. Immediately after the Acquisition, Blackstone, MSCP (together with Baptist) and the Rollover Management Investors hold approximately 66.1%, 18.0% and 15.9%, respectively, of the common equity of Vanguard (most of which is indirectly held through the ownership of the Class A membership units in Holdings). Certain members of management also purchased $5.8 million of the equity incentive units in Holdings.

      Under the Merger Agreement, Vanguard contributed substantially all of its assets and liabilities to VHS Holdco II.

The Financing

      The following financing transactions occurred in connection with the closing of the Transactions on September 23, 2004:

•	an investment made by Blackstone totaling approximately $494.9 million in cash;

•	an investment made by MSCP totaling $130.0 million in rollover equity;

•	an investment by the Rollover Management Investors totaling approximately $119.1 million in cash and rollover equity;

•	an investment made by Baptist totaling $5.0 million;

•	purchase of $5.8 million of the equity incentive units in Holdings by certain members of management;

•	the execution of the senior credit facilities, consisting of $800.0 million in term loan facilities, of which $475.0 million was borrowed in connection with the Transactions, and a $250.0 million revolving credit facility, of which $27.7 million was utilized for letters of credit at closing;

•	the issuance of the senior subordinated notes; and

•	the issuance of the senior discount notes.

      The proceeds from the financing were used to:

•	fund in part the consideration for the outstanding Vanguard capital stock, options and convertible securities in the Acquisition;

•	repay approximately $300.0 million of existing indebtedness under our existing senior credit facilities;

•	complete a tender offer for $299.0 million of the $300.0 million outstanding principal amount of our 9 3/4% Senior Subordinated Notes due 2011 (the “9 3/4% notes”) and pay the applicable tender offer consideration and consent payment; and

•	pay the fees and expenses and accrued interest in connection with the above Transactions. See “Use of Proceeds,” “Capitalization” and “Description of Other Indebtedness.”

      The following table summarizes the sources and uses of funds for the Transactions:

Sources	Amounts

(Dollars in millions)
VHS Holdco II senior credit facilities
Revolving credit facility(1)	$0
Term loan facility(2)	475.0
Capital lease obligations	5.1
VHS Holdco II senior subordinated notes	575.0
VHS Holdco I senior discount notes	124.7
Holdings and Acquisition Corp. common equity financing(3)	749.0
Cash and cash equivalents	(33.9)

Total sources	$1,894.9

Uses

Purchase price of equity(4)	$1,220.0
Redemption of MacNeal PIK Preferred Shares	28.6
Existing credit agreement refinancing	300.0
Tender offer and consent solicitation of 9 3/4% notes(5)	349.2
Assumption of capital lease obligations	5.1
Fees and expenses and accrued interest(6)	98.4
Cash and cash equivalents	(106.4)

Total uses	$1,894.9

(1)	$250.0 million net of outstanding letters of credit of $27.7 million, or $222.3 million, was available upon consummation of the Transactions on September 23, 2004.

(2)	In addition to the $475.0 million borrowed by VHS Holdco II under the initial term loan facility on the closing date to finance the Transactions, (a) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (b) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts.

(3)	Blackstone subscribed for and purchased approximately $494.9 million aggregate amount of (a) Class A membership units in Holdings and (b) common stock of Acquisition Corp. (which was merged with and into Vanguard), in an amount equal to $125.0 million of such common stock. MSCP subscribed for and purchased Class A membership units in Holdings by contributing to

Holdings a number of shares of Vanguard common stock equal to (1) $130.0 million divided by (2) the per share consideration payable for each share of Vanguard common stock in connection with the Acquisition. The Rollover Management Investors subscribed for and purchased Class A membership units in Holdings, having an aggregate purchase price of approximately $119.1 million, by (1) paying cash using the proceeds of consideration received in connection with the Acquisition and/or (2) contributing shares of Vanguard common stock in the same manner as MSCP. Baptist purchased $5.0 million of Class A membership units in Holdings. Does not include $5.8 million of the equity incentive units in Holdings purchased by certain members of management.

(4)	As part of the Transactions, our existing 8.18% convertible subordinated notes due 2013 and our 6.25% Series B PIK Preferred Stock were converted into the right to receive Vanguard common stock and acquired by Holdings on the date of the Transactions.

(5)	Includes the tender offer premium of $44.2 million and consent payment, paid to holders who tendered their 9 3/4% notes on or prior to August 9, 2004, of $6.0 million.

(6)	Includes the payment of accrued interest of $4.2 million on the 9 3/4% notes, $1.1 million on the 8.18% convertible subordinated notes and $0.4 million on the existing senior credit facilities, owed as of the Transactions closing date.

The Tender Offer and Consent Solicitation and Other Repayments

      We completed a cash tender offer to purchase any and all of the outstanding $300.0 million aggregate principal amount of our 9 3/4% notes for cash. In connection with the tender offer, we also solicited the consent of the holders of the 9 3/4% notes to amend the indenture governing the 9 3/4% notes to eliminate substantially all of the restrictive covenants contained in the indenture. Irrevocable tenders and consents from the holders of $299.0 million of the outstanding notes were obtained as of the closing of the Transactions.

      In addition, in connection with the Transactions, our existing 8.18% convertible subordinated notes due 2013 and our 6.25% Series B PIK Preferred Stock were converted into the right to receive Vanguard common stock and acquired by Holdings on the date of the Transactions.

Ownership Structure

      The chart below summarizes our ownership structure after the completion of the Transactions:

(1)	Blackstone subscribed for and purchased approximately $494.9 million aggregate amount of (a) Class A membership units in Holdings and (b) common stock of Acquisition Corp. (to be merged with and into Vanguard), in an amount equal to $125.0 million.

(2)	Baptist purchased $5.0 million of Class A membership units in Holdings.

(3)	Does not include $5.8 million of the equity incentive units in Holdings purchased by certain members of management.

(4)	Vanguard Holding Company I, Inc., is a wholly owned subsidiary of Vanguard Health Holding Company I, LLC, existing solely for the purpose of serving as co-issuer of the senior discount notes. It does not have any operations or assets and will not generate any revenues.

(5)	Vanguard Holding Company II, Inc. is a wholly owned subsidiary of Vanguard Health Holding Company II, LLC, existing solely for the purpose of serving as co-issuer of the senior subordinated notes and a co-borrower of the senior credit facilities. It does not have any operations or assets and will not generate any revenues.

Our Principal Investors

      The Blackstone Group is a leading investment and advisory firm founded in 1985, with offices in New York, Atlanta, Boston, London and Hamburg. Blackstone manages the largest institutional private equity fund ever raised, Blackstone Capital Partners IV, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14.0 billion in five funds and has invested in more than 80 companies. In addition to private equity investments, Blackstone’s core businesses include real estate investments, corporate debt investments, asset management, merger and acquisition advisory services and restructuring and reorganization advisory services.

      Investment funds managed by Morgan Stanley Capital Partners have invested over $7.0 billion of equity capital across a broad range of industries during its 18-year history. In September 2004, an affiliate of Metalmark Capital LLC (“Metalmark”), an independent private equity firm established by the former principals of Morgan Stanley Capital Partners, began managing the existing Morgan Stanley Capital Partners funds (comprising more than $3.0 billion of private equity capital). Morgan Stanley continues as general partner of the Capital Partners funds and retains its limited partnership interests therein. In addition to managing the Morgan Stanley Capital Partners funds, Metalmark is expected to manage investment funds that will make new private equity investments across a broad range of industries including focus sectors of industrials, healthcare, energy and consumer products.

The Exchange Offers

      On September 23, 2004, we completed private offerings of the outstanding notes. We entered into registration rights agreements with the initial purchasers of the outstanding notes in which we agreed to deliver to you this prospectus.

Senior Subordinated Notes

Outstanding Senior Subordinated Notes	9% senior subordinated notes due 2014, which were issued on September 23, 2004.

Senior Subordinated Exchanges Notes	9% senior subordinated notes due 2014, which have been registered under the Securities Act.

Senior Subordinated Exchange Offer	We are offering to exchange the senior subordinated exchange notes for outstanding senior subordinated notes. The senior subordinated exchange offer is not conditioned on a minimum aggregate principal amount of the outstanding senior subordinated notes being tendered.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred to you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of distribution.”

Any holder of outstanding notes who:

• is our affiliate

• does not acquire exchange notes in the ordinary course of its business; or

• tenders its outstanding notes in the applicable exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available July 2, 1993), and Shearman & Sterling or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The senior subordinated exchange offer will expire at 5:00 p.m., New York City time, on January 26, 2005, unless we decide to extend it.

Procedures for Tendering Outstanding Senior Subordinated Notes	To participate in the senior subordinated exchange offer, you must complete, sign and date the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding senior subordinated notes that you wish to exchange, to U.S. Bank National Association, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding senior subordinated notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding senior subordinated notes are held through The Depository Trust Company, or DTC, and you wish to participate in the senior subordinated exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

(1) you are not our affiliate within the meaning of Rule 405 under the Securities Act, or, if you are our affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.;

(2) you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

(3) you are acquiring the exchange notes in the ordinary course of business; and

(4) if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your outstanding senior subordinated notes, we urge you to contact that person promptly to tender your outstanding senior subordinated notes in the senior subordinated exchange offer.

For more information on tendering your outstanding senior subordinated notes, see “Senior Subordinated Exchange Offer — Terms of the Senior Subordinated Exchange Offer,” “— Procedures for Tendering” and “— Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding senior subordinated notes and you cannot get your required documents to the exchange agent on time, you may tender your outstanding senior subordinated notes according to the guaranteed delivery procedures described in “Senior Subordinated Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of outstanding senior subordinated notes at any time prior to the expiration date of the senior subordinated exchange offer. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of the senior subordinated exchange offer.

Acceptance of Outstanding Senior Subordinated Notes and Delivery of Senior Subordinated Exchange Notes	If you fulfill all conditions required for proper acceptance of outstanding senior subordinated notes, we will accept any and all outstanding senior subordinated notes that you properly tender in the senior subordinated exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding senior subordinated notes that we do not accept for exchange to you as promptly as practicable after the expiration date and acceptance of the outstanding senior subordinated notes for exchange. See “Senior Subordinated Exchange Offer — Terms of the Senior Subordinated Exchange Offer.”

Broker-Dealers	Each broker-dealer registered as such under the Exchange Act that receives senior subordinated exchange notes for its own account in exchange for outstanding senior subordinated notes, where such outstanding senior subordinated notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those senior subordinated exchange notes. See “Plan of Distribution.”

Fees and Expenses	We will bear all expenses related to the senior subordinated exchange offer. See “Senior Subordinated Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the senior subordinated exchange notes. We are making this senior subordinated exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Outstanding Senior Subordinated Notes	If you do not exchange your outstanding senior subordinated notes in this senior subordinated exchange offer, you will no longer be able to require us to register the outstanding senior subordinated notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding senior subordinated notes unless we have registered the outstanding senior subordi-

nated notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding senior subordinated notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of the senior subordinated exchange notes for the outstanding senior subordinated notes in the senior subordinated exchange offer will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offer.”

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the senior subordinated exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Specialized Finance Dept. Eligible institutions may make requests by facsimile at (651) 495-8158.

Senior Discount Notes

Outstanding Senior Discount Notes	11 1/4% senior discount notes due 2015, which were issued on September 23, 2004.

Senior Discount Exchanges Notes	11 1/4% senior discount notes due 2015, which have been registered under the Securities Act.

Senior Discount Exchange Offer	We are offering to exchange the senior discount exchange notes for outstanding senior discount notes. The senior discount exchange offer is not conditioned on a minimum aggregate principal amount of the outstanding senior discount notes being tendered.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred to you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of distribution.”

Any holder of outstanding notes who:

• is our affiliate

• does not acquire exchange notes in the ordinary course of its business; or

• tenders its outstanding notes in the applicable exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available July 2, 1993), and Shearman & Sterling or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date	The senior discount exchange offer will expire at 5:00 p.m., New York City time, on January 26, 2005, unless we decide to extend it.

Procedures for Tendering Outstanding Senior Discount Notes	To participate in the senior discount exchange offer, you must complete, sign and date the letter of transmittal and send it, together with all other documents required by the letter of transmittal, including the outstanding senior discount notes that you wish to exchange, to U.S. Bank National Association, as exchange agent, at the address indicated on the cover page of the letter of transmittal. In the alternative, you can tender your outstanding senior discount notes by following the procedures for book-entry transfer described in this prospectus.

If your outstanding senior discount notes are held through The Depository Trust Company, or DTC, and you wish to participate in the senior discount exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

(1) you are not our affiliate within the meaning of Rule 405 under the Securities Act, or, if you are our affiliate, that you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.;

(2) you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

(3) you are acquiring the exchange notes in the ordinary course of business; and

(4) if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

If a broker, dealer, commercial bank, trust company or other nominee is the registered holder of your outstanding senior discount notes, we urge you to contact that person promptly to tender your outstanding senior discount notes in the senior discount exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your outstanding senior discount notes and you cannot get your required documents to the exchange agent on time, you may tender your outstanding senior discount notes according to the guaranteed delivery procedures described in “Senior Discount Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of outstanding senior discount notes at any time prior to the expiration date of the senior discount exchange offer. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of the senior discount exchange offer.

Acceptance of Outstanding Senior Discount Notes and Delivery of Senior Discount Exchange Notes	If you fulfill all conditions required for proper acceptance of outstanding senior discount notes, we will accept any and all outstanding senior discount notes that you properly tender in the senior discount exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any outstanding senior discount notes that we do not accept for exchange to you as promptly as practicable after the expiration date and acceptance of the outstanding senior discount notes for exchange. See “Senior Discount Exchange Offer — Terms of the Senior Discount Exchange Offer.”

Broker-Dealers	Each broker-dealer registered as such under the Exchange Act that receives senior discount exchange notes for its own account in exchange for outstanding senior discount notes, where such outstanding senior discount notes were acquired by such broker-dealer as a result of market- making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those senior discount exchange notes. See “Plan of Distribution.”

Fees and Expenses	We will bear all expenses related to the senior discount exchange offer. See “Senior Discount Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the senior discount exchange notes. We are making this senior discount exchange offer solely to satisfy our obligations under the registration rights agreement.

Consequences of Failure to Exchange Outstanding Senior Discount Notes	If you do not exchange your outstanding senior discount notes in this senior discount exchange offer, you will no longer be able to require us to register the outstanding senior discount notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding senior discount notes unless we have registered the outstanding senior discount notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer the outstanding senior discount notes under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of the senior discount exchange notes for the outstanding senior discount notes in the senior discount exchange offer will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offer.”

Exchange Agent	We have appointed U.S. Bank National Association as exchange agent for the senior discount exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows: U.S. Bank National Association, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Specialized Finance Dept. Eligible institutions may make requests by facsimile at (651) 495-8158.

The Exchange Notes

      The exchange notes will be identical to the outstanding notes except that the exchange notes have been registered under the Securities Act and will not have restrictions on transfer or registration rights. The exchange notes will evidence the same debt as the outstanding notes, and the same indentures will govern the exchange notes and the outstanding notes.

      The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the exchange notes, see “Description of Senior Subordinated Exchange Notes, and “Description of Senior Discount Exchange Notes.”

Senior Subordinated Exchange Notes

Issuers	Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc.

Securities Offered	$575.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2014.

Maturity	October 1, 2014.

Interest	9% per annum, payable semiannually in arrears on April 1 and October 1, commencing on April 1, 2005.

Guarantees	All payments on the senior subordinated exchange notes, including principal and interest, will be guaranteed jointly and severally on a senior subordinated basis by Vanguard and VHS Holdco I and each domestic restricted subsidiary of VHS Holdco II that guarantees the obligations of any borrower under the senior credit facilities. See “Description of Senior Subordinated Exchange Notes — Guarantees.” The guarantee by Vanguard is being provided as a holding company guarantee solely for the purpose of allowing the issuers to satisfy their reporting obligations under the indenture governing the senior subordinated notes by furnishing financial information relating to Vanguard and, accordingly, you should not assign any value to this guarantee.

Ranking	The senior subordinated exchange notes and the guarantees will be unsecured senior subordinated obligations and will rank:

• senior to any of the issuers’ and the guarantors’ future indebtedness that is expressly subordinated in right of payment to the notes;

• equally with any of the issuers’ and the guarantors’ future unsecured senior subordinated indebtedness, including trade payables;

• junior to all of the issuers’ and the guarantors’ existing and future senior indebtedness;

• effectively junior to all of the issuers’ and the guarantors’ existing and future secured indebtedness, including any borrowings under the senior credit facilities; and

• structurally junior to all of the liabilities of the issuers’ existing and future subsidiaries that do not guarantee the senior subordinated exchange notes.

As of September 30, 2004, after giving pro forma effect to the Transactions, the senior subordinated exchange notes and the guarantees ranked:

• junior to approximately $479.8 million of senior indebtedness including borrowings under the senior credit facilities. An additional $547.3 million would have been available for borrowing under the senior credit facilities; and

• structurally junior to approximately $1,349.5 million of other liabilities, including trade payables but excluding intercompany obligations, of the issuers’ non-guarantor subsidiaries.

Optional Redemption	Prior to October 1, 2009, the issuers may redeem the senior subordinated exchange notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus the make-whole premium described under “Description of Senior Subordinated Exchange Notes — Optional Redemption.”

The issuers may also redeem any of the senior subordinated exchange notes at any time on or after October 1, 2009, in whole or in part, at the redemption prices described under “Description of Senior Subordinated Exchange Notes — Optional Redemption.”

In addition, on or before October 1, 2007, the issuers may redeem up to 35% of the aggregate principal amount of the senior subordinated exchange notes issued under the indenture governing the senior subordinated exchange notes with the net proceeds of certain equity offerings at 109% of the principal amount of the senior subordinated exchange notes, provided at least 65% of the aggregate principal amount of the senior subordinated exchange notes remains outstanding immediately after such redemption. See “Description of Senior Subordinated Exchange Notes — Optional Redemption.”

Change of Control	Upon a change of control, the issuers will be required to make an offer to purchase each holder’s senior subordinated exchange notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The issuers’ ability to repurchase the senior subordinated exchange notes upon a change of control will be limited by the terms of the senior credit facilities. See “Description of Senior Subordinated Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the senior subordinated exchange notes contains covenants that, among other things, limits the ability of the issuers and their restricted subsidiaries to:

• incur additional indebtedness or issue preferred stock;

• pay dividends on or make other distributions or repurchase their capital stock or make other restricted payments;

• make investments;

• enter into certain transactions with affiliates;

• limit dividends or other payments by restricted subsidiaries to VHS Holdco II or other restricted subsidiaries;

• create liens on pari passu or subordinated indebtedness without securing the notes;

• designate their subsidiaries as unrestricted subsidiaries; and

• sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of their assets.

These limitations are subject to a number of important qualifications and exceptions. See “Description of Senior Subordinated Exchange Notes — Certain Covenants.”

No Prior Market; PORTAL Market Listing	The senior subordinated exchange notes will be new securities for which there is no market. Although the initial purchasers in the private offering of the outstanding senior subordinated notes have informed us that they intend to make a market in the senior subordinated exchange notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, the issuers cannot assure you that a liquid market for the senior subordinated exchange notes will develop or be maintained. The senior subordinated notes have been made eligible for trading on PORTAL.

Use of Proceeds	There will be no cash proceeds from the exchange offers.

Senior Discount Exchange Notes

Issuers	Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc.

Securities Offered	$216.0 million aggregate principal amount at maturity of 11 1/4% Senior Discount Notes due 2015.

Offering Price	$577.13 per $1,000 principal amount at maturity.

Maturity	October 1, 2015.

Accretion; Interest	The senior discount exchange notes accrete at the rate of 11 1/4% per annum, compounded semiannually on April 1 and October 1 of each year to, but not including, October 1, 2009. From and after October 1, 2009, cash interest on the senior discount exchange notes will accrue at the rate of 11 1/4% per annum, and will be payable semiannually in arrears on April 1 and October 1 of each year, commencing on April 1, 2010, until maturity.

Guarantees	All payments on the senior discount exchange notes, including principal and interest, will be guaranteed by Vanguard. The guarantee by Vanguard is being provided as a holding company guarantee solely for the purpose of allowing the issuers to satisfy their reporting obligations under the indenture governing the senior discount notes by furnishing financial information relating to Vanguard and, accordingly, you should not assign any value to this guarantee.

Original Issue Discount	The senior discount notes are being offered with original issue discount for U.S. federal income tax purposes because interest on the senior discount exchange notes accretes to principal to, but not including, October 1, 2009. Although cash interest will not be payable on the senior discount exchange notes prior to April 1, 2010, original issue discount must be included as gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Material United States Federal Income and Estate Tax Consequences.”

Ranking	The senior discount exchange notes will be senior unsecured obligations of the issuers and will rank:

• senior to any of the issuers’ future senior subordinated indebtedness and subordinated indebtedness;

• equally in right of payment to any of the issuers’ future unsecured senior indebtedness;

• effectively junior to the issuers’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all of the liabilities of the issuers’ existing and future subsidiaries.

As of September 30, 2004, after giving pro forma effect to the Transactions, the senior discount exchange notes would have ranked:

• equally in right of payment to the issuers’ future unsecured senior indebtedness, if any;

• effectively junior to $479.8 million of secured indebtedness and subsidiary guarantees under the senior credit facilities and up to $547.3 million of additional borrowings available under the senior credit facilities; and

• structurally junior to $1,322.4 million of indebtedness of the issuers’ subsidiaries, including $575.0 million of senior subordinated notes, $479.8 of secured indebtedness and subsidiary guarantees under the senior credit facilities and $267.6 million of other liabilities. The senior discount notes would also be structurally junior to up to $547.3 million of additional borrowings available under the senior credit facilities.

Optional Redemption	Prior to October 1, 2009, the issuers may redeem the senior discount exchange notes, in whole or in part, at a price equal to 100% of the accreted value thereof, plus accrued and unpaid interest, if any, plus a make-whole premium.

Thereafter, the issuers may redeem all or part of the senior discount exchange notes at any time at the redemption prices described under “Description of Senior Discount Exchange Notes — Optional Redemption.”

In addition, on or before October 1, 2007, the issuers may redeem up to 35% of the aggregate principal amount at maturity of the senior discount exchange notes with the net proceeds of certain equity offerings at 111.25% of the accreted value of the senior discount exchange notes, plus accrued and unpaid interest, if any, provided at least 65% of the aggregate principal amount at maturity of the senior discount exchange notes remains outstanding immediately after such redemption. See “Description of Senior Discount Exchange Notes — Optional Redemption.”

Change of Control	Upon a change of control, the issuers will be required to make an offer to purchase each holder’s senior discount exchange notes at 101% of the accreted value thereof, or if after October 1, 2009, 101% of the principal amount at maturity thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Senior Discount Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indenture governing the senior discount exchange notes contains covenants that, among other things, limits the ability of the issuers and their restricted subsidiaries to:

• incur additional indebtedness or issue preferred stock;

• pay dividends or make other distributions on or repurchase their capital stock or make other restricted payments;

• make investments;

• enter into certain transactions with affiliates;

• limit dividends or other payments by restricted subsidiaries to VHS Holdco I or other restricted subsidiaries;

• create liens on pari passu or subordinated indebtedness without securing the senior discount notes;

• designate any subsidiaries as unrestricted subsidiaries; and

• sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of their assets.

These limitations are subject to a number of important qualifications and exceptions. See “Description of Senior Discount Exchange Notes — Certain Covenants.”

No Prior Market; PORTAL Market Listing	The senior discount exchange notes will be new securities for which there is no market. Although the initial purchasers in the private offering of the outstanding senior discount notes have informed us that they intend to make a market in the senior discount exchange notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the senior discount exchange notes will develop or be maintained. The senior discount notes have been made eligible for trading on PORTAL.

Use of Proceeds	There will be no cash proceeds from the exchange offers.

Principal Executive Offices

      Our principal executive offices are located at 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215 and our telephone number at that address is (615) 665-6000. Our corporate website address is www.vanguardhealth.com. Information contained on our website does not constitute a part of this prospectus.

Risk Factors

      Investment in the notes involves risks. You should carefully consider the information in the “Risk Factors” section and all other information included in the prospectus before deciding whether to participate in the exchange offers.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND

OPERATING INFORMATION

      The following table sets forth, for the periods and as of the dates indicated, our summary historical and pro forma condensed consolidated financial and operating information. The summary historical financial and operating information as of and for each of the years ended June 30, 2002, 2003 and 2004 was derived from our audited consolidated financial statements which have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary historical financial and operating information as of and for the three months ended September 30, 2003 and 2004 was derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus, and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the information for those periods. Results for the three months ended September 30, 2004, are presented on a predecessor period, successor period and combined basis to facilitate an operating results comparison and may not be indicative of results that may be expected for the full fiscal year ending June 30, 2005.

      The unaudited pro forma condensed summary financial information for the year ended June 30, 2004 and the three months ended September 30, 2004 have been derived from the unaudited pro forma condensed combined financial information set forth under “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus and have been prepared to give effect to the Transactions and the Acquisitions. The unaudited pro forma condensed summary financial information excludes certain expenses that are nonrecurring and directly relate to the Transactions. The unaudited pro forma condensed summary financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Transactions and the Acquisitions actually been consummated on the dates indicated and does not purport to indicate balance sheet data or results of operations as of any future date or for any future period.

      The table should be read in conjunction with “The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor

							Unaudited Three
	Year Ended June 30,						Months Ended
							September 30,
	2002		2003		2004		2003

	(Dollars in millions, except Ratios and Operating Data)
Summary of Operations Data:
Total revenues	$910.6		$1,340.5		$1,782.8		$409.9
Costs and expenses:
Salaries and benefits	384.4		578.4		740.8		176.2
Provision for doubtful accounts	53.3		73.4		118.2		30.3
Other operating expenses	400.9		580.0		750.8		169.1
Depreciation and amortization	29.5		46.9		64.7		15.1
Interest, net	26.7		34.9		43.1		10.4
Debt extinguishment costs	6.6		—		4.9		—
Minority interests	0.8		0.7		(2.5)		(0.9)
Stock compensation	—		—		0.1		—
Merger expenses	—		—		—		—
Other expenses	(1.3)		(1.6)		(2.3)		(0.8)

Income (loss) before income taxes	9.7		27.8		65.0		10.5
Income tax expense (benefit)	2.9		10.9		24.9		4.2

Net income (loss)	6.8		16.9		40.1		6.3
Preferred stock dividends	(1.8)		(2.8)		(4.0)		(1.0)

Net income (loss) attributable to common stockholders	$5.0		$14.1		$36.1		$5.3

Balance Sheet Data:
Cash and cash equivalents	$55.4		$27.2		$108.1		$25.2
Working capital	87.9		37.1		162.7		69.2
Property, plant and equipment, net	454.8		777.2		866.9		792.9
Assets	851.9		1,226.9		1,427.8		1,238.3
Long-term debt, including current portion	314.8		479.4		623.5		512.7
Other Financial Data:
Capital expenditures	$35.1		$98.5		$151.0		$40.4
Cash flow from (used in) operating activities	47.7		117.7		109.0		0.4
Cash flow used in investing activities	(135.4)		(344.0)		(167.1)		(37.8)
Cash flow from (used in) financing activities	134.0		198.1		139.0		35.4
Ratio of Earnings to Fixed Charges(a)	1.3	x	1.6	x	2.2	x	1.7	x
Operating Data (actual amounts):
Number of hospitals at end of period	10		15		16		16
Number of licensed beds at end of period(b)	2,207		3,666		3,784		3,727
Discharges(c)	75,364		114,327		147,600		35,709
Adjusted discharges-hospitals(d)	111,692		167,166		216,333		52,026
Net revenue per adjusted discharge-hospitals(e)	$6,006		$6,290		$6,466		$6,381
Average length of stay (days)(f)	4.1		4.2		4.2		4.2
Average daily census(g)	837.0		1,309.0		1,693.0		1,625.0
Member lives(h)	122,500		130,700		142,200		136,700
Medical claims expense percentage(i)	71.4%		73.5%		72.1%		74.5%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Predecessor	Successor	Combined		Unaudited
				Unaudited	Pro Forma
	Unaudited	Unaudited		Pro Forma	Three Months
	July 1, 2004	September 23, 2004	Unaudited Three	Year Ended	Ended
	Through	Through	Months Ended	June 30,	September 30,
	September 22, 2004	September 30, 2004	September 30, 2004	2004	2004

	(Dollars in millions, except Ratios and Operating Data)
Summary of Operations Data:
Total revenues	$449.6	$44.1	$493.7	$2,222.1	$603.6
Costs and expenses:
Salaries and benefits	178.7	17.2	195.9	969.5	253.5
Provision for doubtful accounts	31.5	3.0	34.5	147.8	38.8
Other operating expenses	192.3	19.0	211.3	944.6	253.5
Depreciation and amortization	17.4	1.7	19.1	72.1	20.7
Interest, net	9.8	2.1	11.9	106.7	26.0
Debt extinguishment costs	62.2	—	62.2	4.9	—
Minority interests	(0.5)	—	(0.5)	(0.7)	0.1
Stock compensation	96.7	—	96.7	0.1	0.1
Merger expenses	23.1	—	23.1	—	—
Other expenses	0.4	0.1	0.5	31.3	12.8

Income (loss) before income taxes	(162.0)	1.0	(161.0)	(54.2)	(1.9)
Income tax expense (benefit)	(51.3)	0.4	(50.9)	(20.3)	(0.6)

Net income (loss)	(110.7)	0.6	(110.1)	(33.9)	(1.3)
Preferred stock dividends	(1.0)	—	(1.0)	—	—

Net income (loss) attributable to common stockholders	$(111.7)	$0.6	$(111.1)	$(33.9)	$(1.3)

Balance Sheet Data:
Cash and cash equivalents			$75.5		$75.5
Working capital			116.2		94.7
Property, plant and equipment, net			871.9		972.2
Assets			2,136.6		2,247.9
Long-term debt, including current portion			1,180.8		1,261.6
Other Financial Data:
Capital expenditures	$29.8	$2.5	$32.3
Cash flow from (used in) operating activities	78.8	(8.6)	70.2
Cash flow used in investing activities	(80.0)	(2.7)	(82.7)
Cash flow from (used in) financing activities	(20.0)	(0.1)	(20.1)
Ratio of Earnings to Fixed Charges(a)			—
Operating Data (actual amounts):
Number of hospitals at end of period			16
Number of licensed beds at end of period(b)			3,750
Discharges(c)			37,986
Adjusted discharges-hospitals(d)			56,965
Net revenue per adjusted discharge-hospitals(e)			$6,800
Average length of stay (days)(f)			4.1
Average daily census(g)			1,694
Member lives(h)			147,000
Medical claims expense percentage(i)			75.9%

(a)	Our earnings were insufficient to cover fixed charges for the combined predecessor and successor three months ended September 30, 2004, by approximately $161.9 million.

(b)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(c)	Discharges represent the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(d)	Adjusted discharges-hospitals is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Adjusted discharges-hospitals is computed by multiplying discharges by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation enables management to assess hospital volume by a combined measure of inpatient and outpatient utilization.

(e)	Net revenue per adjusted discharge-hospitals is calculated by dividing net hospital patient revenues by adjusted discharges-hospitals and measures the average net payment expected to be received for a patent’s stay in the hospital.

(f)	Average length of stay represents the average number of days an admitted patient stays in our hospitals.

(g)	Average daily census represents the average number of patients in our hospitals each day during our ownership.

(h)	Member lives represent the total number of enrollees in our Arizona prepaid managed health plan and our Chicago managed care organization as of the end of the respective period.

(i)	Medical claims expense percentage is calculated by dividing medical claims expense by premium revenues.

RISK FACTORS

      You should consider carefully the following risks described below, together with the other information contained in this prospectus, before you decide whether to participate in the exchange offers. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect our ability to pay interest or principal on the notes. You may lose all or part of your original investment.

Risk Factors Relating to the Exchange Offers

You must carefully follow the required procedures in order to exchange your outstanding notes.

      We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes. Any holder of outstanding notes who tenders in the exchange offers for the purpose of participating in a distribution of the exchange notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will remain restricted and may be adversely affected.

      If you do not exchange your outstanding notes for exchange notes pursuant to the exchange offers, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreements with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offers are consummated, you may be unable to sell them because there will be fewer of these notes outstanding.

Risks Relating to the Exchange Notes

Our high level of debt may adversely affect our operations and our ability to grow and otherwise execute our business strategy.

      We have now and after giving effect to the Transactions, will continue to have a substantial amount of debt. As of September 30, 2004, we had $1,180.8 million of outstanding debt, excluding letters of credit and guarantees. This represented 64.8% of our total capitalization as of September 30, 2004. The amount of our outstanding indebtedness is large compared to the net book value of our assets, and we have significant repayment obligations under our outstanding indebtedness. After giving pro forma effect to the Transactions and the probable acquisitions, as of September 30, 2004, our earnings would have been insufficient to cover fixed charges by $2.2 million. Our senior credit facilities permit revolving borrowings and letters of credit of up to $250.0 million in the aggregate outstanding at any one time, of which $222.3 million was available to be borrowed by us as of September 30, 2004. In addition to the $475.0 million borrowed by VHS Holdco II under the initial term loan facility on the closing date to finance the Transactions, (1) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (2) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston,

Massachusetts. We may in the future borrow all available amounts under the revolving facility, and in addition we may borrow substantial additional indebtedness in the future under new debt agreements.

      Our substantial indebtedness could:

•	limit our ability to obtain additional financing to fund future capital expenditures (a substantial portion of which are legally required under certain of our acquisition agreements), working capital, acquisitions or other needs;

•	increase our vulnerability to general adverse economic, market and industry conditions and limit our flexibility in planning for, or reacting to, these conditions;

•	make us vulnerable to increases in interest rates since certain borrowings under the senior credit facilities will be, and additional borrowings may be, at variable interest rates;

•	limit our ability to use operating cash in other areas of our business because we must use a substantial portion of these funds to make principal and interest payments; and

•	limit our ability to compete with others who are not as highly-leveraged.

      Our ability to make scheduled payments of principal and interest or to satisfy our other debt obligations, to refinance our indebtedness or to fund capital expenditures will depend on our future operating performance. Prevailing economic conditions (including interest rates) and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations or realize anticipated revenue growth or operating improvements, or obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Operating and financial restrictions in our debt agreements limit our operational and financial flexibility.

      The senior credit facilities and the indentures under which the outstanding notes were issued and the exchange notes will be issued contain a number of significant covenants that, among other things, restrict our ability to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into certain transactions with affiliates;

•	limit dividends or other payments by restricted subsidiaries to VHS Holdco I or other restricted subsidiaries;

•	create liens on pari passu or subordinated indebtedness without securing the notes;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of our assets.

      In addition, under the senior credit facilities, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions and we may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under the senior credit facilities and the lenders could elect to declare all amounts borrowed under the senior credit facilities, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under the senior credit facilities are senior in right of payment to the notes. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.

      Our capital expenditure and acquisition strategy requires substantial capital resources. The building of new hospitals and the operations of our existing hospitals and newly acquired hospitals require ongoing capital expenditures for construction, renovation, expansion and the addition of medical equipment and technology. More specifically, we are currently, and may in the future be, contractually obligated to make significant capital expenditures relating to the facilities we acquire. Also, construction costs to build new hospitals are substantial. Our debt agreements may restrict our ability to incur additional indebtedness to fund these expenditures.

      A breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any senior debt is accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

      Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. In addition, the indentures governing the notes allow us to make significant dividend payments, investments and other restricted payments. The making of these payments could decrease available cash and adversely affect our ability to make principal and interest payments on our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The senior credit facilities and the indentures restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness — Senior Credit Facilities,” “Description of Senior Subordinated Exchange Notes” and “Description of Senior Discount Exchange Notes.”

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures and the senior credit facilities do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility provides commitments of up to $250.0 million (not giving effect to any outstanding letters of credit, which would reduce the amount available under our revolving credit facility), of which $222.3 million was available for future borrowings as of September 30, 2004. In addition to the $475.0 million borrowed by VHS Holdco II under the initial term loan facility on the closing date to finance the Transactions, (1) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (2) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. In addition, upon the occurrence of certain events, we may request an incremental term loan facility or facilities in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts. All of those borrowings would be senior and secured, and as a result, would be both contractually and effectively senior to the notes and the guarantees of the notes by the guarantors. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

VHS Holdco II, VHS Holdco I and Vanguard must rely on payments from their subsidiaries to fund payments on the notes and the guarantees. Such funds may not be available in certain circumstances.

      VHS Holdco II, VHS Holdco I and Vanguard are holding companies and all of their operations are conducted through their subsidiaries. Therefore, VHS Holdco II, VHS Holdco I and Vanguard depend on the cash flows of their subsidiaries to meet their obligations, including their respective obligations under the notes and the guarantees.

      The ability of these subsidiaries to distribute to VHS Holdco II, VHS Holdco I and Vanguard by way of dividends, distributions, interest, return on investments, or other payments (including loans) is subject to various restrictions, including restrictions imposed by the senior credit facilities, and future debt may also limit such payments. You do not have any direct claim on the cash flows of the operating subsidiaries of VHS Holdco II other than the guarantees of the senior subordinated notes and such subsidiaries have no obligation other than the guarantees of the senior subordinated notes, contingent or otherwise, to pay amounts due under the notes, to make any mandatory redemptions, repurchases or principal or accreted value payments in respect of the notes or to make funds available to VHS Holdco II. You do not have any direct claim on the cash flows of the operating subsidiaries of VHS Holdco I with respect to the senior discount notes because none of VHS Holdco I’s subsidiaries guarantee the senior discount notes.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

      Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior credit facilities and each guarantor’s obligations under their respective guarantees of the senior credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets. If we are declared bankrupt or insolvent, or if we default under our senior credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indentures at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

      As of September 30, 2004, on a pro forma basis after giving effect to the probable acquisitions, we would have had $560.6 million of senior secured indebtedness (all of which were indebtedness under our senior credit facilities and capital leases and which did not include availability of $222.3 million under the revolving credit facility). In addition to the $475.0 million borrowed by VHS Holdco II under the initial term loan facility on the closing date to finance the Transactions, (1) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150.0 days following the closing date and subject to certain other conditions and (2) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts. In addition, upon the occurrence of certain events, we may request an incremental term loan facility in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions. The indentures permit the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Your right to receive payments on the senior subordinated exchange notes is junior to all senior indebtedness of the issuers of the senior subordinated exchange notes and all senior indebtedness of the guarantors of the senior subordinated exchange notes, including their obligations under the senior credit facilities and other existing and future senior debt.

      The senior subordinated exchange notes are general unsecured senior subordinated obligations that are junior in right of payment to all of the issuers’ existing and future senior indebtedness. The senior subordinated exchange guarantees are general unsecured senior subordinated obligations of the guarantors that are junior in right of payment to all of the applicable guarantor’s existing and future senior indebtedness.

      The issuers and guarantors of the senior subordinated exchange notes may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated exchange notes or the senior subordinated exchange guarantees in the event of a payment default or certain other defaults in respect of certain of their senior indebtedness, including debt under the senior credit facilities, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, the issuers and guarantors of the senior subordinated exchange notes may not be permitted to pay any amount on account of the senior subordinated exchange notes or the senior subordinated exchange guarantees for a designated period of time.

      Because of the subordination provisions in the senior subordinated exchange notes and the senior subordinated exchange guarantees, in the event of a bankruptcy, liquidation or dissolution of the issuers or any guarantor of the senior subordinated exchange notes, the issuers’ or the guarantor’s assets will not be available to pay obligations under the senior subordinated exchange notes or the applicable guarantee until the issuers or the guarantors of the senior subordinated exchange notes have made all payments on their respective senior indebtedness. The issuers and guarantors of the senior subordinated exchange notes may not have sufficient assets after all these payments have been made to make any payments on the senior subordinated exchange notes or the applicable guarantee, including payments of principal or interest when due.

      As of September 30, 2004, after giving pro forma effect to the probable acquisitions, the issuers of the senior subordinated exchange notes and their subsidiaries would have had $560.6 million of senior indebtedness (all of which were indebtedness under our senior credit facilities and capital leases and which did not include availability of $222.3 million under the revolving credit facility). The indentures permit the incurrence of substantial additional indebtedness by the issuers of the senior subordinated exchange notes and their restricted subsidiaries in the future, including senior indebtedness. In addition to the $475.0 million borrowed by VHS Holdco II under the initial term loan facility on the closing date to finance the Transactions, (1) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (2) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts. In addition, upon the occurrence of certain events, we may request an incremental term loan facility in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions.

The notes are structurally subordinated to all of the indebtedness and liabilities of any of the issuers’ subsidiaries that do not guarantee the notes. Your right to receive payments on the notes could be adversely affected if our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

      The senior discount exchange notes are not guaranteed by any subsidiaries of the issuers of the senior discount exchange notes. All of VHS Holdco II’s domestic restricted subsidiaries that guarantee the obligations of any borrower under the senior credit facilities guarantee the senior subordinated exchange notes. The senior discount exchange notes are structurally subordinated to any existing and future preferred stock, indebtedness and other liabilities of VHS Holdco I’s subsidiaries, including VHS Holdco II. The senior subordinated exchange notes are structurally subordinated to any existing and future preferred stock, indebtedness and other liabilities of any of VHS Holdco II’s subsidiaries that do not guarantee the senior subordinated exchange notes. This is true even if such obligations do not constitute senior indebtedness. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding of one of our non-guarantor subsidiaries, holders of a non-guarantor subsidiary’s indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

      As of September 30, 2004, VHS Holdco II’s non-guarantor subsidiaries had total indebtedness of approximately $1.4 million (excluding non-guarantor subsidiaries’ intercompany liabilities). VHS Holdco II’s non-guarantor subsidiaries accounted for $429.4 million, or 24.1%, of our revenues for the year ended June 30, 2004 and $134.8 million, or 27.3%, of our revenues for the three months ended September 30, 2004, respectively. VHS Holdco II’s non-guarantor subsidiaries accounted for $270.0 million, or 12.6%, of our assets and $150.9 million, or 10.1%, of our liabilities as of September 30, 2004. The senior discount exchange notes are structurally subordinated to an additional $1,322.4 million of indebtedness of VHS Holdco I’s subsidiaries, none of which guarantees the senior discount exchange notes, including $575.0 million of senior subordinated exchange notes.

      The issuers’ less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to the issuers in their financing or other agreements and, as a result, the issuers may not be able to access their cash flows to service their respective debt obligations, including in respect of the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

      Any default under the agreements governing our indebtedness, including a default under our senior credit facilities that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our senior credit facilities), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our senior credit facilities to avoid being in default. If we breach our covenants under our senior credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior credit facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness — Senior Credit Facilities,” “Description of Senior Subordinated Exchange Notes” and “Description of Senior Discount Exchange Notes.”

You will be required to pay United States federal income tax on accrual of original issue discount on the senior discount exchange notes even if VHS Holdco I does not pay cash interest.

      The outstanding senior discount exchange notes were issued at a substantial discount from their principal amount at maturity. Although cash interest will not accrue on the notes prior to October 1, 2009, and there will be no periodic payments of cash interest on the senior discount exchange notes prior to April 1, 2010, original issue discount (the difference between the stated redemption price at maturity and the issue price of the senior discount exchange notes) accrues from the issue date of the senior discount exchange notes. Consequently, purchasers of the senior discount exchange notes generally will be required to include amounts in gross income for United States federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. Such amounts in the aggregate will be equal to the difference between the stated redemption price at maturity (inclusive of stated interest on the notes) and the issue price of the senior discount exchange notes. See “Material United States Federal Income and Estate Tax Consequences.”

Vanguard’s guarantees may be released at any time.

      The guarantees by Vanguard were provided solely for the purpose of allowing the issuers of the notes to satisfy their reporting obligations under the indentures governing the notes by furnishing financial information relating to Vanguard instead of the issuers of the notes and, accordingly, you should not assign any value to such guarantees. Moreover, the guarantees by Vanguard may be released at any time at the option of the issuers of the notes and Vanguard.

You should not expect Vanguard Holding Company I, Inc. and Vanguard Holding Company II, Inc. to participate in making payments on the notes.

      Vanguard Holding Company I, Inc. is a wholly-owned subsidiary of VHS Holdco I that was incorporated to accommodate the issuance of the senior discount notes by VHS Holdco I. Vanguard Holding Company II, Inc. is a wholly-owned subsidiary of VHS Holdco II that was incorporated to accommodate the issuance of the senior subordinated notes by VHS Holdco II. Vanguard Holding Company I, Inc. and Vanguard Holding Company II, Inc. will not have any operations or assets of any kind and will not have any revenues other than as may be incidental to their activities as co-issuers of the notes. You should not expect Vanguard Holding Company I, Inc. and Vanguard Holding Company II, Inc. to participate in servicing any of their obligations on the notes.

We may not be able to repurchase the notes upon a change of control.

      Upon the occurrence of specific kinds of change of control events, each holder of a note has the right to require the issuers thereof to make an offer to repurchase such holder’s note (a) at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and additional interest, if any, to the date of repurchase in the case of a senior subordinated exchange note and (b) in the case of a senior discount exchange note, at a price equal to (x) 101% of the accreted value thereof, together with additional interest, if any, to the date of repurchase if repurchased on or before October 1, 2009, and (y) 101% of the principal amount at maturity thereof, together with accrued and unpaid interest and additional interest, if any, to the date of repurchase if repurchased after October 1, 2009.

      We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer. The occurrence of a change of control could also constitute an event of default under our senior credit facilities. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the senior credit facilities, but may not be able to do so. See “Description of Senior Subordinated Exchange Notes —

Repurchase at the Option of Holders — Change of Control” and “Description of Senior Discount Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

      In addition, important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a “Change of Control” under the indentures. Therefore, if an event occurs that does not constitute a “Change of Control,” we will not be required to make an offer to repurchase the notes and the existing notes and you may be required to continue to hold your notes despite the event.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.

      The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors were insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that it would, incur debts beyond our ability to pay as they mature.

      If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of us or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

      Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

      If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

We cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.

      We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in September 2004 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market.

      We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market with respect to the exchange notes. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offers or the effectiveness of a shelf registration statement in lieu thereof.

      Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offers to exchange the outstanding notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

We are controlled by a small number of shareholders and their interests as equity holders may conflict with yours as a creditor.

      We are controlled by our principal equity sponsors, and they have the ability to control our policies and operations. The interests of our principal equity sponsors may not in all cases be aligned with your interests as a holder of the notes. For example, they could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, our controlling shareholders are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Accordingly, our principal equity sponsors may also pursue acquisitions that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, our principal equity sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might reduce cash flows or capital reserves available to fund our debt service obligations or involve other risks to you as a holder of our notes. See “Certain Relationships and Related Party Transactions.”

Risks Related to Our Business and Industry

If we are unable to enter into favorable contracts with managed care plans, our operating revenues may be reduced.

      Our ability to negotiate favorable contracts with health maintenance organizations, insurers offering preferred provider arrangements and other managed care plans significantly affects the revenues and operating results of our hospitals. Revenues derived from health maintenance organizations, insurers offering preferred provider arrangements and other managed care plans, including Medicare and Medicaid managed care plans, accounted for approximately 45% and 44% of our patient service revenues for the three months ended September 30, 2004 and for the year ended June 30, 2004, respectively. Managed care organizations offering prepaid and discounted medical services packages represent an increasing portion of our admissions, a general trend in the industry which has limited hospital revenue growth nationwide and a trend that may continue if the Medicare Modernization Act increases enrollment in Medicare managed care plans. In addition, private payers are increasingly attempting to control healthcare costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review, including the use of hospitalists, and greater enrollment in managed care programs such as health maintenance organizations and preferred provider organizations. In most cases, we negotiate our managed care contracts annually as they come up for renewal at various times during the year. Our future success will depend, in part, on our ability to renew existing managed care contracts and enter into new managed care contracts on terms favorable to us. Other healthcare companies, including some with greater financial resources, greater geographic coverage or a wider range of services, may compete with us for these opportunities. If we are unable to contain costs through increased operational efficiencies or to obtain higher reimbursements and payments from managed care payers, our results of operations and cash flows will be adversely affected.

Our revenues may decline if federal or state programs reduce our Medicare or Medicaid payments or managed care companies reduce our reimbursements.

      Approximately 37% and 38% of our patient service revenues for the three months ended September 30, 2004 and the year ended June 30, 2004, respectively, came from the Medicare and Medicaid programs. In recent years, federal and state governments have made significant changes in the Medicare and Medicaid programs. Some of those changes adversely affect the reimbursement we receive for certain services. In addition, due to budget deficits in many states, significant decreases in state funding for Medicaid programs have occurred or are being proposed.

      In recent years, Congress and some state legislatures have introduced a number of other proposals to make major changes in the healthcare system. For instance, Medicare-reimbursed, hospital outpatient services converted to a prospective payment system on August 1, 2000. This system creates limitations on levels of payment for a substantial portion of hospital outpatient procedures. Future federal and state legislation may further reduce the payments we receive for our services.

      A number of states have adopted legislation designed to reduce their Medicaid expenditures. Some states have enrolled Medicaid recipients in managed care programs (which generally tend to reduce the level of hospital utilization) and have imposed additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Some states have also reduced the scope of Medicaid eligibility and coverage, making an increasing number of residents unable to pay for their care. Other states have proposed to take similar steps.

      In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly attempt to control healthcare costs by requiring that hospitals discount their fees in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

      The healthcare industry is subject to extensive federal, state and local laws and regulations relating to licensing, the conduct of operations, the ownership of facilities, the addition of facilities and services, financial arrangements with physicians and other referral sources, confidentiality, maintenance and security issues associated with medical records, billing for services and prices for services. If a determination were made that we were in material violation of such laws or regulations, our operations and financial results could be materially adversely affected.

      In many instances, the industry does not have the benefit of significant regulatory or judicial interpretations of these laws and regulations. This is particularly true in the case of Medicare and Medicaid statute codified under section 1128B(b) of the Social Security Act and known as the “Anti-Kickback Statute.” This law prohibits providers and other person or entities from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent to generate referrals of orders for services or items reimbursable under Medicare, Medicaid and other federal healthcare programs. As authorized by Congress, the United States Department of Health and Human Services has issued regulations which describe some of the conduct and business relationships immune from prosecution under the Anti-Kickback Statute. The fact that a given business arrangement does not fall within one of these “safe harbor” provisions does not render the arrangement illegal, but business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria risk increased scrutiny by enforcement authorities.

      Some of the financial arrangements which our facilities maintain with physicians do not meet all of the requirements for safe harbor protection. The regulatory authorities that enforce the Anti-Kickback Statute may in the future determine that one or more of these arrangements violate the Anti-Kickback Statute or other federal or state laws. A determination that a facility has violated the Anti-Kickback Statute or other federal laws could subject us to liability under the Social Security Act, including criminal and civil penalties, as well as exclusion of the facility from participation in government programs such as Medicare and Medicaid or other federal healthcare programs.

      In addition, the portion of the Social Security Act commonly known as the “Stark Law” prohibits physicians from referring Medicare and (to an extent) Medicaid patients to providers of certain “designated health services” if the physician or a member of his or her immediate family has an ownership or investment interest in, or compensation arrangement with, that provider. In addition, the provider in such arrangements is prohibited from billing for all of the designated health services referred by the physician. Many of the services furnished by our facilities are “designated health services” for Stark Law purposes. There are multiple exceptions to the Stark Law, among others, for physicians maintaining an ownership interest in an entire hospital or having a compensation relationship with the facility as a result of employment agreements, leases, physician recruitment and certain other arrangements. However, each of these exceptions applies only if detailed conditions are met conditions which were the subject of regulations which became effective in July 2004 and for which little precedent exists for their interpretation or enforcement. An arrangement subject to the Stark Law must qualify for an exception in order for the services to be lawfully referred by the physician and billed by the provider.

      All of the states in which we operate have adopted or have considered adopting similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals, regardless of the source of payment for the care. Little precedent exists for the interpretation or enforcement of these laws. Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts.

      Government officials responsible for enforcing healthcare laws could assert that one or more of our facilities, or any of the transactions in which we are involved, are in violation of the Stark Law and related state law exceptions. It is also possible that the courts could ultimately interpret these laws in a manner that is different from our interpretations. Moreover, other healthcare companies, alleged to have violated these laws, have paid significant sums to settle such allegations and entered into “corporate integrity agreements” because of concern that the government might exercise its authority to exclude those providers from governmental payment programs (Medicare, Medicaid, TRICARE). A determination that one or more of our facilities has violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly.

      Illinois, and other states in which we may operate, requires governmental determinations of need (“Certificates of Need”) prior to the purchase of major medical equipment or the construction, expansion, closure, sale or change of control of healthcare facilities. We believe our facilities have obtained appropriate certificates wherever applicable. However, if a determination were made that we were in material violation of such laws, our operations and financial results could be materially adversely affected. The governmental determinations, embodied in Certificates of Need, can also affect our facilities’ ability to add bed capacity or important services. We cannot predict whether we will be able to obtain required Certificates of Need in the future. A failure to obtain any required Certificates of Need may impair our ability to operate the affected facility profitably.

      West Valley Hospital and the Arizona Department of Health Services (“ADHS”) have entered into a settlement agreement with respect to three ADHS deficiency statements issued as a result of complaint investigations. The hospital requested this global settlement agreement as a means to resolve all outstanding ADHS deficiency statements.

      The settlement agreement places various restrictions on the hospital, including: (1) increased state monitoring; (2) annual state licensure inspections; (3) phased implementation of cardiac services contingent upon architectural review, outside consultant review, and compliance with certain state statutes and rules regulating acute care hospitals; and (4) an increase of maternity beds contingent upon architectural review and implementation of an acuity plan that complies with certain state rules. The hospital is also required under the terms of the settlement agreement to establish a patient advocate program, timely submit its applications for licensure, and conduct annual mock inspection surveys, among other requirements. If ADHS finds that the hospital is not in substantial compliance with the rules and regulations impacting the hospital’s provision of cardiac or maternity services, ADHS may limit further expansion, or require reduction, of these services. If ADHS finds that the hospital is not in substantial compliance with the state licensure inspections, it may issue a provisional license to the hospital or proceed with other enforcement measures permitted by state law.

      As a result of surveys conducted by ADHS on behalf of CMS, the hospital received a letter dated July 20, 2004 from CMS stating that CMS would terminate the hospital’s participation in the Medicare program effective September 13, 2004, unless West Valley Hospital demonstrated in a CMS survey conducted prior to that date that the hospital was in compliance with the Medicare Conditions of Participation. ADHS conducted a survey inspection on behalf of CMS from August 31, 2004 to September 3, 2004. The ADHS surveyors informed the senior management of the hospital in an “exit interview” held at the end of the survey inspection that they had determined that the hospital was in compliance with the Medicare Conditions of Participation. As a result, CMS did not terminate the hospital’s participation in the Medicare program for the matters referenced in CMS’ letter of July 20, 2004.

      The laws, rules and regulations described above are complex and subject to interpretation. If we are in violation of any of these laws, rules or regulations, or if further changes in the regulatory framework occur, our results of operations could be significantly harmed. For a more detailed discussion of the laws, rules and regulations described above, see “Government Regulation and Other Factors.”

Providers in the healthcare industry have been the subject of federal and state investigations, whistleblower lawsuits and class action litigation, and we may become subject to investigations, whistleblower lawsuits or class action litigation in the future.

      Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of hospital companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including:

•	cost reporting and billing practices;

•	laboratory and home healthcare services;

•	physician ownership of, and joint ventures with, hospitals;

•	physician recruitment activities; and

•	other financial arrangements with referral sources.

      In addition, the federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits against companies. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under false claims may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to the federal government. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes and have submitted claims to a governmental payor during the time period they allegedly violated these other statutes, have thereby submitted false claims under the False Claims Act. Some states have adopted similar whistleblower and false claims provisions.

      The Office of the Inspector General of the Department of Health and Human Services and the Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

      As a result of these regulations and initiatives, some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, we provide some durable medical equipment and home healthcare services, and we have joint venture arrangements involving physician investors. We also have a variety of other financial arrangements with physicians and other potential referral sources including recruitment arrangements and leases. In addition, our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. We are aware that several of our hospitals or their related healthcare operations were and may still be under investigation in connection with activities conducted prior to our acquisition of them. Under the terms of our various acquisition agreements, the prior owners of our hospitals are responsible for any liabilities arising from pre-closing violations. The prior owners’ resolution of these matters or failure to resolve these matters, in the event that any resolution was deemed necessary, may have a material adverse effect on our business, financial condition or results of operations. Any investigations of us, our executives, managers, facilities or operations could result in significant liabilities or penalties to us, as well as adverse publicity.

      We maintain a voluntary compliance program to address health regulatory and other compliance requirements. This program includes initial and periodic ethics and compliance training and effectiveness reviews, a toll-free hotline for employees to report, without fear of retaliation, any suspected legal or ethical violations, annual “fraud and abuse” audits to look at all of our financial relationships with physicians and other referral sources and annual “coding audits” to make sure our hospital bills the proper service codes in respect of obtaining payment from the Medicare and Medicaid programs.

      As an element of our corporate compliance program and our internal compliance audits, from time to time we make voluntary disclosures and repayments to the Medicare and Medicaid programs and/or to the federal and/or state regulators for these programs in the ordinary course of business. At the current time, we know of no active investigations by any of these programs or regulators in respect of our disclosures or repayments. These voluntary actions on our part could lead to an investigation by the regulators to determine whether any of our facilities have violated the Stark Law, the Anti-Kickback Statute, the False Claims Act or similar state law. Either an investigation or initiation of administrative or judicial actions could result in a public announcement of possible violations of the Stark Law, the Anti-Kickback Statute or the False Claims Act or similar state law. Such determination or announcements could have a material adverse effect on our business, financial condition, results of operations or prospects, and our business reputation could suffer significantly.

      In the course of our 2004 internal compliance audit, we identified that certain documentation discrepancies had occurred in the administration of renewal provisions of certain leases with physicians for medical office space at one of our hospitals. We reviewed the leases, and the hospital entered into lease extension agreements with each physician who was party to a lease whose initial term had expired and who was operating as a holdover under provisions of the lease and/or by extension of the lease by operation of law. In addition, the hospital entered into new leases with those physicians desiring to remain as tenants. In accordance with established company compliance program policies, on September 1, 2004, we made a voluntary disclosure regarding these lease discrepancies and actions we had taken to the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”) and to the local U.S. Attorney’s Office. The disclosure related to regulatory requirements governing lease arrangements with certain physicians and indicated that we would provide further information to them in a supplemental statement upon completion of our further internal review. We have not determined that a violation of these requirements occurred, nor has it been determined that any restitution or other payment is due to the federal government. We are continuing to review this matter. In late September 2004 we received a letter from the OIG which acknowledged our voluntary disclosure and informed us that the matter had been referred within the agency for further review. Additionally, in early December 2004 we received a second letter from the OIG requesting that certain information related to our initial disclosure be provided in our future submission and requesting a tolling agreement between us in respect of their possible civil and administrative claims related to this matter. The tolling agreement would suspend the period for the running of the statute of limitations and similar defenses. We are in the process of gathering the information to respond to the OIG’s request and have entered into a tolling agreement with the agency. The second OIG letter acknowledges the voluntary nature of our prior disclosure.

      Additionally, several hospital companies have recently been named defendants in class action litigation alleging, among other things, that their charge structures are fraudulent and, under state law, unfair or deceptive practices, insofar as those hospitals charge insurers lower rates than those charged to uninsured patients. We cannot assure you that we will not be named as a defendant in litigation of this type. Furthermore, the outcome of these suits may affect the industry standard for charity care policies and any response we take may have a material adverse effect on our financial results.

Competition from other hospitals or healthcare providers (especially specialty hospitals) may reduce our patient volumes and profitability.

      The healthcare business is highly competitive and competition among hospitals and other healthcare providers for patients has intensified in recent years. Generally, other hospitals in the local communities served by most of our hospitals provide services similar to those offered by our hospitals. In addition, we believe the number of freestanding specialty hospitals and surgery and diagnostic centers in the geographic areas in which we operate has increased significantly in recent years. As a result, most of our hospitals operate in an increasingly competitive environment. Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. Increasingly, we are facing competition by physician-owned specialty hospitals and freestanding surgery centers that compete for market share in high margin services and for quality physicians and personnel. If our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed contracts at their facilities, we may experience a decline in patient volumes.

      Phoenix Health Plan, our prepaid Medicaid managed healthcare plan, also faces competition within the Arizona market which it serves. As in the case of our hospitals, some of our competitors in this market are owned by governmental agencies or not-for-profit corporations that have greater financial resources than we do. Other competitors have larger membership bases, are more established and have greater geographic coverage areas that give them an advantage in competing for a limited pool of eligible health plan members. The revenues we derive from Phoenix Health Plan could significantly decrease if new plans operating under Arizona Health Care Cost Containment System (“AHCCCS”), which is the state agency that administers Arizona’s state Medicaid program, enter the market or other existing AHCCCS plans increase their number of enrollees. Moreover, a failure to attract future enrollees may negatively impact our ability to maintain our profitability in this market.

Our hospitals face a growth in bad debts resulting from increased self-pay volumes and revenues.

      Like others in the hospital industry, we have experienced an increase in our provision for bad debts as a percentage of net revenues due in large part to a growth in self-pay volumes and revenues resulting primarily from an increase in the number of uninsured patients, along with rate increases and an increase in the amount of co-payments and deductibles passed on by employers to employees. If we continue to experience growth in self-pay volumes and revenues, our results of operations could be materially adversely affected.

Our performance depends on our ability to recruit and retain quality physicians.

      The success of our hospitals depends in part on the following factors:

•	the number and quality of the physicians on the medical staffs of our hospitals;

•	the admitting practices of those physicians; and

•	the maintenance of good relations with those physicians.

      We generally do not employ physicians. Most physicians at our hospitals also have admitting privileges at other hospitals. If facilities are not staffed with adequate support personnel or technologically advanced equipment that meets the needs of patients, physicians may be discouraged from referring patients to our facilities, which could adversely affect our profitability.

We may be unable to achieve our acquisition and growth strategy and we may have difficulty acquiring not-for-profit hospitals due to regulatory scrutiny.

      An important element of our business strategy is expansion by acquiring hospitals in our existing and in new urban and suburban markets and by entering into partnerships or affiliations with other healthcare service providers. The competition to acquire hospitals is significant, including competition from healthcare companies with greater financial resources than ours, and we may not be able to make suitable acquisitions on favorable terms, and we may have difficulty obtaining financing, if necessary, for such acquisitions on satisfactory terms. We sometimes agree not to sell an acquired hospital for some period of time (currently no longer than 10 years) after closing and/or grant the seller a right of first refusal to purchase the hospital if we agree to sell it to a third party. In addition, we may not be able to effectively integrate any acquired facilities with our operations. Even if we continue to acquire additional facilities and/or enter into partnerships or affiliations with other healthcare service providers, federal and state regulatory agencies may constrain our ability to grow.

      Additionally, many states, including some where we have hospitals and others where we may in the future attempt to acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the sale proceeds by the not-for-profit seller. These review and approval processes can add time to the consummation of an acquisition of a not-for profit hospital, and future actions on the state level could seriously delay or even prevent future acquisitions of not-for-profit hospitals. Furthermore, as a condition to approving an acquisition, the attorney general of the state in which the hospital is located may require us to maintain specific services, such as emergency departments, or to continue to provide specific levels of charity care, which may affect our decision to acquire or the terms upon which we acquire one of these hospitals.

Difficulties with integrating our acquisitions may disrupt our ongoing operations.

      We may not be able to profitably or effectively integrate the operations of, or otherwise achieve the intended benefits from, any acquisitions we make or partnerships or affiliations we may form. The process of integrating acquired hospitals may require a disproportionate amount of management’s time and attention, potentially distracting management from its day-to-day responsibilities. This process may be even more difficult in the case of hospitals we may acquire out of bankruptcy or otherwise in financial distress. In addition, poor integration of acquired facilities could cause interruptions to our business activities, including those of the acquired facilities. As a result, we may incur significant costs related to acquiring or integrating these facilities and may not realize the anticipated benefits.

      Moreover, acquired businesses may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We could in the future become liable for past activities of acquired businesses and these liabilities could be material.

Our hospitals face competition for staffing, which may increase our labor costs and reduce profitability.

      We compete with other healthcare providers in recruiting and retaining qualified management and staff personnel responsible for the day-to-day operations of each of our hospitals, including nurses and other non-physician healthcare professionals. In the healthcare industry generally, including in our markets, the scarcity of nurses and other medical support personnel has become a significant operating issue. This shortage may require us to increase wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary personnel. We have raised on several occasions in the past, and expect to raise in the future, wages for our nurses and other medical support personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because approximately 82% of our patient service revenues for the three months ended September 30, 2004 and the year ended June 30, 2004, consisted of payments based on fixed or negotiated rates, our ability to pass along increased labor costs is constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs, could have a material adverse effect on our profitability.

The cost of our malpractice insurance and the malpractice insurance of physicians who practice at our facilities continues to rise. Successful malpractice or tort claims asserted against us, our physicians or our employees could materially adversely affect our financial condition and profitability.

      In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large monetary claims and significant defense costs. Hospitals and physicians have typically maintained a special type of insurance (commonly called malpractice or professional liability insurance) and general liability insurance to protect against the costs of these types of legal actions. However, as a result of insurance carrier payments of large claims in recent years, the pricing in the professional and general liability insurance markets has risen greatly and there is currently limited availability of this type of insurance. Due to these unfavorable pricing and availability trends, we created an insurance subsidiary on June 1, 2002, to assume a substantial portion of the professional and general liability risks of our facilities. For claims reported since June 1, 2002, we maintain all of our professional and general liability insurance through this insurance subsidiary in respect of losses up to $10.0 million per occurrence. This is in comparison to our $1.0 million retention for the period June 1, 2001 to May 31, 2002. We have also purchased an umbrella excess policy for professional and general liability insurance with unrelated commercial carriers for losses in excess of $10.0 million per occurrence up to $75.0 million in the aggregate through May 31, 2005. However, in the future excess insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of such insurance. Moreover, due to the increased retention limits insured by our captive subsidiary, if actual payments of claims materially exceed our projected estimates of malpractice claims, our financial condition would be materially adversely affected.

      In addition, physicians’ professional liability insurance costs have dramatically increased to the point where some physicians are either choosing to retire early or leave certain markets. If physician professional liability insurance costs continue to escalate in markets in which we operate, some physicians may choose not to practice at our facilities, which could reduce our patient volume and thus our revenues. Our hospitals may also incur a greater percentage of the amounts paid to claimants if physicians are unable to obtain adequate malpractice coverage.

We are subject to uncertainties regarding healthcare reform that could materially and adversely affect our business.

      In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would result in major changes in the healthcare system, either nationally or at the state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan or plans that would cover all citizens and increase payments by beneficiaries. Increased regulations, mandated benefits and more oversight, audits and investigations and changes in laws allowing access to federal and state courts to challenge healthcare decisions may increase our administrative, litigation and healthcare costs. We cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, we cannot assure you that the implementation of these reforms will not have a material adverse effect on our business, financial position or results of operations.

A reduction in inpatient services may reduce our revenues.

      Technological advances have enabled procedures that were previously performed on an inpatient basis to now be provided on an outpatient basis. In addition, through a process known as “utilization review”, third party payers focus on reducing inpatient admissions and lengths of stay to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. The resulting increase in surgeries performed on an outpatient basis has reduced inpatient utilization, average lengths of stay and occupancy rates at our hospitals and, as a result, has adversely affected hospital revenues. We expect this trend away from inpatient procedures to continue and anticipate that efforts to impose more stringent controls and competition for outpatient services will remain intense during the foreseeable future.

Our facilities are concentrated in a small number of regions. If any one of the regions in which we operate experiences a regulatory change, economic downturn or other material change, our overall business results may suffer.

      Among our operations as of September 30, 2004, five hospitals and various related healthcare businesses were located in San Antonio, Texas; six hospitals and related healthcare businesses were located in metropolitan Phoenix, Arizona; two hospitals and related healthcare businesses were located in metropolitan Chicago, Illinois; and three hospitals and related healthcare businesses were located in Orange County, California. For the periods presented below, our revenues were generated as follows:

		Three Months
	Year Ended	Ended
	June 30,	September 30,
	2004	2004

San Antonio	30.2%	32.0%
Metropolitan Phoenix, excluding Phoenix Health Plan	23.8	25.8
Phoenix Health Plan and other	14.1	14.1
Metropolitan Chicago(1)	22.0	19.1
Orange County	9.9	9.0

	100.0%	100.0%

(1)	Includes MacNeal Health Providers.

      Any material change in the current demographic, economic, competitive or regulatory conditions in any of these regions could adversely affect our overall business results because of the significance of our operations in each of these regions to our overall operating performance. Moreover, due to the concentration of our revenues in only four regions, our business is less diversified and, accordingly, is subject to greater regional risk than that of some of our larger competitors.

      California has statutes and regulations that require hospitals to meet seismic performance standards, and hospitals that do not meet the standards may be required to retrofit their facilities. Our estimated cost to comply with the seismic regulations and standards required by 2008, subject to extension to 2013 upon the state’s approval of our request for extension, is $12.5 million. Upon completion of the $12.5 million in improvements, our California facilities will be compliant with the requirements of the seismic regulations through 2029. We estimate that the majority of the square footage in our facilities will be compliant with the seismic regulations and standards required by 2030 once we have completed such $12.5 million in improvements, but we are unable at this time to estimate our costs for full compliance with the 2030 requirements. Moreover, in the event that our California facilities are found not to be in compliance with these seismic standards, we may be required to make significant capital expenditures to bring the California facilities into compliance, which could impact our financial position negatively.

If we are unable to control our healthcare costs at Phoenix Health Plan, if the health plan should lose its governmental contract, or if state budgetary cuts reduce the scope of Medicaid coverage, our profitability may be adversely affected.

      For the three months ended September 30, 2004 and the year ended June 30, 2004, our Phoenix Health Plan generated approximately 14.1% of our revenues. Phoenix Health Plan derives substantially all of its revenues through a contract with the AHCCCS. AHCCCS pays capitated rates to Phoenix Health Plan, and Phoenix Health Plan subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. If we fail to effectively manage our healthcare costs, these costs may exceed the payments we receive. Many factors can cause actual healthcare costs to exceed the capitated rates paid by AHCCCS, including:

•	our ability to contract with cost-effective healthcare providers;

•	the increased cost of individual healthcare services;

•	the type and number of individual healthcare services delivered; and

•	the occurrence of catastrophes, epidemics or other unforeseen occurrences.

      Our current contract with AHCCCS is for the three year period ending September 30, 2006 with two additional one-year renewals and is terminable without cause on 90 days’ written notice from AHCCCS or for cause upon written notice from AHCCCS if we fail to comply with any term or condition of the contract or fail to take corrective action as required to comply with the terms of the contract. AHCCCS may also terminate the contract with Phoenix Health Plan in the event of unavailability of state or federal funding. As other health plans attempt to enter the Arizona market, we may face increased competition. If we are unable to renew, successfully rebid or compete for our contract with AHCCCS, or if our contract is terminated, our profitability would be adversely affected by the loss of these revenues and cash flows. Also, should the scope of the Medicaid program be reduced as a result of state budgetary cuts or other political factors, our results of operations could be adversely affected.

We may fail to comply with the privacy, security and electronic transaction requirements under the Health Insurance Portability and Accountability Act of 1996 and we may be materially adversely affected as a result.

      Enforcement of the final regulations governing the privacy of health information under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) began in April 2003. The enforcing agency, the Office of Civil Rights (“OCR”) of the Department of Health and Human Services, has announced a complaint based and compliance improvement type enforcement program. We believe there is not sufficient basis to understand OCR’s enforcement posture and the potential for fines and penalties which may result from OCR’s finding of a violation of the privacy regulations. Under the statute, there are civil penalties of up to $100 per violation (not to exceed $25,000 per calendar year for each type of violation) and criminal penalties for knowing violations of up to $250,000 per violation.

      The HIPAA regulations establishing standardized code sets and formats for financial and clinical electronic data interchange (“EDI”) transactions among health plans and providers required compliance by October 16, 2003. However, many plans with which we are engaged in EDI have followed the lead of CMS and continue, on a “contingency plan” basis, to accept noncompliant electronic transactions during a period in which the parties are working to test their systems capability to handle the HIPAA standard code sets and formats. At the current time, we believe that we can receive and make the specified transmissions in HIPAA compliant format and all of our facilities are filing their Medicare claims in HIPAA compliant format. However, at such time as the “contingency plan‘/moratorium ends in respect of any or all non-Medicare payers, we may experience delays in submitting claims or receiving payments if we or our payers are unable to comply fully with the regulations. There is no reliable information available as to the expiration of this moratorium. Also, if we or our payers experience this difficulty and if CMS were to adopt a “strict enforcement” posture, we could be required to exchange the information using paper. If we are forced to submit paper claims to payers, it will significantly increase our costs associated with billing and could delay payment of claims adversely affecting our revenues.

      The compliance date of HIPAA regulations requiring us to establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information pursuant to the findings of our risk analyses is April 21, 2005. We are in the process of conducting the mandated risk analyses and determining whether any gaps in safeguards exist. Significant administrative and financial resources could be required to address any such gaps, including costs from making changes to our information systems.

We are dependent on our senior management team and local management personnel, and the loss of the services of one or more of our senior management team or key local management personnel could have a material adverse effect on our business.

      The success of our business is largely dependent upon the services and management experience of our senior management team, which includes Charles N. Martin, Jr., our Chairman and Chief Executive Officer; William L. Hough, our President and Chief Operating Officer; Joseph D. Moore, our Executive Vice President, Chief Financial Officer and Treasurer; and Keith B. Pitts, our Vice Chairman. In addition, we depend on our ability to attract and retain local managers at our hospitals and related facilities, on the ability of our senior officers and key employees to manage growth successfully and on our ability to attract and retain skilled employees. We do not maintain key man life insurance policies on any of our officers. If we were to lose any of our senior management team or members of our local management teams, or if we are unable to attract other necessary personnel in the future, it could have a material adverse effect on our business, financial condition and results of operations. If we were to lose the services of one or more members of our senior management team or a significant portion of our hospital management staff at one or more of our hospitals, we would likely experience a significant disruption in our operations and failure of the affected hospitals to adhere to their respective business plans.

THE TRANSACTIONS

      The following contains summaries of certain agreements between certain affiliates of Blackstone and Vanguard that were entered into in contemplation of the Acquisition. We refer to the merger, the related financing transactions and the application of the proceeds from the financing transactions as the “Transactions.”

The Merger

      On July 23, 2004, Vanguard executed a Merger Agreement with Holdings and Acquisition Corp., pursuant to which on September 23, 2004 Acquisition Corp. merged with and into Vanguard, with Vanguard being the surviving corporation. In the Acquisition, holders of the outstanding Vanguard capital stock, options to acquire Vanguard common stock and other securities convertible into Vanguard common stock received an aggregate consideration of approximately $1,248.6 million.

      Blackstone funded the Acquisition in part by subscribing for and purchasing approximately $494.9 million aggregate amount of (1) Class A membership units in Holdings and (2) common stock of Acquisition Corp. (merged with and into Vanguard), in an amount equal to $125.0 million of such common stock. In addition, MSCP subscribed for and purchased Class A membership units in Holdings by contributing to Holdings a number of shares of Vanguard common stock equal to (1) $130.0 million divided by (2) the per share consideration payable for each share of Vanguard common stock in connection with the Acquisition. The Rollover Management Investors subscribed for and purchased Class A membership units in Holdings, having an aggregate purchase price of approximately $119.1 million, by (a) paying cash using the proceeds of consideration received in connection with the Acquisition and/or (b) contributing shares of Vanguard common stock in the same manner as MSCP. Baptist also purchased $5.0 million of Class A membership units in Holdings. Blackstone, MSCP (together with Baptist) and the Rollover Management Investors hold approximately 66.1%, 18.0% and 15.9%, respectively, of the common equity of Vanguard (most of which is indirectly held through the ownership of the Class A membership units in Holdings). Certain members of management also purchased $5.8 million of the equity incentive units in Holdings.

      Under the Merger Agreement, Vanguard contributed substantially all of its assets and liabilities to VHS Holdco II.

The Tender Offer and Consent Solicitation and Other Repayments

      We commenced a cash tender offer to purchase any and all of the outstanding $300.0 million aggregate principal amount of our 9 3/4% notes for cash. In connection with the tender offer, we also solicited the consent of the holders of the 9 3/4% notes to amend the indenture governing the 9 3/4% notes to eliminate substantially all of the restrictive covenants contained in the indenture. Irrevocable tenders and consents from the holders of approximately 99.7% of the outstanding notes had been obtained as of the closing date of the Transactions. The tender offer was conditioned upon, among other things, the satisfaction or waiver of the conditions to the Acquisition.

      In addition, in connection with the Transactions, our 8.18% convertible subordinated notes due 2013 and our 6.25% Series B PIK Preferred Stock were converted into the right to receive Vanguard common stock and acquired by Holdings on the date of the Transactions.

USE OF PROCEEDS

      We will not receive any proceeds from the issuance of the exchange notes. The issuers are making these exchange offers solely to satisfy their obligations under the registration rights agreements. In consideration for issuing the exchange notes as contemplated by this prospectus, the issuers will receive outstanding notes in a like principal amount. The form and terms of the exchange notes are identical in all respects to the form and terms of the outstanding notes, except the exchange notes have been registered under the Securities Act and will not contain restrictions on transfer or registration rights. Outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and will not be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our outstanding indebtedness.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004 on a pro forma basis after giving effect to the probable acquisitions. You should read this table in conjunction with the information contained in “The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and the unaudited condensed consolidated financial statements and the notes thereto included in this prospectus.

Unaudited
Pro Forma as of
September 30,
2004

(Dollars in millions)
Cash and cash equivalents	$75.5

VHS Holdco II debt:
Senior credit facilities
Revolving credit facility(1)	—
Term loan facility(2)	555.8
Senior subordinated notes	576.0
Capital lease obligations	4.8

Total VHS Holdco II debt	1,136.6

VHS Holdco I debt:
Senior discount notes	125.0

Total VHS Holdco I debt	125.0
Total debt	1,261.6
Stockholders’ equity	642.1

Total capitalization	$1,903.7

(1)	$250.0 million, net of outstanding letters of credit of $27.7 million, or $222.3 million, was available on September 30, 2004.

(2)	Under the initial term loan facility, (a) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (b) for a period of one year following the closing date, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

      The following unaudited pro forma condensed combined financial information with respect to Vanguard is based on the historical consolidated financial statements of Vanguard (including predecessor and successor periods). Set forth below are the following unaudited pro forma financial statements:

•	The unaudited pro forma condensed combined balance sheet as of September 30, 2004, assuming the probable acquisition of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts occurred on September 30, 2004; and

•	The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2004, assuming the Transactions and the acquisition of substantially all of the assets of one diagnostic imaging center and the remaining partnership interests in five other imaging centers in San Antonio, Texas, and the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts (together the “Acquisitions”) occurred as of July 1, 2003.

•	The unaudited pro forma condensed combined statement of operations for the three months ended September 30, 2004, assuming the Transactions and the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts occurred as of July 1, 2004.

      The unaudited pro forma condensed combined financial information is presented for informational purposes only, is based on certain assumptions that we believe are reasonable and does not purport to represent our financial condition or our results of operations had the Transactions or the Acquisitions occurred on or as of the dates noted above or to project the results for any future date or period. In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma condensed combined financial information.

      The unaudited pro forma condensed combined financial information gives effect to the following transactions as part of the Transactions: (1) the repayment of the existing senior credit facilities and the purchase of all of the outstanding 9 3/4% notes, the conversion and purchase of the 8.18% convertible subordinated notes (collectively referred to as the “existing debt”) and the payment of $5.7 million in accrued interest on existing debt, (2) the incurrence of $699.7 million of new indebtedness under the senior subordinated notes and senior discount notes (calculated based on $124.7 million of gross proceeds from the issuance of the senior discount notes) and $475.0 million under the senior credit facilities (collectively referred to as “new debt”), (3) a $629.9 million equity contribution by our equity sponsors and other investors and a $124.9 million equity contribution by management ($119.1 million of which is valued at a predecessor basis of $5.8 million for accounting purposes) and (4) the payment of tender premiums, consent fees and other transaction fees and expenses. See “The Transactions.”

      The Transactions are being accounted for as a leveraged buyout purchase. Preliminarily, we have not allocated any excess of the purchase price over the net assets acquired to goodwill. Under generally accepted accounting principles, goodwill is not amortized but is reviewed for impairment annually. We have not yet evaluated the amount of any write-up or write-down to fair value of our net assets in connection with the Transactions. Accordingly, the allocation described below is subject to change when we determine the final allocations. The actual amounts that we record based on our final assessment of fair values may differ materially from the information presented in this unaudited pro forma condensed combined financial information.

      The unaudited pro forma condensed combined financial information should be read in conjunction with the consolidated financial statements and unaudited condensed consolidated financial statements and related notes of Vanguard, included elsewhere in this prospectus, and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2004

			Pro Forma
	Actual	Probable	Acquisition		Pro Forma
	Vanguard	Acquisitions	Adjustments		Vanguard

	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$75.5	$2.9	$(2.9	)(1)	$75.5
Patient accounts receivable, net of allowance for doubtful accounts	237.5	50.9	(50.9	)(1)	237.5
Supplies	34.9	6.4	—		41.3
Prepaid expenses and other current assets	37.5	6.6	(4.0	)(1)	40.1
Deferred income taxes	—	—	—		—

Total current assets	385.4	66.8	(57.8)		394.4
Property, plant and equipment, net of accumulated depreciation	871.9	134.8	(34.5	)(2)	972.2
Goodwill	109.3	5.0	(5.0	)(1)	109.3
Intangible assets	66.3	12.1	(12.1	)(1)	66.3
Unallocated purchase price	676.0	—	2.0	(3)	678.0
Other assets	27.7	9.6	(9.6	)(1)	27.7

Total assets	$2,136.6	$228.3	$(117.0)		$2,247.9

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, accrued expenses and other current liabilities	$261.6	$62.2	$(33.7	)(1)
			2.0	(3)	$292.1
Current maturities of long-term debt	7.6	—	—		7.6

Total current liabilities	269.2	62.2	(31.7)		299.7
Long-term debt	1,173.2	—	80.8	(4)	1,254.0
Other liabilities	52.1	363.0	(363.0	)(1)	52.1
Equity:
Common stock	—	—	—		—
Additional paid-in capital	641.5	46.5	(46.5	)(5)	641.5
Retained earnings (deficit)	0.6	(243.4)	243.4	(5)	0.6

Total liabilities and equity	$2,136.6	$228.3	$(117.0)		$2,247.9

See notes to unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

      (1) To eliminate the following assets and liabilities of the Massachusetts hospitals that are expected to be retained by the seller at the date of purchase: (a) $2.9 million of cash and cash equivalents; (b) $50.9 million of net accounts receivable; (c) $4.0 million of other receivables; (d) $5.0 million of goodwill; (e) $12.1 million of intangible assets; (f) $9.6 million of other assets; (g) $33.7 million of accounts payable, accrued expenses and other current liabilities and (h) $363.0 million of other liabilities.

      (2) To adjust the estimated value of net property, plant and equipment acquired to the stated purchase price in the asset sale agreement executed on October 11, 2004, of $100.3 million. The final valuation of the net property, plant and equipment will be determined at a future date based upon independent third-party appraisals.

      (3) To reflect estimated acquisition costs of $2.0 million as unallocated purchase price. The final allocation of these costs will be determined at a future date based upon independent third party appraisals.

      (4) To reflect the Company’s borrowing of $80.8 million under the delayed term loan facility under its new senior secured credit facility to fund the purchase price of the Massachusetts hospitals. The purchase price is estimated to be the purchase price paid for net property, plant and equipment of $100.3 million less the excess of current liabilities assumed over current assets acquired of $19.5 million.

      (5) To eliminate the acquired equity of the Massachusetts hospitals including $46.5 million of additional paid-in capital and retained deficits of $243.4 million.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended September 30, 2004

	Predecessor	Successor
	Vanguard	Vanguard
	July 1, 2004	September 23,
	Through	2004 Through		Pro Forma		Pro Forma
	September 22,	September 30,	Probable	Acquisition	Pro Forma	Transaction		Pro Forma
	2004	2004	Acquisitions	Adjustments(1)	Combined	Adjustments		Vanguard

	(Dollars in millions)
Total revenues:
Patient service revenues	$377.3	$37.0	$109.9	$—	$524.2	$—		$524.2
Premium revenues	72.3	7.1	—	—	79.4	—		79.4

Total revenues	449.6	44.1	109.9	—	603.6	—		603.6
Costs and expenses:
Operating expenses	371.0	36.2	100.7	—	507.9	—		507.9
Provision for doubtful accounts	31.5	3.0	4.3	—	38.8	—		38.8
Depreciation and amortization	17.4	1.7	2.6	(1.0)	20.7	—		20.7
Interest expense	10.4	2.1	—	1.0	13.5	(9.9	)(2)
						22.6	(3)
						(0.4	)(4)
						0.8	(5)	26.6
Interest income	(0.6)	—	—	—	(0.6)	—		(0.6)
Stock compensation	0.1 (8)	—	—	—	0.1	—		0.1
Debt extinguishment costs	— (8)	—	—	—	—	—		—
Merger expenses	— (8)	—	—	—	—	—		—
Impairment expenses	—	—	—	—	—	—		—
Other expenses	(0.1)	0.1	10.8	—	10.8	1.2	(6)	12.0

	429.7	43.1	118.4	—	591.2	14.3		605.5

Income (loss) before income taxes	19.9	1.0	(8.5)	—	12.4	(14.3)		(1.9)
Income tax expense (benefit)	7.8	0.4	(3.2)	—	5.0	(5.6	)(7)	(0.6)

Net income (loss)	$12.1	$0.6	$(5.3)	$—	$7.4	$(8.7)		$(1.3)

Other Data:
Ratio of Earnings to Fixed Charges								— (9)

(1)	To reflect the actual operations of the Massachusetts hospitals for the three months ended September 30, 2004 and the pro forma effects of the probable acquisitions including: a) estimated depreciation of property, plant and equipment for the three months ended September 30, 2004, of $1.6 million calculated using the depreciation policies of Vanguard less $2.6 million of historical depreciation and amortization and b) estimated $0.6 million of incremental interest expense incurred on $80.8 million of term loan borrowings used to fund the purchase price. The incremental interest expense was calculated using an interest rate of 4.75% (LIBOR of 1.5% plus a fixed margin of 3.25%). A 1/8% change in the variable LIBOR rate would affect the estimated incremental interest expense calculated by less than $0.1 million

(2)	To eliminate $9.9 million of interest expense incurred during the period July 1, 2004 through September 22, 2004 related to the 9.75% subordinated notes, the 8.18% subordinated notes, the previous 2004 senior secured credit facility and commitment fees under the previous revolver facility.

(3)	To record $22.6 million of additional interest expense during the period July 1, 2004 through September 22, 2004 related to the 9.0% subordinated notes, the 11.25% senior discount notes, the new senior secured credit facilities and commitment fees under the new senior secured credit facilities. The calculation of interest expense under the new senior secured credit facilities included an annual interest rate of 4.75% (LIBOR of 1.5% plus 3.25% fixed margin). A 1/8% change in the variable LIBOR rate would affect the estimated incremental interest expense calculated by less than $0.2 million.

(4)	To eliminate $0.4 million of amortization incurred during the period July 1, 2004 through September 22, 2004 for debt issuance costs related to the 9.75% subordinated notes and the previous 2004 senior secured credit facility and the amortization of the deferred gain on the interest rate swap related to the 9.75% subordinated notes.

(5)	To record $0.8 million of amortization related to new debt issuance costs for the 9.0% subordinated notes, the 11.25% senior discount notes and the new senior secured credit facilities during the period July 1, 2004 through September 22, 2004.

(6)	To record $1.2 million of additional monitoring fees to be paid to Vanguard’s primary equity sponsors incurred during the period July 1, 2004 through September 22, 2004.

(7)	To record deferred tax benefits related to the pro forma loss before income taxes, calculated at a statutory rate of 39.1%.

(8)	$96.6 million of stock compensation, $62.2 million of debt extinguishment costs and $23.1 million of merger expenses have been excluded from Vanguard historical costs and expenses because these charges are nonrecurring and relate directly to the Blackstone transaction.

(9)	The ratio of earnings to fixed charges is computed by dividing (i) income from continuing operations before fixed charges, equity method income (loss) of affiliates, capitalized interest, minority interests in consolidated subsidiaries, income taxes and extraordinary items by (ii) fixed charges, which consist of interest charges and the portion of rent expense deemed to be equivalent to interest expense. Our earnings were insufficient to cover fixed charges by $2.2 million for the three months ended September 30, 2004, on a pro forma basis.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2004

	Predecessor		Pro Forma
		Pro Forma	Imaging		Pro Forma
	Actual	Probable	Center	Pro Forma	Transactions		Pro Forma
	Vanguard	Acquisitions(1)	Acquisition(1)	Combined	Adjustments		Vanguard

	(Dollars in millions)
Total revenues:
Patient service revenues	$1,489.0	$418.8	$20.5	$1,928.3	$—		$1,928.3
Premium revenues	293.8	—	—	293.8	—		293.8

Total revenues	1,782.8	418.8	20.5	2,222.1	—		2,222.1
Costs and expenses:
Operating expenses	1,491.6	407.4	15.1	1,914.1	—	(2)	1,914.1
Provision for doubtful accounts	118.2	27.5	2.1	147.8	—		147.8
Depreciation and amortization	64.7	5.6	1.8	72.1	—		72.1
Interest expense	43.5	3.8	—	47.3	(40.8	)(3)
					(1.8	)(4)
					31.9	(5)
					51.8	(6)
					14.0	(7)
					4.7	(8)	107.1
Interest income	(0.4)	—	—	(0.4)	—		(0.4)
Debt extinguishment costs	4.9	—	—	4.9	—	(9)	4.9
Other expenses (benefit)	(4.7)	28.8	1.4	25.5	5.2	(10)	30.7

	1,717.8	473.1	20.4	2,211.3	65.0		2,276.3

Income (loss) before income taxes	65.0	(54.3)	0.1	10.8	(65.0)		(54.2)
Income tax expense (benefit)	24.9	(20.3)	—	4.6	(24.9	)(11)	(20.3)

Net income (loss)	$40.1	$(34.0)	$0.1	$6.2	$(40.1)		$(33.9)

Other Data:
Ratio of Earnings to Fixed Charges							—	(12)

See notes to unaudited pro forma condensed combined statement of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

      (1) To reflect the incremental pro forma results of operations assuming the probable acquisition of three hospitals in Worcester, Massachusetts, and Suburban Boston, Massachusetts for which a definitive agreement was signed on October 11, 2004, the acquisition of substantially all of the assets of one diagnostic imaging center and the remaining partnership interests in five other diagnostic imaging centers in San Antonio, Texas acquired by Vanguard effective May 1, 2004, applying the purchase method as if the acquisition had occurred on July 1, 2003. The pro forma results include pro forma adjustments to: (a) eliminate the historical depreciation and amortization of the Massachusetts hospitals of $10.4 million; (b) record depreciation of $5.6 million during the period using the depreciation policies of Vanguard; and (c) to record additional interest during the period of $3.8 million calculated using an interest rate of 4.75% (LIBOR of 1.5% plus a fixed margin of 3.25%). A  1/8% change in the variable LIBOR rate would affect the estimated incremental interest expense calculation by approximately $0.1 million.

      (2) Stock compensation expense of $96.7 million resulting from payments to option holders has not been included because this charge is nonrecurring and in connection with the Transactions. In addition, $10.0 million of consulting and advisory fees and $5.8 million of senior management transaction completion bonuses related to the Transactions have not been included because these charges are nonrecurring. However, these charges are included in net income (loss) of Vanguard or as a direct acquisition cost for the period in which the Transactions were consummated.

      (3) To eliminate $40.8 million of historical interest associated with the existing senior credit facilities and 9 3/4% notes.

      (4) To eliminate $1.8 million of historical amortization of debt issuance costs on the existing senior credit facilities and 9 3/4% notes.

      (5) To record $31.9 million of interest on the senior credit facilities, assuming a balance of $475.0 million and an effective rate of LIBOR + 3.25%, a 0.50% commitment fee on the $250.0 million revolving credit facility, a 0.75% commitment fee (for 150 days) on $150.0 million of the term loan facility, a 2.25% commitment fee (for 360 days) on $175.0 million of the term loan facility and a 0.75% commitment fee on a $700.0 million bridge facility.

      (6) To record $51.8 million of interest on the $575.0 million of senior subordinated notes, reflecting the 9.0% interest rate.

      (7) To record $14.0 million of interest on the $124.7 million of senior discount notes, reflecting the 11.25% interest rate.

      (8) To record amortization of new debt issuance costs on the senior credit facilities over 6.75 years and the senior subordinated notes and senior discount notes over 10 years and 11 years, respectively.

      (9) Expense of $62.2 million for debt extinguishment costs including the write-off of unamortized debt issuance costs on the existing debt of $16.6 million, tender premiums and consent fees of approximately $50.2 million, assuming tender of 100% of the outstanding 9 3/4% notes, and recognition of the deferred gain on the interest rate swap related to the 9 3/4% notes of $4.6 million has not been included because these charges are nonrecurring and in connection with the Transactions.

      (10) To record annual monitoring fees to be paid to the new equity sponsors.

      (11) To record deferred tax benefits related to the pro forma income before income taxes, calculated at a 38.3% statutory rate.

      (12) The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before fixed charges, equity method income (loss) of affiliates, minority interests, capitalized interest, income taxes and extraordinary items by (2) fixed charges, which consist of interest charges and the portion of rent expense deemed to be equivalent to interest expense. Our earnings were insufficient to cover fixed charges by $57.1 million for the pro forma year ended June 30, 2004.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL

AND OPERATING INFORMATION

      The following table sets forth our selected historical financial and operating data for, or as of the end of, each of the five years ended June 30, 2004 and for the three months ended September 30, 2003 and the three months ended September 30, 2004 (including the predecessor and successor periods). The selected historical financial and operating data as of and for each of the years ended June 30, 2000, 2001, 2002, 2003 and 2004 were derived from our audited consolidated financial statements that have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected historical financial and operating data as of September 30, 2004 or for the three months ended September 30, 2003 and 2004 were derived from our unaudited condensed consolidated financial statements, and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the information for these periods. Results for the three months ended September 30, 2004, may not be indicative of results that may be expected for the full fiscal year ending June 30, 2005. Comparability of the selected historical financial and operating data has been impacted by the timing of acquisitions completed during fiscal 2000, 2001, 2002, 2003 and 2004. Please read the section on “Impact of Acquisitions” included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This table should be read in conjunction with the consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Unaudited
						Predecessor
	Predecessor					Three	Predecessor	Successor
						Months	July 1, 2004	September 23,
						Ended	through	2004 through
	Year Ended June 30,					September 30,	September 22,	September 30,

	2000	2001	2002	2003	2004	2003	2004	2004

	(Dollars in millions, except Ratios and Operating Data)
Statement of Operations Data:
Revenues	$304.7	$667.8	$910.6	$1,340.5	$1,782.8	$409.9	$449.6	$44.1
Costs and expenses:
Salaries and benefits	146.5	323.6	384.4	578.4	740.8	176.2	178.7	17.2
Supplies	40.5	92.9	116.1	202.6	283.0	65.3	72.3	7.1
Medical claims expense	7.4	30.8	132.0	160.8	211.8	43.9	55.0	5.3
Provision for doubtful accounts	33.1	56.8	53.3	73.4	118.2	30.3	31.5	3.0
Other operating expenses	56.6	111.4	152.8	216.6	256.0	59.9	65.0	6.6
Depreciation and amortization	11.8	23.8	29.5	46.9	64.7	15.1	17.4	1.7
Interest, net	8.8	16.6	26.7	34.9	43.1	10.4	9.8	2.1
Debt extinguishment costs	—	—	6.6	—	4.9	—	62.2	—
Stock compensation	—	—	—	—	0.1	—	96.7	—
Minority interests	0.1	0.8	0.8	0.7	(2.5)	(0.9)	(0.5)	—
Merger expenses	—	—	—	—	—	—	23.1	—
Other expenses	1.2	0.4	(1.3)	(1.6)	(2.3)	(0.8)	0.4	0.1

	306.0	657.1	900.9	1,312.7	1,717.8	399.4	611.6	43.1
Income (loss) before income taxes	(1.3)	10.7	9.7	27.8	65.0	10.5	(162.0)	1.0
Income tax expense (benefit)	0.1	0.5	2.9	10.9	24.9	4.2	(51.3)	0.4

						Unaudited
						Predecessor
	Predecessor					Three	Predecessor	Successor
						Months	July 1, 2004	September 23,
						Ended	through	2004 through
	Year Ended June 30,					September 30,	September 22,	September 30,

	2000	2001	2002	2003	2004	2003	2004	2004

	(Dollars in millions, except Ratios and Operating Data)
Net income (loss)	(1.4)	10.2	6.8	16.9	40.1	6.3	(110.7)	0.6
Preferred dividends	(0.7)	(1.7)	(1.8)	(2.8)	(4.0)	(1.0)	(1.0)	—

Net income (loss) attributable to common stockholders	$(2.1)	$8.5	$5.0	$14.1	$36.1	$5.3	$(111.7)	$0.6

Balance Sheet Data:
Assets	$549.9	$640.4		$851.9		$1,226.9		$1,427.8		$1,238.3			$2,136.6
Long-term debt, including current portion	153.3	163.4		314.8		479.4		623.5		512.7			1,180.8
Payable-in-Kind Preferred Stock	20.7	22.3		24.1		57.0		61.0		57.9			—
Working capital	39.5	15.3		87.9		37.1		162.7		69.2			116.2
Other Financial Data:
Capital expenditures	$14.3	$26.6		$35.1		$98.5		$151.0		$40.4		$29.8	$2.5
Cash flow from operating activities	24.5	6.7		44.7		117.7		109.0		0.4		78.8	(8.6)
Cash flow used in investing activities	(335.9)	(38.1)		(135.4)		(344.0)		(167.1)		(37.8)		(80.0)	(2.7)
Cash flow from financing activities	327.8	26.7		134.0		198.1		139.0		35.4		(20.0)	(0.1)
Ratio of earnings to fixed charges(a)	—	1.6	x	1.3	x	1.6	x	2.2	x	1.7	x	—	—
Operating Data:
Number of hospitals at end of period	7	8		10		15		16		16			16
Number of licensed beds at end of period(b)	1,481	1,676		2,207		3,666		3,784		3,727			3,750
Discharges(c)	31,885	65,175		75,364		114,327		147,600		35,709			37,986
Adjusted discharges-hospitals(d)	48,689	98,907		111,692		167,166		216,333		52,026			56,965
Net revenue per adjusted discharge-hospitals(e)	$5,449	$5,604		$6,006		$6,290		$6,466		$6,381			$6,800
Patient days(f)	131,203	266,007		305,370		477,791		619,465		149,467			155,872
Adjusted patient days-hospitals(g)	198,753	402,353		452,768		691,286		894,345		215,737			230,893
Average length of stay (days)(h)	4.1	4.1		4.1		4.2		4.2		4.2			4.1
Outpatient surgeries(i)	18,281	32,297		37,245		49,745		60,717		14,592			15,989
Emergency room visits(j)	95,162	225,202		296,732		392,972		511,066		122,048			129,543
Occupancy rate(k)	46.1%	48.1%		46.1%		44.9%		45.0%		44.1%			45.3%
Average daily census(l)	701.4	728.8		837.0		1,309.0		1,693.0		1,625.0			1,694.0
Member lives(m)	55,700	107,400		122,500		130,700		142,200		136,700			147,000
Medical claims expense percentage(n)	46.5%	55.9%		71.4%		73.5%		72.1%		74.5%			75.9%

(a)	The ratio of earnings to fixed charges was computed by dividing (1) income from continuing operations before fixed charges, equity method income (loss) of affiliates, capitalized interest, income taxes and extraordinary items by (2) fixed charges, which consist of interest charges and the portion of rent expense deemed to be equivalent to interest expense. Our earnings were insufficient to cover fixed charges by $0.8 million for the year ended June 30, 2000 and by $161.9 million for the three months ended September 30, 2004 (on a combined predecessor and successor basis).

(b)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(c)	Discharges represent the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(d)	Adjusted discharges-hospitals is used by management and certain investors as a general measure of combined inpatient and outpatient volume. Adjusted discharges-hospitals is computed by multiplying discharges by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation enables management to assess hospital volume by a combined measure of inpatient and outpatient utilization.

(e)	Net revenue per adjusted discharge-hospitals is calculated by dividing net hospital patient revenues by adjusted discharges-hospitals and measures the average net payment expected to be received for a patient’s stay in the hospital.

(f)	Patient days represent the number of days (calculated as overnight stays) our beds were occupied by patients during the periods.

(g)	Adjusted patient days-hospitals is calculated by multiplying patient days by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation is an indicator of combined inpatient and outpatient volume.

(h)	Average length of stay represents the average number of days an admitted patient stays in our hospitals.

(i)	Outpatient surgeries represent the number of surgeries performed at hospitals or ambulatory surgery centers on an outpatient basis (patient overnight stays not necessary).

(j)	Emergency room visits represent the number of patient visits to a hospital or freestanding emergency room where treatment is received, regardless of whether an overnight stay is subsequently required.

(k)	Occupancy rate represents the percentage of hospital licensed beds occupied by patients. Occupancy rate provides a measure of the utilization of inpatient rooms.

(l)	Average daily census represents the average number of patients in our hospitals each day during our ownership.

(m)	Member lives represent the total number of enrollees in our Arizona prepaid managed health plan and our Chicago managed care organization as of the end of the respective period.

(n)	Medical claims expense percentage is calculated by dividing medical claims expense by premium revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations primarily covers periods prior to the Transactions. Accordingly, the discussion and analysis of historical periods do not reflect the significant impact the Transactions will have on us. We have presented the information for the three months ended September 30, 2004 on a predecessor period and successor period combined basis to facilitate meaningful comparisons of operating results to the prior year period. You should read the following discussion together with our historical financial statements included elsewhere herein and the related notes and the information set forth under “Selected Historical Consolidated Financial and Operating Information‘ and “Unaudited Pro Forma Condensed Combined Financial Information” and related notes thereto.

      The discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate that apply to an investment in our notes, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

Blackstone Transaction

      On September 23, 2004, Blackstone purchased approximately 66% of our equity interests. MSCP, the Rollover Management Investors and certain other existing shareholders own the remaining 34% of our equity interests. The transaction was treated as a leveraged buyout purchase for accounting purposes. In connection with the Blackstone transaction, we repaid $299.0 million of our outstanding $300.0 million 9.75% senior subordinated notes, our outstanding $17.6 million 8.18% subordinated notes and the $300.0 million Term B loans outstanding under our 2004 senior secured credit facility. We financed the transaction by issuing $575.0 million of senior subordinated notes, by issuing senior discount notes having an aggregate principal amount at maturity of $216.0 million, by borrowing $475.0 million of initial Term B loans under our new senior secured credit facilities and with equity proceeds totaling approximately $749.0 million (valued at approximately $635.7 million for accounting purposes). Our new senior secured credit facilities also include a $250.0 million revolving credit facility of which $27.7 million was utilized for letters of credit as of September 30, 2004, and $325.0 million in delayed term loans are available for specific purposes over periods ranging from 150 days to one year subsequent to the Blackstone transaction date.

Basis of Presentation and Overview

      We present financial information relating to Vanguard Health Systems, Inc., our indirect parent and its subsidiaries in this prospectus, on a predecessor period and successor period combined basis, including in this discussion and analysis.

      As of September 30, 2004, we owned and operated 16 hospitals with a total of 3,750 licensed beds and related outpatient service locations complementary to the hospitals providing healthcare services to the San Antonio, metropolitan Phoenix, metropolitan Chicago and Orange County, California markets. We also own two strategically important managed care entities: a Medicaid managed health plan, Phoenix Health Plan, that served approximately 98,000 members in Arizona as of September 30, 2004; and MacNeal Health Providers, a preferred provider network which served approximately 49,000 member lives in metropolitan Chicago as of September 30, 2004 under capitated contracts covering only outpatient and physician services. Our objective is to provide high-quality, cost-effective healthcare services through an integrated delivery platform serving the needs of the communities in which we operate. We focus our business development efforts and operations on hospitals and other related healthcare facilities where there is an opportunity to improve operating performance and profitability and increase market share. We were incorporated in July 1997 and acquired our first hospital, Maryvale Hospital, on June 1, 1998.

      We have implemented multiple operating strategies to achieve our objective of providing high-quality, cost-effective healthcare services in the communities we serve. These strategies include quality control, expansion of services, partnering with physicians and healthcare professionals and identifying growing geographic areas in need of our services for expansion or acquisition opportunities. If we achieve these strategies, we expect to realize the patient volume and revenue growth that is key to our operating performance. We must also identify and manage the risks associated with our growth strategies including acquisition risks, payer reimbursement risks, case and resource management risks and competition. Recent trends that management will continue to monitor and address include increased bad debts arising from an increase in self-pay accounts receivable, newly enacted Medicare regulations, expanded charity care and self-pay discount programs, potential state Medicaid funding cuts, increased professional liability risks and related insurance costs and nurse staffing regulations and resource constraints. The following paragraphs more fully describe the strategies, risks and trends mentioned above.

Operating Strategies and Related Risks

      In order to increase revenues and enhance operating margins, we have implemented several operating initiatives, including the following:

•	Implementing programs and procedures to improve the quality of healthcare services provided to our patients. We continually challenge and update our training programs for senior hospital management, chief nursing officers, quality directors, physicians and other clinical staff to identify opportunities to improve the delivery of healthcare services. We share information among our hospital management to implement best practices and monitor quality of care standards to meet or exceed accreditation and regulatory requirements. We utilize patient care evaluations and satisfaction surveys from patients, physicians and employees to measure the results of our quality of care objectives. We believe that the core of our success is the quality of care we provide, and that each of our strategic goals and objectives is an extension of this core principle.

•	Offering a diversified range of healthcare services to our patients. Each of the markets we serve is unique. We believe that a key factor in increasing patient volumes is to provide the range of services that our patients need. Our strategy of developing market-focused healthcare networks provides us greater flexibility in implementing broader service offerings in an efficient manner. As we expand our service offerings, we must effectively recruit and retain physicians and nurses and invest resources in capital projects including maintaining and upgrading our existing facility framework and expanding facilities to support patient volume growth. Also, we believe completing strategic acquisitions to achieve in-market and new market growth will allow us to better serve our patients while improving our operating performance. Our facility expansion strategies include constructing new facilities in underserved areas of our markets, as demonstrated by our construction of West Valley Hospital in western metropolitan Phoenix, and increasing the capacities of our hospitals such as a recently approved expansion initiative at six of our hospitals in San Antonio and metropolitan Phoenix, for which we expect to expend approximately $336.0 million over the next five years.

•	Fostering a partnership culture with physicians and healthcare professionals. We believe that the key to providing the most effective and efficient healthcare services lies in effective recruiting, continual training and education support for physicians and other healthcare professionals and maintenance of facilities and equipment that are desirable vehicles for the practice of medicine. Our relationships with the University of Chicago at our MacNeal and Weiss Hospitals in metropolitan Chicago, Illinois, demonstrate one of our many commitments to professional development for physicians and healthcare professionals. We believe these initiatives will serve as a cornerstone to build partnering relationships with employees and physicians to ensure we have the expertise necessary to carry out our mission in all areas of our healthcare facilities. We also intend to increase our participation, consistent with applicable laws, in the development of joint venture partnerships with physicians in those situations where such relationships fit our strategic objectives.

•	Identifying geographic markets with high population growth that provide a strategic fit with the Company’s goals and objectives and leveraging population growth in existing markets. We expect to continue pursuing acquisition activities in existing or new markets where we can obtain significant market share and serve a greater portion of the aging U.S. population. According to the U.S. Census Bureau, there were approximately 35 million Americans aged 65 or older in the United States in 2000, comprising approximately 12.4% of the total U.S. population. By the year 2010 the number of elderly persons in the U.S. is expected to climb to 40 million, or 13.0% of the total population. We believe our initiatives will position us to capitalize on this demographic trend. Obtaining significant market share in key geographic markets and improving market share in existing markets provide opportunities to expand services to those communities, provide flexibility in negotiations with managed care and other third party payers and strengthen recruiting initiatives.

      Although we expect the above initiatives to increase our patient volumes, the following risk factors could offset those increases to revenues.

•	Managed care, Medicare and Medicaid revenues are significant to our business and are all subject to pricing pressures. During the three months ended September 30, 2004 and the year ended June 30, 2004, managed care (including Medicare and Medicaid managed care plans), Medicare and Medicaid payers accounted for 45.1%, 29.5% and 7.3% and 44.4%, 31.1% and 7.1% of patient service revenues, respectively. We continue to aggressively renegotiate managed care contracts in order to improve pricing for the healthcare services we provide. Managed care payers are subject to cost pressures that often complicate our renegotiation efforts. After renegotiating contracts with improved reimbursement, we have, in some cases, experienced volume declines from the managed care payers. Management continually reviews its portfolio of managed care relationships and attempts to balance pricing and volume issues; however, as long as strong competition remains in the markets we serve, these challenges will continue. Our future operating results and cash flows could be materially adversely affected to the extent we are unable to achieve increased reimbursement arrangements while maintaining patient volumes. We are also at risk for highly acute cases reimbursed by payers under pre-determined, fixed rates such as Medicare diagnosis related group payments. See “Risk Factors — Risks Related to our Business and Industry — We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.”

•	Many procedures once performed exclusively on an inpatient basis at hospitals are now being provided on an outpatient basis. Advances in technology and the focus of payers on treating lower acuity patients in a less expensive setting have driven the increase in outpatient utilization. During the three months ended September 30, 2004 and the year ended June 30, 2004, 65.2% and 64.0%, respectively, of total surgeries performed in our facilities were performed on an outpatient basis. Outpatient revenues as a percentage of total gross patient revenues were 36.6% and 35.1% during the three months ended September 30, 2004 and the year ended June 30, 2004, respectively. The significance of outpatient utilization is offset somewhat by the aging of the baby boomer population, which we expect to increase demand for inpatient services. Typically, the payments we receive for outpatient procedures are less than those for the same procedures performed in an inpatient setting. Additionally, even our less expensive outpatient surgery volumes are threatened by an increasing number of outpatient surgery centers and specialty hospitals that have commenced operations in the past few years. We anticipate that competition for outpatient services will remain intense during the foreseeable future.

•	Intense market competition may limit our ability to enter choice markets or to recruit and retain quality healthcare personnel. We face growing competition in our industry. Consolidation of hospitals into for-profit or not-for-profit systems continues to increase as other hospital companies realize that regional market strength is pivotal in efficiently providing comprehensive healthcare services, recruiting and retaining qualified healthcare professionals and effectively managing payer relationships.

Impact of Acquisitions

      Acquiring acute care hospitals in urban and suburban markets that fit our strategic objectives is a key part of our business strategy. Since we have grown most years through acquisitions, it is difficult to make meaningful comparisons between our financial statements for the fiscal periods presented. In addition, since we own a relatively small number of hospitals, even a single hospital acquisition can have a material effect on our overall operating performance. When we acquire a hospital, we generally implement a number of measures to lower costs, and we often make significant investments in the facility to expand services, strengthen the medical staff and improve our overall market position. The effects of these initiatives are not generally realized immediately. Therefore, the financial performance of a newly acquired hospital may adversely affect our overall performance in the short term.

      On October 11, 2004, a subsidiary of Vanguard signed a definitive agreement to acquire three hospitals in Worcester, Massachusetts and suburban Boston, Massachusetts (collectively the “Massachusetts hospitals”) with a total of 768 licensed beds from subsidiaries of Tenet Healthcare Corporation. We agreed to pay $100.3 million for the property, plant and equipment of the Massachusetts hospitals. We will also purchase from the seller or build through operations approximately $26.4 million of net working capital for the Massachusetts hospitals. We expect to utilize a portion of the proceeds from a $150.0 million delayed draw term loan under our $1,050.0 million senior credit facilities to fund the purchase price. We will account for the acquisitions as purchase transactions. We expect the transactions to close by December 31, 2004.

      Effective May 1, 2004, we completed the purchase of substantially all of the assets of one diagnostic imaging center from a subsidiary of Radiologix, Inc. and the purchase of such subsidiary’s partnership interests in five additional diagnostic imaging centers, in respect of which we already owned all other partnership interests, in San Antonio. The base purchase price for the transaction was $10.5 million. We accounted for the transaction using the purchase method of accounting and funded the purchase price using available cash on hand.

      On January 3, 2003, but effective January 1, 2003, we acquired substantially all of the assets of five acute care hospitals with a total of 1,495 beds and related healthcare businesses located in and around San Antonio, from the Baptist Health System (“BHS”). The BHS acquisition purchase price was $306.1 million, comprised of cash of $258.5 million, $30.0 million of our Series B payable-in-kind preferred redeemable preferred stock and approximately $17.6 million of our convertible subordinated notes due 2013 bearing interest at 8.18% per annum. The total purchase price included $12.3 million of payments made during the second quarter of fiscal 2004 to settle acquired working capital adjustments and other acquisition obligations. We funded the cash portion of the purchase price with $150.0 million of term loan borrowings under our amended 2001 credit facility, $50.0 million from private sales of our common stock and $58.5 million of cash on hand. The operations of BHS are included in our operating results or the three-month periods ended September 30, 2003 and 2004, our fiscal year ended June 30, 2004, and for the last six months of our fiscal year ended June 30, 2003.

      On June 3, 2002, but effective June 1, 2002, we acquired, through a majority-owned acquisition subsidiary, substantially all of the assets of Louis A. Weiss Memorial Hospital (“Weiss Hospital”), a 357-bed acute care hospital located in metropolitan Chicago. The acquisition subsidiary was formed as a joint venture corporation owned 80.1% by us and 19.9% by an affiliate of the former owner of Weiss Hospital. We paid cash of $44.0 million, net of a $2.5 million payment received for the minority joint venture partner’s 19.9% interest in the acquisition subsidiary, to satisfy the purchase price for the net assets acquired. The net assets acquired consisted of assets of $63.2 million and liabilities assumed of $19.2 million. We funded the acquisition with a portion of the proceeds remaining from our issuance of $300.0 million of our 9 3/4% notes on July 30, 2001. The Weiss Hospital acquisition was accounted for using the purchase method of accounting, and the operating results of Weiss Hospital have been included in our consolidated financial statements from the date of acquisition.

      On November 1, 2001, we completed the acquisition of the assets of Paradise Valley Hospital (“Paradise Valley”), a 163-bed acute care hospital located in metropolitan Phoenix. We paid cash of

$56.0 million to satisfy the purchase price for the net assets acquired. The net assets acquired consisted of assets of $59.4 million and liabilities assumed of $3.4 million. The excess of the purchase price over net assets acquired was $3.9 million and has been allocated to net intangible assets and goodwill on our consolidated balance sheets. We funded the acquisition with a portion of our cash proceeds from our issuance of the 9 3/4% notes. The Paradise Valley acquisition was accounted for using the purchase method of accounting, and its operating results have been included in our consolidated financial statements from the date of acquisition.

Revenue/ Volume Trends

      Our revenues depend upon inpatient occupancy levels, outpatient procedures performed at our facilities, the ancillary services and therapy programs ordered by physicians and provided to patients and our ability to successfully negotiate appropriate rates for these services with third-party payers. During the three months ended September 30, 2004, discharges and hospital adjusted discharges increased by 6.4% and 9.5%, respectively, compared to the prior year period. During 2004, we experienced a 29.1% increase in discharges and a 29.4% increase in hospital adjusted discharges compared to the prior year, primarily due to the acquisition of BHS in January 2003. On a same hospital basis, discharges and hospital adjusted discharges increased 3.8% and 6.6%, respectively, during the year ended June 30, 2004 compared to the prior year. The same hospital comparisons include the effects of the opening of West Valley Hospital in Goodyear, Arizona, during September 2003, as this hospital replaced our freestanding emergency center in that geographic area that was operated by our Maryvale Hospital.

      The following table provides details of discharges by payer during the periods indicated below.

				Three Months Ended
	Year Ended June 30,			September 30,

Discharges by Payer	2002	2003	2004	2003	2004

Medicare	18,032	32,993	45,236	10,576	11,281
Medicaid	7,694	13,872	16,421	4,284	4,827
Managed care(a)	45,110	63,052	79,309	19,390	20,307
Self-pay	1,935	2,505	4,816	1,032	1,233
Other	2,593	1,905	1,818	427	338

Total	75,364	114,327	147,600	35,709	37,986

(a)	Includes discharges for Medicare and Medicaid managed health plans.

      We attribute the same hospital volume improvements to expanded service offerings, new contracts negotiated with certain managed care providers and our market-driven management strategies. We expect these strategies to continue to result in future revenues and volume growth. However, restoring the community’s confidence in hospitals we have acquired from previous owners and staying ahead of our competition in the markets we serve require continuous long-term focus.

      The majority of our revenues are based on negotiated, per diem or pre-determined payment structures that are far less than the amounts we would otherwise charge for our services. In addition to volume factors described above, patient mix, acuity factors and pricing trends affect our revenues. Our patient revenue per adjusted hospital discharge increased by 6.6% during the three months ended September 30, 2004, compared to the prior year period and by 2.8% during the year ended June 30, 2004 compared to the prior year, resulting from improved reimbursement for services provided under negotiated managed care contracts and improved Medicare reimbursements. Additionally, the ability of our hospitals to provide the appropriate mix of services having favorable reimbursement structures and meeting the needs of our patients impacts this statistic. Increases in levels of charity care and negotiated self-pay discounts also impact this statistic by increasing revenue deductions and decreasing the provision for doubtful accounts. We cannot assure you that future reimbursement rates, even if improved, will sufficiently cover potential increases in the costs of providing healthcare services to our patients.

      Medicare outlier payments are additional funds provided to hospitals for the treatment of patients who require more costly treatment than the typical patient. Congress has mandated that CMS limit Medicare outlier payments to between five and six percent of total diagnosis related group payments. To achieve this mandate, in recent years CMS has periodically increased the cost threshold used to determine eligibility for and allocation of available Medicare outlier payments. In December 2002, CMS began analyzing data to identify hospitals with high outlier payments for further audit or review and announced its intent to revise the current rules for determining outlier payments. Based upon data from our most recently filed Medicare cost reports, our ratio of Medicare outlier payments to Medicare diagnosis related group payments is 1.1%. Thus, we do not believe that we have a high level of outlier payments. We also do not believe that our current level of outlier payments will be materially affected by recent regulations set forth by CMS.

      We recognize revenues from Phoenix Health Plan, our Medicaid managed health plan in Phoenix, and from MacNeal Health Providers in Chicago, which is a payer for certain capitated physician and outpatient services for certain member lives. These revenues increased by $20.5 million or 34.8% during the three months ended September 30, 2004 compared to the prior year period and by $75.0 million or 34.3% during the year ended June 30, 2004 compared to the prior year. The primary reason for this revenue increase was the period over period increase in Phoenix Health Plan membership. Membership grew to approximately 98,000 covered lives as of September 30, 2004, compared to 84,700 covered lives as of September 30, 2003, and grew from approximately 78,700 covered lives as of June 30, 2003 to approximately 94,600 covered lives as of June 30, 2004. A portion of these increases resulted from a greater number of patients qualifying for coverage under the state Medicaid program, AHCCCS, since the passage of Proposition 204. Also, Phoenix Health Plan’s membership increased due to decisions by competing plans to discontinue their services to the counties that we serve. During 2004, our contract with AHCCCS was renewed for the three-year period ending September 30, 2006, with an option for AHCCCS to renew the contract for two additional one-year periods thereafter. Should our contract with AHCCCS terminate, our future operating results and cash flows could be materially adversely affected.

General Trends

      The following paragraphs discuss recent trends that we believe are significant factors affecting our current and/ or future operating results and cash flows. Many of these trends apply to the entire hospital industry while others may more specifically apply to us, and the trends could be relatively short-term in nature or could require our long-term focus. While these trends may involve certain factors that are outside of our control, the extent to which we are affected by these trends and our ability to manage the impact of these trends play vital roles in our current and future success. In many cases, we are unable to predict what impact these trends, if any, will have on us.

Growth in Bad Debts Resulting from Increased Self-Pay Receivables and Related Collection Risks

      Similar to others in the hospital industry, the collectibility of our accounts receivable has deteriorated primarily due to an increase in self-pay accounts receivable.

      The following table provides a summary of our accounts receivable by age since discharge date for both insured and uninsured payers as of following periods (dollars in millions).

June 30, 2003	0-90 Days	91-180 Days	Over 180 Days	Total

Insured	$233.9	$32.5	$19.1	$285.5
Self-Pay(1)	32.6	28.6	7.1	68.3

	$266.5	$61.1	$26.2	$353.8

June 30, 2004	0-90 Days	91-180 Days	Over 180 Days	Total

Insured	$258.5	$29.0	$16.7	$304.2
Self-Pay(1)	42.2	35.3	10.2	87.7

	$300.7	$64.3	$26.9	$391.9

September 30, 2004	0-90 Days	91-180 Days	Over 180 Days	Total

Insured	$279.8	$29.3	$17.2	$326.3
Self-Pay(1)	44.7	36.8	10.7	92.2

	$324.5	$66.1	$27.9	$418.5

(1)	Includes uninsured patients and those patient co-insurance and deductible amounts for which payment has been received from the primary payer.

      Our allowance for bad debts and allowance for charity care covered 66.6%, 76.4% and 78.4% of self-pay accounts receivable as of June 30, 2003, June 30, 2004, and September 30, 2004, respectively.

      The increase in self-pay accounts receivable has led to increased write-offs and older accounts receivable outstanding, resulting in the need for an increased allowance for doubtful accounts. The increase in self-pay accounts receivable results from a combination of factors including general economic weakness, price increases, higher levels of patient deductibles and co-insurance, reductions in coverage by certain state Medicaid programs and the increased difficulties of uninsured patients who do not qualify for charity care programs to pay for escalating healthcare costs. We have implemented policies and procedures designed to expedite upfront cash collections and promote repayment plans from our patients. However, we believe that increased bad debts will remain a prevalent trend in the hospital industry during the foreseeable future.

Effects of the Recently Enacted Medicare Prescription Drug Bill

      The Medicare Modernization Act, which was signed into law on December 8, 2003, made a number of significant changes to the Medicare program. In addition to a highly publicized prescription drug benefit that will provide direct relief to Medicare beneficiaries starting in 2006, the Medicare Modernization Act provides a number of potential benefits to our hospitals including, but not limited to: a provision confirming current law that the update factor for inpatients for federal fiscal year 2004 will be the full market basket of 3.4%; a provision that became effective October 1, 2004 setting a lower threshold for determining when CMS is required to provide additional reimbursement for new technologies that would receive inadequate payment if assigned to a standard diagnosis related group; provisions basically providing hospitals with more reimbursement for outpatient drugs; a provision increasing the payments teaching hospitals receive for the indirect operating expenses incurred for training interns and residents in the last half of federal fiscal year 2004 and all of federal fiscal years 2005 and 2006, but decreasing such amount slightly in federal fiscal year 2007; a provision increasing our reimbursement by reducing the labor share percentage from 71% to 62% for hospitals with wage indices less than 1.0; a provision allocating $250.0 million per year for federal years 2005-2008 to pay for healthcare costs of undocumented aliens; a provision giving hospitals relief during calendar year 2004 making it easier for them to obtain payments related to their residents in family practice programs; a provision eliminating the requirement that hospitals must obtain secondary payment information from all Medicare beneficiaries receiving reference laboratory services; and a provision mandating that CMS pay the routine costs associated with category A (experimental/investigational) clinical trials beginning January 1, 2005; among others. The Medicare Modernization Act also decreases hospital reimbursement in a few areas, including, but not limited to, a provision denying updates to hospitals with “high-cost” direct medical education programs. In addition, for federal fiscal years 2005, 2006 and 2007, the Act confirms current law that hospitals are to receive full market basket updates for these years, but now conditions such update amounts upon a hospital providing CMS with specific quality data relating to the quality of services provided. Those hospitals failing to provide CMS with the required data will receive an update equal to the market basket minus 0.4%. Our hospitals are complying with this reporting requirement. We believe that the Medicare Modernization Act may have a positive impact on our operating results, especially if future legislation does not decrease the full market basket updates for federal fiscal years 2005, 2006 and 2007 for those hospitals complying with the new reporting requirement.

Expansion of Charity Care and Self-Pay Discount Programs

      We do not pursue collection of amounts due from uninsured patients that qualify for charity care under our guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by the Department of Health and Human Services). We deduct charity care accounts from revenues when we determine that the account meets our charity care guidelines. We recently adopted revised policies that provide expanded discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines. CMS has indicated that it is aware of no regulations or guidelines preventing implementation of such policies. We deduct these discounts from revenues similar to charity care adjustments. During the three months ended September 30, 2003 and 2004 and the years ended June 30, 2002, 2003 and 2004, we deducted $7.8 million, $11.0 million, $7.3 million, $27.4 million and $37.1 million of charity care from revenues, respectively.

State Medicaid Funding Cuts

      Many states, including certain states in which we operate, have reported budget deficits as a result of increased costs and lower than expected tax collections. Health and human service programs, including Medicaid and similar programs, represent a significant component of state spending. To address these budgetary concerns, certain states have decreased funding for these programs and other states may make similar funding cuts. These cuts may include tightened participant eligibility standards, reduction of benefits, enrollment caps or payment reductions. Two of the states in which we operate, California and Texas, have already reduced, or announced plans to reduce, state Medicaid funding. We are unable to assess the financial impact of enacted or proposed state funding cuts at this time. We remain at risk for additional funding decreases by the other states in which we operate, which could materially reduce our operating results and cash flows.

Rising Professional Liability Costs

      Effective June 1, 2002, we established a wholly owned captive insurance subsidiary to insure our professional and general liability risks for individual claims up to $10.0 million. Through May 31, 2004, we maintained excess insurance coverage with independent third party carriers for aggregate claims up to $100.0 million. During the past two years, the cost of insurance negatively affected operating results and cash flows throughout the healthcare industry due to pricing pressures on insurers and fewer carriers willing to underwrite professional and general liability insurance. While premium price increases have abated somewhat, the total cost of professional and general liability insurance remains sensitive to the volume and severity of cases reported. Many physicians practicing in our hospitals have encountered difficulty in obtaining malpractice insurance. In addition, malpractice renewals have adversely affected the ability of physicians to obtain malpractice insurance at reasonable rates in certain markets, particularly in metropolitan Chicago, Illinois, resulting in physicians relocating to different geographic markets. In the event these physicians are unable to obtain adequate malpractice insurance coverage, our hospitals are likely to incur a greater percentage of the amounts paid to claimants, which would adversely affect our future operating results and cash flows. We recently renewed our third party coverage with a reduction in our aggregate claim limit coverage from $100.0 million to $75.0 million for the period June 1, 2004 to May 31, 2005. The current industry environment appears to indicate an increase in the quantity and severity of malpractice claims. However, some states, including Texas, have recently passed tort reform legislation or are considering such legislation to place limits on non-economic damages. Absent significant additional legislation to curb the size of malpractice judgments in the other states, we expect our recent trend of increased insurance costs to continue for the foreseeable future.

Nursing Shortage and Nursing Ratio Requirements

      The hospital industry continues to face a nationwide shortage of nurses. We have experienced particular difficulty in retaining and recruiting nurses in our Phoenix, Arizona, and Orange County, California markets. As a result of this shortage, we have used more contract labor which is typically more expensive and less reliable. Recent reports forecast this shortage to continue for the foreseeable future. We believe that our comprehensive recruiting and retention plan for nurses that focuses on competitive salaries and benefits as well as employee satisfaction, best practices, tuition assistance, effective training programs and workplace environment has partially mitigated the effects of the nursing shortage. We operate the School of Health Professionals (“SHP”) in San Antonio, which is primarily a school of nursing. The SHP trains approximately 63 nurses each year, of whom approximately 72% choose permanent employment with us. However, should we be unsuccessful in our attempts to maintain nursing coverage adequate for our present and future needs, our future operating results could be adversely impacted.

      Effective January 1, 2004, minimum nursing to patient ratios for various hospital departments went into effect in the state of California. These requirements apply at all times, including scheduled break and meal periods, and place an additional burden on our already challenging nurse staffing strategies. We estimate that our additional staffing costs from this regulation could exceed $2.5 million on an annual basis in California. If similar regulations were adopted in other states in which we operate, our future operating results and cash flows could be further reduced.

Selected Operating Statistics

      The following table sets forth certain operating statistics for the periods indicated below. Same hospital results for fiscal 2002 are not presented because the acquisitions during fiscal 2002 affect the comparability between the periods as a result of how the same hospital indicators are defined below.

				Three Months Ended
	Year Ended June 30,			September 30,

	2002	2003	2004	2003	2004

Number of hospitals at end of period	10	15	16	16	16
Number of licensed beds at and of period	2,207	3,666	3,784	3,727	3,750
Discharges(a)	75,364	114,327	147,600	35,709	37,986
Adjusted discharges-hospitals(b)	111,692	167,166	216,333	52,026	56,965
Net revenue per adjusted discharge- hospitals(c)	$6,006	$6,290	$6,466	$6,381	$6,800
Patient days(d)	305,370	477,791	619,465	149,467	155,872
Adjusted patient days-hospitals(e)	452,768	691,286	894,345	215,737	230,893
Average length of stay (days)(f)	4.1	4.2	4.2	4.2	4.1
Outpatient surgeries(g)	37,245	49,745	60,717	14,592	15,989
Emergency room visits(h)	296,732	392,972	511,066	122,048	129,543
Occupancy rate(i)	46.1%	44.9%	45.0%	44.1%	45.3%
Average daily census(j)	837.0	1,309.0	1,693.0	1,625.0	1,694.0
Member lives(k)	122,500	130,700	142,200	136,700	147,000
Medical claims expense percentage(l)	71.4%	73.5%	72.1%	74.5%	75.9%

	Year Ended June 30,

	2003	2004

Same hospital indicators:
Number of hospitals at end of period	10	11
Total revenues (in millions)(m)	$1,093.7	$1,243.9
Patient service revenues (in millions)(n)	$874.5	$950.1
Discharges(o)	86,620	89,899
Average length of stay (days)(p)	4.1	4.0
Patient days(q)	352,321	362,822
Adjusted discharges-hospitals(r)	130,079	138,629
Adjusted patient days-hospitals(s)	525,458	553,048
Net revenue per adjusted discharge-hospitals(t)	$6,262	$6,418
Outpatient surgeries(u)	41,307	43,992
Emergency room visits(v)	316,646	354,162

(a)	Discharges represent the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b)	Adjusted discharges-hospitals is used by management and certain investors as a general measure of combined hospital inpatient and outpatient volume. Adjusted discharges-hospitals is computed by multiplying discharges by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation enables management to assess hospital volume by a combined measure of inpatient and outpatient utilization.

(c)	Net revenue per adjusted discharge-hospitals is calculated by dividing net hospital patient revenues by adjusted discharge-hospitals and measures the average net payment expected to be received for a patient’s stay in the hospital.

(d)	Patient days represent the number of days (calculated as overnight stays) our beds were occupied by patients during the periods.

(e)	Adjusted patient days-hospitals is calculated by multiplying patient days by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation is an indicator of combined inpatient and outpatient volume.

(f)	Average length of stay represents the average number of days an admitted patient stays in our hospitals.

(g)	Outpatient surgeries represent the number of surgeries performed at hospitals or ambulatory surgery centers on an outpatient basis (patient overnight stays not necessary).

(h)	Emergency room visits represent the number of patient visits to a hospital or freestanding emergency room where treatment is received, regardless of whether an overnight stay is subsequently required.

(i)	Occupancy rate represents the percentage of hospital licensed beds occupied by patients. Occupancy rate provides a measure of the utilization of inpatient rooms.

(j)	Average daily census represents the average number of patients in our hospitals each day during our ownership.

(k)	Member lives represent the total number of enrollees in our Arizona prepaid managed health plan and our Chicago managed care organization as of the end of the respective period.

(l)	Medical claims expense percentage is calculated by dividing medical claims expense by premium revenues.

(m)	Same hospital total revenues represent revenues from entities owned (including health plans) for the full 12 months of both years presented.

(n)	Same hospital patient service revenues represent patient service revenues (excluding health plan premium revenues) from entities owned for the full 12 months of both years presented.

(o)	Same hospital discharges represent discharges for hospitals owned for the full 12 months of both years presented.

(p)	Same hospital average length stay represent average length of stay days for hospitals owned for the full 12 months of both years presented.

(q)	Same hospital patient days represent patient days for hospitals owned for the full 12 months of both years presented.

(r)	Same hospital adjusted discharges-hospitals is calculated by multiplying discharges by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues for all hospitals owned for the full 12 months of both years presented.

(s)	Same hospital adjusted patient days-hospitals is calculated by multiplying patient days by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues for all hospitals owned for the full 12 months of both years presented.

(t)	Same hospital net revenue per adjusted discharge-hospitals is calculated by dividing net hospital patient revenues by adjusted discharges-hospitals for those hospitals owned for the full 12 months of both years presented. This statistic measures the average net payment expected to be received for a patient’s stay in those hospitals owned during both respective periods.

(u)	Same hospital outpatient surgeries represent the number of surgeries performed at hospitals or ambulatory surgery centers owned for the full 12 months of both years presented, on an outpatient basis (patient overnight stays not necessary).

(v)	Same hospital emergency room visits represent the number of patient visits to receive treatment at a hospital or freestanding emergency room owned for the full 12 months of both years presented, regardless of whether an overnight stay is subsequently required.

Critical Accounting Policies

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the financial statements. Management bases its estimates on historical experience and other available information, the results of which form the basis of the estimates and assumptions. We consider the following accounting policies to be critical accounting policies because they involve the most subjective and complex assumptions and assessments, are subject to a great degree of fluctuation period over period and are the most critical to our operating performance.

Revenues and Revenue Deductions

      We recognize patient service revenues during the period the healthcare services are provided based upon estimated amounts due from payers. We estimate contractual adjustments and allowances based upon payment terms set forth in managed care health plan contracts and by federal and state regulations. For the majority of our patient service revenues, contractual adjustments are applied to patient accounts at the time of billing using specific payer contract terms entered into the accounts receivable systems, but in some cases we record an estimated allowance until we receive payment. We derive most of our patient service revenues from healthcare services provided to patients with Medicare or managed care insurance coverage. During the three month periods ended September 30, 2003 and 2004, and the years ended June 30, 2002, 2003 and 2004, combined Medicare and managed care revenues accounted for 85%, 84%, 86%, 85% and 85% of total gross patient revenues, respectively. For those same periods, Medicaid revenues represented 9%, 9%, 7%, 9% and 9% of total gross patient revenues, respectively. Services provided to Medicare patients are generally reimbursed at prospectively determined rates per diagnosis (“PPS”), while services provided to managed care patients are generally reimbursed based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Medicaid reimbursements vary by state. Other than Medicare, no individual payer represents more than 10% of our patient service revenues, either on a gross or net basis.

      Medicare regulations and our principal managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities. To obtain reimbursement for certain services under the Medicare program, we must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates because the level of services authorized and provided and the related reimbursement for such services are often subject to interpretation that could result in payments that differ from our estimates. We include differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in the consolidated statements of operations in the period in which the revisions are made. Net adjustments to estimated settlements resulted in increases to patient service revenues of $4.4 million, $2.3 million, $6.2 million, $6.4 million and $10.9 million during the three month periods ended September 30, 2003 and 2004, and the years ended June 30, 2002, 2003 and 2004, respectively. Additionally, updated regulations and contract negotiations occur frequently, which necessitates continual review and estimation processes by management.

      We do not pursue collection of amounts due from uninsured patients that qualify for charity care under our guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines set forth by the Department of Health and Human Services). We deduct charity care accounts from revenues when we determine that the account meets our charity care guidelines. We recently adopted revised policies that provide expanded discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those uninsured patients with incomes between 200% and 500% of the federal poverty guidelines. We deduct these discounts from revenues similar to charity care adjustments. During the three month periods ended September 30, 2003 and 2004, and the year ended June 30, 2002, 2003 and 2004, we deducted $7.8 million, $11.0 million, $7.3 million, $27.4 million and $37.1 million of charity care from revenues, respectively.

      We had premium revenues of $58.9 million, $79.4 million, $184.8 million, $218.8 million and $293.8 million during the three month periods ended September 30, 2003 and 2004, and the years ended June 30, 2002, 2003 and 2004, respectively. Our health plans have agreements with AHCCCS and various health maintenance organizations (“HMOs”) to contract to provide medical services to subscribing participants. Under these agreements, our health plans receive monthly payments based on the number of each HMO’s participants and, in the case of the contract with AHCCCS, the number of enrollees in its Medicaid health plan affiliate, Phoenix Health Plan. Our health plans receive these monthly payments and recognize them as revenues in the month in which members are entitled to healthcare services.

Allowance for Doubtful Accounts and Provision for Doubtful Accounts

      Our ability to collect outstanding receivables from third party payers is critical to our operating performance and cash flows. The allowance for doubtful accounts was approximately 18.9% and 22.3% of accounts receivable, net of contractual discounts, as of September 30, 2003 and 2004, respectively. The primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles or co-insurance portions remain outstanding. We estimate the allowance for doubtful accounts using a standard policy that reserves 100% of accounts receivable that remain outstanding for a pre-determined number of days subsequent to discharge date and reserves a pre-determined percentage of accounts receivable due from patients. We continually monitor our accounts receivable balances and utilize multiple tools to ensure that our allowance for doubtful accounts policy provides a reasonable basis for our estimate. These tools include a quarterly hindsight calculation that utilizes write-off data from the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time, cash collections analyses and other key ratios that consider payer mix and other relevant data. We believe that our standard policy is flexible to adapt to changing collection trends and our procedures for testing the standard policy provide timely and accurate information. Significant changes in payer mix, business office operations, general economic conditions or healthcare coverage provided by federal or state governments or private insurers may have a significant impact on our estimates.

Insurance Reserves

      Given the nature of our operating environment, we are subject to professional and general liability or workers compensation claims or lawsuits. Effective June 1, 2002, we established a wholly owned captive subsidiary to insure our professional and general liability risks at a $10.0 million retention level. We maintain excess coverage from independent third party insurers for claims exceeding $10.0 million per occurrence up to $75.0 million in the aggregate. We estimate our reserve for professional and general liability and workers compensation risks using historical claims data, demographic factors, severity factors, current incident and case logs and other actuarial data. As of September 30, 2003 and 2004, our professional and general liability accrual for asserted and unasserted claims was approximately $31.5 million and $46.0 million, respectively. During the three months ended September 30, 2003 and 2004, and the years ended June 30, 2003 and 2004, our total provision for professional and general liability losses were $5.7 million, $7.8 million, $17.6 million and $22.1 million, respectively. During the three months ended September 30, 2003 and 2004, and the years ended June 30, 2003 and 2004, we paid approximately $0.7 million, $2.8 million, $7.4 million and $7.6 million, respectively, in professional and general liability claims and expenses. The estimated accrual for professional and general liability and workers compensation claims could be significantly affected should current and future occurrences differ from historical claims trends. The estimation process is also complicated by the relatively short period of time in which we have owned our healthcare facilities as occurrence data under previous ownership may not necessarily reflect occurrence data under our ownership. While management monitors current claims closely and considers outcomes when estimating its reserve, the complexity of the claims and wide range of potential outcomes often hamper timely adjustments to the assumptions used in the estimates.

Medical Claims Reserves

      During the three months ended September 30, 2003 and 2004, and the years ended June 30, 2003 and 2004, medical claims expense was approximately $43.9 million, $60.3 million, $160.8 million and $211.8 million, respectively, primarily representing medical claims of enrollees in our Medicaid managed health plan in Phoenix, Arizona. We estimate our reserve for medical claims incurred but not reported using historical claims experience (including severity and payment lag time) and other actuarial data including number of enrollees, age of enrollees and certain enrollee health indicators. The reserve for medical claims, including incurred but not reported claims, for our health plans was approximately $34.5 million and $43.4 million as of September 30, 2003 and 2004, respectively. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from its estimates given changes in the healthcare cost structure or adverse experience. During the three months ended September 30, 2004, approximately $7.1 million of health plan payments to hospitals and other healthcare facilities owned by us for services provided to health plan enrollees were eliminated in consolidation. Our operating results and cash flows could be materially affected by increased or decreased utilization of our owned healthcare facilities by enrollees of our health plans.

Results of Operations

      The following tables present a summary of our operating results for the respective periods shown.

	Year Ended June 30,

	2002		2003		2004

	Amount	%	Amount	%	Amount	%

	(Dollars in millions)
Patient service revenues	$725.8	79.7%	$1,121.7	83.7%	$1,489.0	83.5%
Premium revenues	184.8	20.3	218.8	16.3	293.8	16.5

Total revenues	910.6	100.0	1,340.5	100.0	1,782.8	100.0
Salaries and benefits	384.4	42.2	578.4	43.2	740.8	41.6
Supplies	116.1	12.7	202.6	15.1	283.0	15.9
Medical claims expense	132.0	14.5	160.8	12.0	211.8	11.9
Provision for doubtful accounts	53.3	5.9	73.4	5.5	118.2	6.7
Insurance	19.7	2.2	28.4	2.1	36.2	2.0
Other operating expenses	133.1	14.6	188.2	14.0	219.8	12.3
Depreciation and amortization	29.5	3.2	46.9	3.5	64.7	3.6
Interest expense, net	26.7	2.9	34.9	2.6	43.1	2.4
Debt extinguishment costs	6.6	0.7	—	—	4.9	0.3
Minority interests and other	(0.5)	(0.1)	(0.9)	(0.1)	(4.7)	(0.3)

Income before income taxes	9.7	1.1	27.8	2.1	65.0	3.6
Provision for income taxes	2.9	0.3	10.9	0.8	24.9	1.4

Net income	$6.8	0.7%	$16.9	1.3%	$40.1	2.2%

	Three Months Ended September 30,

			2004
	2003		(combined basis)

	Amount	%	Amount	%

	(Dollars in millions)
Patient service revenues	$351.0	85.6%	$414.3	83.9%
Premium revenues	58.9	14.4	79.4	16.1

Total revenues	409.9	100.0	493.7	100.0
Salaries and benefits	176.2	43.0	195.9	39.7
Supplies	65.3	15.9	79.4	16.1
Medical claims expense	43.9	10.7	60.3	12.2
Provision for doubtful accounts	30.3	7.4	34.5	7.0
Insurance	9.3	2.3	10.5	2.1
Other operating expenses	50.6	12.3	61.1	12.4
Depreciation and amortization	15.1	3.7	19.1	3.9
Interest expense, net	10.4	2.5	11.9	2.4
Debt extinguishment costs	—	0.0	62.2	12.6
Stock compensation	—	0.0	96.7	19.6
Merger expenses	—	0.0	23.1	4.7
Minority interests and other	(1.7)	(0.4)	—	0.0

Income (loss) before income taxes	10.5	2.5	(161.0)	(32.6)
Provision for income taxes	4.2	1.0	(50.9)	(10.3)

Net income (loss)	$6.3	1.5%	$(110.1)	(22.3)%

Quarter Ended September 30, 2004 Compared to the Quarter Ended September 30, 2003

      Revenues. Revenues increased by $83.8 million during the quarter ended September 30, 2004 compared to the prior year quarter due to increases in volumes and improved reimbursement for services provided. Hospital adjusted discharges increased by 9.5% during the 2004 quarter. Emergency room visits and outpatient surgery volumes increased by 6.1% and 9.6%, respectively, during the 2004 quarter. Our service expansion initiatives and managed care contracting strategies played significant roles in inpatient and outpatient volume improvements and were responsive to increased demand for such health care services created by the high population growth in the markets we serve. We expect our same hospital growth to continue at a similar pace during the remainder of our current fiscal year, although factors outside our control including patient demand for health care services and increased competition could limit our ability to sustain revenue growth.

      Membership in our Arizona state managed Medicaid plan, Phoenix Health Plan, increased from approximately 84,700 at September 30, 2003 to approximately 98,000 at September 30, 2004. The membership increase primarily related to the increased number of individuals eligible for coverage under the Arizona state Medicaid program since the enactment of Proposition 204 and the decisions by competing plans to discontinue their services in the counties we serve during October 2003. We anticipate that enrollment will not fluctuate significantly during the foreseeable future.

      Revenues, exclusive of health plan premium and other non-hospital revenues, per adjusted discharge increased 6.6% during the 2004 quarter. We continue to negotiate with managed care payers to receive favorable reimbursement for our services. We have made considerable progress in these negotiations during the past two years but challenges still remain to adjust these rates to appropriate levels to reflect rising health care costs. The acuity of care required by our patients also affects this statistic. We continually identify and implement services that enable us to maximize our return on investment and meet the needs of our patients.

      We continue to implement physician recruitment, emergency department expansion, surgery unit expansion, specialty service expansions, certain sub-acute unit expansions and intra-market resource sharing strategies. Current capital projects underway, or initiatives expected to begin during the next 12 months, include expansions and upgraded technology for obstetrics, emergency room, psychiatric, rehabilitation, cardiac, radiology and surgery units as well as real estate projects to support hospital buildouts and construction of medical office buildings.

      Costs and Expenses. Total costs and expenses, exclusive of income taxes, were $654.7 million or 132.6% of total revenues during the 2004 quarter, compared to 97.4% during the prior year quarter. The increase resulted from significant merger, stock compensation and debt extinguishment costs incurred as part of the Blackstone transaction. Salaries and benefits, supplies, medical claims and provision for doubtful accounts represent our most significant normal costs and expenses or those subject to the greatest level of fluctuation period over period.

•	Salaries and Benefits. Salaries and benefits as a percentage of total revenues decreased to 39.7% during the 2004 quarter from 43.0% during the prior year quarter. The decrease resulted partly from a $20.5 million increase in premium revenues, which did not result in a significant increase in related salaries and benefits. Absent the effect of the increased premium revenues, this ratio would have decreased to 41.4% during the 2004 quarter compared to 43.0% during the prior year quarter. We were successful in improving the utilization of our nursing resources as a result of our care management and service expansion strategies.

However, the national nursing shortage continues to hinder our ability to fully manage salaries and benefits. We have experienced particular difficulty in retaining and recruiting nurses in our Phoenix, Arizona and Los Angeles/ Orange County, California markets. Recent industry reports forecast this shortage to continue for the foreseeable future, especially in California where state mandated increased nurse-staffing ratios went into effect on January 1, 2004. As a result of these factors, we have hired additional nurses and utilized more costly outsourced nursing personnel. Our comprehensive recruiting and retention plans for nurses that focus on competitive salaries and benefits as well as employee satisfaction, best practices, tuition assistance, effective training programs and workplace environment has mitigated some of the effects of the nursing shortage. However, should we be unsuccessful in our attempts to maintain nursing coverage adequate for our present and future needs, and especially if additional states in which we operate enact new laws regarding nurse-staffing ratios, our future operating results could be adversely impacted by increased salaries and benefits.

•	Supplies. Supplies as a percentage of total revenues increased to 16.1% during the 2004 quarter from 15.9% during the 2003 quarter primarily due to increased acuity of services provided to our patients and increased costs of supplies and pharmaceuticals. We expect this ratio to stabilize as we continue to implement our materials management strategies. These improvements may be offset, however, by continued price increases for pharmaceuticals and medical supplies, including the impact of increased use of drug eluting stents.

•	Medical Claims. The $16.4 million increase in medical claims was due to the significant increase in enrollees at Phoenix Health Plan. Medical claims expense as a percentage of premium revenues increased to 75.9% during the 2004 quarter compared to 74.5% during the prior year quarter due to changes in the utilization of health care services by our enrollees. Because we have added a significant number of new members since September 30, 2003, as previously discussed, the acuity of our average enrollee changed. Medical claims expense represents the amounts paid by the health plans for health care services provided to their members, including an estimate of incurred but not reported claims that is determined based upon lag data and other actuarial assumptions. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $7.1 million, or 10.5% of gross health plan medical claims expense, were eliminated in consolidation during the 2004 quarter.

•	Provision for Doubtful Accounts. During the 2004 quarter, the provision for doubtful accounts as a percentage of patient service revenues decreased to 8.3% from 8.6% during the 2003 quarter. Our provision for doubtful accounts as a percentage of patient service revenues is reduced by our policy of deducting charity accounts from revenues at the time in which those accounts meet our charity care guidelines. During the fourth quarter of fiscal 2004, we expanded our charity care guidelines resulting in a decrease in revenues and a reduction in bad debts. During the quarters ended September 30, 2003 and 2004, we recorded $7.8 million and $11.0 million of charity care revenue deductions, respectively. On a combined basis, the provision for doubtful accounts and charity care expense as a percentage of patient service revenues was consistent quarter over quarter. During the 2004 quarter, we experienced a slight increase in self-pay revenues as a percentage of patient service revenues. Due to general economic conditions, collecting outstanding self-pay accounts has become increasingly difficult, however, we have experienced improved up front cash collections and success in qualifying patients for coverage under Medicaid or similar programs.

      Income Taxes. The effective tax rate decreased from approximately 40.0% during the 2003 quarter to a benefit of approximately 31.6% during the 2004 quarter. We were unable to recognize the full tax benefit during the 2004 quarter due to certain costs related to the Blackstone transaction being non-deductible for tax purposes.

      Net Income. The $116.4 million quarter over quarter decrease in net income resulted from the significant costs and expenses related to the Blackstone transaction, including merger expenses, stock compensation and debt extinguishment costs.

Year Ended June 30, 2004 Compared to the Year Ended June 30, 2003

      Revenues. $292.1 million of the $442.3 million increase in total revenues during 2004 related to the BHS acquisition, while same hospital revenues improved by $150.2 million. Same hospital adjusted discharges increased by 6.6% during 2004. Same hospital emergency room visits and outpatient surgery volumes increased by 11.8% and 6.5%, respectively, during 2004. Our service expansion initiatives and managed care contracting strategies played significant roles in inpatient and outpatient volume improvements and were responsive to increased demand for such healthcare services created by the high population growth in the markets we serve. We expect our same hospital growth to continue at a similar pace during our upcoming fiscal year 2005, although factors outside our control including patient demand for healthcare services and increased competition could limit our ability to sustain revenue growth.

      Membership in our Arizona state managed Medicaid plan, Phoenix Health Plan, increased from approximately 78,700 at June 30, 2003 to approximately 94,600 at June 30, 2004. The membership increase primarily related to the increased number of individuals eligible for coverage under the Arizona state Medicaid program since the enactment of Proposition 204 and the decisions by competing plans to discontinue their services in the counties we serve during October 2003. We anticipate that enrollment will not fluctuate significantly during the foreseeable future.

      Revenues, exclusive of health plan premium and other non-hospital revenues, per adjusted discharge increased 2.8% during 2004. We continue to negotiate with managed care payers to receive favorable reimbursement for our services. We have made considerable progress in these negotiations during the past two years but challenges still remain to adjust these rates to appropriate levels to reflect rising healthcare costs. The acuity of care required by our patients also affects this statistic. We continually identify and implement services that enable us to maximize our return on investment and meet the needs of our patients.

      We continue to implement physician recruitment, emergency department expansion, surgery unit expansion, specialty service expansions, certain sub-acute unit expansions and intra-market resource sharing strategies. Current capital projects underway, or initiatives expected to begin during the next 12 months, include expansions and upgraded technology for obstetric, emergency room, rehabilitation, cardiac, radiology and surgery units as well as real estate projects to support hospital buildouts and construction of medical office buildings.

      Costs and Expenses. Total costs and expenses, exclusive of income taxes, were $1,717.8 million or 96.4% of total revenues during 2004, an improvement from 97.9% during 2003. Salaries and benefits, supplies, medical claims and provision for doubtful accounts represent our most significant costs and expenses or those subject to the greatest level of fluctuation period over period.

•	Salaries and Benefits. Salaries and benefits as a percentage of total revenues decreased to 41.6% during 2004 from 43.2% during 2003. The decrease resulted partly from a $75.0 million increase in premium revenues, which did not result in a significant increase in related salaries and benefits. Absent the effect of the increased premium revenues, this ratio would have increased slightly to 43.4% during 2004 compared to 43.2% during 2003.

The national nursing shortage has hindered our ability to control salaries and benefits. We have experienced particular difficulty in retaining and recruiting nurses in our metropolitan Phoenix and Orange County markets. Recent industry reports forecast this shortage to continue for the foreseeable future, especially in California where state mandated increased nurse-staffing ratios went into effect on January 1, 2004. As a result of these factors, we have hired additional nurses and utilized more costly outsourced nursing personnel. We believe that our comprehensive recruiting and retention plans for nurses that focus on competitive salaries and benefits as well as employee satisfaction, best practices, tuition assistance, effective training programs and workplace environment have mitigated some of the effects of the nursing shortage. However, should we be unsuccessful in our attempts to maintain nursing coverage adequate for our present and future needs, and especially if additional states in which we operate enact new laws regarding nurse-staffing ratios, our future operating results could be adversely impacted by increased salaries and benefits.

•	Supplies. Supplies as a percentage of total revenues increased to 15.9% during 2004 from 15.1% during 2003. Supplies as a percentage of patient service revenues increased to 19.0% during 2004 compared to 18.1% during 2003. These increases were primarily due to the increase in the acuity of services provided during 2004, including increased orthopedic and cardiology services. We expect this ratio to improve as we begin to experience the full impact of our transition of supply contracts at the BHS hospitals to our purchasing group contract rates and the full implementation of our materials management strategies. These improvements may be offset, however, by increased utilization of higher acuity services and continued price increases for pharmaceuticals and medical supplies, including the impact of increased use of drug eluting stents.

•	Medical Claims. The $51.0 million increase in medical claims was due to the significant increase in enrollees at Phoenix Health Plan. Medical claims expense as a percentage of premium revenues decreased to 72.1% during 2004 compared to 73.5% during 2003 due to changes in the utilization of healthcare services by our enrollees. We added a significant number of new members during 2004 resulting in a change in acuity of our average enrollee. Medical claims expense represents the amounts paid by the health plans for healthcare services provided to their members, including an estimate of incurred but not reported claims that is determined based upon lag data and other actuarial assumptions. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $29.0 million, or 12.0% of gross health plan medical claims expense, were eliminated in consolidation during 2004.

•	Provision for Doubtful Accounts. During 2004, the provision for doubtful accounts as a percentage of patient service revenues increased to 7.9% from 6.5% during 2003. During 2004, we experienced a slight increase in self-pay revenues as a percentage of patient service revenues. Due to general economic conditions, collecting outstanding self-pay accounts has become increasingly difficult.

Additionally, our provision for doubtful accounts has been reduced in historical periods by the effects of greater than expected collections of accounts receivable included with hospital acquisitions. Our provision for doubtful accounts as a percentage of patient service revenues is reduced by our policy of deducting charity accounts from revenues at the time in which those accounts meet our charity care guidelines. During 2003 and 2004, we recorded $27.4 million and $37.1 million of charity care revenue deductions, respectively. Also, the implementation of Proposition 204 in Arizona, which expanded Medicaid coverage to include many previously uninsured patients, countered the trend of the increasing rate of self-pay revenues to patient service revenues.

      Income Taxes. The effective tax rate decreased slightly from 39.2% in 2003 to 38.3% in 2004. A portion of this decrease is due to having a full year of operations for our San Antonio facilities during 2004, for which the state income tax rate is less than our remaining mix of business.

      Net Income. The $23.2 million year over year increase in net income resulted from the increased revenues as described above in excess of increased expenses. Net income during 2004 was adversely affected by increases in depreciation and amortization, net interest and income taxes of $17.8 million, $8.2 million and $14.0 million, respectively, from 2003 amounts. We view these costs as products of our strategic growth initiative.

Year Ended June 30, 2003 Compared to the Year Ended June 30, 2002

      Revenues. The $429.9 million increase in revenues during 2003 was attributable to revenues from acquisitions of $371.1 million and same hospital revenues improvement of $58.8 million. On a same hospital basis, discharges increased by 0.8% during 2003, while adjusted discharges-hospitals (which includes a factor for outpatient volume) increased by 1.9%. Our physician recruitment efforts and quality initiatives contributed to our year over year volume growth. Patient service revenues per adjusted discharge increased 3.4% on a same-hospital basis during 2003 as a result of improved Medicare rates and our success in negotiating improved managed care rates with key payers.

      Of the $58.8 million in same hospital revenues improvement, $34.0 million related to increased premium revenues as a result of significantly increased enrollment in our Phoenix Health Plan year over year. Membership in our Phoenix Health increased from approximately 68,500 at June 30, 2002 to approximately 78,700 at June 30, 2003. The membership increase primarily related to the increased number of individuals eligible for coverage under the Arizona state Medicaid program since enactment of Proposition 204.

      Costs and Expenses. Total costs and expenses, exclusive of income taxes, were $1,312.7 million or 97.9% of total revenues during 2003, an improvement from 98.9% during 2002. Salaries and benefits, supplies, medical claims and provision for doubtful accounts represent our most significant costs and expenses or those subject to the greatest level of fluctuation period over period.

•	Salaries and Benefits. Salaries and benefits as a percentage of total revenues increased to 43.2% during 2003, from 42.2% during 2002. The increase resulted primarily from the transition of the acquired BHS operations to our staffing mix model. On a same hospital basis, salaries and benefits as a percentage of total revenues decreased from 41.9% during 2002 to 41.6% during 2003.

The national nursing shortage hindered our ability to control salaries and benefits. We experienced particular difficulty in retaining and recruiting nurses in our metropolitan Phoenix and Orange County markets. As a result of these factors, we hired additional nurses and utilized more costly outsourced nursing personnel. We implemented comprehensive recruiting and retention plans for nurses that we expect to mitigate a portion of the effects of the nursing shortage. However, the success of these plans may become more evident in the long-term as opposed to the short-term.

•	Supplies. Supplies as a percentage of total revenues increased to 15.1% during 2003 from 12.7% during 2002 primarily due to the acquisitions of BHS and Weiss Hospital in January 2003 and June 2002, respectively. Supplies as a percentage of total revenues was higher for our San Antonio hospitals and Weiss Hospital compared to our other hospitals. On a same-hospital basis, supplies as a percentage of total revenues remained flat year over year.

•	Medical Claims. The $28.8 million increase in medical claims was due to the significant increase in enrollees at Phoenix Health Plan during 2003. Medical claims expense as a percentage of premium revenues increased from 71.4% during 2002 to 73.5% during 2003 due to slight increases in member inpatient utilization and severity year over year. Medical claims expense represents the amounts paid by the health plans for healthcare services provided to their members, including an estimate of incurred but not reported claims that was determined based upon lag data and other actuarial assumptions. Revenues and expenses between the health plans and our hospitals and related outpatient service providers of approximately $24.9 million, or 13.4% of gross health plan medical claims expense, were eliminated in consolidation during 2003.

•	Provision for Doubtful Accounts. During 2003, the provision for doubtful accounts as a percentage of patient service revenues decreased to 6.5% from 7.3% during 2002. During 2003, we improved cash collection processes and productivity in our hospital business offices. These efforts expedited cash collections and resulted in greater than expected recoveries of amounts previously considered uncollectible. The enactment of Proposition 204 in Arizona also positively affected our bad debt rate as many previously uninsured patients became qualified for state Medicaid coverage under Proposition 204.

      Income Taxes. The provision for income taxes increased by $8.0 million during 2003. The effective tax rate increased from 29.9% to 39.2%. The valuation allowance that offsets our deferred tax assets decreased by $1.4 million during 2002, resulting in a lower effective tax rate during 2002.

      Net Income. The $10.1 million year over year increase in net income resulted from the increased revenues as described above in excess of increased expenses. Net income during 2003 was adversely affected by increases in depreciation and amortization, net interest and income taxes of $17.4 million, $8.2 million and $8.0 million, respectively, from 2002 amounts. We view these costs as products of our strategic growth initiative.

Liquidity and Capital Resources

Operating Activities

      At September 30, 2004, we had working capital of $116.2 million, including cash and cash equivalents of $75.5 million. $16.9 million of the cash balance was restricted for use by our captive insurance subsidiary and for the indemnification under the merger agreement. Working capital at September 30, 2003 was $69.2 million. The increase in working capital was primarily due to cash on hand from the merger on September 23, 2004. Cash provided by operating activities increased from $0.4 million during the 2003 quarter to $70.2 million during the 2004 quarter. The significant increase was due to our improved operational performance during the current year quarter combined with a decrease in working capital items of approximately $28.6 million.

Investing Activities

      Cash used in investing activities increased from $37.8 million during the 2003 quarter to $82.7 million during the 2004 quarter, primarily as a result of the $50.8 million of direct acquisition costs we paid during the 2004 quarter related to the Blackstone transaction.

      We spent $32.3 million for capital expenditures during the 2004 quarter. The funding of capital expenditures is affected by the timing of certain capital projects at the BHS hospitals, Arrowhead Community Hospital and Phoenix Baptist Hospital, that are required under the respective purchase agreements for these hospitals. As of September 30, 2004, we have funded or committed to fund approximately $101.1 million of our $200.0 million commitment in respect of the BHS hospitals and all of our $50.0 million contractual commitment in respect of Arrowhead and Phoenix Baptist hospitals. We may satisfy the commitments by making direct capital expenditures or by arranging for third party capital expenditures. For example, if we arranged for an unrelated developer to construct a medical office building in the market, such construction expenditures would satisfy a portion of our commitment. We expect to exhaust our remaining capital expenditure commitments under the BHS agreement during our fiscal year 2005.

      In May 2004, our board of directors approved material new internal construction projects at six of our existing hospitals, in San Antonio and metropolitan Phoenix. We estimate that these projects will cost us approximately $336.0 million in capital expenditures over the next five years and will fully satisfy our remaining capital expenditure commitments under the BHS purchase agreement of approximately $98.9 million. The initial stages of certain of these projects have begun, and we anticipate that the other projects will begin over the next 18 months at various times. All of these projects will result in expanded capacity at each of the six hospitals. In addition, most of the projects will facilitate an expansion of clinical service capabilities.

      The following table summarizes these major expansion projects as of the date of this prospectus.

	Estimated		Approximate	Additional		Additional
	Construction Period		Additional	Emergency	Additional	Labor &
			Licensed Bed	Room	Operating	Delivery
Hospital	Begin	Open	Capacity	Positions	Rooms	Rooms

Phoenix
Arrowhead Community Hospital	Q1 FY 05	Q3 FY 06	100	✓	✓	(1)
Paradise Valley Hospital	Q1 FY 06	Q2 FY 07	40	(2)	✓	✓
West Valley Hospital	Q3 FY 05	Q3 FY 06	44	✓	✓	(1)(3)
San Antonio
North Central Baptist Hospital	Q4 FY 04	Q1 FY 07	110	✓	✓	✓
Northeast Baptist Hospital	Q4 FY 04	Q3 FY 06	33 (4)	✓	✓	✓
Southeast Baptist Hospital	Q1 FY 06	Q2 FY 07	(5)	✓	(6)	✓

(1)	Will increase post partum capacity to better utilize labor, delivery and recovery suites.

(2)	An expanded emergency room was opened in July 2004, expanding capacity from 16 to 28 bays.

(3)	Contingent on hospital’s compliance with terms of settlement agreement with ADHS.

(4)	In addition to increasing the number of licensed beds by 33, the expansion project will allow for the utilization of an additional 67 previously licensed beds.

(5)	Project scope has not been finalized, but available bed capacity will be increased.

(6)	Expanded operating room capacity will be part of Phase II of this project to begin in 2009.

      We anticipate spending between $220.0 and $250.0 million for our capital programs during fiscal 2005. This estimate includes the expansion projects mentioned above and all other renovation projects and technology upgrades at our facilities. These capital expenditures will be funded by cash flows from operations and availability under our senior credit facilities. We believe our capital expenditure program is sufficient to service, expand and improve our existing facilities to meet our quality objectives.

Financing Activities

      Cash provided by financing activities decreased from $35.4 million during the 2003 quarter to a $20.1 million use of cash during the 2004 quarter, as a result of the merger on September 23, 2004.

      As a result of the Transactions, we have significantly more debt. We expect to fund our future liquidity needs with cash from operations and amounts available under our senior credit facilities, which availability is subject to certain conditions. We expect that our primary liquidity requirements will be for debt service, working capital and capital expenditures.

      As of September 30, 2004, we had outstanding $1,180.8 million in aggregate indebtedness, with an additional $222.3 million of available borrowing capacity under our revolving credit facility ($250.0 million net of outstanding letters of credit of $27.7 million). Our liquidity requirements are significant, primarily due to debt service requirements. The 9.0% notes require semi-annual interest payments. Prior to October 1, 2009, the issuers’ interest expense on the Senior Discount Notes will consist solely of non-cash accretions of principal.

      Our senior credit facilities consist of a revolving credit facility and term loan facilities. Our revolving credit facility provides for loans in a total principal amount of up to $250.0 million, and matures in six years. The initial term loan facility, which matures in seven years, provides for loans in a total principal amount of up to $800.0 million as follows: (1) $475.0 million borrowed to finance the Blackstone transaction, to refinance our existing indebtedness and to pay fees and expenses relating thereto; (2) up to $150.0 million available to finance the acquisition(s) of hospitals and related businesses provided that any such acquisition(s) occurs within 150 days following September 23, 2004 and (3) for a period of one year following September 23, 2004, up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. We expect to utilize all or a portion of the $150.0 million delayed draws term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts. In addition, upon the occurrence of certain events, we may request an incremental term loan facility in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions.

      The term borrowings under the senior credit facilities bear interest at a rate equal to, at our option, either a base rate plus 2.25% or LIBOR plus 3.25%. The borrowings under the revolving credit facility bear interest at a rate equal to, at our option, either a base rate plus 1.50% or LIBOR plus 2.50%. Following delivery of our financial statements for our fiscal quarter ending March 31, 2005, the applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the initial term loan facility will not be subject to adjustment.

      In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%. We are also required to pay commitment fees to the lenders under the initial credit facility at a rate equal to (1) 0.75% in respect of the aggregate unutilized commitments under the term loan to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days of September 23, 2004 and (2) 2.25% in respect of the unutilized commitments under the $175.0 million term facility for working capital, capital expenditures and other general corporate purposes. We also pay customary letter of credit fees.

      The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to sell assets, incur additional indebtedness or issue preferred stock, repay other indebtedness (including the notes), pay dividends and distributions or repurchase our capital stock, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing our indebtedness, including the notes, change the business conducted by our subsidiaries and enter into hedging agreements. In addition, the senior credit facilities require us to maintain the following financial covenants: a maximum total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. The first compliance test date for the financial covenants is December 31, 2004.

      The indentures governing the notes limit the ability of the issuers and their restricted subsidiaries (including VHS Holdco II) to:

•	incur additional indebtedness or issue preferred stock;

•	pay dividends on or make other distributions or repurchase our capital stock or make other restricted payments;

•	make investments;

•	enter into certain transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries to VHS Holdco I or other restricted subsidiaries;

•	create liens on pari passu or subordinated indebtedness without securing the notes;

•	designate the issuers’ subsidiaries as unrestricted subsidiaries; and

•	sell certain assets or merge with or into other companies or otherwise dispose of all or substantially all of their assets.

      Subject to certain exceptions, the indentures governing the notes permit VHS Holdco I and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

      The table below summarizes our credit ratings as of the date of this prospectus.

Standard &
	Poor’s	Moody’s

Corporate credit rating	B	N/A
9% Senior Subordinated Notes	CCC+	Caa1
11 1/4% Senior Discount Notes	CCC+	Caa2
Senior credit facilities	B	B2

      We expect that cash generated from our operations and cash available to us under the revolving credit facility and the term loan facilities will be sufficient to meet our working capital needs, new debt service requirements and planned capital expenditure programs that we consider necessary to continue our growth.

However, we cannot assure you that our operations will generate sufficient cash or that future borrowings under our senior credit facilities will be available to enable us to meet these requirements and needs.

      We also intend to continue to pursue acquisitions or partnering arrangements, either in existing markets or new markets, which fit our growth strategies. To finance such transactions, we might have to draw upon amounts available under our new senior credit facilities or seek additional funding sources. We continually assess our capital needs and may seek additional financing, including debt or equity, as considered necessary to fund potential acquisitions, fund capital projects or for other corporate purposes. However, should our operating results and borrowing capacities not sufficiently support these capital projects or acquisition opportunities, our growth strategies may not be fully realized. Our future operating performance, ability to service or refinance our new debt and ability to draw upon other sources of capital will be subject to future economic conditions and other business factors, many of which are beyond our control.

Guarantees and Off Balance Sheet Arrangements

      We are a party to certain rent shortfall agreements with certain unconsolidated entities and other guarantee arrangements, including parent-subsidiary guarantees, in the ordinary course of business. We have not engaged in any transaction or arrangement with an unconsolidated entity that is reasonably likely to materially affect liquidity.

Obligations and Commitments

      The following table reflects a summary of obligations and commitments outstanding, including both the principal and interest portions of long-term debt and capital leases, with payment dates as of September 30, 2004.

	Payments Due by Period

	Within	During	During	After
	1 Year	Years 2-3	Years 4-5	5 Years	Total

	(Dollars in millions)
Contractual Cash Obligations:
Long-term debt	$77.4	$161.1	$169.2	$1,710.8	$2,118.5
Capital lease obligations	3.1	2.1	—	—	5.2
Operating leases	17.7	25.7	14.4	25.3	83.1
Purchase obligations	26.8	—	—	—	26.8
Health claims payable	43.4	—	—	—	43.4
Estimated self-insurance liabilities	16.0	22.3	10.5	3.5	52.3

Subtotal	$184.4	$211.2	$194.1	$1,739.6	$2,329.3

	Payments Due by Period

	Within	During	During	After
	1 Year	Years 2-3	Years 4-5	5 Years	Total

	(Dollars in millions)
Other Commitments:
Construction and improvements commitments	$29.6	$0.1	$0.5	$11.6	$41.8
Guarantees of surety bonds	10.0	—	—	—	10.0
Letters of credit	—	—	—	27.7	27.7
Capital Expenditure commitments	24.7	49.4	24.8	—	98.9
Physician commitments	7.6	—	—	—	7.6
Minimum rent revenue commitments	—	0.1	—	0.2	0.3

Subtotal	$71.9	$49.6	$25.3	$39.5	$186.3

Total obligations and commitments	$256.3	$260.8	$219.4	$1,779.1	$2,515.6

      California has a statute and regulations that require hospitals to meet certain seismic performance standards. Hospitals that do not meet the standards may be required to retrofit their facilities. We have filed our required compliance plans with the State of California. We filed a request to extend the deadline for seismic compliance from the current state-imposed deadline of 2008 to 2013 and expect to comply with the seismic requirements at all of our California facilities by the final deadline required. We expect to incur approximately $12.5 million in costs to meet our compliance plan. Upon completion of the $12.5 million in improvements, our California facilities will be compliant with the seismic regulations and standards through 2029. We estimate that the majority of the square footage in our California facilities will be compliant with the seismic regulations and standards that come into effect during 2030 once we have completed our $12.5 million in improvements, but we are unable at this time to estimate our costs for full compliance with the 2030 requirements.

Contingencies and Healthcare Regulation

Healthcare Reform

      In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures that would significantly affect the services provided by and reimbursement to healthcare providers in our markets. The cost of certain proposals would be funded in significant part by reduction in payments by government programs, including Medicare and Medicaid, to healthcare providers or by taxes levied on hospitals or other providers. While we are unable to predict which, if any, proposals for healthcare reform will be adopted, we cannot assure you that proposals adverse to our business will not be adopted.

Federal and State Regulation and Investigations

      The healthcare industry is subject to extensive federal, state and local laws and regulations relating to licensing, conduct of operations, ownership of facilities, addition of facilities and services, confidentiality and security issues associated with medical records, financial arrangements with physicians and other referral sources, and billing for services and prices for services. These laws and regulations are extremely complex and the penalties for violations are severe. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. As a result of these laws and regulations, some of our activities could become the subject of governmental investigations or inquiries. Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of hospital companies. Several hospital companies have settled allegations raised during such investigations for substantial sums out of concern for the possible exclusion from the Medicare and Medicaid programs. In the event of a determination that we are in violation of any of these laws, rules or regulations, or if further changes in the regulatory framework occur, our results of operations could be significantly harmed.

Effects of Inflation and Changing Prices

      Various federal, state and local laws have been enacted that, in certain cases, limit our ability to increase prices. Revenues for acute hospital services rendered to Medicare patients are established under the federal government’s prospective payment system. We believe that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

Market Risk

      We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. As of September 30, 2004, we had in place $1,050.0 million of senior credit facilities bearing interest at variable rates at specified margins above either the agent bank’s alternate base rate or its LIBOR rate. The senior credit facilities consist of an $800.0 million, seven-year term loan, of which $325.0 million consist of undrawn delayed draw facilities, and an undrawn $250.0 million, six-year revolving credit facility (not giving effect to outstanding letters of credit of $27.7 million, which reduced the amount available under our revolving credit facility). Of the $1,050.0 million of the senior credit facilities, $475.0 million of term loans were outstanding as of September 30, 2004. Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates would not be material to our consolidated financial position, results of operations or cash flows. Holding other variables constant, including levels of indebtedness, a 0.125% increase in interest rates would have an annual estimated impact on pre-tax earnings and cash flows of approximately $0.6 million. We have not taken any action to cover interest rate risk and are not a party to any interest rate market risk management activities.

      The $250.0 million revolving credit facility bears interest at the alternate base rate, plus a margin of 1.00% to 1.50%, or the LIBOR rate, plus a margin of 2.00% to 2.50%, in each case depending on our leverage ratio. The revolving credit facility matures in 2010.

      The $475.0 million term loan, and any subsequent delayed term draws, bear interest at the alternate base rate, plus a margin of 2.25% or the LIBOR rate, plus a margin of 3.25% and matures in 2011.

      From time to time, we use derivatives such as interest rate swaps to manage our market risk associated with variable rate debt or similar derivatives for fixed rate debt. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features.

Recently Issued Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 represents the first phase of the FASB’s project to clarify the accounting treatment of certain instruments that possess characteristics of both liabilities and equity. SFAS 150 generally requires that freestanding financial instruments that obligate the issuer to redeem the holder’s shares, or are indexed to such an obligation, and are settled in cash or settled with shares meeting certain conditions be treated as liabilities. The provisions of SFAS 150 are effective immediately for instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003, with the exception of mandatorily redeemable instruments of non-public companies, which become subject to SFAS 150 for fiscal periods beginning after December 15, 2003. Additionally, the FASB indefinitely deferred the application of the provisions of SFAS 150 relating to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent’s financial statements. We do not expect SFAS 150 to impact the classification of our outstanding preferred stock instruments.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have a significant impact on our results of operations, financial position or cash flows.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of ARB No. 51, Consolidated Financial Statements, sets forth criteria under which a company must consolidate certain variable interest entities. Interpretation No. 46 places increased emphasis on controlling financial interests when determining if a company should consolidate a variable interest entity. Application of Interpretation No. 46 is required for periods ending after December 15, 2003, for public entities with interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities. Application by public entities for all other types of variable interest entities is required for periods ending after March 15, 2004. Application by non-public entities to all types of variable interest entities is required at various dates in 2004 and 2005. In December 2003, the FASB issued Revised Interpretation No. 46, which was applicable to financial statements of companies that had interests in “special purpose entities” during the calendar year 2003. We do not expect Revised Interpretation No. 46 to have a significant impact on our future results of operations, financial position or cash flows.

INDUSTRY OVERVIEW

      The U.S. healthcare industry is large and growing. According to CMS, total annual U.S. healthcare expenditures grew by an estimated 9.3% in 2002 to $1.6 trillion, representing 14.9% of the U.S. gross domestic product. The 9.3% growth rate for 2002 was up from a rate of 8.5% in 2001 and marked the third consecutive year that the rate of healthcare spending growth increased over the previous year. CMS also projects total U.S. healthcare spending to grow by a compounded annual growth rate of 7.2% between 2003 and 2013. By these estimates, U.S. healthcare expenditures will account for approximately $3.4 trillion, or 18.4% of the total U.S. gross domestic product by 2013.

      Hospital care expenditures represent the largest segment of the healthcare industry. According to CMS, in 2002 hospital care expenditures grew by 9.5% to $486.5 billion, accounting for 31.3% of total healthcare expenditures. CMS estimates that hospital care expenditures will increase to approximately $934.3 billion by 2013, representing a compounded annual growth rate of 6.1% from 2003 and accounting for 27.8% of total U.S. healthcare expenditures. We believe that there are several trends driving the growth in the healthcare industry that will benefit well-positioned hospital companies.

      Acute care hospitals in the United States are either public (government owned and operated), not-for-profit private (religious or secular), or investor owned. According to the American Hospital Association, as of 2002 there were approximately 4,900 acute care hospitals in the United States which are not-for-profit owned (61%), investor owned (16%), or state or local government owned (23%). These facilities generally offer a broad range of healthcare services, including internal medicine, general surgery, cardiology, oncology, orthopedics, OB/GYN and emergency services. In addition, hospitals often offer other ancillary services including psychiatric, diagnostic, rehabilitation, home health and outpatient surgery services.

Favorable Industry Trends

Demographic Trends

      According to the U.S. Census Bureau, there were approximately 35 million Americans aged 65 or older in the United States in 2000, comprising approximately 12.4% of the total U.S. population. By the year 2010 the number of these elderly persons is expected to climb to 40 million, or 13.0% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase, from 4.3 million in 2000 to 6.1 million by the year 2010. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, will be among the main beneficiaries of this increase in demand.

Stable Reimbursement Environment

      The acute care hospital sector has experienced an improved managed care pricing and commercial environment and a relatively stable Medicare pricing environment during the last few years. The reimbursement outlook continues to be favorable for hospitals, due in part to the Medicare Modernization Act. This act provides hospitals with full market basket price increases for fiscal years 2005 through 2007 if the facility submits data for 10 patient care indicators to the Secretary of Health and Human Services. We have qualified for the full market basket price increase of 3.3% for federal fiscal year 2005. We believe that these recent changes provide opportunities for hospital companies to improve their financial performance.

Acute Care Hospital Consolidation

      During the late 1980s and early 1990s, there was significant industry consolidation involving large, investor-owned hospital companies seeking to achieve economies of scale. However, the industry is still dominated by not-for-profit hospitals. According to the American Hospital Association, the number of hospitals has declined from approximately 5,400 hospitals in the United States in 1990 to approximately

4,900 hospitals in 2002, of which approximately 84% are owned by not-for-profit and government entities, and we believe this trend will continue. While consolidation in the hospital industry is expected to continue, we believe this consolidation will now primarily involve not-for-profit hospital systems, particularly those that are facing significant operating challenges. Among the challenges facing many not-for-profit hospitals are:

•	limited access to the capital necessary to expand and upgrade their hospital facilities and range of services;

•	poor financial performance resulting, in part, from the challenges associated with changes in reimbursement;

•	the need and ability to recruit primary care physicians and specialists; and

•	the need to achieve general economies of scale in order to reduce operating and purchasing costs.

      As a result of these challenges, we believe many not-for-profit hospitals will increasingly look to be acquired by, or enter into strategic alliances with, investor-owned hospital companies which can provide them access to capital, operational expertise and larger hospital networks.

BUSINESS

Company Overview

      We own and operate acute care hospitals and complementary outpatient facilities principally located in urban and suburban markets. Since our inception in 1997, we have acquired or developed 16 acute care hospitals which, as of September 30, 2004, had a total of 3,750 beds in the following four metropolitan areas:

•	San Antonio, Texas

•	Phoenix, Arizona

•	Chicago, Illinois

•	Orange County, California

      Historically, we have concentrated our operations in markets with high population growth and median income in excess of the national average. Our objective is to provide high-quality, cost effective healthcare services through an integrated delivery platform serving the needs of the communities in which we operate. During the three months ended September 30, 2004 and the year ended June 30, 2004, we generated pro forma revenues of $603.6 million and $2,222.1 million, respectively. During the three months ended September 30, 2004 and the year ended June 30, 2004, 83.9% and 83.5% of our revenues, respectively, were derived from acute care hospitals and complementary outpatient facilities.

      Our general acute care hospitals offer a variety of medical and surgical services including emergency services, general surgery, internal medicine, cardiology, obstetrics, orthopedics and physical rehabilitation. In addition, certain of our facilities provide on-campus and off-campus services including outpatient surgery, physical therapy, radiation therapy, diagnostic imaging and respiratory therapy. We also own two strategically important managed care entities: a Medicaid managed health plan, Phoenix Health Plan, that served approximately 98,000 member lives as of September 30, 2004 in Arizona; and MacNeal Health Providers a preferred provider network that served approximately 49,000 member lives in metropolitan Chicago as of September 30, 2004 under capitated contracts covering only outpatient and physical services.

      We focus our business development efforts and operations on hospitals and other related healthcare facilities where there is an opportunity to improve operating performance and profitability and increase market share. Following the acquisition or development of six acute care facilities during calendar year 2003, we implemented operational initiatives and introduced several new services aimed at improving our financial performance. For the nine months ended September 30, 2004, we generated revenues of $1,424.6 million, which represented same facility revenues growth from the nine months ended September 30, 2003, of 17.2%. This was the first nine-month comparative period during which we owned all of our current facilities.

Our Competitive Strengths

      Concentrated Local Market Positions in Attractive Markets. We believe that our markets are attractive because of their favorable demographics, competitive landscape, payer mix and opportunities for expansion. Fourteen of our 16 hospitals are located in markets with population growth rates in excess of the national average and all of our acute care hospitals are located in markets in which the median household income is above the national average. For the three months ended September 30, 2004 and the fiscal year ended June 30, 2004, we derived approximately 72% and 68%, respectively, of our revenues from the high-growth markets of San Antonio and metropolitan Phoenix, in which we own five hospitals and six hospitals, respectively. Our facilities in these markets primarily serve Bexar County, Texas, which encompasses most of the metropolitan San Antonio area and Maricopa County, Arizona, which encompasses most of the metropolitan Phoenix area. The U.S. Census Bureau and other data sources estimate that the population for Bexar County and Maricopa County will grow by 7.4% and 14.0%, respectively, between 2003 and 2008, rates that far exceed the projected national average of 4.3%. Our strong market positions provide us with opportunities to offer integrated services to patients, receive more favorable reimbursement terms from a broader range of third party payers and realize regional operating efficiencies.

      Proven Ability to Complete and Integrate Acquisitions. Including our first acquisition in 1998, we have selectively acquired 15 hospitals, 12 of which were formerly not-for-profit hospitals. We believe our success in completing acquisitions is due in large part to our disciplined approach to making acquisitions. Prior to completing an acquisition, we carefully review the operations of the target facility and develop a strategic plan to improve performance. We have routinely rejected acquisition candidates that did not meet our financial and operational criteria.

      We believe our historical performance demonstrates our ability to identify underperforming facilities and improve the operations of acquired facilities. When we acquire a hospital, we generally implement a number of measures to lower costs, and we often make significant investments in the facility to expand existing services and introduce new services, strengthen the medical staff and improve our overall market position. We expect to continue to grow revenues and profitability in the markets in which we operate by increasing the depth and breadth of services provided and through the implementation of additional operational enhancements.

      Strong Management Team with Significant Equity Investment. Our senior management has an average of more than 20 years of experience in the healthcare industry at various organizations, including OrNda Healthcorp, HCA Inc. and HealthTrust, Inc. Almost all of our senior management have been with the Company since its founding in 1997, and 14 of our 16 members of senior management have worked together managing healthcare companies for up to 20 years, either continuously or from time to time. In connection with the Transactions, our management and certain other shareholders contributed approximately $119.1 million and now own approximately 15.9% of our company. Certain members of management also purchased $5.8 million of the equity incentive units in Holdings.

      Diversified Portfolio of Assets with a Broad Range of Services. We own and operate facilities in four separate geographic markets, which diversifies our revenue base and reduces our exposure to any one market. Our hospitals offer general acute care services, including intensive care and coronary care units, radiology, orthopedic, oncology and outpatient services and, at certain hospitals selected tertiary care services, such as open heart surgery and level II and III neonatal intensive care. We utilize our individual facilities or a network of integrated facilities in the area to meet the specific local needs of our communities. We believe that our ability to leverage our network of facilities allows us to not only provide a broad range of services in a market, but also to provide them in an efficient and cost-effective manner.

Business Strategy

      The key elements of our business strategy include the following:

      Expand Services to Increase Revenues and Profitability. We will continue to invest in our facilities to expand the range and improve the quality of services provided based on our understanding of the needs of the communities we serve. Our local management teams work closely with patients, payers, physicians and other medical personnel to identify and prioritize the healthcare needs of individual communities. We intend to increase our revenues and profitability by expanding the range of services we offer at certain of our hospitals. We plan to:

•	expand emergency room and operating room capacity;

•	improve the convenience, quality and breadth of our outpatient services;

•	upgrade and expand high margin and high volume specialty services, including cardiology, oncology, neurosurgery, orthopedics, obstetrics and other women’s services;

•	update our medical equipment technology, including diagnostic and imaging equipment;

•	increase the availability of private rooms for our patients; and

•	continue evaluating the construction of new facilities in underserved areas of the community.

      To further these strategies, in May 2004, our board of directors approved major expansion projects at six of our existing hospitals in San Antonio and metropolitan Phoenix, for which we expect to expend approximately $336.0 million over the next five years.

      We believe that our disciplined expansion strategy will grow volumes, increase acuity mix, improve managed care pricing and enhance operating margins at our existing facilities, and at the same time reduce patient out-migration and satisfy unmet demand within our existing markets. We currently have expansion projects underway or in the planning stages at six of our facilities located in the high growth markets of San Antonio and metropolitan Phoenix.

      The following table illustrates our success in increasing volumes and revenues while improving our operating margins as a result of strategic and operational initiatives, investments in our acute care hospitals and expansion of services during the nine-month period ended September 30, 2004 compared to the same period in 2003.

	Nine Months Ended September 30,

	2003	2004	% Change

	(Dollars in millions)
Revenues	$1,215.2	$1,424.6	17.2%
Adjusted discharges-hospitals(a)	154,364	167,140	8.3%

(a)	See footnote (d) on page 25 of this prospectus for a definition of adjusted discharges-hospitals.

      Continue to Improve Quality. We have implemented and continue to implement various programs to improve the quality of care we provide. We have developed training programs for our staff and share information among our hospital management to implement best practices and assist in complying with regulatory requirements. Corporate support is provided to each hospital to assist with accreditation reviews. All hospitals conduct patient, physician, and staff satisfaction surveys to help identify methods of improving the quality of care. We have appointed licensed physicians in each of our markets to the position of chief medical officer charged with driving best practices and clinical quality to improve the level of satisfaction among physicians and patients and promote cost-efficient provision of care.

      We believe quality of care is becoming an increasingly important factor in governmental reimbursement. We continuously review patient care evaluations and maintain other quality assurance programs to support and monitor quality of care standards and to meet and exceed Medicare and Medicaid accreditation and regulatory requirements. Furthermore, as part of the Medicare Modernization Act, CMS identified three conditions, and 10 measures within those conditions, for which hospitals are encouraged to submit data in order to measure the quality of patient care. Those hospitals who submit quality data for these measures will be entitled to receive a full market basket update. To date we have submitted quality data reports within all three conditions at all of our hospitals to the CMS National Voluntary Hospital Reporting Initiative, and we have qualified for the maximum allowable reimbursement rate established by CMS for 2005. We expect to continue to participate in the CMS National Voluntary Hospital Reporting Initiative for the foreseeable future.

      Improve Operating Margins and Efficiency. We seek to position ourselves as a cost effective provider of healthcare services in each of our markets. We intend to generate operational efficiencies and improve operating margins by:

•	implementing more efficient care management, supply utilization and inventory management such as eliminating arrangements that have built in margins, including dietary, rehabilitation, housekeeping and plant maintenance;

•	improving our billing and collection processes;

•	capitalizing on purchasing efficiencies;

•	optimizing staffing and outsourcing arrangements; and

•	centralizing certain administrative and business office functions within a local market or at the corporate level.

      Recruit New Physicians and Maintain Strong Relationships with Existing Physicians. We recruit both primary and specialty physicians who can provide services that we believe are currently underserved and in demand in the communities we serve. In addition to providing strong local and regional management teams, we intend to sustain and strengthen our recruitment and retention initiatives by:

•	providing physicians with high quality facilities in which to practice;

•	providing a broad array of services within the integrated health network;

•	offering quality training programs;

•	providing remote access to clinical information; and

•	arranging for convenient medical office space adjacent to our facilities.

      Continue to Develop Favorable Managed Care Relationships. We plan to increase the number of patients at our facilities and improve our profitability by negotiating more favorable terms with managed care plans and by entering into contracts with additional managed care plans. We believe that we are attractive to managed care plans because of the geographic and demographic coverage of our facilities in their respective markets, the quality and breadth of our services and the expertise of our physicians. Further, we believe that as we increase our presence and improve our competitive position in our markets, particularly as we develop our networks of hospitals, we will be even better positioned to negotiate more favorable managed care contracts.

      Grow Through Selective Acquisitions. We will continue to pursue acquisitions and enter into partnerships or affiliations with other healthcare service providers which either expand our network and presence in our existing markets or allow us to enter new urban and suburban markets. We intend to selectively pursue acquisitions of networks of hospitals and other complementary facilities or single-well positioned facilities where we believe we can improve operating performance, profitability and increase market share. We believe that we will continue to have substantial acquisition opportunities as other healthcare providers choose to divest facilities and as independent hospitals, particularly not-for-profit hospitals, seek to capitalize on the benefits of becoming part of a larger hospital company.

Our Markets

San Antonio, Texas

      In the San Antonio market, as of September 30, 2004, we owned and operated 5 hospitals with a total of 1,495 licensed beds and related outpatient service locations complementary to the hospitals. We acquired these hospitals in January 2003 from the non-profit Baptist Health Services (formerly known as Baptist Health System) and continue to operate the hospitals as the Baptist Health System. The acquisition followed our strategy of acquiring a significant market share in a growing market, San Antonio, Texas. Our facilities primarily serve Bexar County which encompasses most of the metropolitan San Antonio area. The population in Bexar County increased by 17.5% between 1990 and 2000 and is expected to grow by 7.4% from 2003 to 2008. For the three months ended September 30, 2004 and the years ended June 30, 2003 and 2004, we generated approximately 32.0%, 18.4% and 30.2% of our revenues, respectively, in this market. In our acquisition agreement for the Baptist Health System we committed to expend not less than $200.0 million in capital expenditures in respect of the acquired businesses in the San Antonio metropolitan area in the first six years of our ownership, with $75.0 million of such expenditures being required in the first two years. As of September 30, 2004, we had met approximately $101.1 million of this capital commitment.

Metropolitan Phoenix, Arizona

      In the Phoenix market, as of September 30, 2004, we owned and operated 6 hospitals with a total of 980 licensed beds and related outpatient service locations complementary to the hospitals and a prepaid Medicaid managed health plan. Phoenix is the sixth largest city in the U.S. and has been one of the fastest growing major metropolitan areas in recent years. Our facilities primarily serve Maricopa County, which encompasses most of the metropolitan Phoenix area. In 2000, Maricopa County had a population of 3.1 million, representing a 44.8% increase from 1990. The population in Maricopa County is projected to grow by 14.0% between 2003 and 2008, which is more than three times the national average of 4.3% projected by the U.S. Census Bureau. For the three months ended September 30, 2004 and the years ended June 30, 2003 and 2004, exclusive of the Phoenix Health Plan, we generated approximately 25.8%, 28.7% and 23.8% of our revenues, respectively, in this market. Four of our hospitals in this market were formerly not-for-profit hospitals. We believe that payers will choose to contract with us in order to give their enrollees a comprehensive choice of providers in the western and northeastern Phoenix areas. There have been recent improvements in payer rates generally and the substantial increase in Medicaid eligibility for low income patients provided by Proposition 204, which expanded Medicaid coverage to approximately 400,000 additional individuals in Arizona since January 1, 2001. We believe our network strategy will position us to negotiate rate increases with managed care payers and to develop our six hospitals into a network providing a comprehensive range of integrated services, from primary care to tertiary hospital services, to payers and their patients. In addition, our ownership of the Phoenix Health Plan will allow us to enroll eligible patients, who would not otherwise be able to pay for their expenses at local hospitals, into our health plan or into other state-approved plans. See “— Phoenix Health Plan and MacNeal Health Providers — Proposition 204.”

Metropolitan Chicago, Illinois

      In the Chicago metropolitan area, as of September 30, 2004, we owned and operated 2 hospitals with 784 licensed beds, and related outpatient service locations complementary to the hospitals. These hospitals, MacNeal Hospital and Weiss Hospital, are located in areas serving relatively well-insured populations. Weiss Hospital is operated by us in a consolidated joint venture corporation in which we own 80.1% and the University of Chicago Hospitals owns 19.9% of the equity interests. For the three months ended September 30, 2004 and the year ended June 30, 2004, only 2.5% and 2.0%, respectively, of MacNeal Hospital’s gross patient revenues and 5.1% and 4.4%, respectively, of Weiss Hospital’s gross patient revenues were generated from self-pay patients. For the three months ended September 30, 2004 and the years ended June 30, 2003 and 2004, we generated approximately 19.1%, 27.8% and 22.0%, respectively, of our revenues in this market.

      We chose MacNeal and Weiss Hospitals, both former not-for-profit facilities, as our first two entries into the largely not-for-profit metropolitan Chicago area. Both MacNeal and Weiss Hospitals are large, well-equipped, university-affiliated hospitals with strong reputations and medical staffs. We believe we have captured a large share of the market for patients in MacNeal Hospital’s immediate surrounding area, which encompasses the towns of Berwyn and Cicero, Illinois. We also have increased our market share at MacNeal Hospital by obtaining a Certificate of Need for and opening an open heart surgery program at the hospital. As a result, we now offer tertiary services that patients would otherwise have to travel outside the local community to receive. We have also established a fully-integrated healthcare system at MacNeal and Weiss Hospitals by operating free-standing primary care and occupational medicine centers and a large commercial laboratory and by employing over 75 physicians on our medical staffs there, including more than 40 primary care physicians. Our network of 22 primary care and occupational medicine centers allows us to draw patients to MacNeal and Weiss Hospital from around the metropolitan Chicago area. These hospitals also enjoy the distinction of being two of the few community hospitals in which the prestigious University of Chicago Medical School has placed its medical students and residents. Currently, MacNeal Hospital participates in the University of Chicago’s residency programs in internal medicine, general surgery, obstetrics/gynecology and psychiatry and Weiss Hospital participates in the University of Chicago’s residency program in surgery. In addition, MacNeal Hospital runs a successful free-standing program in family practice, one of the oldest such programs in the state of Illinois, and Weiss Hospital also runs a successful free-standing residency program in internal medicine. Our medical education programs help us to attract quality physicians to both the hospital and our network of primary care and occupational medicine centers.

Orange County, California

      In the Orange County market, as of September 30, 2004, we owned and operated 3 hospitals with a total of 491 licensed beds and related outpatient service locations complementary to the hospitals. Orange County is one of the most economically vibrant regions in the U.S. in terms of income levels and job growth. In 2000, Orange County had a population of 2.8 million, representing an 18.1% increase from 1990. The population in our service areas in Orange County is projected to grow by 7.1% between 2003 and 2008, which also exceeds the national average of 4.3%. For the three months ended September 30, 2004, and the years ended June 30, 2003 and 2004, we generated approximately 9.0%, 11.6% and 9.9% of our revenues, respectively, in this market.

      Our Orange County healthcare facilities are well-equipped and well-established in their respective communities, and together they provide a full-range of healthcare services to their payers and patients. Managed care relationships in Orange County are driven to a significant extent by a hospital’s relationships with physician independent practice associations. Our senior management has significant experience operating hospitals in the Orange County market and strong relationships with physician independent practice associations from their previous employment with other hospital management companies. As a result, we are leveraging their experience and relationships to grow our market presence. In addition, we are experiencing revenue growth by providing competitive pricing while at the same time enjoying locally the benefits of the national trend of increased payer prices.

Our Facilities

      We owned and operated 16 acute care hospitals as of September 30, 2004. The following table contains information concerning our hospitals:

		Licensed
Hospital	City	Beds	Date Acquired

Texas
Baptist Medical Center	San Antonio	612	January 1, 2003
Northeast Baptist Hospital	San Antonio	291	January 1, 2003
North Central Baptist Hospital	San Antonio	126	January 1, 2003
Southeast Baptist Hospital	San Antonio	175	January 1, 2003
St. Luke’s Baptist Hospital	San Antonio	291	January 1, 2003
Arizona
Maryvale Hospital	Phoenix	232	June 1, 1998
Arrowhead Community Hospital	Glendale	115	June 1, 2000
Phoenix Baptist Hospital	Phoenix	236	June 1, 2000
Phoenix Memorial Hospital(1)	Phoenix	160	May 1, 2001
Paradise Valley Hospital	Phoenix	163	November 1, 2001
West Valley Hospital(2)	Goodyear	74	September 4, 2003
Illinois
MacNeal Hospital	Berwyn	427	February 1, 2000
Louis A. Weiss Memorial Hospital(3)	Chicago	357	June 1, 2002
California
Huntington Beach Hospital	Huntington Beach	131	September 1, 1999
West Anaheim Medical Center	Anaheim	219	September 1, 1999
La Palma Intercommunity Hospital(4)	La Palma	141	April 1, 2000

Total Licensed Beds		3,750

(1)	This hospital is operated by us in a limited liability company in which we own 60% of the equity interests and MedPro, a multi-specialty physician group, owns 40% of the equity interests.

(2)	This hospital was constructed, not acquired.

(3)	This hospital is operated by us in a consolidated joint venture corporation in which we own 80.1% of the equity interests and the University of Chicago Hospitals owns 19.9% of the equity interests.

(4)	The hospital is operated by us in a limited partnership in which we own approximately 94.4% of the equity interests and a group of physician investors owns the remaining 5.6% of the equity interests.

      In addition to the hospitals listed in the table above, as of September 30, 2004, we owned certain outpatient service locations complementary to our hospitals. We also own and operate medical office buildings in conjunction with our hospitals, some of which are joint ventures, which are primarily occupied by physicians practicing at our hospitals. Our headquarters are located in approximately 40,500 square feet of leased space in one office building in Nashville, Tennessee.

      Our hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs.

      In certain circumstances involving the purchase of a not-for-profit hospital, we have agreed and in the future may agree to certain limitations on our ability to sell those facilities. In particular, when we acquired Phoenix Baptist Hospital and Medical Center and Arrowhead Community Hospital and Medical Center in June 2000, we agreed not to sell either hospital for five years after closing and granted to a foundation affiliated with the seller for 10 years after closing a right of first refusal to purchase either hospital if we agreed to sell it to a third party, at the same price on which we agreed to sell that hospital to the third party. In addition, upon the purchase of the BHS hospitals, we agreed not to sell the hospitals for seven years without the consent of the seller.

Major Expansion Projects

      In May 2004, our board of directors approved major expansion projects at six of our existing hospitals in San Antonio and metropolitan Phoenix. We estimate that these projects will cost approximately $336.0 million in capital expenditures during the next five years, with approximately 90% of this amount expected to be spent over the next three years.

      The following table summarizes these major expansion projects as of the date of this prospectus.

	Estimated		Approximate	Additional		Additional
	Construction Period		Additional	Emergency	Additional	Labor &
			Licensed Bed	Room	Operating	Delivery
Hospital	Begin	Open	Capacity	Positions	Rooms	Rooms

Phoenix
Arrowhead Community Hospital	Q1 FY 05	Q3 FY 06	100	✓	✓	(1)
Paradise Valley Hospital	Q1 FY 06	Q2 FY 07	40	(2)	✓	✓
West Valley Hospital	Q3 FY 05	Q3 FY 06	44	✓	✓	(1)(3)
San Antonio
North Central Baptist Hospital	Q4 FY 04	Q1 FY 07	110	✓	✓	✓
Northeast Baptist Hospital	Q4 FY 04	Q3 FY 06	33 (4)	✓	✓	✓
Southeast Baptist Hospital	Q1 FY 06	Q2 FY 07	(5)	✓	(6)	✓

(1)	Will increase post partum capacity to better utilize labor, delivery and recovery suites.

(2)	An expanded emergency room was opened in July 2004, expanding capacity from 16 to 28 bays.

(3)	Contingent on hospital’s compliance with terms of settlement agreement with ADHS.

(4)	In addition to increasing the number of licensed beds by 33, the expansion project will allow for the utilization of an additional 67 previously licensed beds.

(5)	Project scope has not been finalized, but available bed capacity will be increased.

(6)	Expanded operating room capacity will be part of Phase II of this project to begin in 2009.

Arrowhead Community Hospital

      Arrowhead Community Hospital is a capacity-constrained facility with a service area that we believe is marked by significant population growth. The expansion project at this facility, expected to begin in the first quarter of fiscal 2005 and fully constructed by the third quarter of fiscal 2006, consists of relocating and expanding the intensive care unit (ICU) to be close to the emergency room and operating rooms. In addition, the project will expand operating room capacity, emergency room capacity, medical/surgical bed capacity, post partum capacity and allow for increased clinical complexity at the facility.

Paradise Valley Hospital

      Paradise Valley Hospital currently has capacity constraints in its labor/delivery rooms, operating rooms and ICU. This facility is located in an area that we believe has relatively high population growth and favorable demographics. In addition, recently completed highway construction improves access to this facility. This expansion project, expected to begin in the first quarter of fiscal 2006 and to be completed in the second quarter of fiscal 2007, adds significant capacity in operating room suites, critical care (ICU) and obstetrics. This project will also allow for a conversion to a largely private room model from a predominately semi-private model, with the flexibility to add an additional 40 beds as needed. In addition, the expansion will enable the hospital to add more complex clinical programs, such as interventional cardiology, to its service mix. This hospital completed a major expansion of the emergency room in July 2004 and also is in the process of expanding the radiology suite in a separate project.

West Valley Hospital

      This project at West Valley Hospital, a facility first opened in September 2003, is expected to be commenced in the third quarter of fiscal 2005 and to be completed in the third quarter of fiscal 2006. This expansion project will add capacity in the number of medical/surgical beds and ICU, and provide the facility with the ability to offer a wider range of clinical services, including interventional cardiology.

North Central Baptist Hospital

      North Central Baptist Hospital is located in an area of San Antonio that we believe has relatively high population growth and favorable demographics. Several areas of the facility, the emergency room, medical/surgical capacity, telemetry, obstetrics, and critical care beds, are currently at functional capacity. We commenced this expansion project during the fourth quarter of fiscal 2004 and it is expected to be fully completed in the first quarter of fiscal 2007. This project consists of:

•	expanding obstetrics;

•	adding medical/surgical and critical care beds;

•	expanding emergency room capacity, including a separate pediatric and adult emergency room; and

•	adding new clinical services, including high risk prenatal services, invasive cardiology, pediatric neurosurgery and other subspecialties along with appropriate operating room expansions.

Northeast Baptist Hospital

      This project at Northeast Baptist Hospital has the goal of improving the layout of the facility as well as adding capacity. The project will add medical/surgical beds, ICU beds, emergency room positions, obstetrics, one operating room and a new cardiology center. Construction began on this project late in the fourth quarter of fiscal 2004 and is expected to be complete in the third quarter of fiscal 2006. This expansion project is expected to result in more private room capacity, and to help reduce or eliminate capacity issues in the emergency room, obstetrics and the ICU.

Southeast Baptist Hospital

      Southeast Baptist Hospital’s emergency room is currently at capacity. This project is in the early planning stages, and is expected to be commenced in the first quarter of fiscal 2006 and to be completed in the second quarter of fiscal 2007. At a minimum, this project will include a new power plant, a new women’s center, and a new emergency room, along with renovation of portions of the existing facility.

Hospital Operations

      Our hospitals typically provide the full range of services commonly available in acute care hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics, obstetrics, diagnostic and emergency services, as well as select tertiary services such as open-heart surgery and level II and III neonatal intensive care. Our hospitals also generally provide outpatient and ancillary healthcare services such as outpatient surgery, laboratory, radiology, respiratory therapy and physical therapy. We also provide outpatient services at our ambulatory surgery centers. Certain of our hospitals have a limited number of psychiatric, skilled nursing and rehabilitation beds.

      Our senior management team has extensive experience in operating multi-facility hospital networks and focuses on strategic planning for our facilities. A hospital’s local management team is generally comprised of a chief executive officer, chief financial officer and chief nursing officer. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth revenue growth strategies through the expansion of offered services and the recruitment of physicians in each community, as well as plans to improve operating efficiencies and reduce costs. We believe that the ability of each local management team to identify and meet the needs of our patients, medical staffs and the community as a whole is critical to the success of our hospitals. We base the compensation for each local management team in part on its ability to achieve the goals set forth in the annual operating plan.

      Boards of trustees at each hospital, consisting of local community leaders, members of the medical staff and the hospital administrator, advise the local management teams. Members of each board of trustees are identified and recommended by our local management teams and serve three-year staggered terms. The boards of trustees establish policies concerning medical, professional and ethical practices, monitor these practices and ensure that they conform to our high standards. We maintain company-wide compliance and quality assurance programs and use patient care evaluations and other assessment methods to support and monitor quality of care standards and to meet accreditation and regulatory requirements.

      We believe that the most important factors affecting the utilization of a hospital are the quality and market position of the hospital and the number, quality and specialties of physicians and medical staff caring for patients at the facility. Overall, we believe that the attractiveness of a hospital to patients, physicians and payers depends on its breadth of services, level of technology and emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include local demographics and population growth, local economic conditions and managed care market penetration.

      The following table sets forth certain operating statistics for hospitals owned by us for the periods indicated. Acute care hospital operations are subject to certain fluctuations due to seasonal cycles of illness and weather, including increased patient utilization during the cold weather months and decreases during holiday periods.

						Three Months Ended
	Year Ended June 30,					September 30,

	2000	2001	2002	2003	2004	2003	2004

Number of hospitals at end of period	7	8	10	15	16	16	16
Number of licensed beds at end of period(a)	1,481	1,676	2,207	3,666	3,784	3,727	3,750
Discharges(b)	31,885	65,175	75,364	114,327	147,600	35,709	37,986
Adjusted discharges-hospitals(c)	48,689	98,907	111,692	167,166	216,333	52,026	56,965
Average length of stay (days)(d)	4.1	4.1	4.1	4.2	4.2	4.2	4.1
Average daily census(e)	701.4	728.8	837.0	1,309.0	1,693.0	1,625.0	1,694.0
Occupancy rate(f)	46.1%	48.1%	46.1%	44.9%	45.0%	44.1%	45.3%
Member lives(g)	55,700	107,400	122,500	130,700	142,200	136,700	147,000

(a)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(b)	Represents the total number of patients discharged (in the facility for a period in excess of 23 hours) from our hospitals and is used by management and certain investors as a general measure of inpatient volume.

(c)	Adjusted discharges-hospitals is used by management and certain investors as a general measure of combined inpatient and outpatient volume and is computed by multiplying discharges by the sum of gross hospital inpatient and outpatient revenues and then dividing the result by gross hospital inpatient revenues. This computation enables management to assess hospital volume by a combined measure of inpatient and outpatient volume.

(d)	Average length of stay represents the average number of days admitted patients stay in our hospitals.

(e)	Average daily census represents the average number of patients in our hospitals each day during our ownership.

(f)	Occupancy rate represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of utilization of inpatient rooms.

(g)	Member lives represents the total number of enrollees in our Arizona prepaid managed health plan and our Chicago capitated health plan as of the end of the respective period.

      The healthcare industry has experienced a general shift during the past few years from inpatient services to outpatient services as Medicare, Medicaid and managed care payers have sought to reduce costs by shifting lower-acuity cases to an outpatient setting. Advances in medical equipment technology and pharmacology have supported the shift to outpatient utilization, which has resulted in an increase in the acuity of inpatient admissions. However, recent trends seem to indicate that inpatient admissions are starting to recover and will continue to increase as the baby boomer population reaches ages where inpatient admissions become more prevalent. We have responded to the shift to outpatient services through our ambulatory surgery centers in Orange County, California, our interests in surgery centers and diagnostic imaging centers in San Antonio, Texas, our outpatient diagnostic imaging centers in metropolitan Phoenix, Arizona and our network of primary care and occupational medicine centers in metropolitan Chicago, Illinois, along with continued expansion of emergency and outpatient services at our acute hospitals. In addition, we plan to open an ambulatory surgery center in San Antonio within the next two years. We have the resources in place or are in the process of procuring the resources, including quality physicians and nursing staff and technologically advanced equipment, to support our comprehensive service offerings to capture inpatient volume from the baby boomers and have focused on core services including cardiology, neurology, oncology and orthopedics. We have also opened sub-acute units such as rehabilitation and psychiatric services, where appropriate, to meet the needs of our patients while increasing volume and increasing care management efficiencies.

Phoenix Health Plan and MacNeal Health Providers

      Phoenix Health Plan is a prepaid Medicaid managed health plan that serves Maricopa, Pinal and Gila counties in the Phoenix, Arizona area. We acquired Phoenix Health Plan in connection with the acquisition of Phoenix Memorial Hospital, effective May 1, 2001. This acquisition enables us to enroll patients in our hospitals into Phoenix Health Plan or other AHCCCS plans who otherwise would not be able to pay for their hospital expenses. In addition, we believe we will also increase the availability of medically necessary services to such patients at our hospitals. We believe the volume of patients generated through the health plan will help attract quality physicians to our hospitals.

      For the three months ended September 30, 2004 and the year ended June 30, 2004, we derived approximately $68.8 million and $250.6 million of our revenues, respectively, from Phoenix Health Plan. Phoenix Health Plan had approximately 98,000 enrollees as of September 30, 2004, and derives substantially all of its revenues through a contract with AHCCCS, which is Arizona’s state Medicaid program. The contract requires Phoenix Health Plan to arrange for healthcare services for enrolled Medicaid patients in exchange for fixed periodic payments and supplemental payments from AHCCCS. Phoenix Health Plan subcontracts with physicians, hospitals and other healthcare providers to provide services to its enrollees. These services are provided regardless of the actual costs incurred to provide these services. We receive reinsurance and other supplemental payments from AHCCCS to cover certain costs of healthcare services that exceed certain thresholds.

      As part of its contract with AHCCCS, Phoenix Health Plan is required to maintain a performance guarantee in the amount of $18.0 million. As of October 1, 2004, the Company maintained this performance guarantee in the form of surety bonds totaling $18.0 million with independent third party insurers that expire on October 1, 2005. We were also required to arrange for $5.3 million in letters of credit to collateralize our $18.0 million in surety bonds with the third party insurers. The amount of the performance guaranty that AHCCCS requires is based upon the membership in the health plan and the related capitation amounts paid to us. We currently do not expect a material increase in the amount of the performance guaranty during the next fiscal year.

      Our current contract with AHCCCS commenced on October 1, 2003, and ends on September 30, 2006. AHCCCS has an option to renew this contract for two additional one-year periods.

      The operations of MacNeal Health Providers are somewhat integrated with our MacNeal Hospital in Berwyn, Illinois. For the three months ended September 30, 2004, and the year ended June 30, 2004, we derived approximately $10.6 million and $43.3 million of our revenues, respectively, from MacNeal Health Providers. Substantially all of the revenues of MacNeal Health Providers arose from its contracts with health maintenance organizations from whom it took assignment of capitated member lives. As of September 30, 2004, MacNeal Health Providers had three contracts in effect covering approximately 49,000 capitated member lives. Such capitation is limited to physician services and outpatient ancillary services and does not cover inpatient hospital services. We try to utilize MacNeal Hospital and its medical staff as much as possible for the physician and outpatient ancillary services that are required by such capitation arrangements. Revenues of MacNeal Health Providers could decrease significantly if the health maintenance organizations in the metropolitan Chicago area move away from assigning capitated-member lives to health plans like MacNeal Health Providers and enter into direct fee-for-service arrangements with healthcare providers.

Proposition 204

      Proposition 204 was passed by Arizona voters in November 2000 and requires that tobacco settlement funds be used to increase the AHCCCS eligibility income limits for full acute care medical coverage to 100% of the federal poverty level. Arizona’s share of such settlement funds has been estimated by the State to be $3.2 billion. Prior to Proposition 204, AHCCCS coverage generally excluded those persons earning more than 34% of the federal poverty level, but as of October 1, 2001, coverage was expanded to 100% of the federal poverty level in most cases. Since January 1, 2001, approximately 400,000 members have been enrolled in AHCCCS health plans primarily due to Proposition 204. The federal poverty level is a federal standard that changes each year in April. Usually, it is adjusted upward by a small percentage. As of June 30, 2004, the federal poverty level for a single individual was $9,310 of income per year. As we expected, the effect of Proposition 204 has been to increase enrollment in the Phoenix Health Plan by our share of the new enrollees, with a corresponding increase in the health plan’s revenues. In addition, our hospitals in the Phoenix market are now serving more low-income patients who are covered by AHCCCS. This has increased paid admissions with a governmental payer which provides reimbursement for hospital services.

Sources of Revenues

      We receive payment for patient services from:

•	the federal government, primarily under the Medicare program;

•	state Medicaid programs; and

•	health maintenance organizations, preferred provider organizations, other private insurers and individual patients.

      The table below presents the approximate percentage of net patient revenues we received from the following sources for the periods indicated:

				Three Months
				Ended
	Year Ended June 30,			September 30,

Patient Revenues by Payer Source	2002	2003	2004	2003	2004

Medicare	25%	31%	31%	30%	30%
Medicaid	6	7	7	8	7
Managed care plans(1)	46	45	44	45	45
Self-pay	12	11	12	12	13
Commercial	11	6	6	5	5

Total	100%	100%	100%	100%	100%

(1)	Revenues under managed Medicare, managed Medicaid and other governmental managed plans in addition to commercial managed care plans are included in the managed care plans category.

      Most of our hospitals offer discounts from established charges to private managed care plans if they are large group purchasers of healthcare services. These discount programs limit our ability to increase charges in response to increasing costs. Patients generally are not responsible for any difference between established hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, health maintenance organizations or preferred provider organizations, but are generally responsible for exclusions, deductibles and co-insurance features of their coverages. Due to rising healthcare costs, many payers have increased the number of excluded services and the levels of deductibles and co insurance resulting in a higher portion of the contracted rate due from the individual patients. Collecting amounts due from individual patients is typically more difficult than collecting from governmental or private managed care plans.

      Certain other hospital companies have recently proposed policies to provide discounts from gross charges to certain patients without qualifying insurance who would not qualify for charity care under historical charity care policies. CMS has indicated that it is aware of no regulations or guidelines preventing implementation of such policies. We recently adopted similar policies to expand our current charity care and self-pay discount policies. Our new policies could result in decreased revenues with a somewhat lesser offsetting impact to the provision for doubtful accounts.

Competition

      The hospital industry is highly competitive. We currently face competition from established, not-for-profit healthcare companies, investor-owned hospital companies, large tertiary care centers, specialty hospitals and outpatient service providers. In the future, we expect to encounter increased competition from companies, like ours, that consolidate hospitals and healthcare companies in specific geographic markets. Continued consolidation in the healthcare industry will be a leading factor contributing to increased competition in our current markets and markets we may enter in the future. Due to the shift to outpatient care and more stringent payer-imposed pre-authorization requirements during the past few years, most hospitals have significant unused capacity resulting in increased competition for patients. Many of our competitors are larger than us and have more financial resources available than we do. Other not-for-profit competitors have endowment and charitable contribution resources available to them and can purchase equipment and other assets on a tax-free basis.

      One of the most important factors in the competitive position of a hospital is its location, including its geographic coverage and access to patients. A location convenient to a large population of potential patients or a wide geographic coverage area through hospital networks can make a hospital significantly more competitive. Another important factor is the scope and quality of services a hospital offers, whether at a single facility or a network of facilities, compared to the services offered by its competitors. A hospital or network of hospitals that offers a broad range of services and has a strong local market presence is more likely to obtain favorable managed care contracts. We intend to evaluate changing circumstances in the geographic areas in which we operate on an ongoing basis to ensure that we offer the services and have the access to patients necessary to compete in these managed care markets and, as appropriate, to form our own, or join with others to form, local hospital networks.

      A hospital’s competitive position also depends in large measure on the quality and scope of the practices of physicians associated with the hospital. Physicians refer patients to a hospital primarily on the basis of the quality and scope of services provided by the hospital, the quality of the medical staff and employees affiliated with the hospital, the hospital’s location and the quality and age of the hospital’s equipment and physical plant. Although physicians may terminate their affiliation with our hospitals, we seek to retain physicians of varied specialties on our medical staffs and to recruit other qualified physicians by maintaining and improving our level of care and providing quality facilities, equipment, employees and services for physicians and their patients.

      Another major factor in the competitive position of a hospital is the ability of its management to obtain contracts with managed care plans and other group payers. The importance of obtaining managed care contracts has increased in recent years and is expected to continue to increase as private and government payers and others increasingly turn to managed care organizations to help control rising healthcare costs. Our markets have experienced significant managed care penetration. The revenue and operating results of our hospitals are significantly affected by our hospitals’ ability to negotiate favorable contracts with managed care plans. Health maintenance organizations and preferred provider organizations use managed care contracts to encourage patients to use certain hospitals in exchange for discounts from the hospitals’ established charges. Traditional health insurers and large employers also are interested in containing costs through similar contracts with hospitals.

      The hospital industry and our hospitals continue to have significant unused capacity. Inpatient utilization, average lengths of stay and average occupancy rates have historically been negatively affected by payer-required pre-admission authorization, utilization review and payer pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Admissions constraints, payer pressures and increased competition are expected to continue. We endeavor to meet these challenges by expanding many of our facilities to include outpatient centers, offering discounts to private payer groups, upgrading facilities and equipment and offering new or expanded programs and services.

      A number of other factors affect our competitive position, including:

•	our reputation;

•	the amounts we charge for our services;

•	parking availability or access to public transportation; and

•	the restrictions of state Certificate of Need laws.

Employees and Medical Staff

      As of September 30, 2004, we had approximately 14,300 employees, including approximately 4,100 part-time employees. None of our employees is subject to collective bargaining agreements, and we consider our employee relations to be good. While some of our hospitals experience union organizing activity from time to time, we do not expect these efforts to materially affect our future operations. Our hospitals, like most hospitals, have experienced labor costs rising faster than the general inflation rate.

      In the industry as a whole, and in our markets, there is currently a shortage of nurses and other medical support personnel. To address the nursing shortage, we have implemented comprehensive recruiting and retention plans for nurses that focus on competitive salaries and benefits as well as employee satisfaction, best practices, tuition assistance, effective training and career development programs and workplace environment. As part of this initiative, we have expanded our relationships with colleges, universities and other medical institutions in our markets and will also recruit nurses from abroad. We anticipate that demand for nurses will continue to exceed supply especially as the baby boomer population reaches the ages where inpatient stays become more frequent. However, we expect our initiatives to help stabilize our nursing resources over time.

      Our hospitals grant staff privileges to licensed physicians who may serve on the medical staffs of multiple hospitals, including hospitals not owned by us. A physician who is not an employee can terminate his or her affiliation with our hospital at any time. Although we employ a limited number of physicians, a physician does not have to be an employee of ours to be a member of the medical staff of one of our hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission to the staff must be approved by each hospital’s medical staff and board of trustees in accordance with established credentialing criteria.

Compliance Program

      We voluntarily maintain a company-wide compliance program designed to ensure that we maintain high standards of ethics and conduct in the operation of our business and implement policies and procedures so that all our employees act in compliance with all applicable laws, regulations and company policies. The organizational structure of our compliance program includes oversight by our board of directors and a high-level corporate management compliance committee. The board of directors and compliance committee are responsible for ensuring that the compliance program meets its stated goals and remains up-to-date to address the current regulatory environment and other issues affecting the healthcare industry. Our Senior Vice President of Compliance and Ethics reports jointly to our Chairman and Chief Executive Officer and to our board of directors, serves as Chief Compliance Officer and is charged with direct responsibility for the day-to-day management of our compliance program. Other features of our compliance program include initial and periodic ethics and compliance training and effectiveness reviews, a toll-free hotline for employees to report, without fear of retaliation, any suspected legal or ethical violations, annual “fraud and abuse” audits to look at all of our payments to physicians and other referral sources and annual “coding audits” to make sure our hospitals bill the proper service codes in respect of obtaining payment from the Medicare and Medicaid programs.

      A recent focus of our compliance program is the interpretation and implementation of the new standards set forth by the Health Insurance Portability and Accountability Act (“HIPAA”) for privacy and security. To facilitate reporting of potential HIPAA compliance concerns by patients, family or employees, we have established a second toll-free hotline dedicated to HIPAA and other privacy matters and placed it in service in April 2003. Corporate HIPAA compliance staff monitors all reports to the privacy hotline and each phone call is responded to appropriately. Ongoing HIPAA compliance also includes self-monitoring of HIPAA policy and procedure implementation by each of our healthcare facilities and corporate compliance oversight.

Our Information Systems

      We believe that our information systems must cost-effectively meet the needs of our hospital management, medical staff and nurses in the following areas of our business operations:

•	patient accounting, including billing and collection of revenues;

•	accounting, financial reporting and payroll;

•	coding and compliance;

•	laboratory, radiology and pharmacy systems;

•	medical records and document storage;

•	materials and asset management; and

•	negotiating, pricing and administering our managed care contracts.

      Although we map the information systems from each of our hospitals to one centralized database, we do not automatically standardize our information systems among all of our hospitals. We carefully review existing systems at the hospitals we acquire and, if a particular information system is unable to cost-effectively meet the operational needs of the hospital, we will convert or upgrade the information system at that hospital to one of several standardized information systems that can cost-effectively meet these needs.

Insurance

      As is typical in the healthcare industry, we are subject to claims and legal actions by patients and others in the ordinary course of business. Through May 31, 2002, we maintained third-party insurance coverage on a claims-made basis for individual malpractice claims exceeding $1.0 million and annual aggregate claims exceeding $13.6 million. Due to pricing pressures and the limited availability of carriers willing to underwrite professional and general liability coverage, we were unable to renew our previous policy with favorable terms upon its expiration on May 31, 2002. Effective June 1, 2002, we established a wholly owned captive subsidiary to insure our professional and general liability risks at a $10.0 million retention level. We maintain excess coverage from independent third-party carriers for individual claims exceeding $10.0 million per occurrence up to $75.0 million in the aggregate. The captive subsidiary intends to fund claims costs from proceeds of premium payments received from us.

      The current industry environment appears to indicate an increase in the quantity and severity of malpractice claims. However, some states, including Texas, have recently passed tort reform legislation or are considering such legislation to place limits on non-economic damages. Absent significant additional legislation to curb the size of malpractice judgments in the other states, we expect our recent trend of increased insurance costs to continue for the foreseeable future.

Legal Proceedings

      We are subject to claims and lawsuits arising in the ordinary course of business, including potential claims related to care and treatment provided at our hospitals and our complementary outpatient services facilities. Although the results of these claims and lawsuits cannot be predicted with certainty, we believe that the ultimate resolution of these claims and lawsuits will not have a material adverse effect on our business, financial condition or results of operations.

REIMBURSEMENT

Medicare Overview

      Medicare is a federal program that provides hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. All of our hospitals are certified as providers of Medicare services. Under the Medicare program, acute care hospitals receive reimbursement under a prospective payment system for inpatient and outpatient hospital services. Currently, certain types of facilities are exempt from the prospective payment system methodology, including psychiatric hospitals and specially designated units, children’s hospitals and cancer hospitals. Hospitals and units exempt from the prospective payment system are reimbursed on a reasonable cost-based system, subject to cost limits. CMS has recently proposed rules to implement a prospective payment system for psychiatric hospitals and units. The proposed rule is expected to be finalized during 2006. We currently operate nine specially designated psychiatric units that will be subject to these rules, when finalized and implemented.

      Under the inpatient prospective payment system, a hospital receives a fixed payment based on the patient’s assigned diagnosis related group. The diagnosis related group classifies categories of illnesses according to the estimated intensity of hospital resources necessary to furnish care for each principal diagnosis. The diagnosis related group rates for acute care hospitals are based upon a statistically normal distribution of severity. When treatments for patients fall well outside the normal distribution, providers may receive additional payments known as outlier payments. The diagnosis related group payments do not consider a specific hospital’s actual costs but are adjusted for geographic area wage differentials. Inpatient capital costs for acute care hospitals are reimbursed on a prospective system based on diagnosis related group weights multiplied by geographically adjusted federal weights. In the Medicare Modernization Act, Congress equalized the diagnosis related group payment rate for urban and rural hospitals at the large urban rate for all hospitals for discharges on or after April 1, 2003.

      The diagnosis related group rates are adjusted each federal fiscal year and have been affected by federal legislation. The index used to adjust the diagnosis related group rates, known as the “market basket index,” gives consideration to the inflation experienced by hospitals and entities outside of the healthcare industry in purchasing goods and services. However, for several years the percentage increases to the diagnosis related group rates have been lower than the percentage increases in the costs of goods and services purchased by hospitals. Under the Medicare, Medicaid, and SCHIP Benefit Improvement and Protection Act of 2000, the diagnosis related group rate increased in the amount of the market basket minus 0.55% for federal fiscal year 2002, the market basket minus 0.55% for federal fiscal year 2003, and the market basket for federal fiscal year 2004. Further, the Medicare Modernization Act provides for diagnosis related group rate increases for federal fiscal years 2005, 2006 and 2007 at the full market basket, if the facility submits data for 10 patient care indicators to the Secretary of Health and Human Services. We currently have the ability to monitor our compliance with the quality indicators and have submitted the quality data required to receive the full market basket pricing update during federal fiscal year 2005. Those hospitals not submitting data on the quality indicators will receive an increase equal to the market basket rate minus 0.40%. Consistent with this law, CMS issued a final rule on August 11, 2004 that increases the hospital diagnosis related group payment rates by the full market basket of 3.30% for fiscal year 2005 for those hospitals submitting data on the 10 quality indicators. Our hospitals have met all of the quality requirements necessary to receive the full market basket increase of 3.30%. The rule will increase payment by 2.90% for those hospitals not submitting the required data. Based on the historical adjustments to the market baskets, future legislation may decrease the future rate of increase for diagnosis related group payments, but we are unable to predict the amount of the reduction.

      On June 9, 2003, CMS published a final rule modifying the methodology for determining Medicare outlier payments in order to ensure that only the highest cost cases are entitled to receive additional payments under the inpatient prospective payment system. For discharges occurring on or after October 1, 2003, outlier payments are based on either a provider’s most recent tentatively settled cost report or the most recent settled cost report, whichever is from the latest cost reporting period. Previously, outlier payments had been based on the most recent settled cost report, resulting in excessive outlier payments for some hospitals. The final rule requires, in most cases, the use of hospital-specific cost to charge ratios instead of a statewide ratio. Further, outlier payments may be adjusted retroactively to recoup any past outlier overpayments plus interest or to return any underpayments plus interest. We believe that these changes to the outlier payment methodology will not have a material adverse effect on our business, financial position or results of operations.

      Outpatient services traditionally have been paid at the lower of established charges or on a reasonable cost basis. On August 1, 2000, CMS began reimbursing hospital outpatient services and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage on a prospective payment system basis. CMS will continue to use existing fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services and nonimplantable orthotics and prosthetics. Freestanding surgery centers are reimbursed on a fee schedule.

      All services paid under the prospective payment system for hospital outpatient services are classified into groups called ambulatory payment classifications (“APCs”). Services in each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. The fee schedule for the outpatient prospective payment system was updated by a conversion factor equal to the market basket index for the calendar year 2001, by the market basket index minus 1.0% for the calendar year 2002 and by the market index of 3.5% for the calendar year 2003. CMS has published a final rule increasing the conversion factor for calendar year 2004 by approximately 4.6%, resulting in an average increase for all Medicare-participating hospitals of 4.5%. In November 2004, CMS finalized a rate increase of 3.3% for calendar year 2005. We anticipate that future legislation may decrease the future rate of increase for APC payments, but we are unable to predict the amount of the reduction.

      Under the outpatient prospective payment system, hospitals may receive additional amounts known as “pass-through payments” for using new technology, but the total amount of pass-through payments in a calendar year is subject to a cap. In April 2002, CMS implemented a payment cap of 2.5% of projected total payments under the hospital outpatient prospective payment system for years before 2004, which resulted in significantly reduced pass-through payments. The decrease in pass-through payments was partially offset, however, by increases in related APC payments. The cap has been reduced to 2.0% of projected total payments under the hospital outpatient prospective payment system for calendar year 2004 and subsequent years. CMS has announced that pass-through payments for calendar year 2004 will not be reduced because these payments are not expected to exceed the statutory cap. CMS may implement reductions in the pass-through payments in future years to reflect the cap.

      Hospitals that treat a disproportionately large number of low-income patients (Medicare and Medicaid patients eligible to receive supplemental Social Security income) currently receive additional payments from the federal government in the form of disproportionate share payments. CMS has recommended changes to the present formula used to calculate these payments. One recommended change would give greater weight to the amount of uncompensated care provided by a hospital than it would to the number of low-income patients treated. The Medicare Modernization Act increases disproportionate share payments effective April 1, 2004 for rural hospitals and some urban hospitals.

      Inpatient rehabilitation hospitals and designated units were fully transitioned from a reasonable cost reimbursement system to a prospective payment system for cost reporting periods beginning on or after October 1, 2002. Under this prospective payment system, patients are classified into case mix groups based upon impairment, age, comorbidities and functional capability. Inpatient rehabilitation facilities are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. For federal fiscal year 2003, CMS updated the payment rate for inpatient rehabilitation facilities by the full market basket rate of 3.0%. The update for federal fiscal year 2004 is the full market basket rate of 3.2%. CMS has proposed an updated rate for fiscal year 2005 of 3.1%.

      On May 7, 2004, CMS issued a final rule modifying the criteria for classification as an inpatient rehabilitation facility as a result of data indicating that most facilities do not meet the existing criteria.

Under the previous rules, in order for a facility to be considered an inpatient rehabilitation facility, at least 75% of the facility’s inpatient population during the most recent 12-month cost reporting period must have required intensive rehabilitation services for one or more of 10 specified conditions. The new rule expands the list of specified conditions to 13 and temporarily reduces the percentage of the patient population who must have one of the specified conditions. For cost reporting periods beginning on or after July 1, 2004 to June 30, 2005, 50% of the facility’s inpatient population must have one of the specified conditions in order to meet the criteria. For cost reporting periods beginning on or after July 1, 2005 to June 30, 2006, 60% of the facility’s inpatient population must have one of the specified conditions. For cost reporting periods beginning on July 1, 2006 to June 30, 2007, 65% of the facility’s inpatient population must have one of the specified conditions. During this transition period, CMS will study the utilization of rehabilitation services. Unless CMS takes further regulatory action, for cost reporting periods beginning on or after July 1, 2007, 75% of the facility’s inpatient population must have one of the specified conditions. As of September 30, 2004, we operated six inpatient rehabilitation units within our acute care hospitals.

      Medicare historically reimbursed skilled nursing units within hospitals on the basis of actual costs, subject to limits. CMS has established a prospective payment system for Medicare skilled nursing units, under which units are paid a federal per diem rate for virtually all covered services. The effect of the new payment system generally has been to significantly reduce reimbursement for skilled nursing services, which has led many hospitals to close such units. We will monitor closely and evaluate the few remaining skilled nursing units in our hospitals and related facilities to determine whether it is feasible to continue to offer such services under the new reimbursement system. As of September 30, 2004, we operated three skilled nursing units within our acute care hospitals.

Psychiatric Units

      Payments to prospective payment system-exempt hospitals and units, such as inpatient psychiatric services, are based upon reasonable cost, subject to a cost-per-discharge target. These limits are updated annually by a market basket index. The Benefits Improvement and Protection Act of 2000 increases payments to prospective payment system-exempt hospitals and units. In particular, the Benefits Improvement and Protection Act of 2000 increased the incentive payments paid for inpatient psychiatric services from 2.0% to 3.0% of the limit under the Tax Equity and Fiscal Responsibility Act of 1982. In November 2004 CMS finalized an updated rate for federal fiscal year 2005 of 3.5%. As of September 30, 2004, we operated nine psychiatric units within our acute care hospitals.

      On November 3, 2004 CMS announced a new Medicare prospective payment system final rule for inpatient psychiatric hospitals and units. The new system replaces the current cost-based payment system with a per diem prospective payment system for reporting periods beginning on or after January 1, 2005. The final rule includes several provisions to ease the transition to the new payment system. For example, CMS is phasing in the new system over a three-year period so that full payment under the new system would not begin until the fourth year. Additionally, CMS has included in the final rule a stop-loss provision, an “outlier” policy authorizing additional payments for extraordinarily costly cases and an adjustment to the base payment if the facility maintains a full-service emergency department which all of our units should qualify for. At the current time we are unable to predict whether the new system will materially negatively impact our Medicare reimbursement in respect of our psychiatric units.

Home Health

      On October 1, 2000, a prospective payment system became effective for home health services. The Benefits Improvement and Protection Act of 2000 delayed a 15.0% payment reduction for home health services, originally expected to take effect upon implementation of the prospective payment system, until October 1, 2002. The 15.0% payment reduction was adopted on October 1, 2002 and was included in the prospective payment system rates established for 2003. The Medicare Modernization Act establishes a Home Health PPS update of 100% of the home health market basket through the first quarter of calendar 2004 and 100% of home health market basket minus 0.8% through 2006. As of September 30, 2004, we operated three entities providing home health services.

Medicaid

      Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. Most state Medicaid payments are made under a prospective payment system or under programs that negotiate payment levels with individual hospitals. In Arizona, AHCCCS administers the state Medicaid program through the use of prepaid health plans. AHCCCS reimburses Phoenix Health Plan for healthcare costs that exceed stated levels at a rate of 75% (85% for catastrophic cases) of qualified healthcare costs in excess of the stated levels of $5,000 to $35,000, depending on the rate code assigned to the member. Qualified healthcare costs are the lesser of the amount paid by Phoenix Health Plan or the AHCCCS fee schedule. Phoenix Health Plan then reimburses the hospital at which the patient received care.

      Medicaid reimbursement is often less than a hospital’s cost of services. State and federal governments currently jointly fund Medicaid. Many states, including certain states in which we operate, have reported budget deficits as a result of increased costs and lower than expected tax collections. Health and human service programs, including Medicaid and similar programs, represent a significant component of state spending. To address these budgetary concerns, certain states have proposed and others may propose decreased funding for these programs. We are cautiously monitoring the budgetary crisis and political environment in California and its potential future effects on MediCal funding. As part of the 2003 omnibus spending federal legislation signed into law in February 2003, states are to receive $20.0 billion in additional funding from the federal government, $10.0 billion of which is earmarked for Medicaid and similar programs. The states in which we operate received significant allocations of this funding. We are unable to predict whether the additional amounts set aside for Medicaid spending will be sufficient to avoid future reductions in Medicaid reimbursement rates.

Annual Cost Reports

      All hospitals participating in the Medicare and Medicaid programs are required to meet specific financial reporting requirements. Federal regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. Moreover, annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. The audit process takes several years to reach the final determination of allowable amounts under the programs. Providers also have the right of appeal, and it is common to contest issues raised in audits of prior years’ reports.

      Many prior year cost reports of our facilities are still open. If any of our facilities are found to have been in violation of federal or state laws relating to preparing and filing of Medicare or Medicaid cost reports, whether prior to or after our ownership of these facilities, we and our facilities could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. If an allegation is lodged against one of our facilities for a violation occurring during the time period before we acquired the facility, we may have indemnification rights against the seller of the facility to us. In each of our acquisitions, we have negotiated customary indemnification and hold harmless provisions for any damages we may incur in these areas.

Managed Care

      Managed care providers, including health maintenance organizations and preferred provider organizations, are organizations that provide insurance coverage and a network of healthcare providers to members for a fixed monthly premium. During the past few years, the hospital industry has experienced a shift in admissions and revenues from commercial insurance payers to managed care payers due to pressures to control the cost of healthcare services. We expect this industry trend to continue although its effect on us may be mitigated due to the heavy managed care penetration that currently exists in the markets we serve. Generally, we receive lower payments from managed care plans than from traditional commercial or indemnity insurers; however, as part of our business strategy, we have been able to renegotiate payment rates on many of our managed care contracts to improve our operating margin. While the majority of our admissions and revenues are generated from patients covered by managed care plans, the percentage may decrease in the future due to increased Medicare utilization associated with the aging U.S. population. We experienced a slight decrease in managed care utilization as a percentage of total utilization during the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Commercial Insurance

      Our hospitals also provide services to a decreasing number of individuals covered by private healthcare insurance. Private insurance carriers make direct payments to a hospital or, in some cases, reimburse their policy holders, based upon the hospital’s established charges and the particular coverage provided in the insurance policy.

      Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including prospective payment or diagnosis related group-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers’ reimbursement to hospitals for the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on our operating results.

GOVERNMENT REGULATION AND OTHER FACTORS

Overview

      All participants in the healthcare industry are required to comply with extensive government regulation at the federal, state and local levels. In addition, these laws, rules and regulations are extremely complex and the healthcare industry has had the benefit of little or no regulatory or judicial interpretation of many of them. Although we believe we are in compliance in all material respects with such laws, rules and regulations, if a determination is made that we were in material violation of such laws, rules or regulations, our business, financial condition or results of operations could be materially adversely affected. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions, our hospitals can lose their licenses and their ability to participate in the Medicare and Medicaid programs.

Healthcare

Licensing, Certification and Accreditation

      Healthcare facility construction and operation is subject to federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection laws. Our facilities also are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We believe that all of our operating healthcare facilities are properly licensed under appropriate state healthcare laws. For a discussion of licensing with respect to our West Valley Hospital, see “Risk Factors — Risks Related to our Business and Industry — We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.”

      All of our operating hospitals are certified under the Medicare program and are accredited by the Joint Commission on Accreditation of Healthcare Organizations (“JCAHO”), the effect of which is to permit the facilities to participate in the Medicare and Medicaid programs. If any facility loses its accreditation by JCAHO, or otherwise loses its certification under the Medicare program, then the facility will be unable to receive reimbursement from the Medicare and Medicaid programs. We intend to conduct our operations in compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, we may need to make changes in our facilities, equipment, personnel and services.

Certificates of Need

      In some states, the construction of new facilities, acquisition of existing facilities or addition of new beds or services may be subject to review by state regulatory agencies under a Certificate of Need program. Illinois is the only state in which we currently operate that requires approval under a Certificate of Need program. These laws generally require appropriate state agency determination of public need and approval prior to the addition of beds or services or other capital expenditures. Failure to obtain necessary state approval can result in the inability to expand facilities, add services, acquire a facility or change ownership. Further, violation of such laws may result in the imposition of civil sanctions or the revocation of a facility’s license.

Utilization Review

      Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards and are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients be reviewed by quality improvement organizations that analyze the appropriateness of Medicare and Medicaid patient admissions and discharges, quality of care provided, validity of diagnosis related group classifications and appropriateness of cases of extraordinary length of stay or cost. Quality improvement organizations may deny payment for services provided, assess fines and recommend to the Department of Health and Human Services that a provider not in substantial compliance with the standards of the quality improvement organization be excluded from participation in the Medicare program. Most non-governmental managed care organizations also require utilization review.

Federal and State Fraud and Abuse Provisions

      Participation in any federal healthcare program, such as Medicare, is regulated heavily by statute and regulation. If a hospital provider fails to substantially comply with the numerous conditions of participation in the Medicare or Medicaid program or performs specific prohibited acts, the hospital’s participation in the Medicare program may be terminated or civil or criminal penalties may be imposed upon it under provisions of the Social Security Act and other statutes.

      Among these statutes is a section of the Social Security Act known as the federal Anti-Kickback Statute. This law prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. Violation of this statute is a felony.

      The Office of the Inspector General of the Department of Health and Human Services has published final safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute. Currently there are safe harbors for various activities, including the following: investment interests, space rental, equipment rental, practitioner recruitment, personal services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, ambulatory surgery centers and referral agreements for specialty services.

      The fact that conduct or a business arrangement does not fall within a safe harbor does not automatically render the conduct or business arrangement illegal under the Anti-Kickback Statute. The conduct or business arrangement, however, does increase the risk of scrutiny by government enforcement authorities. We may be less willing than some of our competitors to take actions or enter into business arrangements that do not clearly satisfy the safe harbors. As a result, this unwillingness may put us at a competitive disadvantage.

      The Office of the Inspector General, among other regulatory agencies, is responsible for identifying and eliminating fraud, abuse and waste. The Office of the Inspector General carries out this mission through a nationwide program of audits, investigations and inspections. In order to provide guidance to healthcare providers, the Office of the Inspector General has from time to time issued “fraud alerts” that, although they do not have the force of law, identify features of a transaction that may indicate that the transaction could violate the Anti-Kickback Statute or other federal healthcare laws. The Office of the Inspector General has identified several incentive arrangements as potential violations, including:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital;

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

•	provision of free or significantly discounted billing, nursing, or other staff services;

•	free training for a physician’s office staff, including management and laboratory techniques;

•	guarantees that provide that, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences or a physician’s continuing education courses;

•	coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician;

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered; or

•	“gainsharing,” the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts.

      We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians currently own interests in two of our free-standing surgery centers and two of our hospitals. We may sell ownership interests in certain other of our facilities to physicians and other qualified investors in the future. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases and professional service agreements. We have provided financial incentives to recruit physicians to relocate to communities served by our hospitals, including income and collection guaranties and loans, and will continue to provide recruitment packages in the future. Although we have established policies and procedures to ensure that our arrangements with physicians comply with current law and available interpretations, we cannot assure you that regulatory authorities that enforce these laws will not determine that some of these arrangements violate the Anti-Kickback Statute or other applicable laws. This determination could subject us to liabilities under the Social Security Act, including criminal penalties of imprisonment or fines, civil penalties up to $50,000, damages up to three times the total amount of the improper payment to the referral source and exclusion from participation in Medicare, Medicaid or other federal healthcare programs, any of which could have a material adverse effect on our business, financial condition or results of operations.

      The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the Anti-Kickback Statute, these provisions are very broad. Further, the Social Security Act contains civil penalties for conduct including improper coding and billing for unnecessary goods and services. Careful and accurate preparation and submission of claims for reimbursement must be performed in order to avoid liability.

      The Health Insurance Portability and Accountability Act of 1996 broadened the scope of the fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. This act also created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. In addition, federal enforcement officials now have the ability to exclude from Medicare and Medicaid any investors, officers and managing employees associated with business entities that have committed healthcare fraud. Additionally, this act establishes a violation for the payment of inducements to Medicare or Medicaid beneficiaries in order to influence those beneficiaries to order or receive services from a particular provider or practitioner.

      The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and (to an extent) Medicaid patients to entities with which they or any of their immediate family members have a financial relationship for the provision of certain designated health services that are reimbursable by Medicare or Medicaid, including inpatient and outpatient hospital services. The law also prohibits the entity from billing the Medicare program for any items or services that stem from a prohibited referral. Sanctions for violating the Stark Law include civil money penalties up to $15,000 per item or service improperly billed and exclusion from the federal healthcare programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician’s ownership interest in an entire hospital as opposed to an ownership interest in a hospital department. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases, professional services agreements, non-cash gifts having a value less than $300 and recruitment agreements.

      On January 4, 2001, CMS issued a final rule subject to a comment period intended to clarify parts of the Stark Law and some of the exceptions to it. The majority of these regulations became effective on or before January 4, 2002. On March 26, 2004, CMS issued an interim final rule subject to a comment period intended to clarify the remaining portions of the Stark Law. These rules, known as “phase two” of the Stark Law rulemaking, became effective July 26, 2004. While these phase two rules help clarify the requirements of the exceptions to the Stark Law, until the government begins enforcement of the rules, it is difficult to determine fully their effect.

      Congress recently passed legislation that modifies the hospital ownership exception to the Stark Law by creating an 18-month moratorium on allowing physicians to own interests in new specialty hospitals. During the moratorium, the Department of Health and Human Services is required to conduct an analysis of specialty hospitals, including payment issues, quality of care provided and physician referral patterns to these facilities. The moratorium applies to hospitals that primarily or exclusively treat cardiac, orthopedic or surgical conditions or any other specialized category of patients or cases designated by regulation, unless the hospitals were in operation or development before November 18, 2003, do not increase the number of physician investors, and meet certain other requirements. It is uncertain how CMS will interpret this legislation, what recommendations the Department will make regarding specialty hospitals, or whether additional changes will be made to the hospital ownership exception.

      Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of the arrangements entered into by each of our hospitals. In addition, law enforcement authorities, including the Office of the Inspector General, the courts and Congress are increasing scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to improperly pay for patient referrals and or other business.

      Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between healthcare providers and potential referral sources.

      Many of the states in which we operate also have adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal Anti-Kickback Statute or that otherwise prohibit fraud and abuse activities. Many states also have passed self-referral legislation similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and they may apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties, as well as loss of licensure. Little precedent exists for the interpretation or enforcement of these state laws.

      Our operations could be adversely affected by the failure of our arrangements to comply with the Anti-Kickback Statute, the Stark Law, billing laws and regulations, current state laws or other legislation or regulations in these areas adopted in the future. We are unable to predict whether other legislation or regulations at the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take or how they may impact our operations. We are continuing to enter into new financial arrangements with physicians and other providers in a manner structured to comply in all material respects with these laws. We cannot assure you, however, that governmental officials responsible for enforcing these laws will not assert that we are in violation of them or that such statutes or regulations ultimately will be interpreted by the courts in a manner consistent with our interpretation.

The Federal False Claims Act and Similar Laws

      Another trend affecting the healthcare industry today is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government’s behalf under the False

Claims Act’s “qui tam” or whistleblower provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. If the government intervenes in the action and prevails, the party filing the initial complaint may share in any settlement or judgment. If the government does not intervene in the action, the whistleblower plaintiff may pursue the action independently, and may receive a larger share of any settlement or judgment. When a private party brings a qui tam action under the False Claims Act, the defendant generally will not be made aware of the lawsuit until the government makes a determination whether it will intervene.

      When a defendant is determined by a court of law to be liable under the False Claims Act, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. Settlements entered into prior to litigation usually involve a less severe calculation of damages. There are many potential bases for liability under the False Claims Act. Although liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government, the False Claims Act defines the term “knowingly” broadly. Thus, simple negligence will not give rise to liability under the False Claims Act, but submitting a claim with reckless disregard to its truth or falsity can constitute “knowingly” submitting a false claim and result in liability. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the Anti-Kickback Statute or the Stark Law, have thereby submitted false claims under the False Claims Act.

      A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the False Claims Act or similar state laws.

Corporate Practice of Medicine and Fee Splitting

      The states in which we operate have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians or laws that prohibit certain direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements that may violate these restrictions. These statutes vary from state to state, are often vague and seldom have been interpreted by the courts or regulatory agencies. Although we exercise care to structure our arrangements with healthcare providers to comply with the relevant state law, and believe these arrangements comply with applicable laws in all material respects, we cannot assure you that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of such laws, or that such laws ultimately will be interpreted by the courts in a manner consistent with our interpretations.

The Health Insurance Portability and Accountability Act of 1996

      The Health Insurance Portability and Accountability Act of 1996 requires the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. On August 17, 2000, the Department of Health and Human Services published final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. Compliance with these standards for our company became mandatory on October 16, 2003. The Department of Health and Human Services has agreed to accept noncompliant Medicare claims for an unspecified time to assist providers that are not yet able to process complaint transactions. However, this extension may be terminated by the Department of Health and Human Services and is not binding on private payors. On February 27, 2004, the Department of Health and Human Services announced that non-compliant claims received by Medicare on or after July 1, 2004 will be paid no earlier than the 27th day after such claims are received. Compliant claims will continue to be paid no earlier than the 14th day after such claims are received. At the current time, all of our facilities are filing compliant Medicare claims and, as a result, are not experiencing this 13-day delay in payments from Medicare.

      The Health Insurance Portability and Accountability Act also requires the Department of Health and Human Services to adopt standards to protect the security and privacy of health-related information. The Department of Health and Human Services released final regulations containing privacy standards in December 2000 and published revisions to the final regulations in August 2002. Compliance with these regulations became mandatory on April 14, 2003. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. The privacy regulations also provide patients with significant new rights related to understanding and controlling how their health information is used or disclosed. The Department of Health and Human Services released final security regulations on February 20, 2003. The security regulations will become mandatory on April 20, 2005 and will require healthcare providers to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is electronically maintained or transmitted.

      Violations of the Health Insurance Portability and Accountability Act could result in civil penalties of up to $25,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation. In addition, our facilities will continue to remain subject to any privacy-related federal or state laws that are more restrictive than the privacy regulations issued under the Health Insurance Portability and Accountability Act. These laws vary by jurisdiction and could impose additional penalties.

      We expect that compliance with these standards will require significant commitment and action by us. We have appointed members of our management team to direct our compliance with these standards. Implementation will require us to engage in extensive preparation and make significant expenditures. At this time we have appointed a corporate privacy officer and a privacy officer at each of our facilities, prepared privacy policies, trained our workforce on these policies and entered into business associate agreements with the appropriate vendors. However, failure by us or third parties on which we rely, including payers, to resolve HIPAA-related implementation or operational issues could have a material adverse effect on our results of operations and our ability to provide healthcare services. Consequently, we can give you no assurance that issues related to the full implementation of, or our operations under, HIPAA will not have a material adverse effect on our financial condition or future results of operations.

Conversion Legislation

      Many states have enacted laws affecting the conversion or sale of not-for-profit hospitals. These laws generally include provisions relating to attorney general approval, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise authority over these transactions based upon existing law. In many states, there has been an increased interest in the oversight of not-for-profit conversions. The adoption of conversion legislation and the increased review of not-for-profit hospital conversions may increase the cost and difficulty or prevent the completion of transactions with or acquisitions of not-for-profit organizations in various states.

The Emergency Medical Treatment and Active Labor Act

      The Federal Emergency Medical Treatment and Active Labor Act (“EMTALA”) was adopted by Congress in response to reports of a widespread hospital emergency room practice of “patient dumping.” At the time of the enactment, patient dumping was considered to have occurred when a hospital capable of providing the needed care sent a patient to another facility or simply turned the patient away based on such patient’s inability to pay for his or her care. The law imposes requirements upon physicians, hospitals and other facilities that provide emergency medical services. Such requirements pertain to what care must be provided to anyone who comes to such facilities seeking care before they may be transferred to another facility or otherwise denied care. The government broadly interprets the law to cover situations in which patients do not actually present to a hospital’s emergency department, but present to a hospital-based clinic that treats emergency medical conditions on an urgent basis or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services. Sanctions for violations of this statute include termination of a hospital’s Medicare provider agreement, exclusion of a physician from participation in Medicare and Medicaid programs and civil money penalties. In addition, the law creates private civil remedies that enable an individual who suffers personal harm as a direct result of a violation of the law, and a medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law, to sue the offending hospital for damages and equitable relief. Although we believe that our practices are in material compliance with the law, we cannot assure you that governmental officials responsible for enforcing the law will not assert from time to time that our facilities are in violation of this statute.

Healthcare Reform

      The healthcare industry, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Changes in Medicare, Medicaid and other programs, hospital cost-containment initiatives by public and private payers, proposals to limit payments and healthcare spending and industry-wide competitive factors are highly significant to the healthcare industry. In addition, a framework of extremely complex federal and state laws, rules and regulations governs the healthcare industry and, for many provisions, there is little history of regulatory or judicial interpretation on which to rely.

      Many states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and change private healthcare insurance. Most states, including the states in which we operate, have applied for and been granted federal waivers from current Medicaid regulations to allow them to serve some or all of their Medicaid participants through managed care providers. We are unable to predict the future course of federal, state or local healthcare legislation. Further changes in the law or regulatory framework that reduce our revenues or increase our costs could have a material adverse effect on our business, financial condition or results of operations.

Healthcare Industry Investigations

      Significant media and public attention has focused in recent years on the hospital industry. Recently, increased attention has been paid to hospitals with high Medicare outlier payments and to recruitment arrangements with physicians. Further, there are numerous ongoing federal and state investigations regarding multiple issues. These investigations have targeted hospital companies as well as their executives and managers. Like other hospital companies, we have substantial Medicare, Medicaid and other governmental billings and we engage in various arrangements with physicians, which could result in scrutiny of our operations. We continue to monitor these and all other aspects of our business and have developed a compliance program to assist us in gaining comfort that our business practices are consistent with both legal principles and current industry standards. However, because the law in this area is complex and constantly evolving, we cannot assure you that government investigations will not result in interpretations that are inconsistent with industry practices, including ours. In public statements surrounding current investigations, governmental authorities have taken positions on a number of issues, including some for which little official interpretation previously has been available, that appear to be inconsistent with practices that have been common within the industry and that previously have not been challenged in this manner. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

      Many current healthcare investigations are national initiatives in which federal agencies target an entire segment of the healthcare industry. One example is the federal government’s initiative regarding hospital providers’ improper requests for separate payments for services rendered to a patient on an outpatient basis within three days prior to the patient’s admission to the hospital, where reimbursement for such services is included as part of the reimbursement for services furnished during an inpatient stay. In particular, the government has targeted all hospital providers to ensure conformity with this reimbursement rule. The federal government also has undertaken a national investigative initiative targeting the billing of claims for inpatient services related to bacterial pneumonia, as the government has found that many hospital providers have attempted to bill for pneumonia cases under more complex and higher reimbursed diagnosis related groups codes. Further, the federal government continues to investigate Medicare overpayments to prospective payment hospitals that incorrectly report transfers of patients to other prospective payment system hospitals as discharges. We are aware that prior to our acquisition of them, several of our hospitals were contacted in relation to certain government investigations relating to their operations. Although we take the position that, under the terms of the acquisition agreements, the prior owners of these hospitals retained any liability resulting from these government investigations, we cannot assure you that the prior owners’ resolution of these matters or failure to resolve these matters, in the event that any resolution was deemed necessary, will not have a material adverse effect on our operations.

      It is possible that governmental entities may conduct investigations at facilities operated by us and that such investigations could result in significant penalties to us, as well as adverse publicity. It is also possible that our executives and managers, many of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation. The positions taken by authorities in any future investigations of us, our executives or managers or other healthcare providers and the liabilities or penalties that may be imposed could have a material adverse effect on our business, financial condition and results of operations.

Health Plan Regulatory Matters

      Our health plans are subject to state and federal laws and regulations. CMS has the right to audit our health plans to determine the plans’ compliance with such standards. In addition, AHCCCS has the right to audit Phoenix Health Plan to determine the Plan’s compliance with such standards. Also, Phoenix Health Plan is required to file periodic reports with AHCCCS, meet certain financial viability standards, provide its enrollees with certain mandated benefits and meet certain quality assurance and improvement requirements. Our health plans also had to comply with the standardized formats for electronic transmissions set forth in the Administrative Simplifications Provisions of HIPAA by October 16, 2003, and each health plan has filed a compliance plan demonstrating how it intends to achieve compliance by that extended deadline date. Our health plans have implemented the necessary privacy policies and procedures to comply with the final privacy regulations and expect to comply with federal security standards by the April 21, 2005 deadline. However, we can not yet ascertain the cost of our health plans’ compliance with such regulations.

      The Anti-Kickback Statute has been interpreted to prohibit the payment, solicitation, offering or receipt of any form of remuneration in return for the referral of federal health program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. Similar statutes have been adopted in Illinois and Arizona that apply regardless of the source of reimbursement. The Department of Health and Human Services has adopted safe harbor regulations specifying certain relationships and activities that are deemed not to violate the Anti-Kickback Statute which specifically relate to managed care including:

•	waivers by health maintenance organizations of Medicare and Medicaid beneficiaries’ obligations to pay cost-sharing amounts or to provide other incentives in order to attract Medicare and Medicaid enrollees;

•	certain discounts offered to prepaid health plans by contracting providers;

•	certain price reductions offered to eligible managed care organizations; and

•	certain price reductions offered by contractors with substantial financial risk to managed care organizations.

      We believe that the incentives offered by our health plans to their enrollees and the discounts they receive contracting with healthcare providers satisfy the requirements of the safe harbor regulations. However, the failure to satisfy each criterion of the applicable safe harbor does not mean that the arrangement constitutes a violation of the law; rather, the safe harbor regulations provide that an arrangement which does not fit within a safe harbor must be analyzed on the basis of its specific facts and circumstances. We believe that our health plans’ arrangements comply in all material respects with the federal Anti-Kickback Statute and similar state statutes.

Environmental Matters

      We are subject to various federal, state and local laws and regulations relating to environmental protection. Our hospitals are not highly regulated under environmental laws because we do not engage in any industrial activities at those locations. The principal environmental requirements and concerns applicable to our operations relate to:

•	the proper handling and disposal of hazardous and low level medical radioactive waste;

•	ownership or historical use of underground and above-ground storage tanks;

•	management of impacts from leaks of hydraulic fluid or oil associated with elevators, chiller units or incinerators;

•	appropriate management of asbestos-containing materials present or likely to be present at some locations; and

•	the potential acquisition of, or maintenance of air emission permits for, boilers or other equipment.

      We do not expect our compliance with environmental laws and regulations to have a material effect on us. We may also be subject to requirements related to the remediation of substances that have been released into the environment at properties owned or operated by us or at properties where substances were sent for off-site treatment or disposal. These remediation requirements may be imposed without regard to fault and whether or not we owned or operated the property at the time that the relevant releases or discharges occurred. Liability for environmental remediation can be substantial.

MANAGEMENT

Representatives, Directors and Executive Officers

      The table below presents information with respect to the initial five members of the board of representatives or directors and the executive officers of each of Holdings, Vanguard, VHS Holdco I and VHS Holdco II and their ages as of December 1, 2004.

Name	Age

Charles N. Martin, Jr.	61	Chairman of the Board & Chief Executive Officer; Representative/Director
William L. Hough	53	President & Chief Operating Officer
Keith B. Pitts	47	Vice Chairman
Joseph D. Moore	58	Executive Vice President, Chief Financial Officer & Treasurer
Ronald P. Soltman	58	Executive Vice President, General Counsel & Secretary
Reginald M. Ballantyne III	61	Senior Vice President — Market Strategy & Government Affairs
James Bonnette, M.D.	53	Senior Vice President & Chief Medical Officer
Bruce F. Chafin	48	Senior Vice President — Compliance & Ethics
Alan N. Cranford	46	Senior Vice President & Chief Information Officer
Robert E. Galloway	59	Senior Vice President — Development
James Johnston	61	Senior Vice President — Human Resources
Robert M. Martin	55	Senior Vice President — Operations
Phillip W. Roe	43	Senior Vice President, Controller & Chief Accounting Officer
James H. Spalding	46	Senior Vice President, Assistant General Counsel & Assistant Secretary
Alan G. Thomas	50	Senior Vice President — Operations Finance
Kent H. Wallace	49	Senior Vice President — Operations
Thomas M. Ways	55	Senior Vice President — Managed Care & Physician Integration
Beverly Weber	58	Senior Vice President — Operations
Neil P. Simpkins	38	Representative/Director
Benjamin J. Jenkins	33	Representative/Director
Michael A. Dal Bello	33	Representative/Director
Eric T. Fry	37	Representative/Director

      Charles N. Martin, Jr. has served as Chairman of the board of directors and Chief Executive Officer of Vanguard since July 1997. He became a member of the boards of representatives of VHS Holdco I and VHS Holdco II in September 2004 and a member of the board of representatives of Holdings following the Transactions. Until May 31, 2001, he was also Vanguard’s President. From January 1992 until January 1997, Mr. Martin was Chairman, President and Chief Executive Officer of OrNda HealthCorp (“OrNda”), a hospital management company. Prior thereto Mr. Martin was President and Chief Operating Officer of HealthTrust, Inc., a hospital management company, from September 1987 until October 1991. Mr. Martin is also a director of several privately held companies.

      William L. Hough has served as Vanguard’s Chief Operating Officer since July 1997 and was a director of Vanguard from July 1997 until September 2004. Mr. Hough was elected Vanguard’s President on May 31, 2001, and prior thereto he had been an Executive Vice President. From August 1995 until January 1997, he was Executive Vice President and Chief Operating Officer of OrNda. From September 1987 to April 1995, Mr. Hough served in various executive positions with HealthTrust, Inc., including

Group Vice President from May 1994 to April 1995, and Regional Vice President from April 1990 to April 1994.

      Keith B. Pitts has been Vanguard’s Vice Chairman since May 2001, was a director of Vanguard from August 1999 until September 2004, and was an Executive Vice President of Vanguard from August 1999 until May 2001. Prior thereto, from November 1997 until June 1999, he was the Chairman and Chief Executive Officer of Mariner Post-Acute Network, Inc. and its predecessor, Paragon Health Network, Inc., which is a nursing home management company. In January 2000, Mariner Post-Acute Network, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. In May 2002, Mariner-Post Acute Network, Inc. emerged from such Chapter 11 proceedings pursuant to a confirmed plan of reorganization and changed its name to Mariner Health Care, Inc. Prior thereto from August 1992 until January 1997, Mr. Pitts served as Executive Vice President and Chief Financial Officer of OrNda.

      Joseph D. Moore has served as Vanguard’s Executive Vice President, Chief Financial Officer and Treasurer since July 1997 and was a director of Vanguard from July 1997 until September 2004. From February 1994 to April 1997, he was Senior Vice President — Development of Columbia/ HCA Healthcare Corporation (“Columbia”), a hospital management company. Mr. Moore first joined Hospital Corporation of America (a predecessor of Columbia) in April 1970, rising to Senior Vice President — Finance and Development in January 1993.

      Ronald P. Soltman has been Vanguard’s Executive Vice President, General Counsel and Secretary since July 1997 and was a director of Vanguard from July 1997 until September 2004. From April 1994 until January 1997, he was Senior Vice President, General Counsel and Secretary of OrNda. From February 1994 until March 1994, he was Vice President and Assistant General Counsel of Columbia. From 1984 until February 1994, he was Vice President and Assistant General Counsel of Hospital Corporation of America.

      Reginald M. Ballantyne III, joined Vanguard in May 2001 and has served as Senior Vice President — Market Strategy & Government Affairs of Vanguard since January 2002. From 1984 to 2001, he served as President of PMH Health Resources, Inc. (“PMH”), an Arizona based multi-unit healthcare system. In February 2001, PMH filed a Chapter 11 proceeding in order to implement the sale of the business and assets of PMH to Vanguard. Prior to 1984, Mr. Ballantyne served as President of Phoenix Memorial Hospital in Phoenix, Arizona. Mr. Ballantyne served as Chairman of the American Hospital Association (“AHA”) in 1997 and as Speaker of the AHA House of Delegates in 1998. He is a Fellow of the American College of Healthcare Executives (“ACHE”) and a recipient of the ACHE Gold Medal Award for Management Excellence. Mr. Ballantyne also served as a member of the national Board of Commissioners for the Joint Commission on Accreditation of Healthcare Organizations and as Chairman of the AHA Committee of Commissioners from 1992 until 1995. Mr. Ballantyne is also a director of Superior Consultant Holdings Corporation and several privately held companies.

      James Bonnette, M.D., has served as Senior Vice President & Chief Medical Officer of Vanguard since November 2004. Prior thereto he was Vice President & Chief Medical Officer of Vanguard from November 2002 to November 2004. Prior thereto from November 2001 to November 2002 he was Vice President — Clinical Operations of Vanguard. Prior thereto he was Vice President — Materials Management of Vanguard from November 2000 to November 2001. Prior thereto from October 1999 to November 2000 he was Vice President and Chief Medical Officer of CoActive Systems (formerly, Health Connections, Inc.) of Nashville, TN, a company engaged in the business of staffing nurse triage call centers for hospitals and HMO’s and disease management services.

      Bruce F. Chafin has served as Senior Vice President — Compliance & Ethics of Vanguard since July 1997. Prior thereto, from April 1995 to January 1997, he served as Vice President — Compliance & Ethics of OrNda.

      Alan N. Cranford has served as Senior Vice President and Chief Information Officer of Vanguard since September 2003. Prior thereto from June 2000 to August 2003 and from May 1995 to May 2000 he was Senior Vice President — Operations, and Vice President — Operations, respectively, of Tenet Healthcare Corporation, an investor-owned, hospital management company (“Tenet”).

      Robert E. Galloway has served as Senior Vice President — Development of Vanguard since October 1997. Prior thereto from August 1993 to September 1997, he was Vice President — Development of Columbia and its predecessor, Columbia Hospital Corporation.

      James Johnston has served as Senior Vice President — Human Resources of Vanguard since July 1997. Prior thereto from November 1995 to January 1997, he served as Senior Vice President — Human Resources of OrNda.

      Robert M. Martin has been a Senior Vice President — Operations of Vanguard since February 2003. Prior thereto from September 2000 to December 2001 Mr. Martin served as Chairman of the Board, President and Chief Executive Officer of Healthstar Corporation of Brentwood, Tennessee, a corporation he founded to own and operate rural acute care hospitals in the United States. From May 1995 to February 1999 Mr. Martin was Chairman of the Board, President and Chief Executive Officer of New American Healthcare Corporation of Brentwood, Tennessee, a corporation also founded by Mr. Martin which acquired and operated 11 rural and non-urban, acute care hospitals in 9 different states of the United States. In April 2000 New American Healthcare Corporation filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

      Phillip W. Roe has been Senior Vice President, Controller & Chief Accounting Officer of Vanguard since July 1997. Prior thereto he was Senior Vice President, Controller and Chief Accounting Officer of OrNda from September 1996 until January 1997. Prior thereto, from October 1994 until September 1996, Mr. Roe was Vice President, Controller and Chief Accounting Officer of OrNda.

      James H. Spalding has served as Senior Vice President, Assistant General Counsel and Assistant Secretary of Vanguard since November 1998. Prior thereto he was Vice President, Assistant General Counsel and Assistant Secretary of Vanguard from July 1997 until November 1998. Prior thereto from April 1994 until January 1997, he served as Vice President, Assistant General Counsel and Assistant Secretary of OrNda.

      Alan G. Thomas has been Senior Vice President — Operations Finance of Vanguard since July 1997. Prior thereto, Mr. Thomas was Senior Vice President — Hospital Financial Operations of OrNda from April 1995 until January 1997. Prior thereto he was Vice President — Reimbursement and Revenue Enhancement of OrNda from June 1994 until April 1995.

      Kent H. Wallace has been a Senior Vice President — Operations of Vanguard since February 2003. Prior thereto from July 2001 to December 2002 he was Regional Vice President of Province Healthcare Company of Brentwood, Tennessee, an owner and operator of 20 non-urban, acute care hospitals in 13 states of the United States. During this time Mr. Wallace had managerial responsibility for seven of these hospitals. From June 1999 until June 2001 Mr. Wallace was President and Chief Executive Officer of Custom Curb, Inc. of Chattanooga, Tennessee, a family owned company which manufactured roof accessories. Prior thereto from January 1997 until May 1999 Mr. Wallace was a Vice President — Acquisitions and Development of Tenet.

      Thomas M. Ways has served as Senior Vice President — Managed Care & Physician Integration of Vanguard since March 1998. Prior thereto from February 1997 to February 1998, he was Chief Executive Officer of MSO/ Physician Practice Development for the Southern California Region of Tenet. Prior thereto from August 1994 to January 1997, he was Vice President — Physician Integration of OrNda.

      Beverly Weber has served as Senior Vice President — Operations of Vanguard since November 2004. Prior thereto she was Vice President — Regional Operations of Vanguard from February 2004 to November 2004. Prior thereto she was Chief Executive Officer of MacNeal Hospital in Berwyn, IL from April 2001 to February 2004. Prior thereto she was Vice President & Chief Nursing Officer of MacNeal Hospital from February 1999 to April 2001. Vanguard acquired MacNeal Hospital in February 2000.

      Neil P. Simpkins became a member of our boards of representatives and directors following the Transactions. Mr. Simpkins has served as a Senior Managing Director of Blackstone since December 1999. From 1993 until the time he joined Blackstone, Mr. Simpkins was a principal at Bain Capital. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in London and the Asia Pacific region. He currently serves as Chairman of the board of directors of TRW Automotive Inc.

      Benjamin J. Jenkins became a member of our boards of representatives and directors following the Transactions. Mr. Jenkins has been a Principal in the Private Equity group of Blackstone since 1999. Previously, Mr. Jenkins was an Associate at Saunders Karp & Megrue. Prior to that, Mr. Jenkins worked in the Mergers & Acquisitions Department at Morgan Stanley & Co. Mr. Jenkins holds a B.A. in Economics from Stanford University and an M.B.A. from Harvard Business School. He currently serves on the supervisory board of Celanese AG.

      Michael A. Dal Bello became a member of our boards of representatives and directors following the Transactions. Mr. Dal Bello has been an Associate in the Private Equity Group of Blackstone since 2002 and is actively involved in Blackstone’s healthcare investment activities. Prior to joining Blackstone, Mr. Dal Bello received an M.B.A. from Harvard Business School in 2002. Mr. Dal Bello worked at Hellman & Friedman LLC from 1998 to 2000 and prior thereto at Bain & Company.

      Eric T. Fry has served as a director of Vanguard since May 1998. He became a member of the boards of representatives of VHS Holdco I and VHS Holdco II in September 2004 and a member of the board of representatives of Holdings following the Transactions. Since September 2004, he has been a Managing Director of Metalmark Capital LLC, a new independent private equity firm established by the former principals of Morgan Stanley Capital Partners, including Mr. Fry, which began managing the existing Morgan Stanley Capital Partners funds in September 2004. Prior thereto, Mr. Fry was employed by Morgan Stanley & Co. Incorporated initially in 1989 and was a Managing Director of both Morgan Stanley & Co. Incorporated and Morgan Stanley Capital Partners from December 2001 until September 2004. He is also a director of ACG Holdings, Inc., American Color Graphics, Inc., Cross Country Healthcare, Inc., EnerSys and several privately held companies.

Composition of the Boards of Representatives/ Directors

General

      The boards of representatives or directors of Holdings, Vanguard, VHS Holdco I and VHS Holdco II each consist of five members, three of whom were nominated by Blackstone, one of whom was nominated by MSCP and one of whom is our chief executive officer (and, if our chief executive officer is not Charles N. Martin, Jr., such other person designated by senior management (the “Manager Representative”)). Blackstone has the right to increase the size of the board of representatives to nine members, with two additional representatives to be designated by Blackstone and two additional representatives to be independent representatives identified by our chief executive officer and acceptable to Blackstone. MSCP and, subject to the conditions above, senior management, will each continue to be entitled to nominate and elect one representative unless and until the respective group ceases to own at least 50.0% of the Class A membership units in Holdings owned immediately after the closing of the Acquisition.

      We currently have no standing committees of our boards of directors/representatives. Our full board of directors acts as our audit committee.

Compensation Committee Interlocks and Insider Participation

      During fiscal 2004, we had no compensation committee of our board of directors. Messrs. Martin, Hough, Moore and Pitts, four of the named executive officers, during fiscal 2004 participated in deliberations of our Board of Directors concerning executive officer compensation.

Code of Ethics

      We have adopted a code of ethics for our employees and representatives, a copy of which has been posted on our Internet website at www.vanguardhealth.com/ CodeEthicsMay2004.pdf. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Executive Compensation

      As an independent company, we have established executive compensation practices that link compensation with our performance as a company. We will continually review our executive compensation programs to ensure that they are competitive.

      The following table sets forth, for the fiscal year ended June 30, 2004, the compensation earned by the Chief Executive Officer and the four other most highly compensated executive officers of Holdings, Vanguard, VHS Holdco I and VHS Holdco II. We refer to these persons as our named executive officers.

Summary Compensation Table

					Long-Term
	Annual Compensation				Compensation

				Other Annual	Securities	All Other
	Fiscal			Compensation	Underlying	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	($)(a)	Options(#)	($)(b)

Charles N. Martin, Jr.	2004	945,000	810,000	0	0	9,564
Chairman of the Board &	2003	900,000	540,000	0	0	9,564
Chief Executive Officer	2002	900,000	0	0	975	7,422
William L. Hough	2004	577,500	440,000	0	0	7,242
President &	2003	550,000	330,000	0	0	5,500
Chief Operating Officer	2002	550,000	0	0	293	5,100
Joseph D. Moore	2004	525,000	300,000	0	0	2,322
Executive Vice President,	2003	500,000	200,000	0	0	0
Chief Financial Officer &	2002	500,000	0	0	293	0
Treasurer
Keith B. Pitts	2004	577,500	440,000	0	0	6,810
Vice Chairman	2003	550,000	330,000	0	0	6,310
	2002	550,000	0	0	293	5,640
Kent H. Wallace(c)	2004	390,775	377,300	187,647	0	810
Senior Vice President —	2003	208,542	355,782	0	450	0
Operations	2002	0	0	0	0	0

(a)	A “0” in this column means that no such compensation was paid other than perquisites and other personal benefits which have not been included because their aggregate value provided to any of the named executive officers was below the reporting threshold established by the Securities and Exchange Commission. Other Annual Compensation of $187,647 for Mr. Wallace in fiscal 2004 represents our payment to him of $185,287 to reimburse him for certain relocation expenses in his move to San Antonio, Texas, to commence employment with Vanguard and $2,360 to reimburse him for club dues.

(b)	The amounts disclosed under All Other Compensation in the Summary Compensation Table represent for the named executive officers in fiscal 2004 (i) the following amounts of our matching contributions made under our 401(k) Plan: Mr. Martin: $6,000; Mr. Hough: $6,000; Mr. Moore: $0; Mr. Pitts: $6,000; and Mr. Wallace: $0; and (ii) the following amounts of insurance premiums paid by Vanguard with respect to group term life insurance: Mr. Martin: $3,564; Mr. Hough: $1,242; Mr. Moore: $2,322; Mr. Pitts: $810; and Mr. Wallace: $810. The amounts disclosed under All Other Compensation in the Summary Compensation Table represent for the named executive officers in fiscal 2003 (i) the following amounts of our matching contributions made under our 401(k) Plan: Mr. Martin: $6,000; Mr. Hough: $5,500; Mr. Moore: $0; Mr. Pitts: $5,500; and Mr. Wallace: $0; and (ii) the following amounts of insurance premiums paid by Vanguard with respect to group term life insurance: Mr. Martin; $3,564; Mr. Hough: $0; Mr. Moore: $0; Mr. Pitts: $810; and Mr. Wallace: $0. The amounts disclosed under All Other Compensation in the Summary Compensation Table represent for the named executive officers in fiscal 2002 (i) the following amounts of our matching contributions made under our 401(k) Plan: Mr. Martin: $5,100; Mr. Hough: $5,100; Mr. Moore: $0;

Mr. Pitts: $5,100 and Mr. Wallace: $0; and (ii) the following amounts of insurance premiums paid by Vanguard with respect to group term life insurance: Mr. Martin: $2,322; Mr. Hough: $0; Mr. Moore: $0; Mr. Pitts: $540; and Mr. Wallace: $0.

(c)	Mr. Wallace commenced employment with us in December 2002.

Representative Compensation

      None of our officers receive any compensation for serving as a representative or director or as a member or chair of a committee of the boards of representatives or directors. As an independent company, we expect to establish representatives’ and directors’ compensation practices that will be aligned with creating and sustaining member value.

Holdings LLC Units Plan

      The following contains a summary of the material terms of the Holdings LLC Units Plan, which we refer to as the 2004 Units Plan, pursuant to which Holdings may grant the right to purchase units to members of our management. Charles Martin, Larry Hough, Keith Pitts, Joseph Moore, Kent Wallace and certain other members of our management have been granted the right to purchase units under the 2004 Units Plan.

General

      The 2004 Unit Plan permits the grant of the right to purchase Class A Units, Class B Units, Class C Units and Class D Units to employees, directors or consultants of Holdings or its affiliates. A maximum of 117,067 Class A Units, 41,945 Class B Units, 41,945 Class C Units and 35,952 Class D Units may be subject to awards under the 2004 Unit Plan. Units covered by awards that expire, terminate or lapse will again be available for option or grant under the 2004 Unit Plan. On September 23, 2004, certain members of management purchased all 117,067 Class A Units for an aggregate purchase price of $117,067,000 and all 41,945 Class B units, all 41,945 Class C Units and all 35,952 of the Class D Units for an aggregate purchase price of $5.8 million.

Administration

      The 2004 Unit Plan will be administered by a committee of Holdings’ board of representatives or, in the board of representatives’ discretion, the board of directors. The committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2004 Unit Plan, the number and/or class of Units to be covered by an award, the purchase price, if any, of such awards, determine the terms and conditions of any award and determine under what circumstances awards may be settled or cancelled. The committee is authorized to interpret the 2004 Unit Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Unit Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Unit Plan in the manner and to the extent the committee deems necessary or desirable.

Adjustments Upon Certain Events

      In the event of any changes in the Units by reason of any reorganization, recapitalization, merger, unit exchange or any other similar transaction, the board of directors, in its sole discretion, may adjust (1) the number or kind of Units or other securities that may be issued or reserved for issuance pursuant to the 2004 Unit Plan or pursuant to any outstanding awards or (2) any other affected terms of such awards.

Amendment and Termination

      The board of representatives may amend or terminate the 2004 Unit Plan at any time, provided that no amendment or termination is permitted that would diminish any rights of a management member pursuant to a previously granted award without his or her consent, subject to the committee’s authority to adjust awards upon certain events as described in the previous paragraph. No awards may be made under the 2004 Unit Plan after the tenth anniversary of the effective date of the plan.

Holdings LLC Units Held by Certain of our Managers

      The units of Holdings LLC consist of Class A units, Class B units, Class C units and Class D units. As of November 10, 2004, approximately 59.3% of Holdings’ Class A Units were held by Blackstone, approximately 20.8% were held by MSCP, approximately 18.8% were held by certain members of our management and approximately 1.1% were held by other investors. Currently, the Class A units are the only units of vested equity in Holdings. The Class B units, Class C units and Class D units are held exclusively by members of our management.

Terms of the Holdings’ Class A Units, Class B Units, Class C Units and Class D Units

      The following is a summary of certain terms of the Holdings’ Class A units, Class B units, Class C units and Class D units and certain rights and restrictions applicable to those units.

      Subject to applicable law, only the holders of Class A units are entitled to vote on any matter.

      Class A units are fully vested. The Class B units, Class C units and Class D units are subject to the vesting provisions described below.

      Class B units vest in five equal annual installments on the first five anniversaries of the date of purchase, subject to an employee’s continued service with Holdings LLC and its affiliates. No employee who holds Class B units will receive any distributions until the holders of the Class A units receive the aggregate amount invested for their Class A units. Following return of the aggregate amount invested for the Class A units, the holders of Class B units will be entitled to receive the amount of their investment in the Class B units and, once all the aggregate investment amount invested for all of the units has been returned to their holders, the vested Class B units will share in any distributions pro rata with the Class A units and vested Class C units.

      Class C units vest on the eighth anniversary of the date of purchase, subject to the employee’s continued service with Holdings LLC and its affiliates. However, the Class C units will vest earlier upon the occurrence of a sale by Blackstone of at least 25.0% of its Class A Units at a price per Class A unit exceeding two and one-half times the price per Class A Unit invested by Blackstone in connection with the Transactions. No employee who holds Class C units will receive any distributions until the holders of the Class A units receive the aggregate amount invested for their Class A units. Following return of the aggregate amount invested for the Class A units, the holders of Class C units will be entitled to receive the amount of their investment in the Class C units and, once all the aggregate investment amount invested for all of the units has been returned to their holders, the vested Class C units will share in any distributions pro rata with the Class A units and vested Class B units.

      Class D units vest in five equal annual installments on the fifth anniversary of the date of purchase, subject to an employee’s continued service with Holdings LLC and its affiliates. No employee who holds Class D units will receive any distributions until the holders of the Class A units receive the aggregate amount invested for their Class A units. Following return of the aggregate amount invested for the Class A units, the holders of Class D units will be entitled to receive the amount of their investment in the Class D units and, once all the aggregate investment amount invested for all of the units has been returned to their holders and the holders of the Class A units have received an amount representing a 300% return on their aggregate investment along with pro rata distributions to the vested Class B and Class C units, the vested Class D units will share in any distributions pro rata with the Class A units, the vested Class B units and the vested Class C units.

Certain Rights and Restrictions Applicable to the Units Held by Our Managers

      The units held by members of our management are not transferable for a limited period of time except in certain circumstances. In addition, the units (other then Class A units) may be repurchased by Holdings, and in certain cases, Blackstone, in the event that the employees cease to be employed by us. Blackstone has the ability to force the employees to sell their units along with Blackstone if Blackstone decides to sell its units.

      The employees that hold units are entitled to participate in certain sales by Blackstone. In addition, in the event that Holdings were to make a public offering of its equity securities, the employees would have limited rights to participate in subsequent registered public offerings.

Our Employment Agreements

      On June 1, 1998, we entered into written employment agreements with our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and our General Counsel (Messrs. Martin, Hough, Moore and Soltman, respectively), which were amended and restated on September 23, 2004, to extend the term of the employment agreements for five years, and to provide that the Transactions did not constitute a change in control under the agreements. On September 1, 1999, we entered into a written employment agreement with Keith B. Pitts to be our Executive Vice President for a term expiring on September 1, 2004. Effective May 31, 2001, Mr. Pitts was promoted to the position of Vice Chairman of our board of directors, and on September 23, 2004, his employment agreement was amended and restated to extend the term of the employment agreement for five years, and to provide that the Transactions did not constitute a change in control under the agreement.

      The term of each employment agreement will renew automatically for additional one-year periods, unless any such agreement is terminated by us or by the employee be delivering notice of termination no later than 90 days before the end of any such renewal term. The base salaries of Messrs. Martin, Hough, Moore, Soltman and Pitts under such written employment agreements are, during calendar year 2004, $990,000, $605,000, $550,000, $495,000 and $605,000, respectively, and will be, during calendar year 2005, $1,019,700, $623,150, $566,500, $509,850 and $623,150, respectively. Pursuant to these agreements the officers and Mr. Pitts are eligible to participate in an annual bonus plan giving each of them an opportunity to earn an annual bonus in such amount as our board of directors should determine, as well as pension, medical and other customary employee benefits. The terms of these agreements state that if the executive terminates his employment for Good Reason (as defined in the agreements) or if we terminate the employee’s employment without Cause (as defined in the agreements), he will receive within a specified time after the termination a payment of up to three times the sum of (i) his annual salary plus (ii) the average of the bonuses given to him in the two years immediately preceding his termination.

Our Severance Protection Agreements

      We provide our executives at the Vice President level and above (other than Messrs. Martin, Hough, Moore, Pitts and Soltman, who each have a written employment agreement containing severance provisions) with severance protection agreements granting them severance payments in amounts of 200% to 250% of annual salary and bonus. Generally, severance payments are due under these agreements if a change in control (as defined in the agreements) should occur and employment of the officer is terminated during the term of the agreement by us (or our successor) without Cause (as defined in the agreements) or by the executive for Good Reason (as defined in the agreement). In addition, these agreements state that in the event of a Potential Change in Control (defined as the time at which an agreement which would result in a change in control is signed, an acquisition attempt relating to us is publicly announced or there is an increase in the number of shares owned by one of our 10% shareholders by 5% or more), the executives have an obligation to remain in our employ until the earliest of (1) six months after the Potential Change in Control; (2) a change in control; (3) a termination of employment by us; or (4) a termination of employment by the employee for Good Reason (treating Potential Change in Control as a change in control for the purposes of determining whether the executive had a Good Reason) or due to death, disability or retirement. On September 23, 2004, all the outstanding severance protection agreements were amended and restated to provide that the Transactions did not constitute a change in control under the agreements, and that we would not terminate the agreements prior to the third anniversary of the closing of the Transactions.

Our 2004 Stock Incentive Plan

General

      The Company adopted the 2004 Stock Incentive Plan which permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards with respect to the Company, to employees, representatives or consultants of the Company or its affiliates. The awards available under the 2004 Stock Incentive Plan, together with Holdings’ equity incentive units, represent 20.0% of the fully-diluted equity of the Company at the closing of the Acquisition. Shares covered by awards that expire, terminate or lapse are again available for option or grant under the 2004 Stock Incentive Plan. The total number of shares of the Company’s common stock which may be issued under the 2004 Stock Incentive Plan is 67,409.

Administration

      The 2004 Stock Incentive Plan is administered by a committee of the board of directors or, in the sole discretion of the board of directors, the board of directors. The committee has the sole discretion to determine the employees, representatives and consultants to whom awards may be granted under the 2004 Stock Incentive Plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards will be granted by the committee to employees, representatives and consultants in such numbers and at such times during the term of the 2004 Stock Incentive Plan as the committee shall determine. The committee is authorized to interpret the 2004 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Stock Incentive Plan in the manner and to the extent the committee deems necessary or desirable.

Stock Options and Stock Appreciation Rights

      Options granted under the 2004 Stock Incentive Plan are vested and exercisable at such times and upon such terms and conditions as may be determined by the committee, but in no event will an option be exercisable more than 10 years after it is granted. The exercise price per share for any option awarded is determined by the committee, but not be less than 100% of the fair market value of a share on the day the option is granted with respect to incentive stock options.

      An option may be exercised by paying the exercise price in cash or its equivalent, and/or, to the extent permitted by the committee, shares, a combination of cash and shares or, if there is a public market for the shares, through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the option and to deliver to the Company an amount equal to the exercise price.

      The committee may grant stock appreciation rights independent of or in conjunction with an option. The exercise price of a stock appreciation right is an amount determined by the committee. Generally, each stock appreciation right entitles a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share over (2) the exercise price, times (ii) the number of shares covered by the stock appreciation right. Payment will be made in shares or in cash or partly in shares and partly in cash (any shares valued at fair market value), as determined by the committee.

      As of December 1, 2004, options to purchase 30,018 shares of the Company’s common stock (the “New Options”) were outstanding under the 2004 Stock Incentive Plan. The New Options were granted in part as “time options,” and in part as “performance options” which vest and become exercisable ratably on a yearly basis on each of the first five anniversaries following the date of grant, with 35% of the shares subject to the time options having an exercise price of $1,000 per share, with 30% of the shares subject to the performance options having an exercise price of $3,000 per share, and with the remainder of the shares granted in part as “liquidity options” having an exercise price of $1,000 per share and which shall become fully vested and exercisable upon the completion of any of certain designated business events, and in any event by the eighth anniversary of the date of grant. Any common stock for which such options are exercised are governed by a stockholders agreement, which is described below under “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

Other Stock-Based Awards

      The committee, in its sole discretion, may grant restricted stock, stock awards, stock appreciation rights, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, the shares of the Company. Such other stock-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Adjustments Upon Certain Events

      In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction, the committee, in its sole discretion, may adjust (i) the number or kind of shares or other securities that may be issued or reserved for issuance pursuant to the 2004 Stock Incentive Plan or pursuant to any outstanding awards, (ii) the option price or exercise price and/or (iii) any other affected terms of such awards. In the event of a change of control, the committee may, in its sole discretion, provide for the (i) termination of an award upon the consummation of the change of control, but only if such award has vested and been paid out or the participant has been permitted to exercise the option in full for a period of not less than 30 days prior to the change of control, (ii) acceleration of all or any portion of an award, (iii) payment of a cash amount in exchange for the cancellation of an award, which, in the case of options and stock appreciation rights, may equal the excess, if any, of the fair market value of the shares subject to such options or stock appreciation rights over the aggregate option price or grant price of such option or stock appreciation rights, and/or (iv) issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder.

Amendment and Termination

      The committee may amend or terminate the 2004 Stock Incentive Plan at any time, provided that no amendment or termination shall diminish any rights of a participant pursuant to a previously granted award without his or her consent, subject to the committee’s authority to adjust awards upon certain events (described under “Adjustments Upon Certain Events” above). No awards may be made under the 2004 Stock Incentive Plan after the tenth anniversary of the effective date of the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information with respect to the ownership of the equity of Vanguard as of December 1, 2004 by (1) each person (other than Holdings) known to own beneficially more than 5.0% of the equity of Vanguard, (2) each named executive officer, (3) each of our directors and (4) all executive officers and directors as a group. Vanguard Health Systems, Inc. owns 100% of the issued and outstanding common stock of the issuers.

      Notwithstanding the beneficial ownership of membership interests presented below, the limited liability company agreement of Holdings governs the members’ exercise of their voting rights with respect to election of directors and representatives and certain other material events. See “Certain Relationships and Related Party Transactions — Holdings Limited Liability Company Agreement.”

	Beneficial		Ownership
Name of Beneficial Owner	Ownership		Percentage

Blackstone Funds(1)	494,930		66.1%
MSCP Funds(2)	130,000		17.4%
Charles N. Martin Jr.(3)	40,000		5.3%
William L. Hough	10,995		1.5%
Joseph D. Moore	10,450		1.4%
Keith B. Pitts	11,000		1.5%
Kent H. Wallace	850		*
Neil P. Simpkins	—	(4)	— (4)
Benjamin J. Jenkins	—	(4)	— (4)
Michael A. Dal Bello	—	(4)	— (4)
Eric T. Fry	—	(5)	— (5)
All representatives and executive officers as a group (22 persons)	103,940		13.9%

*	Less than 1% of membership interests outstanding (excluding, in the case of all directors and executive officers as a group, shares beneficially owned by Blackstone).

(1)	Includes membership interests directly and indirectly owned by each of Blackstone FCH Capital Partners IV L.P., Blackstone FCH Capital Partners IV-A L.P., Blackstone FCH Capital Partners IV-B L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P., Blackstone Health Commitment Partners L.P. and Blackstone Health Commitment Partners-A L.P. (the “Blackstone Funds”), for which Blackstone Management Associates IV L.L.C. (“BMA”) is the general partner having voting and investment power over the membership interests held or controlled by each of the Blackstone Funds. Mr. Simpkins is a member of the board of representatives of Holdings, and a member of BMA and disclaims any beneficial ownership of membership interests beneficially owned by BMA. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the membership interests held or controlled by the Blackstone Funds. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such membership interests. The address of BMA and the Blackstone Funds is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	The MSCP Funds consist of Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P., Morgan Stanley Capital Investors III, L.P., Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., and Morgan Stanley Dean Witter Capital Investors IV, L.P. The address of each such entity is 1585 Broadway, New York, New York 10036.

(3)	The address of Charles N. Martin Jr. is 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee, 37215.

(4)	Messrs. Simpkins, Jenkins and Dal Bello are employees of Blackstone, but do not have investment or voting control over the shares beneficially owned by Blackstone.

(5)	Mr. Fry does not have investment or voting control over the shares beneficially owned by the MSCP Funds.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Holdings Limited Liability Company Agreement

      In the Transactions, Blackstone invested, and MSCP, Baptist and the Rollover Management Investors re-invested, in our company by subscribing for and purchasing Class A membership units in Holdings. In addition, at the closing of the Acquisition, the board of representatives of Holdings issued to certain Rollover Management Investors Class B, C and D membership units in Holdings as part of a new equity incentive program.

      Under the limited liability company agreement of Holdings, the board of representatives of Holdings consists of the five individuals identified under “Management — Representatives and Executive Officers.” At Blackstone’s election, the size of the board of representatives may be increased to nine members, with two additional representatives to be designated by Blackstone and two additional representatives to be independent representatives identified by our chief executive officer and acceptable to Blackstone. If at any time our chief executive officer is not Charles N. Martin, Jr., the Rollover Management Investors shall have the right to designate one representative to the board (the “Manager Representative”) so long as the Rollover Management Investors continue to own not less than 50% of the Class A units held by them immediately after the closing of the Acquisition. MSCP will continue to be entitled to nominate and elect one representative so long as MSCP continues to own not less than 50% of the Class A units it held immediately after the closing of the Acquisition.

      The limited liability company agreement of Holdings also has provisions relating to restrictions on transfer of securities, rights of first refusal, tag-along, drag-along, preemptive rights and affiliate transactions. At the closing of the Acquisition, the Company issued Class B, C and D warrants to Holdings, exercisable for the proportional percentage of equity represented by the related classes of membership units in Holdings. With respect to the Class B, C and D units only, the limited liability company agreement also has call provisions applicable in the event of certain termination events relating to a Rollover Management Investor’s employment.

Stockholders Agreement

      Recipients of options to purchase the Company’s common stock are required to enter into a stockholders agreement governing such grantees’ rights and obligations with respect to the common stock underlying such options. The provisions of the stockholders agreement are, with limited exceptions, similar to those set forth in the limited liability company agreement of Holdings, including certain restrictions on transfer of shares of common stock, rights of first refusal, call rights, tag-along rights and drag-along rights. The transfer restrictions apply until the earlier of the fifth anniversary of the date the stockholder becomes a party to the stockholders agreement, or a change in control of the Company. The right of first refusal provision gives the Company a right of first refusal at any time after the fifth anniversary of the date the stockholder became a party to the stockholders agreement and prior to the earlier of a change in control of the Company or a registered public offering of our common stock meeting certain specified criteria. The call provisions provide rights with respect to the shares of our common stock held by the stockholder, whether or not such shares were acquired upon the exercise of a New Option, except for shares received upon conversion of or in redemption for Class A membership units in Holdings pursuant to the limited liability company agreement of Holdings. Such call rights are applicable in the event of certain termination events relating to the grantee’s employment with the Company.

Transaction and Monitoring Fee Agreement

      In connection with the Transactions, Vanguard entered into a transaction and monitoring fee agreement with affiliates of Blackstone and Metalmark pursuant to which these affiliates provide certain structuring, advisory and management services to us. Under this agreement, Vanguard paid to Blackstone Management Partners IV L.L.C. (“BMP”) upon the closing of the Acquisition a transaction fee of $20.0 million. In consideration for ongoing consulting and management advisory services, Vanguard will be required to pay to BMP an annual fee of $4.0 million. In consideration for on-going consulting and management services Vanguard is required to pay to Metalmark Subadvisor LLC (“Metalmark SA”), an affiliate of Metalmark, an annual fee of $1.2 million for the first five years and thereafter an annual fee of $600,000. In the event or in anticipation of a change of control or initial public offering, BMP may elect at any time to have Vanguard pay to BMP and Metalmark SA lump sum cash payments equal to the present value (using a discount rate equal to the yield to maturity on the date of notice of such event of the class of outstanding U.S. government bonds having a final maturity closest to the tenth anniversary of such written notice) of all then-current and future fees payable to each of BMP and Metalmark SA under the agreement (assuming that the agreement terminates on the tenth anniversary of the closing of the Acquisition). In the event that BMP receives any additional fees in connection with an acquisition or disposition involving Vanguard, Metalmark SA will receive an additional fee equal to 15.0% of such fees paid to BMP or, if both parties provide equity financing in connection with the transaction, Metalmark SA will receive a portion of the aggregate fees payable by Vanguard, if any, based upon the amount of equity financing provided by Metalmark SA. The transaction and monitoring fee agreement also requires Vanguard to pay or reimburse BMP and Metalmark SA for reasonable expenses in connection with, and indemnify them for liabilities arising from, the engagement of BMP and Metalmark SA pursuant to and the performance by BMP and Metalmark SA of the services contemplated by, the transaction and monitoring fee agreement. The transaction and monitoring fee agreement will remain in effect with respect to each of BMP and Metalmark SA until the earliest of (1) BMP and Metalmark SA, as the case may be, beneficially owning less than 5.0% of Vanguard’s common equity on a fully diluted basis, (2) the completion of a lump-sum payout as described above or (3) termination of the agreement upon the mutual consent of BMP and/or Metalmark SA, as the case may be, and Vanguard. Upon termination of Metalmark SA as a party to the agreement, Metalmark SA will be entitled to the excess, if any, of 15.0% of the aggregate amount of fees paid to date to BMP under the agreement minus any monitoring fees already paid to Metalmark SA.

The Indemnification Agreement

      Pursuant to the indemnification agreement entered into concurrently with the Merger Agreement, MSCP and certain other of our stockholders and option holders (collectively, the “Indemnifying Parties”) have agreed to indemnify Holdings and its affiliates against certain liabilities which are submitted within 18 months of the closing of the Acquisition, including those resulting from certain claims relating to (1) the submission of improper bills to federal healthcare programs (other than losses relating to settlements of Medicare, Medicaid or Medi-Cal cost reports with fiscal intermediaries for such programs), or (2) violations of certain statutes for criminal acts involving federal healthcare programs occurring prior to closing of the Acquisition. Indemnification for losses from any such claims is subject to a $10.0 million deductible and to a $50.0 million cap.

Registration Rights Agreement

      In connection with the Transactions, the Company entered into a registration rights agreement with Blackstone, MSCP and other investors and the Rollover Management Investors, pursuant to which Blackstone and MSCP are entitled to certain demand registration rights and pursuant to which Blackstone, MSCP and other investors and the Rollover Management Investors are entitled to certain piggyback registration rights.

Related Party Transactions

      Charles N. Martin, Jr., the Company’s Chairman and Chief Executive Officer, beneficially owns in excess of 97.0% of the membership interests in The Healthcare Airplane Group, LLC. Prior to June 1, 2004, the Company purchased charter airplane services from The Healthcare Airplane Group, LLC. Total costs for such services incurred during the year ended June 30, 2004 and reported in the accompanying consolidated income statements approximated $630,000. The Company paid prevailing market rates for these charter services. The Healthcare Airplane Group, LLC reimbursed the Company approximately

$28,000 for employee benefits, various office services and working capital advances during the fiscal year ended June 30, 2004. Effective June 1, 2004, the Company purchased a Falcon Model 20F-731 jet from Healthcare Airplane Group, LLC for a purchase price of $6,479,230, which amount was equal to the appraised value of the jet plus applicable sales taxes.

      Prepaid expenses and other current assets in the accompanying consolidated balance sheets include receivables from various unrelated entities that are affiliated with certain of the Company’s officers of approximately $4,000 as of June 30, 2004. Such balances represent amounts due for rent and certain shared office services allocable to the affiliates.

      During fiscal 2004, the Company paid $4,000 of the out-of-pocket expenses of the MSCP Funds related to their review of the Company’s proposed transactions and reimbursement for filing fees paid on the Company’s behalf and travel and related expenses. The MSCP Funds owned 82.2% of the Company’s common stock as of June 30, 2004. In addition, one of the Company’s current directors, Eric T. Fry, and two previous directors, Howard I. Hoffen and Karen H. Bechtel, were during fiscal 2004 managing directors of Morgan Stanley & Co. Incorporated. During fiscal 2004 Eric T. Fry was a managing director of Morgan Stanley Private Equity, while Howard I. Hoffen was Chairman and Chief Executive Officer of Morgan Stanley Private Equity. Morgan Stanley & Co. Incorporated, Morgan Stanley Private Equity and Morgan Stanley Senior Funding, Inc. are affiliates of the MSCP Funds.

      During fiscal 2004, NetContent, Inc. reimbursed the Company approximately $44,000 for the Company’s full rental cost in connection with its month-to-month occupancy of certain office space in the Company’s headquarters not needed by the Company. In addition, during fiscal 2004, NetContent paid the Company approximately $17,000 to reimburse the Company for the costs of its phone use while occupying such office space in the Company’s headquarters and for an allocation in respect of the Company’s cost of certain office services. The Company’s Chairman & Chief Executive Officer, Charles N. Martin, Jr., owns 51% of the outstanding common stock of NetContent and is a member of its board of directors. Two of the Company’s other executive officers, Keith B. Pitts and James H. Spalding, own 30% and 19%, respectively, of the outstanding common stock of NetContent. Additionally, Mr. Pitts is a member of its board of directors; and Mr. Spalding is Secretary of NetContent and a member of its board of directors.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

      On the closing date of the Transactions, we entered into senior credit facilities provided by a syndicate of banks and other financial institutions with Banc of America Securities LLC and Citigroup Global Markets Inc. serving as joint lead arrangers and book runners, Bank of America, N.A., as administrative agent, Citicorp North America, Inc., as syndication agent and General Electric Capital Corporation, LaSalle Bank, National Association and Wachovia Bank, National Association, as co-documentation agents. The senior credit facilities provide financing of up to $1,050.0 million, consisting of

•	a $800.0 million initial term loan facility with a maturity of seven years; and

•	a $250.0 million revolving credit facility with a maturity of six years.

      In addition, upon the occurrence of certain events, we may request an incremental term loan facility or facilities in an amount not to exceed $300.0 million in the aggregate, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions.

      VHS Holdco II and Vanguard Holding Company II, Inc., our wholly-owned indirect subsidiaries, are the co-borrowers under the term loan facilities and the revolving credit facility. Loans under the initial term loan facility are available to VHS Holdco II as follows: (1) $475.0 million was borrowed on the closing date to finance the Acquisition, to refinance the existing indebtedness of Vanguard and to pay fees and expenses relating thereto; (2) up to $150.0 million is available to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days following the closing date and subject to certain other conditions and (3) for a period of one year following the closing date, an amount of up to $175.0 million is available for working capital, capital expenditures and other general corporate purposes. A portion of the revolving credit facility was made available to VHS Holdco II on the closing date, and borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans, was also available thereunder. We expect to utilize all or a portion of the $150 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts.

Interest Rate and Fees

      The borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the announced prime lending rate of Bank of America, N.A. and (2) the federal funds rate plus  1/2 of 1.0% or (b) a LIBOR determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings under (a) the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings and (b) the initial term loan facility is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings. Following delivery of our financial statements for our fiscal quarter ending March 31, 2005, the applicable margin for borrowings under the revolving credit facility may be reduced subject to our attaining certain leverage ratios. The applicable margin for borrowings under the initial term loan facility is not subject to adjustment.

      In addition to paying interest on outstanding principal under the senior credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%. We are also required to pay commitment fees to the lenders under the initial credit facility at a rate equal to (1) 0.75% in respect of the aggregate unutilized commitments under the $150.0 million term loan to finance the acquisition of hospitals and related businesses provided that any such acquisition occurs within 150 days and (2) 2.25% in respect of the unutilized commitments under the $175.0 million term facility for working capital, capital expenditures and other general corporate purposes. We also pay customary letter of credit fees.

Prepayments

      The senior credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% of our excess cash flow exceeding $1.0 million (which percentage will be reduced to 0% if our senior leverage ratio is less than 2.00 to 1.00);

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 365 days, subject to certain limitations;

•	100% of the net proceeds of any incurrence of debt other than debt permitted under the senior credit facilities; and

•	50% of the net proceeds of issuances of equity of VHS Holdco I, subject to certain exceptions (which percentage will be reduced to 25.0% if our leverage ratio is less than or equal to 5.00 to 1.00 but greater than or equal to 4.00 to 1.00 and to 0% if our leverage ratio is less than or equal to 4.00 to 1.00).

      We may voluntarily repay outstanding loans under the senior credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans, provided that the prepayment of loans under the initial term loan facility made at any time prior to the first anniversary of the closing date of this offering with proceeds of bank loan financing shall be subject to a premium of 1.0% of the aggregate principal amount of any such prepayment.

Amortization

      The initial term loan facility amortizes each year in an amount equal to 1.0% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior credit facilities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior credit facilities.

Guarantee and Security

      All obligations under the senior credit facilities are unconditionally guaranteed by Vanguard, VHS Holdco I and, subject to certain exceptions, each of VHS Holdco I’s existing and future domestic wholly-owned subsidiaries, referred to collectively as the U.S. Guarantors. The guarantee by Vanguard of the obligations under the senior credit facilities will be released automatically upon the release of Vanguard from its guarantees of the notes. Vanguard’s guarantees of the notes may be released at any time after this offering at the option of the issuers and Vanguard.

      All obligations under the senior credit facilities, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all the assets of VHS Holdco II and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of 100% of the membership interests of VHS Holdco II, 100% of the capital stock of substantially all U.S. Guarantors (other than VHS Holdco I), and 65% of the capital stock of each of VHS Holdco II’s non-U.S. subsidiaries that are directly owned by VHS Holdco II or one of the U.S. Guarantors; and

•	a security interest in substantially all tangible and intangible assets of VHS Holdco II and each U.S. Guarantor.

Certain Covenants and Events of Default

      The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of VHS Holdco I and its subsidiaries, to:

•	sell assets;

•	incur additional indebtedness or issue preferred stock;

•	repay other indebtedness (including the notes);

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness, including the notes;

•	change the business conducted by VHS Holdco I and its subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	hold no more than 30% of its total assets in subsidiaries which are not U.S. Guarantors;

•	enter into hedging agreements; and

•	issue certain capital stock.

      In addition, the senior credit facilities require us to maintain the following financial covenants: (1) a maximum total leverage ratio; (2) a minimum interest coverage ratio; (3) a maximum senior leverage ratio and (4) a maximum capital expenditures limitation.

      The senior credit facilities also contain certain customary affirmative covenants and events of default.

9 3/4% Senior Subordinated Notes

      On July 30, 2001, we received gross proceeds of $300.0 million through the issuance of our 9 3/4% senior subordinated notes due 2011. We commenced a tender offer to repurchase the 9 3/4% senior subordinated notes for cash. In connection with the tender offer, we also solicited the consent of the holders of the 9 3/4% notes to amend the indenture governing the 9 3/4% notes to eliminate substantially all of the restrictive covenants contained in the indenture. Irrevocable tenders and consents from the holders of approximately 99.7% of the outstanding notes were obtained as of the closing of the Transactions. The 9 3/4% senior subordinated notes not tendered in the tender offer will be redeemable at our option at any time from August 1, 2006 to July 31, 2009 at redemption prices ranging from 104.875% to 101.625%, plus accrued and unpaid interest. We may also redeem the notes on or after August 1, 2009 at a 100% redemption price plus accrued and unpaid interest. Interest on the notes is payable semi-annually on February 1 and August 1. The notes mature on August 1, 2011. We are not required to make mandatory redemption of, or sinking fund payments with respect to these notes, prior to such maturity date.

8.18% Convertible Subordinated Notes

      In January 2003, as part of the purchase price for our acquisition of the Baptist Health System in San Antonio, Texas, we issued approximately $17.6 million of our convertible subordinated notes that provide for annual interest payments at 8.18% until maturity on January 3, 2013. As part of the Transactions, our existing 8.18% convertible subordinated notes due 2013 were converted into equity interests and acquired by Holdings on the date of the Transactions.

THE SENIOR SUBORDINATED EXCHANGE OFFER

General

      The issuers hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the senior subordinated exchange offer), to exchange up to $575.0 million aggregate principal amount of our 9% Senior Subordinated Notes due 2014, which we refer to in this prospectus as the outstanding senior subordinated notes, for a like aggregate principal amount of our 9% Senior Subordinated Exchange Notes due 2014, which we refer to in this prospectus as the senior subordinated exchange notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The senior subordinated exchange offer is being made with respect to all of the outstanding senior subordinated notes.

      As of the date of this prospectus, $575.0 million aggregate principal amount of the outstanding senior subordinated notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about December 27, 2004 to all holders of outstanding senior subordinated notes known to us. Our obligation to accept outstanding senior subordinated notes for exchange pursuant to the senior subordinated exchange offer is subject to certain conditions set forth under “— Certain Conditions to the Senior Subordinated Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Senior Subordinated Exchange Offer

      We and the guarantors have entered into a registration rights agreement with the initial purchasers of the outstanding senior subordinated notes in which we and the guarantors agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding senior subordinated notes for senior subordinated exchange notes. We also agreed to use all commercially reasonable efforts to cause the senior subordinated exchange offer registration statement to become effective under the Securities Act no later than 270 days after the closing date and to keep the senior subordinated exchange offer open for a period of 20 business days. The senior subordinated exchange notes will have terms substantially identical to the outstanding senior subordinated notes, except that the senior subordinated exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding senior subordinated notes were issued on September 23, 2004.

      Under certain circumstances set forth in the registration rights agreement, we will use all commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding senior subordinated notes and keep the registration statement effective for up to two years after the date of the first issuance of the outstanding senior subordinated notes.

      If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding senior subordinated notes.

      Each holder of outstanding senior subordinated notes that wishes to exchange outstanding senior subordinated notes for transferable senior subordinated exchange notes in the senior subordinated exchange offer will be required to make the following representations:

•	any senior subordinated exchange notes will be acquired in the ordinary course of its business;

•	the holder will have no arrangements or understanding with any person to participate in the distribution of the senior subordinated exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the issuers or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the senior subordinated exchange notes; and

•	if the holder is a broker-dealer, that it will receive senior subordinated exchange notes for its own account in exchange for outstanding senior subordinated notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the senior subordinated exchange notes. See “Plan of Distribution.”

Resale of Senior Subordinated Exchange Notes

      Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that senior subordinated exchange notes issued under the senior subordinated exchange offer in exchange for outstanding senior subordinated notes may be offered for resale, resold and otherwise transferred by any senior subordinated exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of either of the issuers within the meaning of Rule 405 under the Securities Act;

•	the senior subordinated exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the senior subordinated exchange notes.

      Any holder who tenders in the senior subordinated exchange offer with the intention of participating in any manner in a distribution of the senior subordinated exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, for the resale or for other retransfer of senior subordinated exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding senior subordinated notes as a result of market-making activities or other trading activities may participate in the senior subordinated exchange offer. Each broker-dealer that receives senior subordinated exchange notes for its own account in exchange for outstanding senior subordinated notes, where the outstanding senior subordinated notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the senior subordinated exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of senior subordinated exchange notes.

Terms of the Senior Subordinated Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding senior subordinated notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of senior subordinated exchange notes in exchange for each $1,000 principal amount of outstanding senior subordinated notes surrendered under the senior subordinated exchange offer. Outstanding senior subordinated notes may be tendered only in integral multiples of $1,000.

      The form and terms of the senior subordinated exchange notes will be substantially identical to the form and terms of the outstanding senior subordinated notes except the senior subordinated exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The senior subordinated exchange notes will evidence the same debt as the outstanding senior subordinated notes. The senior subordinated exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding senior subordinated notes. Consequently, the outstanding senior subordinated notes and the senior subordinated exchange notes will be treated as a single class of debt securities under the indenture.

      The senior subordinated exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding senior subordinated notes being tendered for exchange.

      As of the date of this prospectus, $575.0 million aggregate principal amount of the outstanding senior subordinated notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding senior subordinated notes. There will be no fixed record date for determining registered holders of outstanding senior subordinated notes entitled to participate in the senior subordinated exchange offer.

      We intend to conduct the senior subordinated exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding senior subordinated notes that are not tendered for exchange in the senior subordinated exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding senior subordinated notes and the registration rights agreement, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the senior subordinated exchange offer.

      We will be deemed to have accepted for exchange properly tendered outstanding senior subordinated notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the senior subordinated exchange notes from us and delivering senior subordinated exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the senior subordinated exchange offer, and not to accept for exchange any outstanding senior subordinated notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Certain Conditions to the Senior Subordinated Exchange Offer.”

      Holders who tender outstanding senior subordinated notes in the senior subordinated exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding senior subordinated notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the senior subordinated exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the senior subordinated exchange offer.

Expiration Date; Extensions; Amendments

      The senior subordinated exchange offer will expire at 5:00 p.m., New York City time on January 26, 2005, unless in our sole discretion we extend it.

      In order to extend the senior subordinated exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding senior subordinated notes of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding senior subordinated notes;

•	to extend the senior subordinated exchange offer or to terminate the senior subordinated exchange offer and to refuse to accept outstanding senior subordinated notes not previously accepted if any of the conditions set forth below under “— Certain Conditions to the Senior Subordinated Exchange Offer” have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the senior subordinated exchange offer in any manner.

      Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding senior subordinated notes. If we amend the senior subordinated exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding senior subordinated notes of the amendment.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the senior subordinated exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Certain Conditions to the Senior Subordinated Exchange Offer

      Despite any other term of the senior subordinated exchange offer, we will not be required to accept for exchange, or issue any senior subordinated exchange notes for, any outstanding senior subordinated notes, and we may terminate the senior subordinated exchange offer as provided in this prospectus before accepting any outstanding senior subordinated notes for exchange if in our reasonable judgment:

•	the senior subordinated exchange notes to be received will not be tradable by the holder without restriction under the Securities Act, the Securities Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the senior subordinated exchange offer, or the making of any exchange by a holder of outstanding senior subordinated notes, violates applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the senior subordinated exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the senior subordinated exchange offer.

      In addition, we will not be obligated to accept for exchange the outstanding senior subordinated notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Senior Subordinated Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the senior subordinated exchange notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the senior subordinated exchange offer is open. Consequently, we may delay acceptance of any outstanding senior subordinated notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the senior subordinated exchange offer, and we may accept them for exchange. We will return any outstanding senior subordinated notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the senior subordinated exchange offer.

      We expressly reserve the right to amend or terminate the senior subordinated exchange offer, and to reject for exchange any outstanding senior subordinated notes not previously accepted for exchange, upon the occurrence of any of the conditions of the senior subordinated exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance, or termination to the holders of the outstanding senior subordinated notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

      In addition, we will not accept for exchange any outstanding senior subordinated notes tendered, and will not issue senior subordinated exchange notes in exchange for any outstanding senior subordinated notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

      Only a holder of outstanding senior subordinated notes may tender the outstanding senior subordinated notes in the senior subordinated exchange offer. To tender in the senior subordinated exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

      In addition, either:

•	the exchange agent must receive certificates for the outstanding senior subordinated notes along with the accompanying letter of transmittal prior to the expiration date; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding senior subordinated notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date.

      The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

      The method of delivery of outstanding senior subordinated notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding senior subordinated notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose outstanding senior subordinated notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding senior subordinated notes either:

•	make appropriate arrangements to register ownership of the outstanding senior subordinated notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding senior subordinated notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding senior subordinated notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

      If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding senior subordinated notes listed on the outstanding senior subordinated notes, the outstanding senior subordinated notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding senior subordinated notes and an eligible institution must guarantee the signature on the bond power.

      If the accompanying letter of transmittal or any outstanding senior subordinated notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the senior subordinated exchange offer electronically. They may do so by causing DTC to transfer the outstanding senior subordinated notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding senior subordinated notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

      We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding senior subordinated notes and withdrawal of tendered outstanding senior subordinated notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding senior subordinated notes not properly tendered or any outstanding senior subordinated notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding senior subordinated notes. Our interpretation of the terms and conditions of the senior subordinated exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding senior subordinated notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding senior subordinated notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding senior subordinated notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding senior subordinated notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue senior subordinated exchange notes for outstanding senior subordinated notes that we have accepted for exchange under the senior subordinated exchange offer only after the exchange agent timely receives:

•	outstanding senior subordinated notes or a timely book-entry confirmation of the outstanding senior subordinated notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding senior subordinated notes will represent or be deemed to have represented to us that, among other things:

•	any senior subordinated exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the senior subordinated exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the senior subordinated exchange notes;

•	if the holder is a broker-dealer that will receive senior subordinated exchange notes for its own account in exchange for outstanding senior subordinated notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of any senior subordinated exchange notes. See “Plan of Distribution”; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding senior subordinated notes at DTC for purposes of the senior subordinated exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding senior subordinated notes by causing DTC to transfer the outstanding senior subordinated notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding senior subordinated notes who are unable to deliver confirmation of the book-entry tender of their outstanding senior subordinated notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding senior subordinated notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their outstanding senior subordinated notes but whose outstanding senior subordinated notes are not immediately available or who cannot deliver their outstanding senior subordinated notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding senior subordinated notes and the principal amount of outstanding senior subordinated notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding senior subordinated notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding senior subordinated notes in proper form for transfer or a book-entry confirmation and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding senior subordinated notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, holders of outstanding senior subordinated notes may withdraw their tenders at any time prior to the expiration date.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “— Exchange Agent”, or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding senior subordinated notes to be withdrawn;

•	identify the outstanding senior subordinated notes to be withdrawn, including the principal amount of the outstanding senior subordinated notes; and

•	where certificates for outstanding senior subordinated notes have been transmitted, specify the name in which the outstanding senior subordinated notes were registered, if different from that of the withdrawing holder.

      If certificates for outstanding senior subordinated notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

      If outstanding senior subordinated notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding senior subordinated notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding senior subordinated notes so withdrawn not to have been validly tendered for exchange for purposes of the senior subordinated exchange offer. Any outstanding senior subordinated notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding senior subordinated notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding senior subordinated notes will be credited to an account maintained with DTC for outstanding senior subordinated notes, as soon as practicable after withdrawal, rejection of tender or termination of the senior subordinated exchange offer. Properly withdrawn, outstanding senior subordinated notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

      U.S. Bank National Association has been appointed as exchange agent for the senior subordinated exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

By Mail or Overnight Delivery:	By Facsimile:	By Hand Delivery:

U.S. Bank National Association	U.S. Bank National Association	U.S. Bank National Association
60 Livingston Avenue	60 Livingston Avenue	60 Livingston Avenue
St. Paul, MN 55107	St. Paul, MN 55107	St. Paul, MN 55107
Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.

(651) 495-8158

Confirm Receipt of
Facsimile by telephone
(800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the senior subordinated exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the senior subordinated exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the senior subordinated exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and Trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of outstanding senior subordinated notes under the senior subordinated exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding senior subordinated notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding senior subordinated notes tendered;

•	tendered outstanding senior subordinated notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding senior subordinated notes under the senior subordinated exchange offer.

      If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

      Holders of outstanding senior subordinated notes who do not exchange their outstanding senior subordinated notes for senior subordinated exchange notes under the senior subordinated exchange offer will remain subject to the restrictions on transfer of the outstanding senior subordinated notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding senior subordinated notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding senior subordinated notes.

      In general, you may not offer or sell the outstanding senior subordinated notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding senior subordinated notes under the Securities Act. Based on interpretations of the SEC staff, senior subordinated exchange notes issued in the senior subordinated exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the senior subordinated exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the senior subordinated exchange notes to be acquired in the senior subordinated exchange offer. Any holder who tenders in the senior subordinated exchange offer for the purpose of participating in a distribution of the senior subordinated exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

      We will record the senior subordinated exchange notes in our accounting records at the same carrying value as the outstanding senior subordinated notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the senior subordinated exchange offer. We will record the expenses of the senior subordinated exchange offer as incurred.

Other

      Participation in the senior subordinated exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered outstanding senior subordinated notes in open market or privately negotiated transactions, through subsequent senior subordinated exchange offers or otherwise. We have no present plans to acquire any outstanding senior subordinated notes that are not tendered in the senior subordinated exchange offer or to file a registration statement to permit resales of any untendered outstanding senior subordinated notes.

THE SENIOR DISCOUNT EXCHANGE OFFER

General

      We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the senior discount exchange offer), to exchange up to $216.0 million aggregate principal amount at maturity of our 11 1/4% Senior Discount Notes due 2015, which we refer to in this prospectus as the outstanding senior discount notes, for a like aggregate principal amount at maturity of our 11 1/4% Senior Discount Exchange Notes due 2015, which we refer to in this prospectus as the senior discount exchange notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The senior discount exchange offer is being made with respect to all of the outstanding senior discount notes.

      As of the date of this prospectus, $216.0 million aggregate principal amount at maturity of the outstanding senior discount notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about December 27, 2004 to all holders of outstanding senior discount notes known to us. Our obligation to accept outstanding senior discount notes for exchange pursuant to the senior discount exchange offer is subject to certain conditions set forth under “— Certain Conditions to the Senior Discount Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Senior Discount Exchange Offer

      We and the guarantor have entered into a registration rights agreement with the initial purchasers of the outstanding senior discount notes in which we and the guarantor agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding senior discount notes for senior discount exchange notes. We also agreed to use all commercially reasonable efforts to cause the senior discount exchange offer registration statement to become effective under the Securities Act no later than 270 days after the closing date and to keep the senior discount exchange offer open for a period of 20 business days. The senior discount exchange notes will have terms substantially identical to the outstanding senior discount notes, except that the senior discount exchange notes will not contain terms with respect to transfer restrictions, registration rights and special interest for failure to observe certain obligations in the registration rights agreement. The outstanding senior discount notes were issued on September 23, 2004.

      Under certain circumstances set forth in the registration rights agreement, we will use all commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding senior discount notes and keep the registration statement effective for up to two years after the date of the first issuance of the outstanding senior discount notes.

      If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding senior discount notes.

      Each holder of outstanding senior discount notes that wishes to exchange outstanding senior discount notes for transferable senior discount exchange notes in the senior discount exchange offer will be required to make the following representations:

•	any senior discount exchange notes will be acquired in the ordinary course of its business;

•	the holder will have no arrangements or understanding with any person to participate in the distribution of the senior discount exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of the issuers or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the senior discount exchange notes; and

•	if the holder is a broker-dealer, that it will receive senior discount exchange notes for its own account in exchange for outstanding senior discount notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the senior discount exchange notes. See “Plan of Distribution.”

Resale of Senior Discount Exchange Notes

      Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that senior discount exchange notes issued under the senior discount exchange offer in exchange for outstanding senior discount notes may be offered for resale, resold and otherwise transferred by any senior discount exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of the issuers within the meaning of Rule 405 under the Securities Act;

•	the senior discount exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the senior discount exchange notes.

      Any holder who tenders in the senior discount exchange offer with the intention of participating in any manner in a distribution of the senior discount exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, for the resale or for other retransfer of senior discount exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding senior discount notes as a result of market-making activities or other trading activities may participate in the senior discount exchange offer. Each broker-dealer that receives senior discount exchange notes for its own account in exchange for outstanding senior discount notes, where the outstanding senior discount notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the senior discount exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of senior discount exchange notes.

Terms of the Senior Discount Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding senior discount notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount at maturity of senior discount exchange notes in exchange for each $1,000 principal amount at maturity of outstanding senior discount notes surrendered under the senior discount exchange offer. Outstanding senior discount notes may be tendered only in integral multiples of $1,000.

      The form and terms of the senior discount exchange notes will be substantially identical to the form and terms of the outstanding senior discount notes except the senior discount exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The senior discount exchange notes will evidence the same debt as the outstanding senior discount notes. The senior discount exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding senior discount notes. Consequently, the outstanding senior discount notes and the senior discount exchange notes will be treated as a single class of debt securities under the indenture.

      The senior discount exchange offer is not conditioned upon any minimum aggregate principal amount at maturity of outstanding senior discount notes being tendered for exchange.

      As of the date of this prospectus, $216.0 million aggregate principal amount at maturity of the outstanding senior discount notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding senior discount notes. There will be no fixed record date for determining registered holders of outstanding senior discount notes entitled to participate in the senior discount exchange offer.

      We intend to conduct the senior discount exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding senior discount notes that are not tendered for exchange in the senior discount exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding senior discount notes and the registration rights agreement, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the senior discount exchange offer.

      We will be deemed to have accepted for exchange properly tendered outstanding senior discount notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the senior discount exchange notes from us and delivering senior discount exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the senior discount exchange offer, and not to accept for exchange any outstanding senior discount notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Certain Conditions to the Senior Discount Exchange Offer.”

      Holders who tender outstanding senior discount notes in the senior discount exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding senior discount notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the senior discount exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the senior discount exchange offer.

Expiration Date; Extensions; Amendments

      The senior discount exchange offer will expire at 5:00 p.m., New York City time on January 26, 2005, unless in our sole discretion we extend it.

      In order to extend the senior discount exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding senior discount notes of the extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding senior discount notes;

•	to extend the senior discount exchange offer or to terminate the senior discount exchange offer and to refuse to accept outstanding senior discount notes not previously accepted if any of the conditions set forth below under “— Certain Conditions to the Senior Discount Exchange Offer” have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the senior discount exchange offer in any manner.

      Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding senior discount notes. If we amend the senior discount exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding senior discount notes of the amendment.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the senior discount exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Certain Conditions to the Senior Discount Exchange Offer

      Despite any other term of the senior discount exchange offer, we will not be required to accept for exchange, or issue any senior discount exchange notes for, any outstanding senior discount notes, and we may terminate the senior discount exchange offer as provided in this prospectus before accepting any outstanding senior discount notes for exchange if in our reasonable judgment:

•	the senior discount exchange notes to be received will not be tradable by the holder without restriction under the Securities Act, the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the senior discount exchange offer, or the making of any exchange by a holder of outstanding senior discount notes, violates applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the senior discount exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the senior discount exchange offer.

      In addition, we will not be obligated to accept for exchange the outstanding senior discount notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Senior Discount Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the senior discount exchange notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the senior discount exchange offer is open. Consequently, we may delay acceptance of any outstanding senior discount notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the senior discount exchange offer, and we may accept them for exchange. We will return any outstanding senior discount notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the senior discount exchange offer.

      We expressly reserve the right to amend or terminate the senior discount exchange offer, and to reject for exchange any outstanding senior discount notes not previously accepted for exchange, upon the occurrence of any of the conditions of the senior discount exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance, or termination to the holders of the outstanding senior discount notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

      These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion.

If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

      In addition, we will not accept for exchange any outstanding senior discount notes tendered, and will not issue senior discount exchange notes in exchange for any outstanding senior discount notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

      Only a holder of outstanding senior discount notes may tender the outstanding senior discount notes in the senior discount exchange offer. To tender in the senior discount exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

      In addition, either:

•	the exchange agent must receive certificates for the outstanding senior discount notes along with the accompanying letter of transmittal prior to the expiration date; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding senior discount notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date.

      The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

      The method of delivery of outstanding senior discount notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding senior discount notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose outstanding senior discount notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding senior discount notes either:

•	make appropriate arrangements to register ownership of the outstanding senior discount notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding senior discount notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding senior discount notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

      If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding senior discount notes listed on the outstanding senior discount notes, the outstanding senior discount notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding senior discount notes and an eligible institution must guarantee the signature on the bond power.

      If the accompanying letter of transmittal or any outstanding senior discount notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the senior discount exchange offer electronically. They may do so by causing DTC to transfer the outstanding senior discount notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding senior discount notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

      We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding senior discount notes and withdrawal of tendered outstanding senior discount notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding senior discount notes not properly tendered or any outstanding senior discount notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding senior discount notes. Our interpretation of the terms and conditions of the senior discount exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding senior discount notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding senior discount notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding senior discount notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding senior discount notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue senior discount exchange notes for outstanding senior discount notes that we have accepted for exchange under the senior discount exchange offer only after the exchange agent timely receives:

•	outstanding senior discount notes or a timely book-entry confirmation of the outstanding senior discount notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding senior discount notes will represent or be deemed to have represented to us that, among other things:

•	any senior discount exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the senior discount exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the senior discount exchange notes;

•	if the holder is a broker-dealer that will receive senior discount exchange notes for its own account in exchange for outstanding senior discount notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of any senior discount exchange notes. See “Plan of Distribution”; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding senior discount notes at DTC for purposes of the senior discount exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding senior discount notes by causing DTC to transfer the outstanding senior discount notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding senior discount notes who are unable to deliver confirmation of the book-entry tender of their outstanding senior discount notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding senior discount notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their outstanding senior discount notes but whose outstanding senior discount notes are not immediately available or who cannot deliver their outstanding senior discount notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding senior discount notes and the principal amount at maturity of outstanding senior discount notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding senior discount notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding senior discount notes in proper form for transfer or a book-entry confirmation and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding senior discount notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, holders of outstanding senior discount notes may withdraw their tenders at any time prior to the expiration date.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “— Exchange Agent”, or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding senior discount notes to be withdrawn;

•	identify the outstanding senior discount notes to be withdrawn, including the principal amount at maturity of the outstanding senior discount notes; and

•	where certificates for outstanding senior discount notes have been transmitted, specify the name in which the outstanding senior discount notes were registered, if different from that of the withdrawing holder.

      If certificates for outstanding senior discount notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

      If outstanding senior discount notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding senior discount notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding senior discount notes so withdrawn not to have been validly tendered for exchange for purposes of the senior discount exchange offer. Any outstanding senior discount notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding senior discount notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding senior discount notes will be credited to an account maintained with DTC for outstanding senior discount notes, as soon as practicable after withdrawal, rejection of tender or termination of the senior discount exchange offer. Properly withdrawn, outstanding senior discount notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

      U.S. Bank National Association has been appointed as exchange agent for the senior discount exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

By Mail or Overnight Delivery:	By Facsimile:	By Hand Delivery:
U.S. Bank National Association	U.S. Bank National Association	U.S. Bank National Association
60 Livingston Avenue	60 Livingston Avenue	60 Livingston Avenue
St. Paul, MN 55107	St. Paul, MN 55107	St. Paul, MN 55107
Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.	Attn: Specialized Finance Dept.
(651) 495-8158 Confirm Receipt of Facsimile by telephone (800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the senior discount exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the senior discount exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the senior discount exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and Trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of outstanding senior discount notes under the senior discount exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding senior discount notes for principal amounts at maturity not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding senior discount notes tendered;

•	tendered outstanding senior discount notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding senior discount notes under the senior discount exchange offer.

      If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

      Holders of outstanding senior discount notes who do not exchange their outstanding senior discount notes for senior discount exchange notes under the senior discount exchange offer will remain subject to the restrictions on transfer of the outstanding senior discount notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding senior discount notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding senior discount notes.

      In general, you may not offer or sell the outstanding senior discount notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding senior discount notes under the Securities Act. Based on interpretations of the SEC staff, senior discount exchange notes issued in the senior discount exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the senior discount exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the senior discount exchange notes to be acquired in the senior discount exchange offer. Any holder who tenders in the senior discount exchange offer for the purpose of participating in a distribution of the senior discount exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

      We will record the senior discount exchange notes in our accounting records at the same carrying value as the outstanding senior discount notes, which is the aggregate principal amount at maturity, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the senior discount exchange offer. We will record the expenses of the senior discount exchange offer as incurred.

Other

      Participation in the senior discount exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered outstanding senior discount notes in open market or privately negotiated transactions, through subsequent senior discount exchange offers or otherwise. We have no present plans to acquire any outstanding senior discount notes that are not tendered in the senior discount exchange offer or to file a registration statement to permit resales of any untendered outstanding senior discount notes.

DESCRIPTION OF SENIOR SUBORDINATED EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the following terms refer to the following entities, and not to any of their respective subsidiaries:

•	“Vanguard” refers only to Vanguard Health Systems, Inc.,

•	“VHS Holdco I” refers only to Vanguard Health Holding Company I, LLC,

•	“VHS Holdco II” refers only to Vanguard Health Holding Company II, LLC,

•	“Subordinated Notes Co-Issuer” refers only to Vanguard Holding Company II, Inc., a wholly-owned subsidiary of VHS Holdco II with nominal assets which conducts no operations, and

•	the term “Issuers” refers to VHS Holdco II and Subordinated Notes Co-Issuer as co-issuers of the Senior Subordinated Notes (each of such Issuers, an “Issuer”).

For purposes of this description, the term “Senior Subordinated Notes” refers to the Senior Subordinated Notes due 2014, including the outstanding senior subordinated notes and the senior subordinated exchange notes.

      The outstanding senior subordinated notes were, and the senior subordinated exchange notes will be, issued under an indenture dated September 23, 2004, as same may be amended and supplemented by one or more supplemental indentures from time to time (the “Senior Subordinated Indenture”) among the Issuers, VHS Holdco I, Vanguard, the Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Trustee”).

      The terms of the Senior Subordinated Notes include those stated in the Senior Subordinated Indenture and those made part of the Senior Subordinated Indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the Senior Subordinated Indenture and does not restate the Senior Subordinated Indenture in its entirety. We urge you to read the Senior Subordinated Indenture because it, and not this description, defines your rights as holders of the Senior Subordinated Notes. Copies of the Senior Subordinated Indenture are available as set forth under “Available Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Senior Subordinated Indenture.

      The registered holder of any Senior Subordinated Note is treated as the owner of it for all purposes. Only registered holders have rights under the Senior Subordinated Indenture.

Brief Description of Senior Subordinated Notes

      The Senior Subordinated Notes are:

•	unsecured general obligations of the Issuers;

•	guaranteed by Vanguard, VHS Holdco I and certain Subsidiaries of the Issuers, on a senior subordinated basis as described below;

•	subordinated in right of payment to all existing and future Senior Debt of the Issuers; and

•	pari passu in right of payment with any senior subordinated Indebtedness of the Issuers.

      As of September 30, 2004, as a result of the Transactions, the Issuers and their Subsidiaries, had outstanding total Senior Debt of approximately $479.8 million, all of which would have been secured. An additional $250.0 million net of outstanding letters of credit of $27.7 million, or $222.3 million, would have been available for borrowing pursuant to the revolving credit facility under the Credit Agreement, an additional $150.0 million would have been available for borrowing pursuant to a delayed draw term facility under the Credit Agreement (which may be drawn within 150 days after the Issue Date to finance the acquisition of hospital properties and related properties, to fund working capital and capital expenditures in connection therewith and, to the extent of any excess availability, to fund the Issuers’ working capital, capital expenditures and general corporate needs), and an additional $175.0 million would have been available for borrowing pursuant to a delayed draw term loan facility under the Credit Agreement (which may be drawn at any time prior to the first anniversary of the Issue Date for working capital and general corporate requirements, including permitted acquisitions), all of which borrowings would be secured. As indicated above and as discussed in more detail below under the caption “— Subordination”, payments on the Senior Subordinated Notes are subordinated to the payment of Senior Debt. The Senior Subordinated Indenture permits the Issuers to incur additional Senior Debt. The Senior Subordinated Notes are also structurally subordinated to the liabilities of Subsidiaries of the Issuers that are not Guarantors of the Issuers’ obligations under the Senior Subordinated Notes. The Guarantee by Vanguard is provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the Senior Subordinated Indenture by furnishing financial information relating to Vanguard and, accordingly, you should not assign any value to Vanguard’s Guarantee.

Principal, Maturity and Interest

      The Senior Subordinated Notes are limited in aggregate principal amount to $575.0 million. The Senior Subordinated Indenture governing the Senior Subordinated Notes provides for the issuance of additional Senior Subordinated Notes having identical terms and conditions to the existing Senior Subordinated Notes (the “Additional Senior Subordinated Notes”), subject to compliance with the covenants contained in the Senior Subordinated Indenture. Any Additional Senior Subordinated Notes will be part of the same issue as the Senior Subordinated Notes and will vote on all matters with the Senior Subordinated Notes. The Senior Subordinated Notes will mature on October 1, 2014.

      The Senior Subordinated Notes are issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

      Interest on the Senior Subordinated Notes accrues at the rate of 9% per annum. Interest is payable semi-annually in arrears on April 1 and October 1, commencing on April 1, 2005. The Issuers make each interest payment to the holders of record of the Senior Subordinated Notes on the immediately preceding March 15 and September 15.

      Interest on the Senior Subordinated Notes accrues from September 23, 2004 or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Senior Subordinated Notes

      If a holder has given wire transfer instructions to the Issuers, the Issuers pay all principal, interest and premium and Additional Interest, if any, on that holder’s Senior Subordinated Notes in accordance with those instructions. All other payments on Senior Subordinated Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Senior Subordinated Notes

      The Trustee is initially acting as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange Senior Subordinated Notes in accordance with the Senior Subordinated Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Subordinated Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

Subordination

      The payment of principal, interest and premium, Additional Interest, if any, and any other monetary Obligations on, or relating to, the Senior Subordinated Notes and the payment of any Guarantee are subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of the Issuers or the relevant Guarantor (including Vanguard and VHS Holdco I), as the case may be, including all obligations of the Issuers and the Guarantors under the Credit Agreement and any and all Senior Debt incurred after the Issue Date. The Senior Subordinated Notes are effectively subordinated to any secured Indebtedness of the Issuers to the extent of the value of the assets securing such Indebtedness and also are structurally subordinated to the liabilities of Subsidiaries of the Issuers that are not Guarantors of the Issuers’ obligations under the Senior Subordinated Notes. Payments (and distributions of any kind or character) by the Issuers of, on or with respect to principal, interest, premium, Additional Interest, if any, and other monetary Obligations on, or relating to, the Senior Subordinated Notes are referred to herein as “Subordinated Note Payments.” Senior Debt of Vanguard and VHS Holdco I also includes the Senior Discount Notes.

      At September 30, 2004 after giving effect to the Transactions,

•	the Issuers and their Subsidiaries had $479.8 million aggregate principal amount of Senior Debt outstanding (excluding unused commitments), all of which was secured Indebtedness;

•	the Issuers and their Subsidiaries had no Indebtedness outstanding ranking pari passu with the Senior Subordinated Notes, and no Subordinated Indebtedness outstanding; and

•	the Subsidiaries of the Issuers that are not Guarantors had total Indebtedness of approximately $150.9 million (excluding intercompany liabilities of Subsidiaries that are not Guarantors).

      Although the Senior Subordinated Indenture contains limitations on the amount of additional Indebtedness which VHS Holdco II and its Restricted Subsidiaries, including the Subordinated Notes Co-Issuer, may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.” The Senior Subordinated Indenture does not regulate any activities of VHS Holdco I or Vanguard and does not impose any limits on the amount of additional Indebtedness which may be incurred by VHS Holdco I or Vanguard.

      A significant portion of the operations of VHS Holdco II is conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor (or the Subordinated Notes Co-Issuer), claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuers, including holders of the Senior Subordinated Notes. The Senior Subordinated Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuers that are not Guarantors. Although the Senior Subordinated Indenture limits the incurrence of indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of the Issuers’ Subsidiaries, such limitation is subject to a number of significant qualifications.

      The holders of Senior Debt are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is an allowed or allowable claim under applicable law) before the holders of Senior Subordinated Notes are entitled to receive any Subordinated Note Payments (other than Permitted Junior Securities) on or with respect to the Senior Subordinated Notes, in the event of any distribution to creditors of the Issuers:

(1) in a total or partial liquidation, dissolution or winding up of the Issuers;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuers or their property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Issuers’ assets and liabilities.

      The Issuers also may not make any Subordinated Note Payments (other than Permitted Junior Securities) in respect of the Senior Subordinated Notes if:

(1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative with respect to such Designated Senior Debt.

      Subordinated Note Payments may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived (so long as no other event of default exists) or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

      No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice and all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Senior Subordinated Notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

      If the Trustee or any holder of the Senior Subordinated Notes receives a Subordinated Note Payment when the payment is prohibited by these subordination provisions the Trustee or the holder, as the case may be, will hold such Subordinated Note Payment in trust for the benefit of the holders of Senior Debt and deliver the Subordinated Note Payment to the holders of Senior Debt or their proper Representative.

      The Issuers must promptly notify holders of Senior Debt or the Representative of such holders if payment of the Senior Subordinated Notes is accelerated because of an Event of Default; provided that any delay or failure to give such notice shall have no effect whatsoever on the subordination provisions described herein.

      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuers, holders of Senior Subordinated Notes may recover less ratably against the Issuers than creditors of the Issuers who are holders of Senior Debt. The obligations of the Guarantors under their Guarantees (described below) are unsecured senior subordinated obligations. As such, the rights of holders of the Senior Subordinated Notes to receive payment by a Guarantor pursuant to its Guarantee are subordinated in right of payment to the rights of holders of Senior Debt of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuers’ obligations under the Senior Subordinated Notes apply equally to each Guarantor and each

Guarantor’s obligations under its Guarantee. See “Risk Factors — Risks Relating to the Exchange Notes — Your right to receive payments on the senior subordinated notes is junior to all senior indebtedness of the issuers of the senior subordinated notes and all senior indebtedness of the guarantors of the senior subordinated notes, including their obligations under the senior credit facilities and other existing and future senior debt.”

Guarantees

General

      The obligations of the Issuers pursuant to the Senior Subordinated Notes, including any repurchase obligation resulting from a Change of Control, are unconditionally guaranteed on an unsecured senior subordinated basis by each of VHS Holdco I and Vanguard, jointly and severally with the subsidiary guarantors described below. The Guarantee by Vanguard is being provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the Senior Subordinated Indenture governing the Senior Subordinated Notes by furnishing financial information relating to Vanguard instead of the Issuers and, accordingly, you should not assign any value to such Guarantee. The Guarantee by Vanguard may be released at any time after the offering at the option of the Issuers and Vanguard.

      The obligations of the Issuers pursuant to the Senior Subordinated Notes also are unconditionally guaranteed, jointly and severally, on an unsecured senior subordinated basis, by each Restricted Subsidiary of VHS Holdco II (other than a Foreign Subsidiary) that guarantees the obligations of any borrower under the Credit Agreement. Notwithstanding the foregoing, the guarantee by Vanguard Health Financial Company, Inc., and any claims thereunder, is pari passu with any claim, right or entitlement that the United States Government or Internal Revenue Service may have with respect to the assets of Vanguard Health Financial Company, Inc. in connection with the closing agreement to be entered into under Section 7121 of the Code between Vanguard Health Financial Company, Inc. and the Commissioner of Internal Revenue with respect to the election under Section 953(d) of the Code made (or to be made) by Volunteer Insurance, Ltd.; provided, however, that such pari passu treatment shall apply to no more than an amount of assets of Vanguard Health Financial Company, Inc. with an adjusted basis equal to 10% of the gross income (as defined in such closing agreement) of Volunteer Insurance, Ltd.

      Each Guarantee of a Subsidiary Guarantor is limited to the maximum amount that would not, after giving effect to all Senior Debt of such Subsidiary Guarantor, render the Guarantors’ obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Subsidiary Guarantor’s obligation under its Guarantee could be significantly less than amounts payable with respect to the Senior Subordinated Notes, or a Subsidiary Guarantor may have effectively no obligation under its Note Guarantee. See “Risk Factors — Risks Relating to the Exchange Notes — Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.”

      Each Guarantee is subordinated to the Senior Debt of the Guarantors on the same basis as the Senior Subordinated Notes are subordinated to the Senior Debt of the Issuers.

      Upon the occurrence of the guarantee by any Restricted Subsidiary of the obligations of any borrower under the Credit Agreement, VHS Holdco II will cause each such Restricted Subsidiary (other than a Securitization Subsidiary) to execute a Guarantee satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee may require, including, without limitation, opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; provided that the guarantee provided by such Restricted Subsidiary in respect of the Credit Agreement shall be senior to its Guarantee pursuant to subordination provisions substantially as contained in the Senior Subordinated Indenture.

Release

      A Subsidiary Guarantor shall be automatically and unconditionally released and discharged from all of its obligations under its Guarantee of the Senior Subordinated Notes if:

(a) (1) all of its assets or Capital Stock is sold or transferred, in each case in a transaction in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(2) the Guarantor merges with or into, or consolidates with or amalgamates with, or transfers all or substantially all of its assets to, another Person in compliance with the covenant described under “Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(3) (A) the Subsidiary Guarantor’s guarantee of the Credit Agreement is released or such release is authorized under the Credit Agreement and the administrative agent under the Credit Agreement has agreed to release such guarantee subject only to, and promptly following, the release of such Subsidiary Guarantor’s Guarantee or (B) the Indebtedness that resulted in the creation of such Guarantee is released or discharged; or

(4) such Subsidiary Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Senior Subordinated Indenture; and

(b) in the case of (a)(1), (2), or (3) above, such Subsidiary Guarantor is released from its guarantee of the Credit Agreement or such release is authorized under the Credit Agreement and the administrative agent under the Credit Agreement has agreed to release such guarantee subject only to, and promptly following, the release of such Subsidiary Guarantor’s Guarantee.

      VHS Holdco I shall be automatically and unconditionally released and discharged from all of its obligations under its Guarantee of the Senior Subordinated Notes only if the conditions described in paragraphs (a)(1) or (3)(A) are satisfied with respect to VHS Holdco I.

      Notwithstanding the foregoing, if any Guarantor is released from its Guarantee pursuant to paragraph (a)(1), (2) or (3) above, and such Guarantor is not released from its guarantee of the Credit Agreement within 30 days after the release of its Guarantee, then such Guarantor shall immediately provide a Guarantee under the Senior Subordinated Indenture until such Guarantor’s guarantee under the Credit Agreement is released.

Additional Senior Subordinated Notes

      Subject to the covenants described below, the Issuers may issue Senior Subordinated Notes under the Senior Subordinated Indenture having the same terms in all respects as the existing Senior Subordinated Notes. The Senior Subordinated Notes and any Additional Senior Subordinated Notes would be treated as a single class for all purposes under the Senior Subordinated Indenture and would vote together as one class, except as otherwise provided below, on all matters with respect to the Senior Subordinated Notes.

Optional Redemption

      At any time on or prior to October 1, 2007, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes issued under the Senior Subordinated Indenture at a redemption price of 109% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, in each case, with the net cash proceeds of one or more Equity Offerings (1) by the Issuers or (2) by any direct or indirect parent of VHS Holdco II, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of VHS Holdco II or used to purchase Capital Stock (other than Disqualified Stock) of VHS Holdco II from it; provided that:

(1) at least 65% of the aggregate principal amount of Senior Subordinated Notes issued under the Senior Subordinated Indenture remains outstanding immediately after the occurrence of such redemption (excluding Senior Subordinated Notes held by the Issuers and their Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      The Senior Subordinated Notes may be redeemed, in whole or in part, at any time prior to October 1, 2009 at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

      On or after October 1, 2009 the Issuers may redeem all or a part of the Senior Subordinated Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Senior Subordinated Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage

2009	104.500%
2010	103.000%
2011	101.500%
2012 and thereafter	100.000%

      The Issuers may acquire Senior Subordinated Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Senior Subordinated Indenture.

Mandatory Redemption

      The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of Senior Subordinated Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Senior Subordinated Notes pursuant to a Change of Control Offer on the terms set forth in the Senior Subordinated Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Senior Subordinated Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Senior Subordinated Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Senior Subordinated Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Senior Subordinated Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Senior Subordinated

Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Senior Subordinated Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Senior Subordinated Indenture by virtue of such conflict.

      On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Subordinated Notes or portions of Senior Subordinated Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Senior Subordinated Notes or portions of Senior Subordinated Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Senior Subordinated Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Senior Subordinated Notes or portions of Senior Subordinated Notes being purchased by the Issuers.

      The paying agent will promptly mail to each holder of Senior Subordinated Notes properly tendered the Change of Control Payment for such Senior Subordinated Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Senior Subordinated Note equal in principal amount to any unpurchased portion of the Senior Subordinated Notes surrendered, if any; provided that each new Senior Subordinated Note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

      Prior to complying with any provisions of this covenant, but in any event within 90 days following any Change of Control, the Issuers covenant to:

(1) repay in full in cash or Cash Equivalents all Obligations, and terminate all commitments, under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full in cash or Cash Equivalents all Obligations, and terminate all commitments, under the Credit Agreement and all other such Senior Debt and to repay in full in cash of Cash Equivalents the Obligations owed to (and terminate the commitments of) each lender that has accepted such offer; or

(2) obtain the requisite consents under the Credit Agreement and all other such Senior Debt to permit the repurchase of the Senior Subordinated Notes as provided above.

      The Credit Agreement contains, and future debt of the Issuers or the Guarantors may contain, limitations on certain events that would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of the Senior Subordinated Notes of their right to require the Issuers to repurchase their Senior Subordinated Notes could cause a default under existing or future debt of the Issuers or the Guarantors, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, the Issuers’ ability to pay cash to holders of the Senior Subordinated Notes upon a repurchase may be limited by the Issuers’ and the Guarantors’ financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Issuers’ failure to purchase Senior Subordinated Notes in connection with a Change of Control would result in a default under the Senior Subordinated Indenture. Such a default would, in turn, constitute a default under the Issuers’ existing debt, and may constitute a default under future debt as well. The Issuers’ obligation to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the Senior Subordinated Notes.

      The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Senior Subordinated Indenture are applicable. Except as described above with respect to a Change of Control, the Senior Subordinated Indenture contains no provisions that permit the holders of the Senior Subordinated Notes to require that the Issuers repurchase or redeem the Senior Subordinated Notes in the event of a takeover, recapitalization or similar transaction.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Subordinated Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Subordinated Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer, and such Change of Control Offer is otherwise made in compliance with the provisions of this covenant.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of VHS Holdco II and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Subordinated Notes to require the Issuers to repurchase its Senior Subordinated Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of VHS Holdco II and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) VHS Holdco II (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined in good faith by the principal financial officer of VHS Holdco II or, in the case of assets and Equity Interests having a value in excess of $10.0 million, by the Board of Directors of VHS Holdco II) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by VHS Holdco II or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

      The amount of (1) any liabilities (as shown on VHS Holdco II’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of VHS Holdco II or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Subordinated Notes) that are assumed by the transferee of any such assets and for which VHS Holdco II and all Restricted Subsidiaries have been validly released by all creditors in writing, (2) any securities received by VHS Holdco II or such Restricted Subsidiary from such transferee that are converted by VHS Holdco II or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the receipt thereof and (3) any Designated Non-cash Consideration received by VHS Holdco II or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by VHS Holdco II), taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 1.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of clause (2) above and for no other purpose.

      Notwithstanding the foregoing, the 75% limitation referred to in clause (2) above shall not apply to any Asset Sale in which the amount of consideration of the type referred to in clause (2) above received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with aforementioned 75% limitation.

      Within 365 days after the receipt of any Net Proceeds by VHS Holdco II or any Restricted Subsidiary from an Asset Sale, VHS Holdco II or such Restricted Subsidiary may apply those Net Proceeds at its option to:

(1) permanently reduce Obligations under Senior Debt of the Issuers (including any obligations under the Credit Agreement) (and, in the case of revolving Obligations thereunder, to correspondingly reduce commitments with respect thereto) or Indebtedness of the Issuers or any Subsidiary Guarantor that ranks pari passu with the Senior Subordinated Notes or a Guarantee (provided that if the Issuers or a Guarantor shall so reduce Obligations under such pari passu Indebtedness, it will equally and ratably reduce Obligations under the Senior Subordinated Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Senior Subordinated Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata principal amount of Senior Subordinated Notes) or Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to either of the Issuers or an Affiliate of the Issuers (provided that in the case of any reduction of any revolving obligations, the Issuers or such Restricted Subsidiary shall effect a corresponding reduction of commitments with respect thereto);

(2) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in VHS Holdco II or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

(3) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in VHS Holdco II or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale;

provided that the 365-day period provided above to apply any portion of Net Proceeds in accordance with clause (2) or (3) above shall be extended by an additional 180 days if by not later than the 365th day after receipt of such Net Proceeds, VHS Holdco II or a Restricted Subsidiary, as applicable, has entered into a bona fide binding commitment with a Person other than an Affiliate of the Issuers to make an investment of the type referred to in either such clause in the amount of such Net Proceeds.

      When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph (“Excess Proceeds”) exceeds $20.0 million, the Issuers will make an Asset Sale Offer to all holders of Senior Subordinated Notes to purchase on a pro rata basis the maximum principal amount of Senior Subordinated Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

      Pending the final application of any Net Proceeds, VHS Holdco II or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Senior Subordinated Indenture.

      If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use those Excess Proceeds for any purpose not otherwise prohibited by the Senior Subordinated Indenture. If the aggregate principal amount of Senior Subordinated Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Senior Subordinated Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Senior Subordinated Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Senior Subordinated Indenture by virtue of such conflict.

Selection and Notice

      If less than all of the Senior Subordinated Notes under the Senior Subordinated Indenture are to be redeemed at any time, the Trustee will select Senior Subordinated Notes for redemption as follows:

(1) if the Senior Subordinated Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Subordinated Notes are listed; or

(2) if the Senior Subordinated Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

      No Senior Subordinated Notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Senior Subordinated Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Subordinated Notes or a satisfaction and discharge of the Senior Subordinated Indenture. Notices of redemption may not be conditional.

      If any Senior Subordinated Note is to be redeemed in part only, the notice of redemption that relates to that Senior Subordinated Note will state the portion of the principal amount of that Senior Subordinated Note that is to be redeemed. A new Senior Subordinated Note in principal amount equal to the unredeemed portion of the original Senior Subordinated Note will be issued in the name of the holder of Senior Subordinated Notes upon cancellation of the original Senior Subordinated Note. Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Subordinated Notes or portions of them called for redemption.

Certain Covenants

      The Senior Subordinated Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock

      VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and VHS Holdco II will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided that VHS Holdco II and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary may issue Preferred Stock if the Fixed Charge Coverage Ratio for VHS Holdco II’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness under the Credit Agreement together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,025.0 million outstanding at any one time plus the amount available on the Issue Date under the Delayed Draw Term Loan Portions of the Credit Agreement, less the amount of all permanent reductions of Indebtedness thereunder as a result of principal payments actually made with Net Proceeds from Asset Sales; provided, however, that such amount shall be reduced to the extent of any amount available on the Issue Date and not subsequently drawn within the time periods provided therefor under the Delayed Draw Term Loan Portions of the Credit Agreement;

(2) Indebtedness represented by the Existing Vanguard Senior Subordinated Notes after giving effect to the consummation of the Offer (including any guarantee thereof existing on the Issue Date);

(3) Indebtedness represented by the Senior Subordinated Notes and the Guarantees and the Senior Subordinated Notes and related Guarantees to be issued in exchange thereof pursuant to the Senior Subordinated Registration Rights Agreement;

(4) Existing Indebtedness (other than Indebtedness described in clauses (1), (2) and (3));

(5) Indebtedness (including Capitalized Lease Obligations) incurred or issued by VHS Holdco II or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used by or useful to VHS Holdco II or any Restricted Subsidiary in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (5), does not exceed the greater of $60.0 million and 3.0% of Total Assets;

(6) Indebtedness incurred by VHS Holdco II or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims;

(7) Indebtedness arising from agreements of VHS Holdco II or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet (other than by application of FIN 45 as a result of an amendment to an obligation in existence on the Issue Date) of VHS Holdco II or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by VHS Holdco II and any Restricted Subsidiaries in connection with such disposition;

(8) Indebtedness of VHS Holdco II owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by VHS Holdco II or any Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to VHS Holdco II or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if either of the Issuers or any Guarantor is the obligor on such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, other than Indebtedness represented by short-term, open account working capital notes entered into in the ordinary course of business for cash management purposes and consistent with past practice, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Issuer with respect to the Senior Subordinated Notes or of such Guarantor with respect to its Guarantee;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to VHS Holdco II or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to VHS Holdco II or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations of VHS Holdco II or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Subordinated Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange or (C) commodity risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees provided by VHS Holdco II or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(12) Preferred Stock that is not Disqualified Stock and is issued by a Restricted Subsidiary of VHS Holdco II to a Person holding a minority Equity Interest in such Restricted Subsidiary (after giving effect to such issuance); provided that such Preferred Stock is not exchangeable or convertible into Indebtedness of VHS Holdco II or any of its Restricted Subsidiaries and does not require any cash payment of dividends or distributions at any time that such cash payment would result in a Default or an Event of Default; provided further that the aggregate liquidation preference of all Preferred Stock issued pursuant to this clause (12) shall not exceed $10.0 million;

(13) Indebtedness of VHS Holdco II or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (13), does not at any one time outstanding exceed $75.0 million (it being understood that (x) any Indebtedness pursuant to this clause (13) may, but need not, be incurred in whole or in part under the Credit Agreement and (y) any Indebtedness or Preferred Stock incurred pursuant to this clause (13) shall cease to be deemed incurred or outstanding for purposes of this clause (13) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which VHS Holdco II or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (13));

(14) any guarantee by either of the Issuers or a Guarantor of Indebtedness or other obligations of VHS Holdco II or any Restricted Subsidiary so long as the incurrence of such Indebtedness by VHS Holdco II or such Restricted Subsidiary is permitted under the terms of the Senior Subordinated Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or a Guarantee, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Senior Subordinated Notes or such Guarantee with respect to the Senior Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes or such Guarantee, as applicable;

(15) the incurrence by VHS Holdco II or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (15) and clause (16) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Senior Subordinated Notes, such Refinancing Indebtedness is subordinated or pari passu to the Senior Subordinated Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Restricted Subsidiary that is not the Subordinated Notes Co-Issuer or a Guarantor that refinances Indebtedness or Preferred Stock of either Issuer or a Guarantor or (y) Indebtedness or Preferred Stock of VHS Holdco II or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided, further, that subclauses (A), (B) and (E) of this clause (15) will not apply to any refunding or refinancing of any Senior Indebtedness;

(16) Indebtedness or Preferred Stock of Persons that are acquired by VHS Holdco II or any Restricted Subsidiary or merged into VHS Holdco II or a Restricted Subsidiary in accordance with the terms of the Senior Subordinated Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, either (A) VHS Holdco II or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(17) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness, other than credit or purchase cards, is extinguished within five business days of its incurrence;

(18) Indebtedness of VHS Holdco II or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(19) Contribution Indebtedness;

(20) Indebtedness consisting of the financing of insurance premiums;

(21) Indebtedness incurred on behalf of or representing Guarantees of Indebtedness of joint ventures of VHS Holdco II or any Restricted Subsidiary not in excess of $25.0 million at any time outstanding;

(22) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to VHS Holdco II or any Restricted Subsidiary other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(23) Physician Support Obligations incurred by VHS Holdco II or any Restricted Subsidiary; and

(24) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (1) through (23) above.

      For purposes of determining compliance with this “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (24) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, VHS Holdco II will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness are not deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Senior Subordinated Notes were first issued and authenticated under the Senior Subordinated Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The maximum amount of Indebtedness that VHS Holdco II and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Layering

      The Senior Subordinated Indenture governing the Senior Subordinated Notes provides that each of the Issuers and, for so long as it is a Guarantor, VHS Holdco I will not, and VHS Holdco II will not permit the Subordinated Notes Co-Issuer or any Restricted Subsidiary that is a Guarantor to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) contractually subordinated or junior in right of payment to any Senior Debt (including Acquired Debt) of either Issuer or such Guarantor, as the case may be, unless such Indebtedness is either

(1) pari passu in right of payment with the Senior Subordinated Notes or such Guarantor’s Guarantee (as applicable); or

(2) subordinate in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee (as applicable).

      For the purposes of the foregoing limitation, unsecured Indebtedness is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured or because the secured Indebtedness receives priority in respect of asset sales, cash flows or other prepayments, and secured Indebtedness will not be deemed subordinated or junior to any other secured Indebtedness merely because it has a junior priority with respect to the same collateral or with respect to asset sales, cash flows or other prepayments.

Limitation on Restricted Payments

      VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of VHS Holdco II’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by VHS Holdco II payable in Equity Interests (other than Disqualified Stock) of VHS Holdco II or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to VHS Holdco II or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, VHS Holdco II or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of either of the Issuers or any direct or indirect parent entity of either of the Issuers, including in connection with any merger or consolidation involving either of the Issuers or any such parent entity;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness of VHS Holdco II or any Subsidiary Guarantor (other than (x) Indebtedness permitted under clauses (8) and (9) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(d) make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) VHS Holdco II would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by VHS Holdco II and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (9), (10), (11), (12), (13), (15), (16), (18) and (20) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of VHS Holdco II for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date, to the end of VHS Holdco II’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities received by the Issuers since immediately after the Issue Date from the issue or sale of (x) Equity Interests of VHS Holdco II (including Retired Capital Stock (as defined below)) (other than (1) Excluded Contributions, (2) Designated Preferred Stock and (3) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of VHS Holdco II, any direct or indirect parent entities of VHS Holdco II and its Subsidiaries following the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph) and, to the extent actually contributed to VHS Holdco II, Equity Interests of any direct or indirect parent entities of VHS Holdco II and (y) debt securities of VHS Holdco II that have been converted into such Equity Interests of VHS Holdco II (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of VHS Holdco II sold to a Restricted Subsidiary or VHS Holdco II, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities contributed to the capital of VHS Holdco II following the Issue Date (other than (1) Excluded Contributions, (2) the Cash Contribution Amount and (3) contributions by a Restricted Subsidiary), plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco II, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to VHS Holdco II or a Restricted Subsidiary) of Restricted Investments made by VHS Holdco II or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from VHS Holdco II or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by VHS Holdco II or its Restricted Subsidiaries or (B) the sale (other than to VHS Holdco II or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (15) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into VHS Holdco II or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to VHS Holdco II or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of VHS Holdco II in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (15) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

      The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the irrevocable redemption notice, as the case may be, if, at the date of declaration or notice, such dividend, distribution or redemption payment, as the case may be, would have complied with the provisions of the Senior Subordinated Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuers or any direct or indirect parent corporation of the Issuers (“Retired Capital Stock”) or Subordinated Indebtedness, as the case may be, in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Equity Interests of the Issuers or any direct or indirect parent of the Issuers or contributions to the equity capital of the Issuers (in each case, other than Disqualified Stock) (“Refunding Capital Stock”) and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of VHS Holdco II or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the borrower thereof, which is incurred in compliance with the covenant “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, (B) such new Indebtedness is subordinated to the Senior Subordinated

Notes and any such applicable Guarantees at least to the same extent as such Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value is subordinated to the Senior Subordinated Notes and/or Guarantees, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Issuers or any of their direct or indirect parent entities held by any future, present or former employee, director or consultant of VHS Holdco II, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) VHS Holdco II’s direct or indirect parent entities, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or arrangement; provided that the aggregate amount of all such Restricted Payments made under this clause (4) does not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of VHS Holdco II and, to the extent contributed to VHS Holdco II, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of VHS Holdco II, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) VHS Holdco II’s direct or indirect parent entities, that occurs after the Issue Date plus (B) the cash proceeds of key man life insurance policies received by VHS Holdco II or its Restricted Subsidiaries, or by any direct or indirect parent entity to the extent contributed to VHS Holdco II, after the Issue Date (provided that VHS Holdco II may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

(5) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (5) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(6) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(7) the payment of dividends on the common equity interests of the Issuers (or the payment of dividends to any direct or indirect parent of the Issuers to fund a payment of dividends on such entity’s common stock) following the first public offering of the common stock of the Issuers, or the common equity interests of any of their direct or indirect parent entities after the Issue Date, of up to 6.0% per annum or the net proceeds received by or contributed to the Issuers in any public offering, other than public offerings with respect to common equity interests registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and other than any public sale constituting an Excluded Contribution;

(8) Investments that are made with Excluded Contributions;

(9) the declaration and payment of dividends to, or the making of loans to, VHS Holdings LLC, a Delaware limited liability company, VHS Holdco I, or Vanguard in amounts required for VHS Holdings LLC, VHS Holdco I, or Vanguard to pay:

(A) (i) overhead (including salaries and other compensation expenses) and franchise or similar tax liabilities, legal, accounting and other professional fees and expenses in connection with, and to the extent attributable, to the maintenance of VHS Holdings LLC’s, VHS Holdco I’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard, the Issuers or any of their Subsidiaries, as applicable, (ii) fees and expenses related to any equity offering, investment or acquisition permitted hereunder (whether or not successful) and (iii) other fees and expenses in connection with, and to the extent attributable to, the maintenance of VHS Holdings LLC’s, VHS Holdco I’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard, the Issuers or any of their Subsidiaries, as applicable; and

(B) with respect to each tax year (or portion thereof), federal, state or local income taxes (as the case may be) imposed directly on or allocated to VHS Holdings LLC, VHS Holdco I or Vanguard or which are due and payable by VHS Holdings LLC, VHS Holdco I or Vanguard as part of a consolidated group, to the extent such income taxes are attributable to the income of VHS Holdco I, the Issuers or any of their Subsidiaries;

(10) the declaration and payment of dividends to, or the making of any distribution or other payment to, VHS Holdco I in amounts sufficient to permit VHS Holdco I to pay non-deferrable scheduled cash interest when due on the Senior Discount Notes and any additional cash interest (at a rate not to exceed 1% per annum) payable with respect to the Senior Discount Notes to the extent required pursuant to the Senior Discount Registration Rights Agreement (as defined under the caption “Description of Senior Discount Exchange Notes”); provided that such amounts are used by VHS Holdco I to pay such interest in accordance with this clause (10) promptly after receipt of such payment or distribution;

(11) Distributions or payments of Securitization Fees;

(12) cash dividends or other distributions on Capital Stock of VHS Holdco II or any of its Restricted Subsidiaries used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Transactions, this offering or owed to Affiliates, in each case to the extent permitted by the covenant described under “— Limitation on Transactions with Affiliates”;

(13) declaration and payment of dividends to holders of any class or series of Disqualified Stock of VHS Holdco II or any Restricted Subsidiary issued in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(14) other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(15) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of VHS Holdco II, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of any direct or indirect parent company of VHS Holdco II issued after the Issue Date; provided that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on the first day of such period (and the payment of dividends or distributions) on a pro forma basis, VHS Holdco II would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (15) does not exceed the net cash proceeds actually received by the Issuers from any such sale of Designated Preferred Stock issued after the Issue Date;

(16) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to VHS Holdco II or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(17) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”; provided that all Senior Subordinated Notes tendered by holders of the Senior Subordinated Notes in connection with the related Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(18) payments to VHS Holdco I or Vanguard to enable Vanguard to (A) purchase Existing Vanguard Senior Subordinated Notes validly tendered, and not validly withdrawn, in the Offer in accordance with the terms thereof or (B) pay when due accrued but unpaid interest on the Existing Vanguard Senior Subordinated Notes (after giving effect to the consummation of the Offer); provided that such amounts are used by Vanguard to purchase such Existing Vanguard Senior Subordinated Notes or pay such interest, as the case may be, in accordance with this clause (18) promptly after receipt of such payment;

(19) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of VHS Holdco II or any direct or indirect parent entity of VHS Holdco II that complies with the provisions of the Senior Subordinated Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of VHS Holdco II; provided that, as a result of such consolidation, merger or transfer of assets, the Issuers have made a Change of Control Offer pursuant to the covenant described under “Repurchase at the Option of Holders — Change of Control” and any Senior Subordinated Notes tendered in connection therewith have been purchased; and

(20) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any convertible debt securities of either Issuer or any of their Restricted Subsidiaries; provided that the Board of Directors of VHS Holdco II shall have determined in good faith that such payments are not made for the purpose of evading the limitations of this “Limitation on Restricted Payments” covenant;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (5), (7), (11), (13), (14), (15), (16), (17) and (20) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by VHS Holdco II or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of VHS Holdco II.

      VHS Holdco II will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by VHS Holdco II and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to VHS Holdco II or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to VHS Holdco II or any of its Restricted Subsidiaries;

(2) make loans or advances to VHS Holdco II or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to VHS Holdco II or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Existing Indebtedness or the Credit Agreement and related documentation and the Senior Discount Indenture;

(2) the Senior Subordinated Indenture and the Existing Vanguard Senior Subordinated Notes after giving effect to the consummation of the Offer;

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by VHS Holdco II or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “— Limitation on Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness of Restricted Subsidiaries that are Guarantors which Indebtedness is permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, including, without limitation, provisions limiting the disposition or distribution of assets or property; provided that such limitations are applicable only to the assets or property that are the subject of such joint venture agreements and are owned by such joint venture;

(11) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of VHS Holdco II or any Restricted Subsidiary;

(12) customary provisions contained in licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(13) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(14) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(15) contracts entered into in the ordinary course of business, not related to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of VHS Holdco II or any Restricted Subsidiary in any manner material to VHS Holdco II or any Restricted Subsidiary;

(16) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1), (2) and (5) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of VHS Holdco II, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(17) any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided that such restrictions apply only to such Securitization Subsidiary.

Limitation on Liens

      VHS Holdco II will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Subordinated Indebtedness or Indebtedness ranking pari passu with the Senior Subordinated Notes or a related Guarantee on any asset or property of VHS Holdco II or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and any applicable Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Subordinated Notes or the applicable Guarantee or Guarantees are equally and ratably secured,

except that the foregoing shall not apply to:

(1) Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(2) Liens securing the Senior Subordinated Notes and the related Guarantees, Liens securing Senior Debt of the Issuers or any Guarantor and any related guarantees of such Senior Debt; and

(3) Permitted Liens.

Merger, Consolidation or Sale of All or Substantially All Assets

      Merger, Consolidation or Sale of All or Substantially All Assets of the Issuers. Neither Issuer may, directly or indirectly: (a) consolidate or merge with or into or wind up into another Person (whether or not such Issuer is the surviving corporation); or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (A) such Issuer is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the jurisdiction of organization of such Issuer or the United States, any state of the United States or the District of Columbia (such Issuer or such Person, as the case may be, hereinafter referred to as the “Successor Company”);

(2) the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the Senior Subordinated Notes, the Senior Subordinated Indenture and the Senior Subordinated Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; provided that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the Senior Subordinated Notes;

(3) immediately after such transaction no Default or Event of Default exists;

(4) after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Company (if other than such Issuer), would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” determined on a pro forma basis (including pro forma application of the net proceeds therefrom), as if such transaction had occurred at the beginning of such four-quarter period, or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for VHS Holdco II and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) shall apply, shall have confirmed in writing that its Guarantee shall apply to such Person’s obligations under the Senior Subordinated Notes, the Senior Subordinated Indenture and the Senior Subordinated Registration Rights Agreement; and

(6) such Issuer shall have delivered to the Trustee a certificate from a Responsible Officer and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with the Senior Subordinated Indenture.

      The Successor Company will succeed to, and be substituted for, such Issuer under the Senior Subordinated Indenture and the Senior Subordinated Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to VHS Holdco II or to another Restricted Subsidiary and (b) either Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating such Issuer in another state of the United States, so long as the amount of Indebtedness of VHS Holdco II and its Restricted Subsidiaries is not increased thereby.

      If a direct or indirect parent organized or existing under the laws of the United States, any state of the United States or the District of Columbia (“Parent”) of VHS Holdco II assumes the obligations under the Senior Subordinated Indenture in a transaction which meets the requirements of the covenant “Merger, Consolidation or Sale of All or Substantially All Assets,” treating parent as the Successor Company for purposes of such covenant, all obligations of VHS Holdco II under the Senior Subordinated Indenture shall be discharged except to the extent that VHS Holdco II is or becomes a Subsidiary, Restricted Subsidiary or Subsidiary Guarantor of the Senior Subordinated Notes. In such event, Parent will succeed to, and be substituted for, VHS Holdco II under the Senior Subordinated Indenture and the Senior Subordinated Notes.

      Merger, Consolidation or Sale of All or Substantially All Assets by a Guarantor. Subject to the provisions described under “— Guarantees — Release”, no Guarantor (other than Vanguard) shall consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person, unless:

(1) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Senior Subordinated Indenture pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Issuers shall have delivered to the Trustee a certificate from a Responsible Officer and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with this Agreement.

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Senior Subordinated Indenture and the Senior Subordinated Registration Rights Agreement.

      Notwithstanding the foregoing, (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States or the District of Columbia, so long as the amount of Indebtedness of the Guarantor is not increased thereby, and (2) any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to either of the Issuers or another Subsidiary Guarantor. Notwithstanding anything to the contrary herein, except as expressly permitted under the Senior Subordinated Indenture no Guarantor shall be permitted to consolidate with, merge into or transfer all or part of its properties and assets to VHS Holdco I or Vanguard.

Limitation on Transactions with Affiliates

      VHS Holdco II will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to VHS Holdco II or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by VHS Holdco II or such Restricted Subsidiary with an unrelated Person on an arms length basis; and

(2) VHS Holdco II delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of VHS Holdco II set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the Board of Directors of VHS Holdco II.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among VHS Holdco II and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments and Permitted Investments permitted by the Senior Subordinated Indenture;

(3) the payment to Sponsors of annual management, consulting, monitoring and advisory fees in an aggregate amount in any fiscal year not in excess of the greater of (A) $6.0 million and (B) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for the immediately preceding fiscal year, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods (but after the Issue Date), and the execution of any management or monitoring agreement subject to the same limitations;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of VHS Holdco II, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) any of VHS Holdco II’s direct or indirect parent entities;

(5) payments by VHS Holdco II or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of VHS Holdco II in good faith;

(6) transactions in which VHS Holdco II or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to VHS Holdco II or such Restricted Subsidiary from a financial point of view;

(7) payments or loans (or cancellations of loans) to employees or consultants of VHS Holdco II, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco II and its Subsidiaries) any of VHS Holdco II’s direct or indirect parent entities, which are approved by a majority of the Board of Directors of VHS Holdco II in good faith and which are otherwise permitted under the Senior Subordinated Indenture;

(8) payments made or performance under any agreement as in effect on the Issue Date (including, without limitation, each of the agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Senior Subordinated Notes in any material respect than the original agreement as in effect on the Issue Date);

(9) the existence of, or the performance by VHS Holdco II or any of its Restricted Subsidiaries of its obligations under the terms of, the LLC Agreement (including any registration rights agreement or purchase agreements related thereto to which it is party on the Issue Date and any similar agreement that it may enter into thereafter); provided that the existence of, or the performance by VHS Holdco II or any of its Restricted Subsidiaries of its obligations under any future amendment to the LLC Agreement or under any similar agreement or amendment thereto entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the Senior Subordinated Notes in any material respect;

(10) the Transactions and the payment of all fees and expenses related to the Transactions, including any fees to the Sponsors substantially on the terms described in this prospectus under the captions “The Transactions” and “Certain Relationships and Related Party Transactions”;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Subordinated Indenture that are fair to VHS Holdco II and or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of VHS Holdco II or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(12) if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of the Issuers to VHS Holdco I, to any direct or indirect parent of VHS Holdco I, or to any Permitted Holder;

(13) any transaction effected as part of a Qualified Securitization Financing;

(14) any transaction with a Captive Insurance Subsidiary in the ordinary course of operations of such Captive Insurance Subsidiary;

(15) any employment agreements entered into by VHS Holdco II or any of the Restricted Subsidiaries in the ordinary course of business;

(16) transactions with joint ventures in Permitted Businesses entered into in the ordinary course of business and in a manner consistent with past practice; and

(17) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of VHS Holdco II.

Conduct of Business

      VHS Holdco II will not, and will not permit any Restricted Subsidiary (other than a Securitization Subsidiary) to, engage in any business other than Permitted Businesses, except to such extent as would not be material to VHS Holdco II and its Subsidiaries taken as a whole.

Payments for Consent

      VHS Holdco II will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Senior Subordinated Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Senior Subordinated Indenture or the Senior Subordinated Notes unless such consideration is offered to be paid and is paid to all holders of the Senior Subordinated Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Existence of Corporate Co-Issuer

      VHS Holdco II will always maintain a Wholly-Owned Subsidiary that is a Restricted Subsidiary of VHS Holdco II organized as a corporation under the laws of the United States of America, any State thereof or the District of Columbia that will serve as a co-issuer of the Senior Subordinated Notes unless VHS Holdco II is itself a corporation under the laws of the United States of America, any State thereof or the District of Columbia.

Reports to Holders

      Whether or not required by the Commission, so long as any Senior Subordinated Notes are outstanding, VHS Holdco II will furnish to the holders of Senior Subordinated Notes, within 45 days after the end of each of the first three fiscal quarters of each fiscal year commencing with the fiscal quarter ended September 30, 2004 or (in the case of annual financial information) within 90 days after the end of each fiscal year, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if VHS Holdco II were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”

and, with respect to the annual information only, a report on the annual financial statements by VHS Holdco II’s certified independent accountants.

      In addition, whether or not required by the Commission, VHS Holdco II will file a copy of all of the information and reports referred to above with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, VHS Holdco II has agreed that, for so long as any Senior Subordinated Notes remain outstanding, it will furnish to the holders of the Senior Subordinated Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      So long as Vanguard is a Guarantor (there being no obligation of Vanguard to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of VHS Holdco I or the Issuers (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Senior Subordinated Notes pursuant to this covenant may, at the option of VHS Holdco II, be filed by and be those of Vanguard rather than VHS Holdco II.

      Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the Commission of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default

      Under the Senior Subordinated Indenture, an Event of Default is defined as any of the following:

(1) the Issuers default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Subordinated Notes issued under the Senior Subordinated Indenture, whether or not prohibited by the subordination provisions of the Senior Subordinated Indenture;

(2) the Issuers default in the payment when due of interest or Additional Interest, if any, on or with respect to the Senior Subordinated Notes issued under the Senior Subordinated Indenture and such default continues for a period of 30 days, and, whether or not prohibited by the subordination provisions of the Senior Subordinated Indenture;

(3) either of the Issuers defaults in the performance of, or breaches any covenant, warranty or other agreement contained in the Senior Subordinated Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of 25% or more in aggregate principal amount of the Senior Subordinated Notes;

(4) either of the Issuers or any Significant Subsidiary defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by VHS Holdco II or any Restricted Subsidiary or the payment of which is guaranteed by VHS Holdco II or any Restricted Subsidiary (other than Indebtedness owed to VHS Holdco II or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

(5) certain events of bankruptcy affecting the Issuers or any Significant Subsidiary;

(6) either of the Issuers or any Significant Subsidiary fails to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 consecutive days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; or

(7) the Guarantee of VHS Holdco I or any Guarantee of a Significant Subsidiary fails to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor (other than Vanguard) denies or disaffirms its obligations under its Guarantee and such Default continues for 10 days.

      If an Event of Default (other than an Event of Default specified in clause (5) above with respect to either of the Issuers) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Subordinated Notes under the Senior Subordinated Indenture may declare the principal of and accrued interest on such Senior Subordinated Notes to be due and payable by notice in writing to the Issuers, the Trustee and the Representative under the Credit Agreement specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable; provided that so long as any Indebtedness remains outstanding under the Credit Agreement, no such acceleration shall be effective until the earlier of (i) five business days after the giving of written notice of such acceleration to the Issuers and the Representative under the Credit Agreement (but only if such Event of Default is then continuing) and (ii) the day on which any Indebtedness under the Credit Agreement is accelerated. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above with respect to either of the Issuers occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Senior Subordinated Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Senior Subordinated Notes.

      The Senior Subordinated Indenture provides that, at any time after a declaration of acceleration with respect to the Senior Subordinated Notes issued under the Senior Subordinated Indenture as described in the preceding paragraph, the holders of a majority in principal amount of the outstanding Senior Subordinated Notes issued under the Senior Subordinated Indenture may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Issuers have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

      The holders of a majority in principal amount of the Senior Subordinated Notes issued under the Senior Subordinated Indenture may waive any existing Default or Event of Default under the Senior Subordinated Indenture, and its consequences, except a default in the payment of the principal of or interest on such Senior Subordinated Notes.

      In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Subordinated Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Subordinated Notes as described above be annulled, waived or rescinded upon the happening of any such events.

      Holders of the Senior Subordinated Notes may not enforce the Senior Subordinated Indenture or the Senior Subordinated Notes except as provided in the Senior Subordinated Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Senior Subordinated Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Subordinated Indenture at the request, order or direction of any of the holders of the Senior Subordinated Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Senior Subordinated Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Senior Subordinated Notes issued under such Senior Subordinated Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

      The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Senior Subordinated Indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Issuers or any direct or indirect parent entity (other than VHS Holdco I or Vanguard), as such, has any liability for any obligations of the Issuers under the Senior Subordinated Notes, the Senior Subordinated Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Subordinated Notes by accepting a Senior Subordinated Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Issuers may, at their option and at any time, elect to have all of their and the Guarantors’ obligations discharged with respect to the outstanding Senior Subordinated Notes, the Guarantees and the Senior Subordinated Indenture (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Senior Subordinated Notes issued thereunder to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Senior Subordinated Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Senior Subordinated Notes issued thereunder concerning issuing temporary Senior Subordinated Notes, registration of Senior Subordinated Notes, mutilated, destroyed, lost or stolen Senior Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Senior Subordinated Indenture.

      In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Senior Subordinated Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Senior Subordinated Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Issuers but not their Restricted Subsidiaries) described under “— Events of Default” will no longer constitute an Event of Default with respect to the Senior Subordinated Notes issued thereunder. If the Issuers exercise their Legal Defeasance or Covenant Defeasance option, each Guarantor will be released from all of its obligations with respect to its Guaranty.

      In order to exercise either Legal Defeasance or Covenant Defeasance under the Senior Subordinated Indenture:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Subordinated Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Senior Subordinated Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the respective outstanding Senior Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the respective outstanding Senior Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) or insofar as Events of Default (other than Events of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Senior Subordinated Indenture) to which VHS Holdco II or any of its Restricted Subsidiaries is a party or by which the VHS Holdco II or any of its Restricted Subsidiaries is bound;

(6) the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of Senior Subordinated Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) the Issuers must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The Senior Subordinated Indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes issued thereunder, when:

(1) either:

(a) all Senior Subordinated Notes that have been authenticated, except lost, stolen or destroyed Senior Subordinated Notes that have been replaced or paid and Senior Subordinated Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation; or

(b) all Senior Subordinated Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Senior Subordinated Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) the Issuers have paid or caused to be paid all sums payable by them under the Senior Subordinated Indenture; and

(3) in the event of a deposit as provided in clause (1)(b), the Issuers have delivered irrevocable instructions to the Trustee under the Senior Subordinated Indenture to apply the deposited money toward the payment of the Senior Subordinated Notes issued thereunder at maturity or the redemption date, as the case may be.

      In addition, the Issuers must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification of the Senior Subordinated Indenture

      Except as provided in the next three succeeding paragraphs, the Senior Subordinated Indenture or the Senior Subordinated Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Senior Subordinated Notes then outstanding issued under the Senior Subordinated Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes), and any existing default or compliance with any provision of the Senior Subordinated Indenture or the Senior Subordinated Notes issued thereunder may be waived with the consent of the holders of a majority in principal amount of the then outstanding Senior Subordinated Notes issued under the Senior Subordinated Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes).

      Without the consent of each holder affected, an amendment or waiver of the Senior Subordinated Indenture may not (with respect to any Senior Subordinated Notes held by a non-consenting holder):

(1) reduce the principal amount of Senior Subordinated Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Senior Subordinated Note or alter the provisions with respect to the redemption of the Senior Subordinated Notes issued thereunder (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Subordinated Note issued thereunder;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Senior Subordinated Notes issued thereunder (except a rescission of acceleration of the Senior Subordinated Notes issued thereunder by the holders of at least a majority in aggregate principal amount of the Senior Subordinated Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

(5) make any Senior Subordinated Note payable in money other than that stated in the Senior Subordinated Notes;

(6) make any change in the provisions of the Senior Subordinated Indenture relating to waivers of past Defaults or the rights of holders of Senior Subordinated Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Senior Subordinated Notes issued thereunder;

(7) waive a redemption payment with respect to any Note issued thereunder (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) modify the Guarantees in any manner adverse to the holders of the Senior Subordinated Notes; or

(9) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding paragraph, without the consent of any holder of Senior Subordinated Notes, the Issuers and the Trustee may amend or supplement the Senior Subordinated Indenture or the Senior Subordinated Notes issued thereunder:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Senior Subordinated Notes in addition to or in place of certificated Senior Subordinated Notes;

(3) to provide for the assumption of either Issuers’ obligations to holders of Senior Subordinated Notes in the case of a merger or consolidation or sale of all or substantially all of such Issuers’ assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Senior Subordinated Notes or that does not adversely affect the legal rights under the Senior Subordinated Indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Senior Subordinated Indenture under the Trust Indenture Act; or

(6) to add a Guarantee of the Senior Subordinated Notes or to release the Guarantee of Vanguard.

Governing Law

      The Senior Subordinated Indenture, the Senior Subordinated Notes and the Guarantees are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

      If the Trustee becomes a creditor of the Issuers or any Guarantor, the Senior Subordinated Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The holders of a majority in principal amount of the then outstanding Senior Subordinated Notes issued under the Senior Subordinated Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Subordinated Indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior Subordinated Indenture at the request of any holder of Senior Subordinated Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

      Set forth below are certain defined terms used in the Senior Subordinated Indenture. Reference is made to the Senior Subordinated Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person;

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person; and

(3) Indebtedness of any other Person assumed in connection with, and existing at the time of, an acquisition by a Restricted Subsidiary of the property or assets that constitute substantially all of a division or line of business of such Person.

but excluding in any event Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, or such assets or property being acquired by, such specified Person.

      “Additional Interest” has the meaning given such term in the offering memorandum distributed in connection with the private offering of the outstanding senior subordinated notes.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

      “Applicable Premium” means with respect to any Senior Subordinated Note on the applicable Redemption Date, the greater of:

(1) 1.0% of the then outstanding principal amount of the Senior Subordinated Note; and

(2) the excess of:

(a) the present value at such redemption date of (1) the redemption price of the Senior Subordinated Notes at October 1, 2009 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (2) all required interest payments due on the Senior Subordinated Notes through October 1, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount of the Senior Subordinated Note.

      “Asset Sale” means (1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets of VHS Holdco II or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (2) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than VHS Holdco II or a Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

(1) a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business;

(2) the disposition of all or substantially all of the assets of either of the Issuers in a manner permitted pursuant to the covenant contained under the caption “Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Senior Subordinated Indenture;

(3) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption “Certain Covenants — Restricted Payments”;

(4) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $10.0 million;

(5) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to VHS Holdco II or by VHS Holdco II or a Restricted Subsidiary to another Restricted Subsidiary;

(6) the lease, assignment, license or sublease of any real or personal property in the ordinary course of business;

(7) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(8) sales of assets received by VHS Holdco II or any Restricted Subsidiary upon foreclosures on a Lien;

(9) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

(10) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

(11) any exchange of assets for assets related to a Permitted Business of comparable market value, as determined in good faith by VHS Holdco II, which in the event of an exchange of assets with a fair market value in excess of (1) $25.0 million shall be evidenced by a certificate of a Responsible Officer of VHS Holdco II, and (2) $50.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of VHS Holdco II;

(12) the substantially contemporaneous sale and leaseback of an asset; provided that the sale and leaseback occurs within 180 days after the date of the acquisition of the asset by VHS Holdco II or any Restricted Subsidiary; and

(13) the sale or transfer, in the ordinary course of business consistent with past practice, of receivables owing to VHS Holdco II or any Restricted Subsidiary for the purpose of collection of outstanding balances thereunder.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof;

(3) with respect to a partnership, the board of directors of the general partner or manager of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

      “Captive Insurance Subsidiary” means a Subsidiary of VHS Holdco II or any Restricted Subsidiary established for the purpose of insuring the health care businesses or facilities owned or operated by VHS Holdco II or any of its Subsidiaries or any physician employed by on the medical staff of any such business or facility.

      “Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuers described in the definition of “Contribution Indebtedness.”

      “Cash Equivalents” means:

(1) U.S. dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, in each case with maturities not exceeding two years;

(3) certificates of deposit and time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody’s or P-1 from S&P;

(6) securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State or commonwealth of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A-2 by Moody’s;

(7) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $500.0 million.

      “Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of VHS Holdco II and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2) any of Vanguard, VHS Holdco I or either of the Issuers becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of either of the Issuers or any of their respective direct or indirect parent corporations or entities; or

(3) (A) prior to the first public offering of common stock of any of Vanguard, VHS Holdco I or either of the Issuers, the first day on which the Board of Directors of Vanguard shall cease to consist of a majority of directors who (1) were members of the Board of Directors of Vanguard on the Issue Date or (2) were either (x) nominated for election by the Board of Directors of Vanguard, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(1) and (A)(2), “Continuing Directors”) and (B) after the first public offering of common stock of any of Vanguard, VHS Holdco I or either of the Issuers, (1) if such public offering is of common stock of Vanguard, the first day on which a majority of the members of the Board of Directors of Vanguard are not Continuing Directors, (2) if

such public offering is of common stock of VHS Holdco I, the first day on which a majority of the members of the Board of Directors of VHS Holdco I are not Continuing Directors or (3) if such public offering is of either of the Issuers’ common stock, the first day on which a majority of the members of the Board of Directors of such Issuer are not Continuing Directors.

      “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

      “Commission” means the Securities and Exchange Commission.

      “Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

      “Consolidated Interest Expense” means, with respect to any Person for any period, (1) the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and expenses and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, Securitization Fees), less (2) interest income of such Person and its Restricted Subsidiaries (other than cash interest income of the Captive Insurance Subsidiaries) for such period.

      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that

(1) any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge (including, without limitation, severance, relocation and other restructuring costs) including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses, charges and change in control payments related to the Transactions, in each case shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of VHS Holdco II) shall be excluded;

(5) any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(6) an amount equal to the amount of Tax Distributions under clause 9(B) of the covenant described under “— Limitation on Restricted Payments” actually made to VHS Holdco I, Vanguard or VHS Holdings LLC in respect of the net taxable income allocated by VHS Holdco II to VHS Holdco I, Vanguard or VHS Holdings LLC for such period shall be included as though such amounts had been paid as income taxes directly by VHS Holdco II;

(7) (A) the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments in respect of equity that are actually paid in cash (or to the extent converted into cash) by the referent Person to VHS Holdco II or a Restricted Subsidiary thereof in respect of such period and (B) without duplication, the Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to VHS Holdco II or a Restricted Subsidiary thereof in excess of the amounts included in clause (A);

(8) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated prior to or after the Issue Date shall be excluded;

(9) accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established as a result of the Transactions in accordance with GAAP shall be excluded;

(10) any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141, shall be excluded;

(11) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded; and

(12) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants — Limitation on Restricted Payments”, the Net Income for such period of any Restricted Subsidiary (other than a Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person to VHS Holdco II or any Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

      Notwithstanding the foregoing, for the purpose of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by VHS Holdco II and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by VHS Holdco II and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by VHS Holdco II and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments.”

      “Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

      “Contribution Indebtedness” means Indebtedness of the Issuers or any Subsidiary Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuers after the Issue Date; provided that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Issuers, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Senior Subordinated Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the incurrence date thereof.

      “Credit Agreement” means that certain Credit Agreement, dated as of September 23, 2004 among VHS Holdco I, the Issuers, the Lenders party thereto, Bank of America, N.A. as administrative agent, Citicorp North America, Inc., as syndication agent, the other agents named therein, and Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and book runners, together with all agreements, notes, instruments and documents executed or delivered pursuant thereto and in connection therewith, including, without limitation, all mortgages, other security documents and guaranties, in each case as amended (including any amendment and restatement), supplemented, extended, renewed, replaced (by one or more credit facilities, debt instruments, indentures and/or related documentation) or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of or refinancing in whole or in part (including, but not limited to, by the inclusion of additional or different lenders or financial institutions thereunder or additional borrowers or guarantors thereof) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements and whether by the same or any other agent, lender or group of lenders or other financial institutions.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Delayed Draw Term Loan Portions” means (1) the $150.0 million available under the Credit Agreement, which may be drawn within the period specified (including any extensions thereof) after the Issue Date to finance the acquisition of hospital properties and related properties, to fund working capital and capital expenditures in connection therewith and, to the extent of any excess availability, to fund the Issuers’ working capital, capital expenditures and general corporate needs, and (2) the $175.0 million available under the Credit Agreement, which may be drawn at any time during the period specified (including any extensions thereof) following the Issue Date for working capital and general corporate requirements, including permitted acquisitions.

      “Designated Non-cash Consideration” means the fair market value of non-cash consideration received by VHS Holdco II or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

      “Designated Preferred Stock” means Preferred Stock of the Issuers or any direct or indirect parent company of the Issuers (other than Disqualified Stock), that is issued for cash (other than to the Issuers or any of their Subsidiaries or an employee stock ownership plan or trust established by the Issuers or any of their Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) any other Senior Debt permitted under the Senior Subordinated Indenture the principal amount of which is $25.0 million or more and that has been designated by the Issuers (or the relevant Guarantor which incurs such debt) in the instrument evidencing that Senior Debt as “Designated Senior Debt.”

      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the Final Maturity Date of the Senior Subordinated Notes or the date the Senior Subordinated Notes are no longer outstanding; provided (x) that if such Capital Stock is issued to any plan for the benefit of employees of the Issuers or their Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by either of the Issuers or their Subsidiaries in order to satisfy applicable statutory or regulatory obligations and (y) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require either of the Issuers or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale, will not constitute Disqualified Stock.

      “EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period (A) plus, without duplication, and in each case to the extent deducted in calculating Consolidated Net Income for such period:

(1) provision for taxes based on income, profits or capital of such Person for such period, including, without limitation, state, franchise and similar taxes (including any Tax Distribution taken into account in calculating Consolidated Net Income), plus

(2) Consolidated Interest Expense of such Person for such period, plus

(3) Consolidated Depreciation and Amortization Expense of such Person for such period, plus

(4) any reasonable expenses or charges related to the Transactions, any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Senior Subordinated Indenture, plus

(5) the amount of any restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges), plus

(6) the minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on Equity Interests held by third parties, plus

(7) the non-cash portion of “straight-line” rent expense, plus

(8) the amount of any expense to the extent a corresponding amount is received in cash by VHS Holdco II and its Restricted Subsidiaries from a Person other than VHS Holdco II or any Subsidiary of VHS Holdco II under any agreement providing for reimbursement of any such expense; provided such reimbursement payment has not been included in determining Consolidated Net Income or EBITDA (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods), plus

(9) the amount of management, consulting, monitoring and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals related to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $6.0 million and (y) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for each period, plus

(10) without duplication, any other non-cash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

(11) any net losses resulting from Hedging Obligations entered into in the ordinary course of business relating to intercompany loans, to the extent that the notional amount of the related Hedging Obligation does not exceed the principal amount of the related intercompany loan, and (B) less the sum of, without duplication,

(1) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period);

(2) the minority interest income consisting of subsidiary losses attributable to the minority equity interests of third parties in any non-Wholly-Owned Subsidiary;

(3) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense; and

(4) any net gains resulting from Hedging Obligations entered into in the ordinary course of business relating to intercompany loans, to the extent that the notional amount of the related Hedging Obligation does not exceed the principal amount of the related intercompany loan.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuers or any of their direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to common stock of the Issuers or of any direct or indirect parent corporation of the Issuers registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and (ii) any such public or private sale that constitutes an Excluded Contribution.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received after the Issue Date by VHS Holdco II and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of VHS Holdco II or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of VHS Holdco II or any Subsidiary of VHS Holdco II) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments.”

      “Existing Indebtedness” means Indebtedness of VHS Holdco II and its Subsidiaries (after giving effect to the Transactions) in existence on the Issue Date.

      “Existing Vanguard Senior Subordinated Notes” means the 9 3/4% Senior Subordinated Notes due 2011 issued by Vanguard pursuant to an indenture dated as of July 30, 2001 among Vanguard, the Guarantors (as defined therein) and Bank One Trust Company, N.A., as supplemented.

      “Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that VHS Holdco II or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers or consolidations (as determined in accordance with GAAP) that have been made by VHS Holdco II or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into VHS Holdco II or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition (including the Transactions), disposition, merger, consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition (including the Transactions), disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including the Transactions) or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of VHS Holdco II and such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of VHS Holdco II of any closing) of any facility, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the chief financial officer of VHS Holdco II and another Officer which states (1) the amount of such adjustment or adjustments, (2) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (3) that any related incurrence of Indebtedness is permitted pursuant to the Senior Subordinated Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of VHS Holdco II to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as VHS Holdco II may designate.

      “Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) of any series of Disqualified Stock.

      “Foreign Subsidiary” means any Subsidiary of VHS Holdco II that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

      “GAAP” means generally accepted accounting principles in the United States in effect on the Issue Date. For purposes of this description of Senior Subordinated Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

      “Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

      “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

      “Guarantee” means any guarantee of the obligations of the Issuers under the Senior Subordinated Indenture and the Senior Subordinated Notes by a Guarantor in accordance with the provisions of the Senior Subordinated Indenture. When used as a verb, “Guarantee” shall have a corresponding meaning.

      “Guarantor” means any Person, including VHS Holdco I, Vanguard (so long as it guarantees the Senior Subordinated Notes) and the Subsidiary Guarantors, that incurs a Guarantee of the Senior Subordinated Notes; provided that upon the release and discharge of such Person from its Guarantee in accordance with the Senior Subordinated Indenture, such Person shall cease to be a Guarantor.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

      “Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent,

(1) in respect of borrowed money,

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) reimbursement obligations in respect of trade letters of credit obtained in the ordinary course of business with expiration dates not in excess of 365 days from the date of issuance (x) to the extent undrawn or (y) if drawn, to the extent repaid in full within 20 business days of any such drawing, or

(4) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) Disqualified Stock of such Person;

(c) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); and

(e) to the extent not otherwise included, the amount then outstanding (i.e., advanced, and received by, and available for use by, VHS Holdco II or any of its Restricted Subsidiaries) under any Securitization Financing (as set forth in the books and records of VHS Holdco II or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Securitization Financing);

provided that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

      “Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of VHS Holdco II, qualified to perform the task for which it has been engaged.

      “Investment Grade Securities” means:

(1) securities issued by the U.S. government or by any agency or instrumentality thereof and directly and fully guaranteed or insured by the U.S. government (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers or suppliers, commission, travel and similar advances to officers and employees, and, to the extent recorded in conformity with GAAP on the balance sheet of VHS Holdco II as accounts receivable, prepaid expenses or deposits, endorsements for collections or deposits, in each case to the extent arising in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If VHS Holdco II or any Subsidiary of VHS Holdco II sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of VHS Holdco II such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of VHS Holdco II, VHS Holdco II will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments.”

      For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants — Limitation on Restricted Payments”,

(1) “Investments” shall include the portion (proportionate to VHS Holdco II’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of VHS Holdco II at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, VHS Holdco II shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) VHS Holdco II’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to VHS Holdco II’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation;

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by VHS Holdco II; and

(3) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of VHS Holdco II in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by the VHS Holdco II and the Restricted Subsidiaries immediately after such transfer.

      “Issue Date” means, the date on which the outstanding Senior Subordinated Notes were originally issued.

      “Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a Subsidiary), any purchase option, call or similar right of a third party with respect to such securities.

      “LLC Agreement” means the LLC Agreement among certain of the Sponsors and VHS Holdings LLC.

      “Management Group” means the group consisting of the directors, executive officers and other management personnel of Vanguard, VHS Holdco I and the Issuers, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Vanguard, VHS Holdco I or the Issuers, as the case may be, was approved by a vote of a majority of the directors of Vanguard, VHS Holdco I or the Issuers, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of Vanguard, VHS Holdco I or the Issuers, as the case may be, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of Vanguard, VHS Holdco I or the Issuers, as the case may be.

      “Moody’s” means Moody’s Investors Service, Inc.

      “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

      “Net Proceeds” means the aggregate cash proceeds received by VHS Holdco II or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the fourth paragraph of the covenant described under “— Repurchase at the Option of Holders-Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by VHS Holdco II as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by VHS Holdco II after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that any net proceeds of an Asset Sale by a non-guarantor Subsidiary that are subject to restrictions on repatriation to VHS Holdco II will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions.

      “Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

      “Offer” means the offer to purchase Existing Vanguard Senior Subordinated Notes and related consent solicitation as described in this prospectus under the caption “The Transactions,” on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated July 27, 2004.

      “Officer” means the Chairman of the Board, the Vice Chairman (if any), the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuers.

      “Officers’ Certificate” means a certificate signed on behalf of the Issuers by two Officers of the Issuers, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuers, that meets the requirements set forth in the Senior Subordinated Indenture.

      “Permitted Business” means any business in the healthcare industry, including, without limitation, the business of owning and operating acute care hospitals and other related health care services and any services, activities or businesses incidental or directly related or reasonably similar thereto and any line of business engaged in by the Issuers or any of their direct or indirect Subsidiaries on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

      “Permitted Debt” is defined under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

      “Permitted Holders” means, at any time, each of (1) the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors), (2) one or more of the executive officers of Vanguard as of the Issue Date as listed in this prospectus under the caption “Management” (excluding any representatives of the Sponsors and their Affiliates) and (3) the Management Group, excluding those persons included in clause (2) hereof, with respect to not more than 5.0% of the total voting power of the Equity Interests of Vanguard, VHS Holdco I, the Issuers or any direct or indirect parent company of any of such Persons. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Subordinated Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

      “Permitted Investments” means

(1) any Investment by VHS Holdco II in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by VHS Holdco II or any Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, VHS Holdco II or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed);

(6) (A) loans and advances to officers, directors and employees, not in excess of $10.0 million in the aggregate outstanding at any one time and (B) loans and advances of payroll payments and expenses to officers, directors and employees in each case incurred in the ordinary course of business;

(7) any Investment acquired by VHS Holdco II or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by VHS Holdco II or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) in satisfaction of a judgment or as a result of a foreclosure by VHS Holdco II or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (10) of the definition of “Permitted Debt”;

(9) any Investment by VHS Holdco II or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed 3.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(11) Investments the payment for which consists of Equity Interests of the Issuers or any direct or indirect parent companies of the Issuers (exclusive of Disqualified Stock);

(12) guarantees (including Guarantees) of Indebtedness permitted under the covenant contained under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and performance guarantees consistent with past practice;

(13) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under “Certain Covenants — Limitation on Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of the second paragraph thereof);

(14) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuers or merged into or consolidated with a Restricted Subsidiary in accordance with the covenant described under “Certain Covenants — Merger Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(15) guarantees by VHS Holdco II or any Restricted Subsidiary of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(16) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; providedthat any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest;

(19) additional Investments in joint ventures of VHS Holdco II or any Restricted Subsidiaries existing on the Issue Date in an aggregate amount not to exceed $25.0 million;

(20) Physician Support Obligations made by the Issuers or a Subsidiary Guarantor;

(21) Investments in a Captive Insurance Subsidiary in an amount that does not exceed the minimum amount of capital required under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed plus the amount of any reasonable general corporate and overhead expenses of such Captive Insurance Subsidiary, and any Investment by a Captive Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed and made in the ordinary course of its business and rated in one of the four highest rating categories;

(22) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

(23) additional Investments by VHS Holdco II or any Restricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (23), not to exceed 3.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

      “Permitted Junior Securities” means unsecured debt of the Issuers or any Guarantor or any successor corporation or equity securities of any direct or indirect parent entity or any successor corporation, in each case issued pursuant to a plan of reorganization or readjustment of the Issuers or any Guarantor, as applicable, that are subordinated to the payment of all then outstanding Senior Debt of the Issuers or any Guarantor, as applicable, at least to the same extent that the Senior Subordinated Notes are subordinated to the payment of all Senior Debt of the Issuers or any Guarantor, as applicable, on the Issue Date; provided that if any Senior Debt of the Issuers or any Guarantor, as applicable, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Debt not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.

      “Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary of VHS Holdco II; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by VHS Holdco II or any Restricted Subsidiary;

(4) Liens on property at the time VHS Holdco II or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into VHS Holdco II or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that such Liens may not extend to any other property owned by VHS Holdco II or any Restricted Subsidiary;

(5) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to VHS Holdco II or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(6) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Senior Subordinated Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

(7) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(8) Liens in favor of VHS Holdco II or any Restricted Subsidiary;

(9) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Liens referred to in clauses (3), (4), (25) and (26) of this definition; provided that (A) such new Lien shall be limited to all or part of the same property that secured the original Liens (plus improvements on such property), and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (3), (4), (25) and (26) at the time the original Lien became a Permitted Lien under the Senior Subordinated Indenture and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(10) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” incurred in connection with any Qualified Securitization Financing;

(11) Liens for taxes, assessments or other governmental charges or levies of or against VHS Holdco II or one of its Subsidiaries not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or pursuant to a closing agreement to be entered into under Section 7121 of the Code between Vanguard Health Financial Company, Inc. and the Commissioner of Internal Revenue with respect to the election under Section 953(d) made (or to be made) by Volunteer Insurance, Ltd. or for property taxes on property that VHS Holdco II or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(12) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(13) (A) pledges and deposits made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (B) pledges and deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Vanguard, VHS Holdco I, VHS Holdco II or any Restricted Subsidiary;

(14) landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, VHS Holdco II or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP;

(15) zoning restrictions, easements, trackage rights, leases (other than Capitalized Lease Obligations), licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of VHS Holdco II or any Restricted Subsidiary;

(16) Liens that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of VHS Holdco II or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of VHS Holdco II and the Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of VHS Holdco II or any Restricted Subsidiary in the ordinary course of business;

(17) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(18) Liens securing obligations in respect of trade-related letters of credit permitted under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(19) any interest or title of a lessor under any lease or sublease entered into by VHS Holdco II or any Restricted Subsidiary in the ordinary course of business;

(20) licenses of intellectual property granted in a manner consistent with past practice;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens solely on any cash earnest money deposits made by VHS Holdco II or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;

(23) Liens with respect to obligations of VHS Holdco II or a Restricted Subsidiary with an aggregate fair market value (valued at the time of creation thereof) of not more than $25.0 million at any time;

(24) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(25) Liens securing Capitalized Lease Obligations permitted to be incurred pursuant to the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Preferred Stock” and Indebtedness permitted to be incurred under clause (5) of the second paragraph of such covenant; provided, however, that such Liens securing Capitalized Lease Obligations or Indebtedness incurred under clause (5) of the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Preferred Stock” may not extend to property owned by VHS Holdco II or any Restricted Subsidiary other than the property being leased or acquired pursuant to such clause (5); and

(26) Liens existing on the Issue Date after giving effect to the consummation of the Transactions.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of, (1) a physician or healthcare professional providing service to patients in the service area of a hospital or other health care facility operated by VHS Holdco II or any of its Subsidiaries or (2) any independent practice association or other entity majority-owned by any Person described in clause (1) made or given by VHS Holdco II or any Subsidiary of VHS Holdco II, in each case:

(a) in the ordinary course of its business; and

(b) pursuant to a written agreement having a period not to exceed five years.

      “Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

      “Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from Vanguard or any Subsidiary of Vanguard to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (1) amounts required to be established as reserves, (2) amounts paid to investors in respect of interest, (3) principal and other amounts owing to such investors and (4) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

      “Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of VHS Holdco II in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million or more, the fair market value shall be determined by an Independent Financial Advisor.

      “Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (1) the Board of Directors of VHS Holdco II shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuers and the Securitization Subsidiary, (2) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by VHS Holdco II) and (3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by VHS Holdco II) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of VHS Holdco II or any Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

      “Representative” means the trustee, agent or representative (if any) for an issue of Senior Debt of the Issuers.

      “Responsible Officer” of any Person means any executive officer or financial officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of the Senior Subordinated Indenture.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of VHS Holdco II that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary. Unless otherwise indicated, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of VHS Holdco II, including the Subordinated Notes Co-Issuer.

      “S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Securitization Assets” means any accounts receivable, inventory, royalty or revenue streams from sales of inventory subject to a Qualified Securitization Financing.

      “Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

      “Securitization Financing” means any transaction or series of transactions that may be entered into by Vanguard or any of its Subsidiaries pursuant to which Vanguard or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Vanguard or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Vanguard or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by Vanguard or any of its Subsidiaries in connection with such Securitization Assets.

      “Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

      “Securitization Subsidiary” means a Wholly-Owned Subsidiary of Vanguard (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Vanguard or any of its Subsidiaries makes an Investment and to which Vanguard or any of its Subsidiaries transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Vanguard or its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Vanguard or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Vanguard or any of its Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Vanguard or any of its Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of Vanguard or any of its Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Vanguard or any of its Subsidiaries has any material contract, agreement, arrangement or understanding other than on terms which Vanguard reasonably believes to be no less favorable to Vanguard or any of its Subsidiaries than those that might be obtained at the time from Persons that are not Affiliates of Vanguard and (c) to which neither Vanguard nor any of its Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Vanguard or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Vanguard or such other Person giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness and any Securitization Repurchase Obligation of Vanguard, VHS Holdco I or the Issuers (or, if specified, of any Guarantor), whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular obligation, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligation shall not be senior in right of payment to the Senior Subordinated Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations (and guarantees thereof) of every nature of Vanguard, VHS Holdco I or the Issuers under, or with respect to, the Credit Agreement, including, without limitation, obligations (including guarantees) to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations (and guarantees thereof),

in each case whether outstanding on the Issue Date or thereafter incurred.

      Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of either of the Issuers to Vanguard, VHS Holdco I or a Subsidiary of Vanguard or VHS Holdco I (other than any Securitization Repurchase Obligation);

(2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of Vanguard, VHS Holdco I or any Subsidiary of Vanguard or VHS Holdco I (including, without limitation, amounts owed for compensation) other than the guarantees of Vanguard and/or VHS Holdco I of Indebtedness under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts (but not under the Credit Agreement) incurred in connection with obtaining goods, materials or services (including guarantees thereof or instruments evidencing such liabilities);

(4) Indebtedness represented by Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by the Issuers;

(6) that portion of any Indebtedness incurred in violation of the covenant contained under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; provided that as to any such Indebtedness no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such Indebtedness or their representative and the Trustee shall have received an Officers’ Certificate of VHS Holdco II to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Senior Subordinated Indenture;

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to VHS Holdco I or the Issuers; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Issuers.

      “Senior Discount Indenture” means the indenture, dated September 23, 2004 by and among Vanguard, VHS Holdco I and U.S. Bank National Association as trustee.

      “Senior Discount Notes” means the $216.0 million aggregate principal amount at maturity of the 11 1/4% Senior Discount Notes of VHS Holdco I due 2015 issued under the Senior Discount Indenture.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of VHS Holdco II as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

      “Sponsors” means one or more investment funds controlled by The Blackstone Group and its Affiliates and one or more investment funds controlled by Morgan Stanley Capital Partners and its Affiliates.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Vanguard or any of its Subsidiaries which Vanguard has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the day on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of either of the Issuers that is by its terms subordinated in right of payment to the Senior Subordinated Notes and (b) with respect to any Guarantor of the Senior Subordinated Notes, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Guarantee of the Senior Subordinated Notes.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

      “Subsidiary Guarantor” means each Subsidiary of VHS Holdco II that incurs a Guarantee of the Senior Subordinated Notes.

      “Tax Distribution” means any distribution described under clause (9) of the covenant “— Limitation on Restricted Payments.”

      “Total Assets” means the total consolidated assets of VHS Holdco II and its Restricted Subsidiaries, as shown on the most recent balance sheet of VHS Holdco II.

      “Transactions” means the transactions contemplated by the Agreement and Plan of Merger by and among VHS Holdings LLC, a Delaware limited liability company, Health Systems Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VHS Holdings LLC, and Vanguard, including the related equity contributions, borrowings under the Credit Agreement, the offering of the Notes and the Offer and the repayment of other indebtedness of Vanguard and its Subsidiaries, in each case as described in this prospectus under the caption “The Transactions.”

      “Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2009; provided that if the period from such redemption date to October 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

      “Unrestricted Subsidiary” means (1) any Subsidiary of VHS Holdco II that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of VHS Holdco II, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of VHS Holdco II may designate any Subsidiary of VHS Holdco II (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness (other than Indebtedness represented by short-term, open account working capital rates entered into in the ordinary course of business for cash management purposes and consistent with past practice) of, or owns or holds any Lien on, any property of, VHS Holdco II or any Subsidiary of VHS Holdco II (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by VHS Holdco II,

(b) such designation complies with the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments” and

(c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of VHS Holdco II or any Restricted Subsidiary. The Board of Directors of VHS Holdco II may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and either (A) the Fixed Charge Coverage Ratio would be at least 2.00 to 1.00 or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors of VHS Holdco II shall be notified by the Issuers to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

      “Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

      “Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF SENIOR DISCOUNT EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the following terms refer to the following entities, and not to any of their respective subsidiaries:

•	“Vanguard” refers only to Vanguard Health Systems, Inc.,

•	“VHS Holdco I” refers only to Vanguard Health Holding Company I, LLC,

•	“VHS Holdco II” refers only to Vanguard Health Holding Company II, LLC,

•	“Discount Notes Co-Issuer” refers only to Vanguard Holding Company I, Inc., a wholly-owned subsidiary of VHS Holdco I with nominal assets which conducts no operations, and

•	the term “Issuers” refers to VHS Holdco I and the Discount Notes Co-Issuer as co-issuers of the Senior Discount Notes (each of such Issuers, an “Issuer”).

For purposes of this description, the term “Senior Discount Notes” refers to the Senior Discount Notes due 2015, including the outstanding senior discount notes and the senior discount exchange notes.

      The outstanding senior discount notes were, and the senior discount exchange notes will be, issued under an indenture dated September 23, 2004 (the “Senior Discount Indenture”) among the Issuers, Vanguard and U.S. Bank National Association, as trustee (the “Trustee”).

      The terms of the Senior Discount Notes include those stated in the Senior Discount Indenture and those made part of the Senior Discount Indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the Senior Discount Indenture and does not restate the Senior Discount Indenture in its entirety. We urge you to read the Senior Discount Indenture because it, and not this description, defines your rights as holders of the Senior Discount Notes. Copies of the Senior Discount Indenture are available as set forth under “Available Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Senior Discount Indenture.

      The registered holder of any Senior Discount Note is treated as the owner of it for all purposes. Only registered holders have rights under the Senior Discount Indenture.

Brief Description of Senior Discount Notes

      The Senior Discount Notes are:

•	general senior unsecured obligations of the Issuers;

•	senior in right of payment to any future Indebtedness of the Issuers that is, by its terms, expressly subordinated in right of payment to the Senior Discount Notes;

•	pari passu in right of payment with all existing and future Indebtedness of the Issuers that is not, by its terms, expressly subordinated in right of payment to the Senior Discount Notes;

•	effectively subordinated to any secured Indebtedness of the Issuers, to the extent of the assets securing such Indebtedness; and

•	structurally subordinated to all Indebtedness of the Subsidiaries of the Issuers.

      As of September 30, 2004, as a result of the Transactions, the Issuers and their subsidiaries had outstanding total Indebtedness, including the Senior Discount Notes, of approximately $1,180.8 million, all of which represented VHS Holdco I’s secured guarantee of borrowings by VHS Holdco II. An additional $250.0 million net of outstanding letters of credit of $27.7 million, or $222.3 million, was available for borrowing by VHS Holdco II pursuant to the revolving credit facility under the Credit Agreement, an additional $150.0 million was available for borrowing by VHS Holdco II pursuant to a delayed draw term facility under the Credit Agreement (which may be drawn within 150 days after the Issue Date to finance the acquisition of hospital properties and related properties, to fund working capital and capital expenditures in connection therewith and, to the extent of any excess availability, to fund working capital, capital expenditures and general corporate needs of VHS Holdco II), and an additional $175.0 million was available for borrowing by VHS Holdco II pursuant to a delayed draw term loan facility under the Credit Agreement (which may be drawn at any time prior to the first anniversary of the Issue Date for working capital and general corporate requirements of VHS Holdco II, including permitted acquisitions), all of which borrowings would be guaranteed by VHS Holdco I on a senior secured basis. The Senior Discount Indenture permits the Issuers to incur additional Indebtedness.

Principal, Maturity and Interest

      The Senior Discount Notes are limited in aggregate principal amount to $216.0 million. The Senior Discount Indenture governing the Senior Discount Notes provides for the issuance of additional Senior Discount Notes having identical terms and conditions to the existing Senior Discount Notes (the “Additional Senior Discount Notes”), subject to compliance with the covenants contained in the Senior Discount Indenture. Any Additional Senior Discount Notes will be part of the same issue as the Senior Discount Notes and will vote on all matters with the Senior Discount Notes. The Senior Discount Notes will mature on October 1, 2015.

      The Senior Discount Notes are issued in denominations of $1,000 principal amount at maturity and integral multiples of $1,000 principal amount at maturity.

      Until October 1, 2009, interest accrues on the Senior Discount Notes at a rate of 11 1/4% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and October 1, 2009, on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the Senior Discount Notes on October 1, 2009 (the “Full Accretion Date”). Beginning on the Full Accretion Date, cash interest on the Senior Discount Notes will accrue at the rate of 11 1/4% per annum and will be payable semiannually in arrears on April 1 and October 1 of each year to holders of record on the immediately preceding March 15 and September 15 commencing April 1, 2010.

      No cash interest will accrue on the Senior Discount Notes prior to the Full Accretion Date, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a holder of the Senior Discount Notes as such discount accretes. See “Material United States Federal Income and Estate Tax Consequences.”

      The Senior Discount Notes were issued at a substantial discount from their principal amount at maturity to generate gross proceeds of approximately $124.7 million with an aggregate principal amount at maturity of $216.0 million.

Holding Company Structure

      VHS Holdco I is a holding company with no operations or assets other than the capital stock of the Discount Notes Co-Issuer, which has nominal assets and conducts no operations, and the capital stock of VHS Holdco II. All of the operations of the Issuers are conducted through their Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Issuers’ creditors, including holders of the Senior Discount Notes. The Senior Discount Notes, therefore, are structurally subordinated to creditors, including trade creditors, and preferred stockholders (if any) of the Subsidiaries of the Issuers, including VHS Holdco II.

      As of September 30, 2004, as a result of the Transactions, the Issuers had Indebtedness of approximately $125.0 million outstanding and their Subsidiaries had Indebtedness and other liabilities outstanding of approximately $1,323.4 million. Indebtedness of the Issuers’ Subsidiaries included $576.0 million of Senior Subordinated Notes and $475.0 million of borrowings by VHS Holdco II under the Credit Agreement. The Indebtedness of the Issuers included VHS Holdco I’s senior secured guarantee of VHS Holdco II’s borrowings under the Credit Agreement.

      As of September 30, 2004, an additional $250.0 million net of outstanding letters of credit of $27.7 million, or $222.3 million, was available for borrowing by VHS Holdco II pursuant to the revolving credit facility under the Credit Agreement, an additional $150.0 million was available for borrowing by VHS Holdco II pursuant to a delayed draw term facility under the Credit Agreement (which may be drawn within 150 days after the Issue Date to finance the acquisition of hospital properties and related properties, to fund working capital and capital expenditures in connection therewith and, to the extent of any excess availability, to fund working capital, capital expenditures and general corporate needs of VHS Holdco II), and an additional $175.0 million was available for borrowing by VHS Holdco II pursuant to a delayed draw term loan facility under the Credit Agreement (which may be drawn at any time prior to the first anniversary of the Issue Date for working capital and general corporate requirements of VHS Holdco II, including permitted acquisitions), all of which borrowings are guaranteed by VHS Holdco I on a senior secured basis. Although the Senior Discount Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of the Issuers’ Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Senior Discount Indenture does not impose any limitation on the incurrence by such Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Senior Discount Indenture.

Methods of Receiving Payments on the Senior Discount Notes

      If a holder has given wire transfer instructions to the Issuers, the Issuers will pay all principal, interest and premium and Additional Interest, if any, on that holder’s Senior Discount Notes in accordance with those instructions. All other payments on Senior Discount Notes are made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Senior Discount Notes

      The Trustee is initially acting as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders, and the Issuers or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange Senior Discount Notes in accordance with the Senior Discount Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Discount Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Senior Discount Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Senior Discount Note for a period of 15 days before a selection of Senior Discount Notes to be redeemed.

Parent Guarantee

General

      The obligations of the Issuers pursuant to the Senior Discount Notes, including any repurchase obligation resulting from a Change of Control, are unconditionally guaranteed on a senior unsecured basis by Vanguard. Vanguard’s guarantee of the Issuers’ obligations pursuant to the Senior Discount Notes is provided solely for the purpose of allowing the Issuers to satisfy their reporting obligations under the Senior Discount Indenture governing the Senior Discount Notes by furnishing financial information relating to Vanguard instead of the Issuers and, accordingly, you should not assign any value to such guarantee. The guarantee by Vanguard may be released at any time after the offering of the Senior Discount Notes at the option of the Issuers and Vanguard.

Additional Senior Discount Notes

      Subject to the covenants described below, the Issuers may issue Senior Discount Notes under the Senior Discount Indenture having the same terms in all respects as the existing Senior Discount Notes. The Senior Discount Notes and any Additional Senior Discount Notes would be treated as a single class for all purposes under the Senior Discount Indenture and would vote together as one class, except as otherwise provided below, on all matters with respect to the Senior Discount Notes.

Optional Redemption

      At any time on or prior to October 1, 2007 the Issuers may, on any one or more occasions redeem up to 35% of the aggregate principal amount at maturity of the Senior Discount Notes issued under the Senior Discount Indenture at a redemption price of 111.25% of the Accreted Value thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, in each case, with the net cash proceeds of one or more Equity Offerings (1) by the Issuers or (2) by any direct or indirect parent of VHS Holdco I, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of VHS Holdco I or used to purchase Capital Stock (other than Disqualified Stock) of VHS Holdco I from it; provided that:

(1) at least 65% of the aggregate principal amount at maturity of Senior Discount Notes issued under the Senior Discount Indenture remains outstanding immediately after the occurrence of such redemption (excluding Senior Discount Notes held by the Issuers and their Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      The Senior Discount Notes may be redeemed, in whole or in part, at any time prior to October 1, 2009 at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the Accreted Value of the Senior Discount Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

      On or after October 1, 2009 the Issuers may redeem all or a part of the Senior Discount Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Senior Discount Notes to be redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage

2009	105.625%
2010	103.750%
2011	101.875%
2012 and thereafter	100.000%

      The Issuers may acquire Senior Discount Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Senior Discount Indenture.

Mandatory Redemption

      The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Senior Discount Notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, each holder of Senior Discount Notes will have the right to require the Issuers to repurchase all or any part (equal to a principal amount at maturity of $1,000 or an integral multiple of $1,000 principal amount at maturity) of that holder’s Senior Discount Notes pursuant to a Change of Control Offer on the terms set forth in the Senior Discount Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the Accreted Value of Senior Discount Notes repurchased (as at the date of such purchase) plus accrued and unpaid interest and Additional Interest, if any, on the Senior Discount Notes repurchased, to the date of purchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Senior Discount Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Senior Discount Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Senior Discount Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Senior Discount Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Senior Discount Indenture by virtue of such conflict.

      On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Senior Discount Notes or portions of Senior Discount Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Senior Discount Notes or portions of Senior Discount Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Senior Discount Notes properly accepted together with an officers’ certificate stating the aggregate principal amount at maturity of Senior Discount Notes or portions of Senior Discount Notes being purchased by the Issuers.

      The paying agent will promptly mail to each holder of Senior Discount Notes properly tendered the Change of Control Payment for such Senior Discount Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Senior Discount Note equal in principal amount to any unpurchased portion of the Senior Discount Notes surrendered, if any; provided that each new Senior Discount Note will be in a principal amount at maturity of $1,000 or an integral multiple of $1,000 principal amount at maturity.

      Prior to complying with the provisions of this covenant, but in any event within 90 days following any Change of Control, the Issuers covenant to:

(1) repay in full in cash or Cash Equivalents all Obligations, and terminate all commitments, under the Credit Agreement or offer to repay in full in cash or Cash Equivalents all Obligations, and terminate all commitments, under the Credit Agreement and to repay in full in cash of Cash Equivalents the Obligations owed to (and terminate the commitments of) each lender that has accepted such offer; or

(2) obtain the requisite consents under the Credit Agreement to permit the repurchase of the Senior Discount Notes as provided above.

      The Credit Agreement contains, and future debt of the Issuers may contain, limitations on certain events that would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of the Senior Discount Notes of their right to require the

Issuers to repurchase their Senior Discount Notes could cause a default under existing or future debt of the Issuers even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, the Issuers’ ability to pay cash to holders of the Senior Discount Notes upon a repurchase may be limited by the Issuers’ financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The Issuers’ failure to purchase Senior Discount Notes in connection with a Change of Control would result in a default under the Senior Discount Indenture. Such a default would, in turn, constitute a default under the Issuers’ existing debt, and may constitute a default under future debt as well. The Issuers’ obligation to make an offer to repurchase the Senior Discount Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount at maturity of the Senior Discount Notes.

      The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Senior Discount Indenture are applicable. Except as described above with respect to a Change of Control, the Senior Discount Indenture contains no provisions that permit the holders of the Senior Discount Notes to require that the Issuers repurchase or redeem the Senior Discount Notes in the event of a takeover, recapitalization or similar transaction.

      The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Discount Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Discount Notes properly tendered and not withdrawn under the Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer, and such Change of Control Offer is otherwise made in compliance with the provisions of this covenant.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of VHS Holdco I and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Discount Notes to require the Issuers to repurchase its Senior Discount Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of VHS Holdco I and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      VHS Holdco I will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) VHS Holdco I (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined in good faith by the principal financial officer of VHS Holdco I or, in the case of assets and Equity Interests having a value in excess of $10.0 million, by the Board of Directors of VHS Holdco I) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by VHS Holdco I or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

      The amount of (i) any liabilities (as shown on VHS Holdco I’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of VHS Holdco I or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Discount Notes) that are assumed by the transferee of any such assets and for which VHS Holdco I and all Restricted Subsidiaries have been validly released by all creditors in writing, (ii) any securities received by VHS Holdco I or such Restricted Subsidiary from such transferee that are converted by VHS Holdco I or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the receipt thereof and (iii) any Designated Non-cash Consideration received by VHS Holdco I or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by VHS Holdco I), taken together with all other Designated Non-cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 1.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received without giving effect to subsequent changes in value) shall be deemed to be cash for purposes of clause (2) above and for no other purpose.

      Notwithstanding the foregoing, the 75% limitation referred to in clause (2) above shall not apply to any Asset Sale in which the amount of consideration of the type referred to in clause (2) above received therefrom, determined in accordance with the foregoing provision, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with aforementioned 75% limitation.

      Within 365 days after the receipt of any Net Proceeds by VHS Holdco I or any Restricted Subsidiary from an Asset Sale, VHS Holdco I or such Restricted Subsidiary may apply those Net Proceeds at its option to:

(1) permanently reduce Obligations of the Issuers under the Credit Agreement (and, in the case of revolving Obligations under the Credit Agreement, to correspondingly reduce commitments with respect thereto) or other Indebtedness of the Issuers that ranks pari passu with the Senior Discount Notes (provided that if the Issuers shall so reduce Obligations under such pari passu Indebtedness, it will equally and ratably reduce Obligations under the Senior Discount Notes by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Senior Discount Notes to purchase at a purchase price equal to 100% of the Accreted Value thereof, plus accrued and unpaid interest and Additional Interest, if any, the pro rata Accreted Value of Senior Discount Notes) or Indebtedness of a Restricted Subsidiary, in each case other than Indebtedness owed to either of the Issuers or an Affiliate of the Issuers (provided that in the case of any reduction of any revolving obligations, the Issuers or such Restricted Subsidiary shall effect a corresponding reduction of commitments with respect thereto);

(2) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in VHS Holdco I or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) capital expenditures or (C) other assets, in each of (A), (B) and (C), used or useful in a Permitted Business; and/or

(3) make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in VHS Holdco I or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) assets that, in each of (A), (B) and (C), replace the businesses, properties and assets that are the subject of such Asset Sale;

provided that the 365-day period provided above to apply any portion of Net Proceeds in accordance with clause (2) or (3) above shall be extended by an additional 180 days if by not later than the 365th day after receipt of such Net Proceeds, VHS Holdco I or a Restricted Subsidiary, as applicable, has entered into a bona fide binding commitment with a Person other than an Affiliate of the Issuers to make an investment of the type referred to in either such clause in the amount of such Net Proceeds.

      When the aggregate amount of Net Proceeds not applied or invested in accordance with the preceding paragraph (“Excess Proceeds”) exceeds $20.0 million, the Issuers will make an Asset Sale Offer to all holders of Senior Discount Notes to purchase on a pro rata basis the maximum Accreted Value of Senior

Discount Notes that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.

      Pending the final application of any Net Proceeds, VHS Holdco I or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Senior Discount Indenture.

      If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuers may use those Excess Proceeds for any purpose not otherwise prohibited by the Senior Discount Indenture. If the aggregate Accreted Value of Senior Discount Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Senior Discount Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Senior Discount Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Senior Discount Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the Senior Discount Indenture by virtue of such conflict.

Selection and Notice

      If less than all of the Senior Discount Notes under the Senior Discount Indenture are to be redeemed at any time, the Trustee will select Senior Discount Notes for redemption as follows:

(1) if the Senior Discount Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Discount Notes are listed; or

(2) if the Senior Discount Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

      No Senior Discount Notes of $1,000 principal amount at maturity or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Senior Discount Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Discount Notes or a satisfaction and discharge of the Senior Discount Indenture. Notices of redemption may not be conditional.

      If any Senior Discount Note is to be redeemed in part only, the notice of redemption that relates to that Senior Discount Note will state the portion of the principal amount at maturity of that Senior Discount Note that is to be redeemed. A new Senior Discount Note in principal amount at maturity equal to the unredeemed portion of the original Senior Discount Note will be issued in the name of the holder of Senior Discount Notes upon cancellation of the original Senior Discount Note. Senior Discount Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value will cease to accrue and interest will cease to accrue, in each case to the extent applicable, on Senior Discount Notes or portions of them called for redemption.

Certain Covenants

      The Senior Discount Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock

      VHS Holdco I will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and VHS Holdco I will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided that VHS Holdco I and any Restricted Subsidiary may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary may issue Preferred Stock if the Fixed Charge Coverage Ratio for VHS Holdco I’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness under the Credit Agreement together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,025.0 million outstanding at any one time plus the amount available on the Issue Date under the Delayed Draw Term Loan Portions of the Credit Agreement less the amount of all permanent reductions of Indebtedness thereunder as a result of principal payments actually made with Net Proceeds from Asset Sales; provided, however, that such amount shall be reduced to the extent of any amount available on the Issue Date and not subsequently drawn within the time periods provided therefor under the Delayed Draw Term Loan Portions of the Credit Agreement;

(2) Indebtedness represented by the Existing Vanguard Senior Subordinated Notes after giving effect to the consummation of the Offer (including any guarantee thereof existing on the Issue Date);

(3) Indebtedness represented by the Senior Subordinated Notes and the guarantees thereof and the Senior Subordinated Notes and guarantees thereof to be issued in exchange therefor, and, Indebtedness represented by the Senior Discount Notes and the Senior Discount Notes to be issued in exchange therefor, in each case such exchange being made pursuant to the Senior Subordinated Registration Rights Agreement and the Senior Discount Registration Rights Agreement;

(4) Existing Indebtedness (other than Indebtedness described in clauses (1), (2) and (3));

(5) Indebtedness (including Capitalized Lease Obligations) incurred or issued by VHS Holdco I or any Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used by or useful to VHS Holdco I or any Restricted Subsidiary in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (5), does not exceed the greater of $60.0 million and 3.0% of Total Assets;

(6) Indebtedness incurred by VHS Holdco I or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims;

(7) Indebtedness arising from agreements of VHS Holdco I or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (A) such Indebtedness is not reflected on the balance sheet (other than by application of FIN 45 as a result of an amendment to an obligation in existence on the Issue Date) of VHS Holdco I or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by VHS Holdco I and any Restricted Subsidiaries in connection with such disposition;

(8) Indebtedness of VHS Holdco I owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by VHS Holdco I or any Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to VHS Holdco I or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if either of the Issuers is the obligor on such Indebtedness owing to a Restricted Subsidiary, other than Indebtedness represented by short-term, open account working capital notes entered into in the ordinary course of business for cash management purposes and consistent with past practice, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Issuer with respect to the Senior Discount Notes;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to VHS Holdco I or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to VHS Holdco I or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations of VHS Holdco I or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Senior Discount Indenture to be outstanding or (B) exchange rate risk with respect to any currency exchange or (C) commodity risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees provided by VHS Holdco I or any Restricted Subsidiary or obligations in respect of letters of credit related thereto, in each case in the ordinary course of business or consistent with past practice;

(12) Preferred Stock that is not Disqualified Stock and is issued by a Restricted Subsidiary of VHS Holdco I to a Person holding a minority Equity Interest in such Restricted Subsidiary (after giving effect to such issuance); provided that such Preferred Stock is not exchangeable or convertible into Indebtedness of VHS Holdco I or any of its Restricted Subsidiaries and does not require any cash payment of dividends or distributions at any time that such cash payment would result in a Default or an Event of Default; provided further that the aggregate liquidation preference of all Preferred Stock issued pursuant to this clause (12) shall not exceed $10.0 million;

(13) Indebtedness of VHS Holdco I or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (13), does not at any one time outstanding exceed $75.0 million (it being understood that (x) any Indebtedness pursuant to this clause (13) may, but need not, be incurred in whole or in part under the Credit Agreement and (y) any Indebtedness or Preferred Stock incurred pursuant to this clause (13) shall cease to be deemed incurred or outstanding for purposes of this clause (13) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which VHS Holdco I or such Restricted Subsidiary could have incurred such

Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (13));

(14) any guarantee by either of the Issuers or a Restricted Subsidiary of Indebtedness or other obligations of VHS Holdco I or any Restricted Subsidiary so long as the incurrence of such Indebtedness by VHS Holdco I or such Restricted Subsidiary is permitted under the terms of the Senior Discount Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Discount Notes, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Senior Discount Notes substantially to the same extent as such Indebtedness is subordinated to the Senior Discount Notes;

(15) the incurrence by VHS Holdco I or any Restricted Subsidiary of Indebtedness or Preferred Stock that serves to refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (15) and clause (16) below or any Indebtedness issued to so refund or refinance such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced, (B) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Senior Discount Notes, such Refinancing Indebtedness is subordinated or pari passu to the Senior Discount Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Restricted Subsidiary that is not the Discount Notes Co-Issuer that refinances Indebtedness or Preferred Stock of either Issuer or (y) Indebtedness or Preferred Stock of VHS Holdco I or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced and (E) shall not have a stated maturity date prior to the Stated Maturity of the Indebtedness being refunded or refinanced; and provided further, that subclauses (A), (B) and (E) of this clause (15) will not apply to any refunding or refinancing of any Senior Indebtedness;

(16) Indebtedness or Preferred Stock of Persons that are acquired by VHS Holdco I or any Restricted Subsidiary or merged into VHS Holdco I or a Restricted Subsidiary in accordance with the terms of the Senior Discount Indenture; provided that such Indebtedness or Preferred Stock is not incurred in connection with or in contemplation of such acquisition or merger; and provided, further, that after giving effect to such acquisition or merger, either (A) VHS Holdco I or such Restricted Subsidiary would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(17) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness, other than credit or purchase cards, is extinguished within five business days of its incurrence;

(18) Indebtedness of VHS Holdco I or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(19) Contribution Indebtedness;

(20) Indebtedness consisting of the financing of insurance premiums;

(21) Indebtedness incurred on behalf of or representing guarantees of Indebtedness of joint ventures of VHS Holdco I or any Restricted Subsidiary not in excess of $25.0 million at any time outstanding;

(22) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to VHS Holdco I or any Restricted Subsidiary other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(23) Physician Support Obligations incurred by VHS Holdco I or any Restricted Subsidiary; and

(24) all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (1) through (23) above.

      For purposes of determining compliance with this “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (24) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, VHS Holdco I will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Senior Discount Notes are first issued and authenticated under the Senior Discount Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The maximum amount of Indebtedness that VHS Holdco I and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Restricted Payments

      VHS Holdco I will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of VHS Holdco I’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by VHS Holdco I payable in Equity Interests (other than Disqualified Stock) of VHS Holdco I or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary to VHS Holdco I or any other Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, VHS Holdco I or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of either of the Issuers or any direct or indirect parent entity of either of the Issuers, including in connection with any merger or consolidation involving either of the Issuers or any such parent entity;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness of VHS Holdco I (other than (x) Indebtedness permitted under clauses (8) and (9) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness, as the case may be, purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(d) make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) VHS Holdco I would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by VHS Holdco I and the Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (9), (10), (11), (12), (14), (15), (17) and (19) of the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of VHS Holdco I for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date, to the end of VHS Holdco I’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco I, of property and marketable securities received by the Issuers since immediately after the Issue Date from the issue or sale of (x) Equity Interests of VHS Holdco I (including Retired Capital Stock (as defined below)) (other than (1) Excluded Contributions, (2) Designated Preferred Stock and (3) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of VHS Holdco I, any direct or indirect parent entities of VHS Holdco I and its Subsidiaries following the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph) and, to the extent actually contributed to VHS Holdco I, Equity Interests of any direct or indirect parent entities of VHS Holdco I and (y) debt securities of VHS Holdco I that have been converted into such Equity Interests of VHS Holdco I (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of VHS Holdco I sold to a Restricted Subsidiary or VHS Holdco I, as the case may be, and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco I, of property and marketable securities contributed to the capital of VHS Holdco I following the Issue Date (other than (1) Excluded Contributions, (2) the Cash Contribution Amount and (3) contributions by a Restricted Subsidiary), plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Board of Directors of VHS Holdco I, of property and marketable securities received after the Issue Date by means of (A) the sale or other disposition (other than to VHS Holdco I or a Restricted Subsidiary) of Restricted Investments made by VHS Holdco I or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from VHS Holdco I or its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by VHS Holdco I or its Restricted Subsidiaries or (B) the sale (other than to VHS Holdco I or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into VHS Holdco I or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to VHS Holdco I or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of VHS Holdco I in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (5) or (14) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

      The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the irrevocable redemption notice, as the case may be, if, at the date of declaration or notice, such dividend, distribution or redemption payment, as the case may be, would have complied with the provisions of the Senior Discount Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuers or any direct or indirect parent corporation of the Issuers (“Retired Capital Stock”) or Subordinated Indebtedness, as the case may be, in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Equity Interests of the Issuers or any direct or indirect parent of the Issuers or contributions to the equity capital of the Issuers (in each case, other than Disqualified Stock) (“Refunding Capital Stock”) and (B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary or the Issuers) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of VHS Holdco I made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of VHS Holdco I, which is incurred in compliance with the covenant “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, (B) such new Indebtedness is subordinated to the Senior Discount Notes at least to the same extent as such Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, (C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value and (D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Issuers or any of their direct or indirect parent entities held by any future, present or former employee, director or consultant of VHS Holdco I, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco I and its Subsidiaries) VHS Holdco I’s direct or indirect parent entities, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or arrangement; provided that the aggregate amount of all such Restricted Payments made under this clause (4) does not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); and provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of VHS Holdco I and, to the extent contributed to VHS Holdco I, Equity Interests of any of its direct or indirect parent entities, in each case to members of management, directors or consultants of VHS Holdco I, any of its Subsidiaries or (to the extent such person renders services to the businesses of VHS Holdco I and its Subsidiaries) VHS Holdco I’s direct or indirect parent entities, that occurs after the Issue Date plus (B) the cash proceeds of key man life insurance policies received by VHS Holdco I or its Restricted Subsidiaries, or by any direct or indirect parent entity to the extent contributed to VHS Holdco I, after the Issue Date (provided that VHS Holdco I may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

(5) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (5) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(6) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(7) the payment of dividends on the common equity interests of the Issuers (or the payment of dividends to any direct or indirect parent of the Issuers to fund a payment of dividends on such entity’s common stock) following the first public offering of the common stock of the Issuers, or the common equity interests of any of their direct or indirect parent entities after the Issue Date, of up to 6.0% per annum or the net proceeds received by or contributed to the Issuers in any public offering, other than public offerings with respect to common equity interests registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and other than any public sale constituting an Excluded Contribution;

(8) Investments that are made with Excluded Contributions;

(9) the declaration and payment of dividends to, or the making of loans to, VHS Holdings LLC, a Delaware limited liability company, or Vanguard in amounts required for VHS Holdings LLC or Vanguard to pay:

(A) (1) overhead (including salaries and other compensation expenses) and franchise or similar tax liabilities, legal, accounting and other professional fees and expenses in connection with, and to the extent attributable, to the maintenance of VHS Holdings LLC’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard or any of their Subsidiaries, as applicable, (2) fees and expenses related to any equity offering, investment or acquisition permitted hereunder (whether or not successful) and (3) other fees and expenses in connection with, and to the extent attributable to, the maintenance of VHS Holdings LLC’s or Vanguard’s existence and its ownership of VHS Holdco I, Vanguard or any of their Subsidiaries, as applicable; and

(B) with respect to each tax year (or portion thereof), federal, state or local income taxes (as the case may be) imposed directly on or allocated to VHS Holdings LLC or Vanguard or which are due and payable by VHS Holdings LLC or Vanguard as part of a consolidated group, to the extent such income taxes are attributable to the income of the Issuers or any of their Subsidiaries;

(10) Distributions or payments of Securitization Fees;

(11) cash dividends or other distributions on Capital Stock of VHS Holdco I or any of its Restricted Subsidiaries used to, or the making of loans, the proceeds of which will be used to, fund the payment of fees and expenses incurred in connection with the Transactions, this offering or owed to Affiliates, in each case to the extent permitted by the covenant described under “— Limitation on Transactions with Affiliates”;

(12) declaration and payment of dividends to holders of any class or series of Disqualified Stock of VHS Holdco I or any Restricted Subsidiary issued in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(13) other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(14) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock issued after the Issue Date and the declaration and payment of dividends to any direct or indirect parent company of VHS Holdco I, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock of any direct or indirect parent company of VHS Holdco I issued after the Issue Date; provided that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on the first day of such period (and the payment of dividends or distributions) on a pro forma basis, VHS Holdco I would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (14) does not exceed the net cash proceeds actually received by the Issuers from any such sale of Designated Preferred Stock issued after the Issue Date;

(15) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to VHS Holdco I or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(16) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”; provided that all Senior Discount Notes tendered by holders of the Senior Discount Notes in connection with the related Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(17) payments to Vanguard to enable Vanguard to (A) purchase Existing Vanguard Senior Subordinated Notes validly tendered, and not validly withdrawn, in the Offer in accordance with the terms thereof or (B) pay when due accrued but unpaid interest on the Existing Vanguard Senior Subordinated Notes (after giving effect to the consummation of the Offer); provided that such amounts are used by Vanguard to purchase such Existing Vanguard Senior Subordinated Notes or pay such interest, as the case may be, in accordance with this clause (17) promptly after receipt of such payment;

(18) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of VHS Holdco I or any direct or indirect parent entity of VHS Holdco I that complies with the provisions of the Senior Discount Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of VHS Holdco I; provided that, as a result of such consolidation, merger or transfer of assets, the Issuers have made a Change of Control Offer pursuant to the covenant described under “Repurchase at the Option of Holders — Change of Control” and any Senior Discount Notes tendered in connection therewith have been purchased; and

(19) cash payments in lieu of fractional shares issuable as dividends on preferred stock or upon the conversion of any convertible debt securities of either Issuer or any of their Restricted Subsidiaries; provided that the Board of Directors of VHS Holdco I shall have determined in good faith that such payments are not made for the purpose of evading the limitations of this “Limitation on Restricted Payments” covenant;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (B) thereof), (5), (7), (10), (12), (13), (14), (15), (16) and (19) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by VHS Holdco I or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of VHS Holdco I.

      VHS Holdco I will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding investments by VHS Holdco I and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      VHS Holdco I will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to VHS Holdco I or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to VHS Holdco I or any of its Restricted Subsidiaries;

(2) make loans or advances to VHS Holdco I or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to VHS Holdco I or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to Existing Indebtedness or the Credit Agreement and related documentation and the Senior Subordinated Indenture;

(2) the Senior Discount Indenture and the Existing Vanguard Senior Subordinated Notes after giving effect to the consummation of the Offer;

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above in the first paragraph of this covenant on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by VHS Holdco I or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “— Limitation on Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness of Restricted Subsidiaries which Indebtedness is permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, including, without limitation, provisions limiting the disposition or distribution of assets or property, provided that such limitations are applicable only to the assets or property that are the subject of such joint venture agreements and are owned by such joint venture;

(11) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of VHS Holdco I or any Restricted Subsidiary;

(12) customary provisions contained in licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(13) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(14) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(15) contracts entered into in the ordinary course of business, not related to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of VHS Holdco I or any Restricted Subsidiary in any manner material to VHS Holdco I or any Restricted Subsidiary;

(16) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1), (2) and (5) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Board of Directors of VHS Holdco I, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

(17) any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided that such restrictions apply only to such Securitization Subsidiary.

Limitation on Liens

      VHS Holdco I will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Subordinated Indebtedness or Indebtedness ranking pari passu with the Senior Discount Notes on any asset or property of

VHS Holdco I or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Discount Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Discount Notes are equally and ratably secured, except that the foregoing shall not apply to:

(1) Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(2) Liens securing the Senior Discount Notes or Indebtedness under the Credit Agreement (and any related guarantees thereof); and

(3) Permitted Liens.

Merger, Consolidation or Sale of All or Substantially All Assets

      Neither Issuer may, directly or indirectly: (1) consolidate or merge with or into or wind up into another Person (whether or not such Issuer is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (a) such Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the jurisdiction of organization of such Issuer or the United States, any state of the United States or the District of Columbia (such Issuer or such Person, as the case may be, hereinafter referred to as the “Successor Company”);

(2) the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the Senior Discount Notes, the Senior Discount Indenture and the Senior Discount Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee provided that at all times, a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia must be a co-issuer or the issuer of the Senior Discount Notes;

(3) immediately after such transaction no Default or Event of Default exists;

(4) after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the Successor Company (if other than such Issuer), would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under “— Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” determined on a pro forma basis (including pro forma application of the net proceeds therefrom), as if such transaction had occurred at the beginning of such four-quarter period, or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for VHS Holdco I and its Restricted Subsidiaries immediately prior to such transaction; and

(5) such Issuer shall have delivered to the Trustee a certificate from a Responsible Officer and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment or supplement (if any) comply with the Senior Discount Indenture.

      The Successor Company will succeed to, and be substituted for, such Issuer under the Senior Discount Indenture and the Senior Discount Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to VHS Holdco I or to another Restricted Subsidiary and (b) either Issuer may merge with an

Affiliate incorporated solely for the purpose of reincorporating such Issuer in another state of the United States, so long as the amount of Indebtedness of VHS Holdco I and its Restricted Subsidiaries is not increased thereby.

      If a direct or indirect parent organized or existing under the laws of the United States, any state of the United States or the District of Columbia (“Parent”) of VHS Holdco I assumes the obligations under the Senior Discount Indenture in a transaction which meets the requirements of the covenant “Merger, Consolidation or Sale of All or Substantially All Assets,” treating parent as the Successor Company for purposes of such covenant, all obligations of VHS Holdco I under the Senior Discount Indenture shall be discharged except to the extent that VHS Holdco I is or becomes a Subsidiary or Restricted Subsidiary. In such event, Parent will succeed to, and be substituted for, VHS Holdco I under the Senior Discount Indenture and the Senior Discount Notes.

Limitation on Transactions with Affiliates

      VHS Holdco I will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable, taken as a whole, to VHS Holdco I or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by VHS Holdco I or such Restricted Subsidiary with an unrelated Person on an arms length basis; and

(2) VHS Holdco I delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of VHS Holdco I set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members, if any, of the Board of Directors of VHS Holdco I.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among VHS Holdco I and/or any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments and Permitted Investments permitted by the Senior Discount Indenture;

(3) the payment to Sponsors of annual management, consulting, monitoring and advisory fees in an aggregate amount in any fiscal year not in excess of the greater of (A) $6.0 million and (B) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for the immediately preceding fiscal year, plus reasonable out-of-pocket costs and expenses in connection therewith and unpaid amounts accrued for prior periods (but after the Issue Date), and the execution of any management or monitoring agreement subject to the same limitations;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of VHS Holdco I, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco I and its Subsidiaries) any of VHS Holdco I’s direct or indirect parent entities;

(5) payments by VHS Holdco I or any Restricted Subsidiary to the Sponsors and any of their Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of VHS Holdco I in good faith;

(6) transactions in which VHS Holdco I or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to VHS Holdco I or such Restricted Subsidiary from a financial point of view;

(7) payments or loans (or cancellations of loans) to employees or consultants of VHS Holdco I, any Restricted Subsidiary or (to the extent such person renders services to the businesses of VHS Holdco I and its Subsidiaries) any of VHS Holdco I’s direct or indirect parent entities, which are approved by a majority of the Board of Directors of VHS Holdco I in good faith and which are otherwise permitted under the Senior Discount Indenture;

(8) payments made or performance under any agreement as in effect on the Issue Date (including, without limitation, each of the agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment is not less advantageous to the holders of the Senior Discount Notes in any material respect than the original agreement as in effect on the Issue Date);

(9) the existence of, or the performance by VHS Holdco I or any of its Restricted Subsidiaries of its obligations under the terms of, the LLC Agreement (including any registration rights agreement or purchase agreements related thereto to which it is party on the Issue Date and any similar agreement that it may enter into thereafter); provided that the existence of, or the performance by VHS Holdco I or any of its Restricted Subsidiaries of its obligations under any future amendment to the LLC Agreement or under any similar agreement or amendment thereto entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to holders of the Senior Discount Notes in any material respect;

(10) the Transactions and the payment of all fees and expenses related to the Transactions, including any fees to the Sponsors substantially on the terms described in this prospectus under the captions “The Transactions” and “Certain Relationships and Related Party Transactions”;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Discount Indenture that are fair to VHS Holdco I and or the Restricted Subsidiaries, in the reasonable determination of the members of the Board of Directors of VHS Holdco I or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(12) if otherwise permitted hereunder, the issuance of Equity Interests (other than Disqualified Stock) of the Issuers to any direct or indirect parent of VHS Holdco I, or to any Permitted Holder;

(13) any transaction effected as part of a Qualified Securitization Financing;

(14) any transaction with a Captive Insurance Subsidiary in the ordinary course of operations of such Captive Insurance Subsidiary;

(15) any employment agreements entered into by VHS Holdco I or any of the Restricted Subsidiaries in the ordinary course of business;

(16) transactions with joint ventures in Permitted Businesses entered into in the ordinary course of business and in a manner consistent with past practice; and

(17) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of VHS Holdco I.

Conduct of Business

      VHS Holdco I will not, and will not permit any Restricted Subsidiary (other than a Securitization Subsidiary) to, engage in any business other than Permitted Businesses, except to such extent as would not be material to VHS Holdco I and its Subsidiaries taken as a whole.

Payments for Consent

      VHS Holdco I will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Senior Discount Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Senior Discount Indenture or the Senior Discount Notes unless such consideration is offered to be paid and is paid to all holders of the Senior Discount Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Existence of Corporate Co-Issuer

      VHS Holdco I will always maintain a Wholly-Owned Subsidiary that is a Restricted Subsidiary of VHS Holdco I organized as a corporation under the laws of the United States of America, any State thereof or the District of Columbia that will serve as a co-issuer of the Senior Discount Notes unless VHS Holdco I is itself a corporation under the laws of the United States of America, any State thereof or the District of Columbia.

Reports to Holders

      Whether or not required by the Commission, so long as any Senior Discount Notes are outstanding, VHS Holdco I will furnish to the holders of Senior Discount Notes, within 45 days after the end of each of the first three fiscal quarters of each fiscal year commencing with the fiscal quarter ended September 30, 2004 or (in the case of annual financial information) within 90 days after the end of each fiscal year, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if VHS Holdco I were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by VHS Holdco I’s certified independent accountants.

      In addition, whether or not required by the Commission, VHS Holdco I will file a copy of all of the information and reports referred to above with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, VHS Holdco I has agreed that, for so long as any Senior Discount Notes remain outstanding, it will furnish to the holders of the Senior Discount Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      So long as Vanguard is a guarantor of the Issuers’ obligations pursuant to the Senior Discount Notes (there being no obligation of Vanguard to do so), holds no material assets other than cash, Cash Equivalents and the Capital Stock of VHS Holdco I or the Discount Notes Co-Issuer (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Senior Discount Notes pursuant to this covenant may, at the option of VHS Holdco I, be filed by and be those of Vanguard rather than VHS Holdco I.

      Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the Commission of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default

      Under the Senior Discount Indenture, an Event of Default is defined as any of the following:

(1) the Issuers default in payment when due and payable, upon redemption, acceleration or otherwise, of the Accreted Value or principal of, or premium, if any, on the Senior Discount Notes issued under the Senior Discount Indenture;

(2) the Issuers default in the payment when due of interest or Additional Interest, if any, on or with respect to the Senior Discount Notes issued under the Senior Discount Indenture and such default continues for a period of 30 days;

(3) either of the Issuers defaults in the performance of, or breaches any covenant, warranty or other agreement contained in the Senior Discount Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of 25% or more in aggregate principal amount at maturity of the Senior Discount Notes;

(4) either of the Issuers or any Significant Subsidiary defaults under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by VHS Holdco I or any Restricted Subsidiary or the payment of which is guaranteed by VHS Holdco I or any Restricted Subsidiary (other than Indebtedness owed to VHS Holdco I or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated final maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

(5) certain events of bankruptcy affecting the Issuers or any Significant Subsidiary; or

(6) either of the Issuers or any Significant Subsidiary fails to pay final judgments (other than any judgments covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 consecutive days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed.

      If an Event of Default (other than an Event of Default specified in clause (5) above with respect to either of the Issuers) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount at maturity of outstanding Senior Discount Notes under the Senior Discount Indenture may declare the Accreted Value of and accrued interest on such Senior Discount Notes to be due and payable by notice in writing to the Issuers, the Trustee and the Representative under the Credit Agreement specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above with respect to either of the Issuers occurs and is continuing, then all unpaid Accreted Value or principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Senior Discount Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the Senior Discount Notes.

      The Senior Discount Indenture provides that, at any time after a declaration of acceleration with respect to the Senior Discount Notes issued under the Senior Discount Indenture as described in the preceding paragraph, the holders of a majority in principal amount at maturity of the outstanding Senior Discount Notes issued under the Senior Discount Indenture may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of Accreted Value or principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue Accreted Value or principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Issuers have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (5) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an opinion of counsel that such Event of Default has been cured or waived.

      No such rescission shall affect any subsequent Default or impair any right consequent thereto.

      The holders of a majority in principal amount at maturity of the Senior Discount Notes issued under the Senior Discount Indenture may waive any existing Default or Event of Default under the Senior Discount Indenture, and its consequences, except a default in the payment of the Accreted Value or principal of or interest on such Senior Discount Notes.

      In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Discount Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the Accreted Value or principal amount of the Senior Discount Notes as described above be annulled, waived or rescinded upon the happening of any such events.

      Holders of the Senior Discount Notes may not enforce the Senior Discount Indenture or the Senior Discount Notes except as provided in the Senior Discount Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Senior Discount Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Discount Indenture at the request, order or direction of any of the holders of the Senior Discount Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Senior Discount Indenture and applicable law, the holders of a majority in aggregate principal amount at maturity of the then outstanding Senior Discount Notes issued under such Senior Discount Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

      The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Senior Discount Indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Issuers or any direct or indirect parent entity (other than Vanguard), as such, has any liability for any obligations of the Issuers under the Senior Discount Notes, the Senior Discount Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Discount Notes by accepting a Senior Discount Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Discount Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Senior Discount Notes and the Senior Discount Indenture (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Senior Discount Notes issued thereunder to receive payments in respect of the Accreted Value or principal of, or interest or premium and Additional Interest, if any, on such Senior Discount Notes when such payments are due from the trust referred to below;

(2) the Issuers’ obligations with respect to the Senior Discount Notes issued thereunder concerning issuing temporary Senior Discount Notes, registration of Senior Discount Notes, mutilated, destroyed, lost or stolen Senior Discount Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Senior Discount Indenture.

      In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Senior Discount Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Senior Discount Notes issued thereunder. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Issuers but not their Restricted Subsidiaries) described under “— Events of Default” will no longer constitute an Event of Default with respect to the Senior Discount Notes issued thereunder.

      In order to exercise either Legal Defeasance or Covenant Defeasance under the Senior Discount Indenture:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Discount Notes issued thereunder, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the Accreted Value or principal of, or interest and premium and Additional Interest, if any, on the outstanding Senior Discount Notes issued thereunder on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Senior Discount Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the respective outstanding Senior Discount Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the respective outstanding Senior Discount Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) or insofar as Events of Default (other than Events of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens in connection therewith) resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the Senior Discount Indenture) to which VHS Holdco I or any of its Restricted Subsidiaries is a party or by which VHS Holdco I or any of its Restricted Subsidiaries is bound;

(6) the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the holders of Senior Discount Notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(7) the Issuers must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The Senior Discount Indenture will be discharged and will cease to be of further effect as to all Senior Discount Notes issued thereunder, when:

(1) either:

(a) all Senior Discount Notes that have been authenticated, except lost, stolen or destroyed Senior Discount Notes that have been replaced or paid and Senior Discount Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuers, have been delivered to the Trustee for cancellation; or

(b) all Senior Discount Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Senior Discount Notes not delivered to the Trustee for cancellation for Accreted Value or principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) the Issuers have paid or caused to be paid all sums payable by them under the Senior Discount Indenture; and

(3) in the event of a deposit as provided in clause (1)(b), the Issuers have delivered irrevocable instructions to the Trustee under the Senior Discount Indenture to apply the deposited money toward the payment of the Senior Discount Notes issued thereunder at maturity or the redemption date, as the case may be.

      In addition, the Issuers must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Modification of the Senior Discount Indenture

      Except as provided in the next three succeeding paragraphs, the Senior Discount Indenture or the Senior Discount Notes issued thereunder may be amended or supplemented with the consent of the holders of at least a majority in principal amount at maturity of the Senior Discount Notes then outstanding issued under the Senior Discount Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Discount Notes), and any existing default or compliance with any provision of the Senior Discount Indenture or the Senior Discount Notes issued thereunder may be waived with the consent of the holders of a majority in principal amount at maturity of the then outstanding Senior Discount Notes issued under the Senior Discount Indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Discount Notes).

      Without the consent of each holder affected, an amendment or waiver of the Senior Discount Indenture may not (with respect to any Senior Discount Notes held by a non-consenting holder):

(1) reduce the Accreted Value or principal amount at maturity of Senior Discount Notes issued thereunder whose holders must consent to an amendment, supplement or waiver;

(2) reduce the Accreted Value or principal amount at maturity of or change the fixed maturity of any Senior Discount Note or alter the provisions with respect to the redemption of the Senior Discount Notes issued thereunder (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Discount Note issued thereunder;

(4) waive a Default or Event of Default in the payment of Accreted Value or principal of, or interest or premium, or Additional Interest, if any, on the Senior Discount Notes issued thereunder (except a rescission of acceleration of the Senior Discount Notes issued thereunder by the holders of at least a majority in aggregate principal amount at maturity of the Senior Discount Notes issued thereunder and a waiver of the payment default that resulted from such acceleration);

(5) make any Senior Discount Note payable in money other than that stated in the Senior Discount Notes;

(6) make any change in the provisions of the Senior Discount Indenture relating to waivers of past Defaults or the rights of holders of Senior Discount Notes to receive payments of Accreted Value or principal of, or interest or premium or Additional Interest, if any, on the Senior Discount Notes issued thereunder;

(7) waive a redemption payment with respect to any Senior Discount Note issued thereunder (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) expressly subordinate the Senior Discount Notes to any other Indebtedness of the Issuers; or

(9) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding paragraph, without the consent of any holder of Senior Discount Notes, the Issuers and the Trustee may amend or supplement the Senior Discount Indenture or the Senior Discount Notes issued thereunder:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Senior Discount Notes in addition to or in place of certificated Senior Discount Notes;

(3) to provide for the assumption of either Issuers’ obligations to holders of Senior Discount Notes in the case of a merger or consolidation or sale of all or substantially all of such Issuers’ assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Senior Discount Notes or that does not adversely affect the legal rights under the Senior Discount Indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Senior Discount Indenture under the Trust Indenture Act; or

(6) to add a guarantee of the Senior Discount Notes or to release Vanguard’s guarantee of the Senior Discount Notes.

Governing Law

      The Senior Discount Indenture, the Senior Discount Notes and Vanguard’s guarantee of the Issuers’ obligations pursuant to the Senior Discount Notes are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

      If the Trustee becomes a creditor of the Issuers, the Senior Discount Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The holders of a majority in principal amount at maturity of the then outstanding Senior Discount Notes issued under the Senior Discount Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Discount Indenture provides that in case an Event of Default occurs and is continuing, the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Senior Discount Indenture at the request of any holder of Senior Discount Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

      Set forth below are certain defined terms used in the Senior Discount Indenture. Reference is made to the Senior Discount Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Senior Discount Notes:

(1) if the Specified Date occurs on one of the following dates (each a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for each Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value

April 1, 2005	$611.08
October 1, 2005	645.46
April 1, 2006	681.76
October 1, 2006	720.11
April 1, 2007	760.62
October 1, 2007	803.40
April 1, 2008	848.59
October 1, 2008	896.33
April 1, 2009	946.75
October 1, 2009	$1,000.00

The foregoing Accreted Values shall be increased, if necessary, to reflect any accretion of Additional Interest payable under the Senior Discount Registration Rights Agreement. As a result, in the event that Additional Interest accrues on the Senior Discount Notes, the principal amount at maturity of the Senior Discount Notes will be in excess of $1,000.

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price of a Senior Discount Note and (b) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4) if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000 (increased, if necessary, to reflect any accretion of Additional Interest payable under the Senior Discount Registration Rights Agreement).

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person;

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person; and

(3) Indebtedness of any other Person assumed in connection with, and existing at the time of, an acquisition by a Restricted Subsidiary of the property or assets that constitute substantially all of a division or line of business of such Person.

but excluding in any event Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, or such assets or property being acquired by, such specified Person.

      “Additional Interest” has the meaning given such term in the offering memorandum distributed in connection with the private offering of the outstanding senior discount notes.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

      “Applicable Premium” means with respect to any Senior Discount Note on the applicable Redemption Date, the greater of:

(1) 1.0% of the then outstanding Accreted Value of the Senior Discount Note; and

(2) the excess of:

(a) the present value at such redemption date of (1) the redemption price of the Senior Discount Notes at October 1, 2009 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (2) all required interest payments due on the Senior Discount Notes through October 1, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding Accreted Value of the Senior Discount Note.

      “Asset Sale” means (1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets of VHS Holdco I or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (2) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than VHS Holdco I or a Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

(1) a disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business;

(2) the disposition of all or substantially all of the assets of either of the Issuers in a manner permitted pursuant to the covenant contained under the caption “Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Senior Discount Indenture;

(3) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption “Certain Covenants — Restricted Payments”;

(4) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $10.0 million;

(5) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to VHS Holdco I or by VHS Holdco I or a Restricted Subsidiary to another Restricted Subsidiary;

(6) the lease, assignment, license or sublease of any real or personal property in the ordinary course of business;

(7) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(8) sales of assets received by VHS Holdco I or any Restricted Subsidiary upon foreclosures on a Lien;

(9) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

(10) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

(11) any exchange of assets for assets related to a Permitted Business of comparable market value, as determined in good faith by VHS Holdco I, which in the event of an exchange of assets with a fair market value in excess of (1) $25.0 million shall be evidenced by a certificate of a Responsible Officer of VHS Holdco I, and (2) $50.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of VHS Holdco I;

(12) the substantially contemporaneous sale and leaseback of an asset; provided that the sale and leaseback occurs within 180 days after the date of the acquisition of the asset by VHS Holdco I or any Restricted Subsidiary; and

(13) the sale or transfer, in the ordinary course of business consistent with past practice, of receivables owing to VHS Holdco I or any Restricted Subsidiary for the purpose of collection of outstanding balances thereunder.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a limited liability company, the board of directors or other governing body, and in the absence of same, the manager or board of managers or the managing member or members or any controlling committee thereof;

(3) with respect to a partnership, the board of directors of the general partner or manager of the partnership; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

      “Captive Insurance Subsidiary” means a Subsidiary of VHS Holdco I or any Restricted Subsidiary established for the purpose of insuring the health care businesses or facilities owned or operated by VHS Holdco I or any of its Subsidiaries or any physician employed by on the medical staff of any such business or facility.

      “Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuers described in the definition of “Contribution Indebtedness.”

      “Cash Equivalents” means:

(1) U.S. dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, in each case with maturities not exceeding two years;

(3) certificates of deposit and time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least A-1 from Moody’s or P-1 from S&P;

(6) securities with maturities of two years or less from the date of acquisition issued or fully guaranteed by any State or commonwealth of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A-2 by Moody’s;

(7) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $500.0 million.

      “Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of VHS Holdco I and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2) any of Vanguard or either of the Issuers becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of either of the Issuers or any of their respective direct or indirect parent corporations or entities; or

(3) (A) prior to the first public offering of common stock of any of Vanguard or either of the Issuers, the first day on which the Board of Directors of Vanguard shall cease to consist of a majority of directors who (1) were members of the Board of Directors of Vanguard on the Issue Date or (2) were either (x) nominated for election by the Board of Directors of Vanguard, a majority of whom were directors on the Issue Date or whose election or nomination for election was previously approved by a majority of such directors, or (y) designated or appointed by a Permitted Holder (each of the directors selected pursuant to clauses (A)(1) and (A)(2), “Continuing Directors”) and (B) after the first public offering of common stock of any of Vanguard or either of the Issuers, (1) if such public offering is of common stock of Vanguard, the first day on which a majority of the members of the Board of Directors of Vanguard are not Continuing Directors or (2) if such public offering is of either of the Issuers’ common stock, the first day on which a majority of the members of the Board of Directors of such Issuer are not Continuing Directors.

      “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

      “Commission” means the Securities and Exchange Commission.

      “Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

      “Consolidated Interest Expense” means, with respect to any Person for any period, (1) the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding amortization of deferred financing fees, expensing of any bridge or other financing fees and expenses and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, Securitization Fees), less (2) interest income of such Person and its Restricted Subsidiaries (other than cash interest income of the Captive Insurance Subsidiaries) for such period.

      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that

(1) any net after-tax extraordinary, unusual or nonrecurring gains or losses (less all fees and expenses relating thereto) or income or expense or charge (including, without limitation, severance, relocation and other restructuring costs) including, without limitation, any severance expense, and fees, expenses or charges related to any offering of Equity Interests of such Person, any Investment, acquisition or Indebtedness permitted to be incurred hereunder (in each case, whether or not successful), including all fees, expenses, charges and change in control payments related to the Transactions, in each case shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3) any net after-tax income or loss from discontinued operations and any net after-tax gain or loss on disposal of discontinued operations shall be excluded;

(4) any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of VHS Holdco I) shall be excluded;

(5) any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(6) an amount equal to the amount of Tax Distributions under clause 9(B) of the covenant described under “— Limitation on Restricted Payments” actually made to Vanguard or VHS Holdings LLC in respect of the net taxable income allocated by VHS Holdco I to Vanguard or VHS Holdings LLC for such period shall be included as though such amounts had been paid as income taxes directly by VHS Holdco I;

(7) (A) the Net Income for such period of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments in respect of equity that are actually paid in cash (or to the extent converted into cash) by the referent Person to VHS Holdco I or a Restricted Subsidiary thereof in respect of such period and (B) without duplication, the Net Income for such period shall include any dividend, distribution or other payments in respect of equity paid in cash by such Person to VHS Holdco I or a Restricted Subsidiary thereof in excess of the amounts included in clause (A);

(8) any increase in amortization or depreciation or any one-time non-cash charges resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated prior to or after the Issue Date shall be excluded;

(9) accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established as a result of the Transactions in accordance with GAAP shall be excluded;

(10) any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141, shall be excluded;

(11) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded; and

(12) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants — Limitation on Restricted Payments”, the Net Income for such period of any Restricted Subsidiary shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than as permitted by the covenant described under “— Limitation on Dividend and other Payment Restrictions Affecting Restricted Subsidiaries”), unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person to VHS Holdco I or any Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

      Notwithstanding the foregoing, for the purpose of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by VHS Holdco I and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by VHS Holdco I and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by VHS Holdco I and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of

Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments.”

      “Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (1) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (2) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

      “Contribution Indebtedness” means Indebtedness of the Issuers in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuers after the Issue Date, provided that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of the Issuers, the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Senior Discount Notes, and

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contribution and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the incurrence date thereof.

      “Credit Agreement” means that certain Credit Agreement, dated as of September 23, 2004 among VHS Holdco I, VHS Holdco II, Vanguard Holding Company II, Inc., the Lenders party thereto, Bank of America, N.A. as administrative agent, Citicorp North America, Inc., as syndication agent, the other agents named therein, and Banc of America Securities LLC and Citigroup Global Markets Inc., as joint lead arrangers and book runners, together with all agreements, notes, instruments and documents executed or delivered pursuant thereto and in connection therewith, including, without limitation, all mortgages, other security documents and guaranties, in each case as amended (including any amendment and restatement), supplemented, extended, renewed, replaced (by one or more credit facilities, debt instruments, indentures and/or related documentation) or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of or refinancing in whole or in part (including, but not limited to, by the inclusion of additional or different lenders or financial institutions thereunder or additional borrowers or guarantors thereof) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements and whether by the same or any other agent, lender or group of lenders or other financial institutions.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Delayed Draw Term Loan Portions” means (1) the $150.0 million available under the Credit Agreement, which may be drawn within the period specified (including any extensions thereof) after the Issue Date to finance the acquisition of hospital properties and related properties, to fund working capital and capital expenditures in connection therewith and, to the extent of any excess availability, to fund the Issuers’ working capital, capital expenditures and general corporate needs, and (2) the $175.0 million available under the Credit Agreement, which may be drawn at any time during the period specified (including any extensions thereof) following the Issue Date for working capital and general corporate requirements, including permitted acquisitions.

      “Designated Non-cash Consideration” means the fair market value of non-cash consideration received by VHS Holdco I or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

      “Designated Preferred Stock” means Preferred Stock of the Issuers or any direct or indirect parent company of the Issuers (other than Disqualified Stock), that is issued for cash (other than to the Issuers or any of their Subsidiaries or an employee stock ownership plan or trust established by the Issuers or any of their Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

      “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the Final Maturity Date of the Senior Discount Notes or the date the Senior Discount Notes are no longer outstanding; provided (x) that if such Capital Stock is issued to any plan for the benefit of employees of the Issuers or their Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by either of the Issuers or their Subsidiaries in order to satisfy applicable statutory or regulatory obligations and (y) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require either of the Issuers or the Subsidiary that issued such Capital Stock to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale, will not constitute Disqualified Stock.

      “EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period (A) plus, without duplication, and in each case to the extent deducted in calculating Consolidated Net Income for such period:

(1) provision for taxes based on income, profits or capital of such Person for such period, including, without limitation, state, franchise and similar taxes (including any Tax Distribution taken into account in calculating Consolidated Net Income), plus

(2) Consolidated Interest Expense of such Person for such period, plus

(3) Consolidated Depreciation and Amortization Expense of such Person for such period, plus

(4) any reasonable expenses or charges related to the Transactions, any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Senior Discount Indenture, plus

(5) the amount of any restructuring charges (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost or excess pension charges), plus

(6) the minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on Equity Interests held by third parties, plus

(7) the non-cash portion of “straight-line” rent expense, plus

(8) the amount of any expense to the extent a corresponding amount is received in cash by VHS Holdco I and its Restricted Subsidiaries from a Person other than VHS Holdco I or any Subsidiary of VHS Holdco I under any agreement providing for reimbursement of any such expense, provided such reimbursement payment has not been included in determining Consolidated Net Income or EBITDA (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods), plus

(9) the amount of management, consulting, monitoring and advisory fees and related expenses paid to the Sponsors or any other Permitted Holder (or any accruals related to such fees and related expenses) during such period; provided that such amount shall not exceed in any four quarter period the greater of (x) $6.0 million and (y) 2.0% of EBITDA of VHS Holdco II and its Restricted Subsidiaries for each period, plus

(10) without duplication, any other non-cash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) (excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period), plus

(11) any net losses resulting from Hedging Obligations entered into in the ordinary course of business relating to intercompany loans, to the extent that the notional amount of the related Hedging Obligation does not exceed the principal amount of the related intercompany loan, and (B) less the sum of, without duplication, (1) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period); (2) the minority interest income consisting of subsidiary losses attributable to the minority equity interests of third parties in any non-Wholly-Owned Subsidiary, (3) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense and (4) any net gains resulting from Hedging Obligations entered into in the ordinary course of business relating to intercompany loans, to the extent that the notional amount of the related Hedging Obligation does not exceed the principal amount of the related intercompany loan.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuers or any of their direct or indirect parent corporations (excluding Disqualified Stock), other than (i) public offerings with respect to common stock of the Issuers or of any direct or indirect parent corporation of the Issuers registered on Form S-8 (or any successor form that provides for registration of securities offered to employees of the registrant) and (ii) any such public or private sale that constitutes an Excluded Contribution.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received after the Issue Date by VHS Holdco I and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of VHS Holdco I or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of VHS Holdco I or any Subsidiary of VHS Holdco I) of Capital Stock (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments.”

      “Existing Indebtedness” means Indebtedness of VHS Holdco I and its Subsidiaries (after giving effect to the Transactions) in existence on the Issue Date.

      “Existing Vanguard Senior Subordinated Notes” means the 9 3/4% Senior Subordinated Notes due 2011 issued by Vanguard pursuant to an indenture dated as of July 30, 2001 among Vanguard, the Guarantors (as defined therein) and Bank One Trust Company, N.A., as supplemented.

      “Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that VHS Holdco I or any Restricted Subsidiary incurs, assumes, guarantees or repays any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or repayment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers or consolidations (as determined in accordance with GAAP) that have been made by VHS Holdco I or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into VHS Holdco I or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition (including the Transactions), disposition, merger or consolidation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition (including the Transactions), disposition, merger or consolidation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including the Transactions) or other Investment and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of VHS Holdco I and such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of VHS Holdco I of any closing) of any facility, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the chief financial officer of VHS Holdco I and another Officer which states (1) the amount of such adjustment or adjustments, (2) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (3) that any related incurrence of Indebtedness is permitted pursuant to the Senior Discount Indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of VHS Holdco I to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as VHS Holdco I may designate.

      “Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense of such Person for such period, (b) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid, accrued and/or scheduled to be paid or accrued during such period (excluding items eliminated in consolidation) of any series of Disqualified Stock.

      “Foreign Subsidiary” means any Subsidiary of VHS Holdco I that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

      “GAAP” means generally accepted accounting principles in the United States in effect on the Issue Date. For purposes of this description of Senior Discount Notes, the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

      “Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

      “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

      “Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent,

(1) in respect of borrowed money,

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) reimbursement obligations in respect of trade letters of credit obtained in the ordinary course of business with expiration dates not in excess of 365 days from the date of issuance (x) to the extent undrawn or (y) if drawn, to the extent repaid in full within 20 business days of any such drawing, or

(4) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) Disqualified Stock of such Person;

(c) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); and

(e) to the extent not otherwise included, the amount then outstanding (i.e., advanced, and received by, and available for use by, VHS Holdco I or any of its Restricted Subsidiaries) under any Securitization Financing (as set forth in the books and records of VHS Holdco I or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Securitization Financing);

provided that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

      “Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of VHS Holdco I, qualified to perform the task for which it has been engaged.

      “Investment Grade Securities” means:

(1) securities issued by the U.S. government or by any agency or instrumentality thereof and directly and fully guaranteed or insured by the U.S. government (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers or suppliers, commission, travel and similar advances to officers and employees, and, to the extent recorded in conformity with GAAP on the balance sheet of VHS Holdco I as accounts receivable, prepaid expenses or deposits, endorsements for collections or deposits, in each case to the extent arising in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If VHS Holdco I or any Subsidiary of VHS Holdco I sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of VHS Holdco I such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of VHS Holdco I, VHS Holdco I will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the

Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments.”

      For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants — Limitation on Restricted Payments”,

(1) “Investments” shall include the portion (proportionate to VHS Holdco I’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of VHS Holdco I at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, VHS Holdco I shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) VHS Holdco I’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to VHS Holdco I’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation;

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by VHS Holdco I; and

(3) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Issue Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of VHS Holdco I in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by VHS Holdco I and the Restricted Subsidiaries immediately after such transfer.

      “Issue Date” means the date on which the outstanding Senior Discount Notes were originally issued.

      “Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, encumbrance, charge or security interest in or on such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities (other than securities representing an interest in a joint venture that is not a Subsidiary), any purchase option, call or similar right of a third party with respect to such securities.

      “LLC Agreement” means the LLC Agreement among certain of the Sponsors and VHS Holdings LLC.

      “Management Group” means the group consisting of the directors, executive officers and other management personnel of Vanguard and the Issuers, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Vanguard or the Issuers, as the case may be, was approved by a vote of a majority of the directors of Vanguard or the Issuers, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of Vanguard or the Issuers, as the case may be, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of Vanguard or the Issuers, as the case may be.

      “Moody’s” means Moody’s Investors Service, Inc.

      “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

      “Net Proceeds” means the aggregate cash proceeds received by VHS Holdco I or any Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the fourth paragraph of the covenant described under “— Repurchase at the Option of Holders — Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by VHS Holdco I as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by VHS Holdco I after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that any net proceeds of an Asset Sale by a non-guarantor Subsidiary that are subject to restrictions on repatriation to VHS Holdco I will not be considered Net Proceeds for so long as such proceeds are subject to such restrictions.

      “Obligations” means any principal, interest, penalties, fees, expenses, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

      “Offer” means the offer to purchase Existing Vanguard Senior Subordinated Notes and related consent solicitation as described in this prospectus under the caption “The Transactions,” on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated July 27, 2004.

      “Officer” means the Chairman of the Board, the Vice Chairman (if any), the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuers.

      “Officers’ Certificate” means a certificate signed on behalf of the Issuers by two Officers of the Issuers, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuers, that meets the requirements set forth in the Senior Discount Indenture.

      “Permitted Business” means any business in the healthcare industry, including, without limitation, the business of owning and operating acute care hospitals and other related health care services and any services, activities or businesses incidental or directly related or reasonably similar thereto and any line of business engaged in by the Issuers or any of their direct or indirect Subsidiaries on the Issue Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

      “Permitted Debt” is defined under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

      “Permitted Holders” means, at any time, each of (1) the Sponsors and their Affiliates (not including, however, any portfolio companies of any of the Sponsors), (2) one or more of the executive officers of Vanguard as of the Issue Date as listed in this prospectus under the caption “Management” (excluding any representatives of the Sponsors and their Affiliates), and (3) the Management Group, excluding those persons included in clause (ii) hereof, with respect to not more than 5.0% of the total voting power of the Equity Interests of Vanguard, the Issuers or any direct or indirect parent company of any of such Persons. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Senior Discount Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

      “Permitted Investments” means

(1) any Investment by VHS Holdco I in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by VHS Holdco I or any Restricted Subsidiary in a Person that is engaged in a Permitted Business if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, VHS Holdco I or a Restricted Subsidiary;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions described above under the caption “— Repurchase at the Option of Holders-Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed);

(6) (A) loans and advances to officers, directors and employees, not in excess of $10.0 million in the aggregate outstanding at any one time and (B) loans and advances of payroll payments and expenses to officers, directors and employees in each case incurred in the ordinary course of business;

(7) any Investment acquired by VHS Holdco I or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by VHS Holdco I or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) in satisfaction of a judgment or as a result of a foreclosure by VHS Holdco I or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (10) of the definition of “Permitted Debt”;

(9) any Investment by VHS Holdco I or a Restricted Subsidiary in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed 3.0% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales”;

(11) Investments the payment for which consists of Equity Interests of the Issuers or any direct or indirect parent companies of the Issuers (exclusive of Disqualified Stock);

(12) guarantees of Indebtedness permitted under the covenant contained under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and performance guarantees consistent with past practice;

(13) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under “Certain Covenants — Limitation on Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of the second paragraph thereof);

(14) Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuers or merged into or consolidated with a Restricted Subsidiary in accordance with the covenant described under “Certain Covenants — Merger Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(15) guarantees by VHS Holdco I or any Restricted Subsidiary of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Restricted Subsidiary in the ordinary course of business;

(16) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest;

(19) additional Investments in joint ventures of VHS Holdco I or any Restricted Subsidiary existing on the Issue Date in an aggregate amount not to exceed $25.0 million;

(20) Physician Support Obligations made by VHS Holdco I or any Restricted Subsidiary;

(21) Investments in a Captive Insurance Subsidiary in an amount that does not exceed the minimum amount of capital required under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed plus the amount of any reasonable general corporate and overhead expenses of such Captive Insurance Subsidiary, and any Investment by a Captive Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which such Captive Insurance Subsidiary is formed and made in the ordinary course of its business and rated in one of the four highest rating categories;

(22) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

(23) additional Investments by VHS Holdco I or any Restricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (23), not to exceed 3.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

      “Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary of VHS Holdco I; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by VHS Holdco I or any Restricted Subsidiary;

(4) Liens on property at the time VHS Holdco I or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into VHS Holdco I or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that such Liens may not extend to any other property owned by VHS Holdco I or any Restricted Subsidiary;

(5) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to VHS Holdco I or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”;

(6) Liens securing Hedging Obligations so long as the related Indebtedness is permitted to be incurred under the Senior Discount Indenture and is secured by a Lien on the same property securing such Hedging Obligation;

(7) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(8) Liens in favor of VHS Holdco I or any Restricted Subsidiary;

(9) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Liens referred to in clauses (3), (4), (25) and (26) of this definition; provided that (A) such new Lien shall be limited to all or part of the same property that secured the original Liens (plus improvements on such property), and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (1) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (3), (4), (25) and (26) at the time the original Lien became a Permitted Lien under the Senior Discount Indenture and (2) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(10) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” incurred in connection with any Qualified Securitization Financing;

(11) Liens for taxes, assessments or other governmental charges or levies of or against VHS Holdco I or one of its Subsidiaries not yet delinquent, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted or pursuant to a closing agreement to be entered into under Section 7121 of the Code between Vanguard Health Financial Company, Inc. and the Commissioner of Internal Revenue with respect to the election under Section 953(d) made (or to be made) by Volunteer Insurance, Ltd. or for property taxes on property that VHS Holdco I or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(12) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(13) (A) pledges and deposits made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (B) pledges and deposits securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Vanguard, VHS Holdco I, VHS Holdco II or any Restricted Subsidiary;

(14) landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, VHS Holdco I or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP;

(15) zoning restrictions, easements, trackage rights, leases (other than Capitalized Lease Obligations), licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of VHS Holdco I or any Restricted Subsidiary;

(16) Liens that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of VHS Holdco I or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of VHS Holdco I and the Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of VHS Holdco I or any Restricted Subsidiary in the ordinary course of business;

(17) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights;

(18) Liens securing obligations in respect of trade-related letters of credit permitted under the caption “Certain Covenants — Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit and the proceeds and products thereof;

(19) any interest or title of a lessor under any lease or sublease entered into by VHS Holdco I or any Restricted Subsidiary in the ordinary course of business;

(20) licenses of intellectual property granted in a manner consistent with past practice;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Liens solely on any cash earnest money deposits made by VHS Holdco I or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;

(23) Liens with respect to obligations of VHS Holdco I or a Restricted Subsidiary with an aggregate fair market value (valued at the time of creation thereof) of not more than $25.0 million at any time;

(24) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money) entered into in the ordinary course of business;

(25) Liens securing Capitalized Lease Obligations permitted to be incurred pursuant to the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Preferred Stock” and Indebtedness permitted to be incurred under clause (5) of the second paragraph of such covenant; provided, however, that such Liens securing Capitalized Lease Obligations or Indebtedness incurred under clause (5) of the second paragraph of the covenant described under “— Limitation on Incurrence of Additional Indebtedness and Preferred Stock” may not extend to property owned by VHS Holdco I or any Restricted Subsidiary other than the property being leased or acquired pursuant to such clause (5); and

(26) Liens existing on the Issue Date after giving effect to the consummation of the Transactions.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of, (1) a physician or healthcare professional providing service to patients in the service area of a hospital or other health care facility operated by VHS Holdco I or any of its Subsidiaries or (2) any independent practice association or other entity majority-owned by any Person described in clause (1) made or given by VHS Holdco I or any Subsidiary of VHS Holdco I, in each case:

(a) in the ordinary course of its business; and

(b) pursuant to a written agreement having a period not to exceed five years.

      “Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

      “Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from Vanguard or any Subsidiary of Vanguard to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (1) amounts required to be established as reserves, (2) amounts paid to investors in respect of interest, (3) principal and other amounts owing to such investors and (4) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

      “Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of VHS Holdco I in good faith, except that in the event the value of any such assets or Capital Stock exceeds $25.0 million or more, the fair market value shall be determined by an Independent Financial Advisor.

      “Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (1) the Board of Directors of VHS Holdco I shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuers and the Securitization Subsidiary, (2) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by VHS Holdco I) and (3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by VHS Holdco I) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of VHS Holdco I or any Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under the Credit Agreement and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

      “Representative” means the trustee, agent or representative (if any) for the Credit Agreement.

      “Responsible Officer” of any Person means any executive officer or financial officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of the Senior Discount Indenture.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of VHS Holdco I that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of Restricted Subsidiary. Unless otherwise indicated, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of VHS Holdco I, including the Discount Notes Co-Issuer. References herein to Restricted Subsidiaries of VHS Holdco II shall mean the Restricted Subsidiaries of VHS Holdco II under the terms of the Senior Subordinated Indenture.

      “S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

      “Securitization Assets” means any accounts receivable, inventory, royalty or revenue streams from sales of inventory subject to a Qualified Securitization Financing.

      “Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

      “Securitization Financing” means any transaction or series of transactions that may be entered into by Vanguard or any of its Subsidiaries pursuant to which Vanguard or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Vanguard or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of Vanguard or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by Vanguard or any of its Subsidiaries in connection with such Securitization Assets.

      “Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

      “Securitization Subsidiary” means a Wholly-Owned Subsidiary of Vanguard (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Vanguard or any of its Subsidiaries makes an Investment and to which Vanguard or any of its Subsidiaries transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of Vanguard or its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Vanguard or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (1) is guaranteed by Vanguard or any of its Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (2) is recourse to or obligates Vanguard or any of its Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or

(3) subjects any property or asset of Vanguard or any of its Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Vanguard nor any of its Subsidiaries has any material contract, agreement, arrangement or understanding other than on terms which Vanguard reasonably believes to be no less favorable to Vanguard or any of its Subsidiaries than those that might be obtained at the time from Persons that are not Affiliates of Vanguard and (c) to which neither Vanguard nor any of its Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Vanguard or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Vanguard or such other Person giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

      “Senior Subordinated Indenture” means the indenture dated September 23, 2004 by and among VHS Holdco II, Vanguard Holding Company II, Inc., the Guarantors (as defined therein) and U.S. Bank National Association as trustee.

      “Senior Subordinated Notes” means the $575.0 million aggregate principal amount of the 9% Senior Subordinated Notes of VHS Holdco II and Vanguard Holding Company II, Inc. due 2014 issued under the Senior Subordinated Indenture.

      “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of VHS Holdco I as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

      “Sponsors” means one or more investment funds controlled by The Blackstone Group and its Affiliates and one or more investment funds controlled by Morgan Stanley Capital Partners and its Affiliates.

      “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Vanguard or any of its Subsidiaries which Vanguard has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the day on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Indebtedness” means any Indebtedness of either of the Issuers that is by its terms subordinated in right of payment to the Senior Discount Notes.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

      “Tax Distribution” means any distribution described under clause (9) of the covenant “— Limitation on Restricted Payments.”

      “Total Assets” means the total consolidated assets of VHS Holdco I and its Restricted Subsidiaries, as shown on the most recent balance sheet of VHS Holdco I.

      “Transactions” means the transactions contemplated by the Agreement and Plan of Merger by and among VHS Holdings LLC, a Delaware limited liability company, Health Systems Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VHS Holdings LLC, and Vanguard, including the related equity contributions, borrowings under the Credit Agreement, the offering of the Notes and the Offer and the repayment of other indebtedness of Vanguard and its Subsidiaries, in each case as described in this prospectus under the caption “The Transactions.”

      “Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2009; provided that if the period from such redemption date to October 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

      “Unrestricted Subsidiary” means (1) any Subsidiary of VHS Holdco I that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of VHS Holdco I, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of VHS Holdco I may designate any Subsidiary of VHS Holdco I (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness (other than Indebtedness represented by short-term, open account working capital rates entered into in the ordinary course of business for cash management purposes and consistent with past practice) of, or owns or holds any Lien on, any property of, VHS Holdco I or any Subsidiary of VHS Holdco I (other than any Subsidiary of the Subsidiary to be so designated), provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by VHS Holdco I,

(b) such designation complies with the covenant contained under the caption “Certain Covenants — Limitation on Restricted Payments” and

(c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of VHS Holdco I or any Restricted Subsidiary. The Board of Directors of VHS Holdco I may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and either (A) the Fixed Charge Coverage Ratio would be at least 2.00 to 1.00 or (B) the Fixed Charge Coverage Ratio would be greater than immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors of VHS Holdco I shall be notified by the Issuers to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

      “Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

      “Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

Book Entry; Delivery and Form

      The exchange notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Exchange Notes”). The Global Exchange Note initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

      Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Exchange Notes for Certificated Notes.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

      The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

      Investors in the Global Exchange Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Exchange Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own.

Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Exchange Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the Global Exchange Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indentures for any purpose.

      Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indentures. Under the terms of the indentures, the issuers and the Trustee will treat the Persons in whose names the notes, including the Global Exchange Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Exchange Notes for legended notes in certificated form, and to distribute such notes to its Participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

      A Global Exchange Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the issuers that it is unwilling or unable to continue as depositary for the Global Exchange Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the issuers fail to appoint a successor depositary within 90 days after the date of such notice or cessation;

(2) the issuers, in their sole discretion, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indentures. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend set forth in the indentures unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Exchange Notes

      Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indentures) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

      The issuers will make payments in respect of the notes represented by the Global Exchange Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The issuers will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Exchange Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

Exchange of Notes

      The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

      In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Introduction

      The following is a summary of the material United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our notes. Except where noted, this summary deals only with notes held as capital assets (generally, property held for investment). Additionally, this summary does not deal with special situations.

      For example, this summary does not address:

•	tax consequences to holders that may be subject to special tax treatment, such as certain former citizens or residents of the United States, partnerships (or other entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, dealers in securities or currencies, banks or other financial institutions, insurance companies, tax-exempt entities, or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below.

      If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

      If you are considering the purchase of our notes, you should consult your own tax advisors concerning the particular United States federal income, estate and other tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any state, local, or foreign taxing jurisdiction.

Certain Tax Consequences to the Company

      Because (i) the yield-to-maturity on the senior discount notes exceeds the sum of (x) the “applicable federal rate” (as determined under the Code) in effect for the calendar month in which such notes were issued (the “AFR”) and (y) 5 percentage points, (ii) the maturity date of the senior discount notes is more than 5 years from the date of issue and (iii) the senior discount notes have “significant” original issue discount (“OID”), the senior discount notes are considered “applicable high yield discount obligations.” As a result, we will not be allowed to take a deduction for interest (including OID) accrued on the senior discount notes for United States federal income tax purposes until such time as we actually pay such interest (including OID).

      Moreover, because the yield-to-maturity on the senior discount notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess, the “disqualified yield”), the deduction for interest (including OID) accrued on such notes will be permanently disallowed (regardless of whether we actually pay such interest or OID) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on such notes (“dividend-equivalent interest”).

Federal Income Tax Consequences to U.S. Holders of the Notes

      The following is a summary of the United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. A “U.S. holder” is a beneficial owner of a note that is for United States federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

Payments of Interest

      Except as set forth below under “OID on the Senior Discount Notes”, interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

OID on the Senior Discount Notes

      The senior discount notes were issued with OID in an amount equal to the difference between their “stated redemption price at maturity” and their “issue price.” The “issue price” of the senior discount notes is the first price at which a substantial amount of the senior discount notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The “stated redemption price at maturity” of each senior discount note is the sum of all interest and principal payments that are intended to be made with respect to the senior discount note. You should be aware that you generally must include OID in gross income on a constant yield method in advance of the receipt of cash attributable to that income, regardless of your regular method of accounting. However, you generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest.

      The amount of OID includible in gross income by a U.S. holder of a senior discount note is the sum of the “daily portions” of OID with respect to the senior discount note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such senior discount note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a senior discount note may be of any length and may vary in length over the term of the senior discount note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the senior discount note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a senior discount note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such note on or before the first day of the accrual period. We are required to provide information returns stating the amount of OID accrued on senior discount notes held of record by persons other than corporations and other exempt holders.

Market Discount

      If you purchased a note for an amount that was less than its adjusted issue price, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount that you have not previously included in income and is treated as having accrued on the note at the time of the payment or disposition.

      In addition, you may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred to purchase or carry the note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisor before making this election.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the note, applies only to that note, and may not be revoked without the consent of the Internal Revenue Service (“IRS”). You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount currently in income, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the IRS. You should consult your own tax advisor before making either election described in this paragraph.

Acquisition Premium

      If you purchased a note for an amount that was greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the note, you will be considered to have purchased that note at an “acquisition premium.” Under the acquisition premium rules, the amount of the OID that you must include in gross income with respect to the note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

Sale, Exchange and Retirement of Notes

      You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note. In the case of a senior discount note, your adjusted tax basis is further increased by the amount of OID previously included in income with respect to the senior discount note and decreased by the amount of any cash payments on the senior discount note. Generally, gain or loss upon a disposition will be capital gain or loss. If you are an individual and have held the notes for more than one year, such capital gain will generally be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Dividend-Equivalent Interest

      For purposes of the dividends-received deduction, the dividend-equivalent interest, as defined above under “Certain Tax Consequences to the Company”, will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to any dividend-equivalent interest received by you on the senior discount notes.

Consequences to Non-U.S. Holders of the Notes

      The following is a summary of the United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note (other than a partnership or other entity classified as a partnership for United States federal income tax purposes) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies” and “foreign personal holding companies”. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

United States Federal Withholding Tax

      The 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” interest (including OID) on the notes, provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

      Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

      If you cannot satisfy the requirements described above, payments of interest (including OID) made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

      The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

      If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided that certain certification requirements are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

      Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

      If you are a foreign individual, your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

      In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on notes and the proceeds of a sale of a note paid to you unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of corporate or other exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

      Generally, we must report to the IRS and to you the amount of interest (including OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, you will not be subject to backup withholding and additional information reporting with respect to payments on the notes that we make to you provided that we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalty of perjury that you are a non-U.S. holder or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the purchase of the notes and exchange notes by employee benefit plans that are subject to Title I of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

      In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

      Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

      By acceptance of a note or an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (2) the purchase and holding of the notes (and the exchange of notes for exchange notes) by such purchaser or transferee will not constitute (a) a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code by virtue of the applicability to such purchase and holding of a PTCE or (b) a similar violation under any applicable Similar Laws. See “Notice to Investors.”

      The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the notes or exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the notes. See “Notice to Investors.”

PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The issuers have agreed that, for a period of 180 days after the consummation of the exchange offers, or such shorter period as will terminate when all exchange notes held by broker-dealers that receive exchange notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 23, 2005, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

      The issuers will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

      For a period of 180 days after the consummation of the exchange offers, or such shorter period as will terminate when all exchange notes held by broker-dealers that receive exchange notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, the issuers will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The issuers have agreed to pay all expenses incident to the exchange offers (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Act.

LEGAL MATTERS

      The validity of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group. Certain legal matters with respect to the exchange offers will be passed on for us by Ronald P. Soltman, Executive Vice President, Secretary and General Counsel of the Company. Mr. Soltman owns in Holdings 8,196 Class A units, 2,622 Class B units, 2,622 Class C units and 2,247 Class D units.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

      The consolidated financial statements of Vanguard Health Systems, Inc. as of June 30, 2004 and 2003 and for each of the three years ended June 30, 2004 included in this prospectus and the registration statement of which it is a part have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Baptist Health System for the years ended August 31, 2002, 2001 and 2000 included in this prospectus and the registration statement of which it is a part have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Saint Vincent Healthcare System, Inc. and subsidiaries and Tenet Health System MW, Inc. and subsidiaries, with whom we have entered into a definitive agreement to purchase certain of their assets and liabilities, as of December 31, 2002 and 2003, and the related statements of operations, shareholder’s equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2003, included in this prospectus and the registration statement of which it is a part have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the exchange offers covered by this prospectus. This prospectus does not contain all the information included in the registration statement nor all of the exhibits. Additional information about us is included in the registration statement and the exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits filed may be inspected without charge at the public reference room maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of this Web site is http://www.sec.gov.

      You may request a copy of any of our filings with the Securities and Exchange Commission, or any of the agreements or other documents that might constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Vanguard Health Systems, Inc.

20 Burton Hills Blvd., Suite 100
Nashville, Tennessee 37215
Attention: General Counsel
Telephone: (615) 665-6000

      To obtain delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offers. The exchange offers will expire at 5:00 p.m., New York City time on January 26, 2005. The exchange offers can be extended by us in our sole discretion. See “The Senior Subordinated Exchange Offer — Expiration Date; Extensions; Amendments” and “The Senior Discount Exchange Offer — Expiration Date; Extensions; Amendments.”

      So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes and the exchange notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Exchange Act.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

		Unaudited
	Predecessor
	June 30,	September 30,
	2004	2004

	(In millions except share
	and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$108.1	$75.5
Accounts receivable, net of allowance for uncollectible accounts of approximately $63.5 and $68.1 at June 30, 2004 and September 30, 2004, respectively	224.7	237.5
Supplies	34.6	34.9
Income tax receivable	1.4	1.2
Prepaid expenses and other current assets	32.3	36.3

Total current assets	401.1	385.4
Property, plant and equipment, net of accumulated depreciation	866.9	871.9
Goodwill	109.3	109.3
Intangible assets, net of accumulated amortization	41.8	66.3
Unallocated purchase price	—	676.0
Other assets	8.7	27.7

Total assets	$1,427.8	$2,136.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$80.7	$111.0
Accrued health claims	41.6	43.4
Accrued interest	14.1	1.3
Other accrued expenses and current liabilities	95.7	105.9
Current maturities of long-term debt	6.3	7.6

Total current liabilities	238.4	269.2
Other liabilities	99.2	52.1
Long-term debt, less current maturities	617.2	1,173.2
Payable-In-Kind Preferred Stock; $.01 par value, 150,000 combined shares of Preferred Stock and Payable-In-Kind Preferred Stock authorized, 27,210 shares of Payable-In-Kind Preferred Stock issued and outstanding at June 30, 2004, and 31,875 shares of Series B Payable-in-Kind Preferred Stock issued and outstanding at June 30, 2004, at redemption value	61.0	—
Commitments and contingencies
Stockholders’ Equity:
Preferred Stock; $1,000 par value, 150,000 combined shares of Preferred Stock and Payable-In-Kind Preferred Stock authorized, no shares of Preferred Stock issued and outstanding at June 30, 2004	—	—
Common Stock; $.01 par value, 600,000 shares authorized and 232,749 shares issued and outstanding at June 30, 2004; 1,000,000 shares authorized and 754,776 shares issued and outstanding at September 30, 2004	—	—
Additional paid-in capital	348.7	641.5
Retained earnings	63.3	0.6

	412.0	642.1

Total liabilities and stockholders’ equity	$1,427.8	$2,136.6

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor			Three
				Months
	Three			Ended
	Months	July 1, 2004	September 23,	September 30,
	Ended	through	2004 through	2004
	September 30,	September 22,	September 30,	(Combined
	2003	2004	2004	Basis)

	(In millions)

	(Unaudited)
Patient service revenues	$351.0	$377.3	$37.0	$414.3
Premium revenues	58.9	72.3	7.1	79.4

Total revenues	409.9	449.6	44.1	493.7
Costs and Expenses:
Salaries and benefits	176.2	178.7	17.2	195.9
Supplies	65.3	72.3	7.1	79.4
Medical claims expense	43.9	55.0	5.3	60.3
Purchased services	22.6	22.1	2.4	24.5
Provision for doubtful accounts	30.3	31.5	3.0	34.5
Insurance	9.3	9.5	1.0	10.5
Other operating expenses	22.6	27.7	2.6	30.3
Rents and leases	5.4	5.7	0.6	6.3
Depreciation and amortization	15.1	17.4	1.7	19.1
Interest, net	10.4	9.8	2.1	11.9
Stock compensation	—	96.7	—	96.7
Debt extinguishment costs	—	62.2	—	62.2
Merger expenses	—	23.1	—	23.1
Other	(1.7)	(0.1)	0.1	—

Income (loss) before income taxes	10.5	(162.0)	1.0	(161.0)
Income tax expense (benefit)	4.2	(51.3)	0.4	(50.9)

Net income (loss)	6.3	(110.7)	0.6	(110.1)
Preferred stock dividends	(1.0)	(1.0)	—	(1.0)

Net income (loss) attributable to common stockholders	$5.3	$(111.7)	$0.6	$(111.1)

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Predecessor July 1, 2004 through September 22, 2004

	Common Stock		Additional	Retained	Total
			Paid-In	Earnings	Stockholders’
	Shares	Amount	Capital	(Deficit)	Equity

	(In millions, except share amounts)
Balance at June 30, 2004	232,749	$—	$348.7	$63.3	$412.0
Issuance of common stock	35	—	—	—	—
Payable-In-Kind Preferred Stock dividends	—	—	(1.0)	—	(1.0)
Stock compensation (non-cash)	—	—	0.1	—	0.1
Net loss, July 1, 2004 through September 22, 2004	—	—	—	(110.7)	(110.7)
Retirement of common stock in connection with merger transaction	(232,784)	—	(354.9)	—	(354.9)
Elimination of accrued dividends for Payable-In-Kind Preferred Stock	—	—	7.1	—	7.1
Elimination of retained deficit as of the merger date	—	—	—	47.4	47.4

Ending Balance	—	$—	$—	$—	$—

	September 23, 2004 through September 30, 2004

	Common Stock		Additional	Retained	Total
			Paid-In	Earnings	Stockholders’
	Shares	Amount	Capital	(Deficit)	Equity

Beginning Balance	—	$—	$—	$—	$—
Issuance of common stock	754,776	—	754.8	—	754.8
Adjustment to record rollover equity contributions by management investors to predecessor basis	—	—	(113.3)	—	(113.3)
Net income, September 23, 2004 through September 30, 2004	—	—	—	0.6	0.6

Ending Balance	754,776	$—	$641.5	$0.6	$642.1

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor			Three
				Months
	Three			Ended
	Months	July 1, 2004	September 23,	September 30,
	Ended	through	2004 through	2004
	September 30,	September 22,	September 30,	(Combined
	2003	2004	2004	Basis)

	(In millions)
	(Unaudited)
Operating activities:
Net income (loss)	$6.3	$(110.7)	$0.6	$(110.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	15.1	17.4	1.7	19.1
Provision for doubtful accounts	30.3	31.5	3.0	34.5
Deferred incomes taxes	—	(50.9)	—	(50.9)
Amortization of loan costs	0.4	0.5	0.1	0.6
Accretion of principal of senior discount notes	—	—	0.3	0.3
(Gain) loss on sale of assets	—	0.6	—	0.6
Stock compensation	—	96.7	—	96.7
Debt extinguishment costs	—	62.2	—	62.2
Merger expenses	—	23.1	—	23.1
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(28.3)	(42.1)	(5.2)	(47.3)
Supplies	(1.1)	(0.3)	—	(0.3)
Prepaid expenses and other current assets	(1.8)	2.4	0.5	2.9
Accounts payable	(14.7)	41.4	(11.1)	30.3
Accrued expenses and other current liabilities	(6.9)	9.0	1.5	10.5
Other liabilities	1.1	(2.0)	—	(2.0)

Net cash provided by (used in) operating activities	0.4	78.8	(8.6)	70.2
Investing activities:
Acquisition costs	—	(50.8)	—	(50.8)
Capital expenditures	(40.4)	(29.8)	(2.5)	(32.3)
Proceeds from asset sales	3.3	0.5	—	0.5
Other	(0.7)	0.1	(0.2)	(0.1)

Net cash used in investing activities	(37.8)	(80.0)	(2.7)	(82.7)
Financing activities:
Proceeds from long-term debt	35.0	1,174.7	—	1,174.7
Payments of long-term debt and capital leases	(1.6)	(683.9)	(0.1)	(684.0)
Payments of loan costs and debt termination fees	—	(40.9)	—	(40.9)
Proceeds from issuance of common stock	—	494.9	—	494.9
Payments to retire stock and stock options	—	(964.9)	—	(964.9)
Exercise of stock options	—	0.1	—	0.1
Proceeds from joint venture partner contributions	2.0	—	—	—

Net cash provided by (used in) financing activities	35.4	(20.0)	(0.1)	(20.1)

Net decrease in cash and cash equivalents	(2.0)	(21.2)	(11.4)	(32.6)
Cash and cash equivalents, beginning of period	27.2	108.1	86.9	108.1

Cash and cash equivalents, end of period	$25.2	$86.9	$75.5	$75.5

Net cash paid for interest	$19.2	$23.6	$0.5	$24.1

Net cash paid (received) for income taxes	$—	$(0.1)	$—	$(0.1)

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited)

1.	Merger Transaction

      On September 23, 2004, affiliates of the Blackstone Group (“Blackstone”), a private equity firm, purchased a majority equity interest in VHS Holdings LLC (“Holdings”), which became the parent company of Vanguard Health Systems, Inc. (the “Company” or “Vanguard”) in a merger transaction (the “merger”). Pursuant to the merger agreement, the holders of Vanguard shares received $1.22 billion, net of debt repayments, transaction costs, tender premiums and consent fees and the redemption of payable-in-kind preferred stock. The transaction was valued at approximately $1.97 billion prior to transaction fees and expenses.

      Subsequent to the merger, Blackstone owns approximately 66% of the equity interests in the Company through its subscription and purchase of approximately $494.9 million aggregate amount of Class A membership units in Holdings and common stock of Vanguard in an amount equal to $125.0 million.

      Morgan Stanley Capital Partners, together with its affiliates (collectively, “MSCP”), the Company’s previous equity sponsor, contributed $130.0 million and management (along with certain other investors) contributed approximately $124.1 million by contributing shares of Vanguard common stock and/or utilizing cash proceeds from the merger to purchase Class A membership units in Holdings. These shareholders, on a combined basis, own approximately 34% of the equity interests in the Company. Certain members of management also purchased $5.8 million of the equity incentive units in Holdings.

      The Company accounted for the transaction as a purchase under the guidance set forth in Emerging Issues Task Force Number 88-16, Basis in Leveraged Buyout Transactions, (“EITF 88-16”). Under EITF 88-16, the transaction was deemed to be a purchase by new controlling investors for which Holdings’ interests in Vanguard were valued using a partial change in accounting basis. In effect, the membership units of Holdings owned by the management investors were valued using predecessor basis, while the membership units of Holdings owned by Blackstone, MSCP and other certain investors were recorded at fair value.

      The following capitalization and financing transactions occurred in connection with the merger:

•	$494.9 million cash equity contribution made by Blackstone;

•	$130.0 million rollover equity contribution made by MSCP;

•	$119.1 million rollover equity contribution made by management investors and certain other investors;

•	$5.0 million equity contribution made by Baptist Health Services from the proceeds of the conversion of its 8.18% subordinated convertible notes and Series B Payable-In-Kind Preferred Stock into the right to receive common shares of Vanguard;

•	$5.8 million purchase of the equity incentive units in Holdings purchased by certain members of management;

•	Execution of a new credit agreement governing new senior secured term loan credit facilities of $800.0 million, of which $475.0 million was drawn at closing, and a new revolving loan facility of $250.0 million, none of which was utilized at closing with the exception of $27.7 million of outstanding letters of credit; and

•	Issuance and sale of $575.0 million of 9.0% senior subordinated notes due 2014 (the “9.0% Notes”) and $216.0 million aggregate principal amount at maturity ($124.7 million in gross proceeds) of 11.25% senior discount notes due 2015 (the “11.25% Notes”)

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The proceeds from the financing transactions were used to:

•	Pay all security holders of Vanguard under the terms of the merger agreement;

•	Repay all indebtedness under Vanguard’s existing senior secured credit facilities;

•	Repurchase substantially all of Vanguard’s 9.75% senior subordinated notes due 2011 (the “9.75% Notes”) and pay related tender premium and consent fees, pursuant to a tender offer and consent solicitation by Vanguard; and

•	Pay the fees and expenses related to the merger and the related financing transactions

      The Company incurred $96.7 million in stock compensation expense in connection with the merger related to the payment to stock option holders under the Company’s various stock option plans as calculated under the provisions of Accounting Principles Board Opinion No. 25 for option grants prior to July 1, 2003, and under Statement of Financial Accounting Standards No. 123 for option grants on or after July 1, 2003. The Company incurred debt extinguishment costs of $62.2 million in connection with the merger representing the write-off of loan costs under the 2004 senior secured credit facility and related fees of $16.6 million, tender premiums and consent fees of $50.2 million and a $4.6 million credit for the recognition of the remaining deferred gain under an interest rate swap agreement related to the 9.75% Notes. The Company capitalized $41.6 million of fees and expenses related to the new senior secured credit facilities, the 9.0% Notes and the 11.25% Notes executed and issued on the merger date.

      The Company also incurred costs of $51.4 million directly related to the merger, of which $23.1 million is reflected as merger expenses on the accompanying condensed consolidated statement of operations for the three months ended September 30, 2004, and the remaining $28.3 million was recorded directly to unallocated purchase price under the provisions set forth by Statement of Financial Accounting Standards No. 141, as detailed below (in millions):

	Merger	Unallocated
	Expenses	Purchase Price

Advisory fees	$10.0	$4.0
Legal and accounting fees	1.4	3.8
Transaction completion bonuses and fees	6.1	20.3
Bridge loan commitment fees	5.3	—
Other	0.3	0.2

	$23.1	$28.3

2.	Basis of Presentation and Organization

      The unaudited condensed consolidated financial statements as of September 30, 2004 and for the predecessor period July 1, 2004 through September 22, 2004, and the successor period September 23, 2004 through September 30, 2004 include the accounts of subsidiaries and entities controlled by Holdings and the Company and have been prepared in conformity with accounting principles generally accepted in the United States for interim reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the expected results for the year ending June 30, 2005. The interim unaudited condensed consolidated financial

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

statements should be read in connection with the audited consolidated financial statements as of and for the year ended June 30, 2004.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and notes. Actual results could differ from those estimates.

      As of September 30, 2004, the Company owned 16 hospitals with a total of 3,750 licensed beds and related outpatient service locations complementary to the hospitals providing health care services to the San Antonio, Texas; metropolitan Phoenix, Arizona; metropolitan Chicago, Illinois; and Orange County, California markets. The Company also owns two health plans: a Medicaid managed health plan, Phoenix Health Plan, that served approximately 98,000 members in Arizona as of September 30, 2004; and MacNeal Health Providers, a preferred provider network that served approximately 49,000 member lives in metropolitan Chicago as of September 30, 2004, under capitated contracts covering only outpatient and physician services.

      Certain prior year amounts have been reclassified to conform to current year presentation. The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative include certain Vanguard corporate office costs, which approximated $3.6 million and $4.5 million for the three months ended September 30, 2003 and 2004, respectively.

3.	Stock-Based Compensation

      Prior to the merger, the Company sponsored four stock option plans. Prior to July 1, 2003, the Company accounted for stock-based employee compensation in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Effective July 1, 2003, the Company adopted the fair value method of accounting for stock-based employee compensation set forth by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company elected to use the prospective transition method set forth by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This transition method requires that only stock options granted subsequent to the adoption of SFAS 123 be measured at fair value. During the three months ended September 30, 2003, the Company recorded stock compensation of approximately $3,000 for stock options granted during the period. During the three months ended September 30, 2004, the Company recorded stock compensation of $0.1 million prior to the merger and $96.6 million directly related to the merger, which represents the stock compensation calculated under APB No. 25 for those stock options granted prior to July 1, 2003, and calculated under SFAS 123 for those stock options granted on or after July 1, 2003. The four stock option plans were terminated in connection with the merger, which was deemed a liquidity event under the definitions set forth in the respective plan documents, and the Company made cash payments to the option holders based upon the per share merger consideration less the applicable exercise price of the option grants.

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides the pro forma effect on net income as if the fair value method had been applied to all outstanding stock option grants since the date of grant for those periods presented. For purposes of the pro forma disclosures for the three months ended September 30, 2003, those options whose number of exercisable shares was contingent upon a future event are not included in the fair value method estimate, and the estimated fair value of the stock options was amortized to expense over the respective vesting periods for those options whose number of exercisable shares was not contingent upon a future event.

	Predecessor

	Three Months	July 1, 2004	September 23,
	Ended	through	through
	September 30,	September 22,	September 30,
	2003	2004	2004

	(In millions)
Net income (loss), as reported	$6.3	$(110.7)	$0.6
Add: Stock-based compensation expense included in net income (loss), net of related taxes	—	66.1	—
Less: Pro forma compensation expense determined under fair value method, net of related taxes	0.3	(76.7)	—

Pro forma net income (loss)	$6.0	$(121.3)	$0.6

      The Company used the following weighted average assumptions to estimate the non-cash stock compensation expense for the three months ended September 30, 2003: risk-free interest rate of 3.8%; dividend yield of 0.0%; and expected option life of 10 years.

4.	Acquisitions

Fiscal 2004 Acquisition

      Effective May 1, 2004, the Company purchased substantially all of the assets of one diagnostic imaging center from a subsidiary of Radiologix, Inc. and purchased such subsidiary’s partnership interests in five other diagnostic imaging centers, in respect of which the Company already owned all other partnership interests. Each of these diagnostic imaging centers is located in and around San Antonio, Texas, and is complementary to the Company’s hospitals and related businesses in that market. The Company paid $9.7 million of cash to acquire such assets and partnership interests. The Company accounted for the transaction using the purchase method of accounting and funded the purchase price using available cash on hand.

      The purchase price for the fiscal 2004 acquisition was allocated as follows (in millions).

Fair value of assets acquired:
Cash	$2.7
Other current assets	0.1
Property, plant and equipment	7.2
Goodwill and intangible assets	6.4

Gross assets acquired	16.4
Equity method investments written off	(5.9)
Liabilities assumed	0.8

Cash paid for net assets acquired	$9.7

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Unallocated Purchase Price

      As previously discussed, as set forth by the provisions of EITF 86-16, the Company accounted for the merger using a partial step-up in basis based upon the fair value of the transaction. Accordingly, the merger excess purchase price of $676.0 million is reflected on the accompanying condensed consolidated balance sheet as unallocated purchase price. The purchase price allocation is preliminary in nature based upon the initial estimates of assets acquired and liabilities assumed and is subject to change upon receipt of final valuation reports received from independent appraisers. The merger purchase price was approximately $1.97 billion. The Company expects the majority of unallocated purchase price to be allocated to goodwill upon the completion of the valuation process.

6.	Goodwill and Intangible Assets

      The following table provides information regarding the intangible assets, including deferred loan costs, included on the accompanying condensed consolidated balance sheets as of June 30, 2004 and September 30, 2004 (in millions).

	Gross Carrying Amount		Accumulated Amortization

	June 30,	September 30,	June 30,	September 30,
	2004	2004	2004	2004

Class of Intangible Asset
Amortized intangible assets:
Deferred loan costs	$18.7	$41.6	$2.2	$0.1
Contracts	7.9	7.9	3.4	3.7
Customer lists	4.1	4.1	2.4	2.5
Other	4.6	4.6	1.9	2.0

Subtotal	35.3	58.2	9.9	8.3
Indefinite-lived intangible assets:
License and accreditation	9.8	9.8	—	—
Other	6.6	6.6	—	—

Subtotal	16.4	16.4	—	—

Total	$51.7	$74.6	$9.9	$8.3

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Financing Arrangements

      A summary of the Company’s long-term debt as of June 30, 2004 and September 30, 2004 follows (in millions):

	June 30,	September 30,
	2004	2004

9.75% Senior Subordinated Notes	300.0	1.0
9.0% Senior Subordinated Notes	—	575.0
11.25% Senior Discount Notes	—	125.0
Term loans payable under senior credit facilities	300.0	475.0
8.18% Convertible Subordinated Notes	17.6	—
Capital leases	5.9	4.8

	623.5	1,180.8
Less: current maturities	(6.3)	(7.6)

	$617.2	$1,173.2

9.75% Notes

      On July 30, 2001, the Company received gross proceeds of $300.0 million through the issuance of the 9.75% Notes which were scheduled to mature in August 2011. Interest on the 9.75% Notes was payable semi-annually on February 1 and August 1. Payment of the principal and interest of the 9.75% Notes was subordinate to amounts owed for existing and future senior indebtedness of the Company and was guaranteed, jointly and severally, on an unsecured senior subordinated basis by most of the Company’s subsidiaries. The Company was subject to certain restrictive covenants under the Indenture governing the 9.75% Notes. In connection with the merger, the Company completed a tender offer to repurchase the 9.75% Notes and a consent solicitation adopting amendments to the indenture governing the notes that amended or eliminated substantially all of the restrictive covenants contained in the indenture. As of the merger date, holders of $299.0 million of the outstanding 9.75% Notes had tendered their notes and consented to the proposed amendments to the indenture. The Company paid tender premiums and consent fees of $50.2 million related to the repurchase.

9.0% Notes

      In connection with the merger on September 23, 2004, two of the Company’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Holding Company II, Inc., (collectively the “issuers”), completed a private placement of $575.0 million aggregate principal amount of 9.0% senior subordinated notes due 2014. Interest on the 9.0% Notes is payable semi-annually on October 1 and April 1, with the first payment due on April 1, 2005. The 9.0% Notes are general unsecured senior subordinated obligations and rank junior in right of payment to all existing and future senior indebtedness of the Company. All payments on the 9.0% Notes are guaranteed jointly and severally on a senior subordinated basis by the Company and its domestic subsidiaries, other than those subsidiaries that do not guarantee the obligations of any borrower under the senior credit facilities.

      At any time prior to October 1, 2007, the Issuers may redeem up to 35% of the aggregate principal amount of the 9.0% Notes at a redemption price of 109% of the principal amount of the 9.0% Notes plus accrued and unpaid interest. Prior to October 1, 2009, the issuers may redeem the 9.0% Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium. On or after October 1, 2009, the issuers may redeem all of part of the 9.0% Notes at various redemption prices given the date of redemption as set forth in the indenture governing the 9.0% Notes.

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.25% Notes

      In connection with the merger on September 23, 2004, two of the Company’s wholly owned subsidiaries, Vanguard Health Holding Company I, LLC and Vanguard Holding Company I, Inc., (collectively the “issuers”) completed a private placement of $216.0 million aggregate principal amount ($124.7 million in gross proceeds) of 11.25% senior discount notes due 2015. The 11.25% Notes accrete at the stated rate compounded semi-annually on April 1 and October 1 of each year to, but not including, October 1, 2009. From and after October 1, 2009, cash interest on the 11.25% Notes will accrue at 11.25% per annum, and will be payable on April 1 and October 1 of each year, commencing on April 1, 2010 until maturity. The 11.25% Notes are general senior unsecured obligations and rank junior in right of payment to all existing and future senior indebtedness of the Company but senior to any of the issuers’ future senior subordinated indebtedness. All payments on the 11.25% Notes are guaranteed by the Company as a holding company guarantee.

      At any time prior to October 1, 2007, the Issuers may redeem up to 35% of the aggregate principal amount at maturity of the 11.25% Notes with the net proceeds of certain equity offerings at 111.25% of the accreted value of the 11.25% Notes plus accrued and unpaid interest. Prior to October 1, 2009, the issuers may redeem the 11.25% Notes, in whole or in part, at a price equal to 100% of the accreted value thereof, plus accrued and unpaid interest, plus a make-whole premium. On or after October 1, 2009, the issuers may redeem all of part of the 11.25% Notes at various redemption prices given the date of redemption as set forth in the indentures governing the 11.25% Notes.

Credit Facility Debt

      Upon the acquisition of the Baptist Health System (“BHS”) in January 2003, the Company expanded its existing credit facility by adding a $150.0 million term loan facility to its existing $125.0 million revolving loan facility (the “amended 2001 credit facility”). The Company utilized proceeds from the $150.0 million in term loans to fund a portion of the cash purchase price of the BHS acquisition.

      On May 18, 2004, the Company entered into a new senior secured credit facility (the “2004 credit facility”) which refinanced the 2001 credit facility. The 2004 credit facility consisted of $300.0 million in seven-year term loans and a $245.0 million, five-year revolving credit facility. The interest rate on the term loans was either: 1) LIBOR plus a margin of 2.00% to 2.25% dependent upon the Company’s consolidated leverage ratio or 2) a base rate plus a margin of 1.00% to 1.25% dependent upon the Company’s consolidated leverage ratio. Proceeds from the 2004 credit facility were used to repay all outstanding term and revolving loans under the amended 2001 credit facility, to pay closing and other refinancing costs and to provide funds for working capital, capital expenditures and general corporate purposes. As of the merger date, the Company had no cash borrowings under its revolving credit facility other than letters of credit totaling $27.7 million related to its self-insured workers’ compensation program, as well as, a performance guaranty required by the contract between AHCCCS and Phoenix Health Plan, which is wholly owned by a subsidiary of the Company.

      In connection with the merger on September 23, 2004, two of the Company’s wholly owned subsidiaries, Vanguard Health Holding Company II, LLC and Vanguard Health Company II, Inc. (the “Co-borrowers”), entered into new senior secured credit facilities (the “merger credit facilities”) with various lenders and Bank of America, N.A. as administrative agent and Citicorp North America, Inc. as syndication agent, and repaid all amounts outstanding under the 2004 credit facility. The merger credit facilities include a seven-year term loan facility in the aggregate principal amount of $800.0 million (of which $475.0 million was funded at closing) and a six-year $250.0 million revolving credit facility (of which $27.7 million of capacity was utilized at closing for letters of credit related to certain performance guarantees). Of the $325.0 million unfunded term loans, $150.0 million is available to finance the acquisition of hospitals and related businesses provided that the acquisition occurs within 150 days from

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 23, 2004 and $175.0 million is available for working capital, capital expenditures and other general corporate purposes for a one-year period subsequent to September 23, 2004. We expect to utilize all or a portion of the $150.0 million delayed draw term loan facility in order to finance the probable acquisitions of three hospitals in Worcester, Massachusetts and Suburban Boston, Massachusetts.

      The term loans bear interest at a rate equal to either LIBOR plus 3.25% per annum or a base rate plus 2.25% per annum, at the Company’s option. The revolving loans bear interest at LIBOR plus 2.50% per annum or a base rate plus 1.50% per annum, at the Company’s option. The Company will also pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments thereunder at a rate equal to 0.50% per annum and for the unutilized $150.0 million and $175.0 million term loans at rates equal to 1.50% and 2.25% per annum, respectively. The Company will pay customary letter of credit fees.

      The Company is subject to certain restrictive and financial covenants under the merger credit facilities including a total leverage ratio, senior leverage ratio, interest coverage ratio and capital expenditure restrictions. The Company’s first compliance test date with respect to these financial covenants will be December 31, 2004. Obligations under the merger credit facilities are unconditionally guaranteed by the Company and Vanguard Health Holding Company I, LLC (“VHS Holdco I”) and, subject to certain exceptions, each of VHS Holdco I’s wholly-owned domestic subsidiaries (the “U.S. Guarantors”). The obligations under the merger credit facilities are also secured by substantially all of the assets of Vanguard Health Holding Company II, LLC (“VHS Holdco II”) and the U.S. Guarantors including a pledge of 100% of the membership interests of VHS Holdco II, 100% of the capital stock of substantially all U.S. Guarantors (other than VHS Holdco I) and 65% of the capital stock of each of VHS Holdco II’s non-U.S. subsidiaries that are directly owned by VHS Holdco II or one of the U.S. Guarantors and a security interest in substantially all tangible and intangible assets of VHS Holdco II and each U.S. Guarantor.

8.18% Convertible Subordinated Notes

      Upon the acquisition of BHS in January 2003, the Company issued approximately $17.6 million of its convertible subordinated notes that provide for annual interest payments at 8.18% until maturity on January 3, 2013. The notes were convertible at any time into the Company’s common stock at a $3,500 per share conversion price. In connection with the merger on September 23, 2004, the Company redeemed the 8.18% convertible subordinated notes, including accrued interest, based upon the per share merger consideration upon the notes’ conversion into the right to receive common shares of the Company at the $3,500 conversion price.

8.	Stockholders’ Equity and Related Benefit Plans

Common Stock of Vanguard and Class A Membership Units of Holdings

      Immediately prior to the merger transaction, the Company had authorized 600,000 shares of common stock, of which 232,784 shares were outstanding. A portion of the proceeds of the merger transaction were used to pay the holders of the common stock for their stock and the holders of outstanding options under the 1998 Stock Option Plan, the 2000 Plan Stock Option Plan, the Initial Option Plan and the Carry Option Plan for the excess of the merger consideration over the exercise prices of such options. In connection with the merger, Blackstone, MSCP, management and other investors purchased $624.0 million of Class A Membership Units of Holdings. Holdings then invested the $624.0 million in the common stock of Vanguard, and Blackstone invested $125.0 million in the common stock of Vanguard.

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Incentive Membership Units of Holdings

      In connection with the merger transaction, certain members of management purchased Class B, Class C and Class D membership units in Holdings (collectively the “equity incentive units”) for approximately $5.8 million. The value of the equity incentive units was determined by an independent third party appraiser. The Class B and D units vest 20% on each anniversary of the purchase date, while the Class C units vest on the eighth anniversary of the purchase date subject to accelerated vesting upon the occurrence of a sale by Blackstone of at least 25% of its Class A units at a price per unit exceeding 2.5 times the per unit price paid at closing. Upon a change of control, all Class B and D units fully vest, and Class C units fully vest if the change in control constitutes a Liquidity Event. Holdings invested the $5.8 million of proceeds from the sale of equity incentive units in the common stock of Vanguard.

Stock Option Plans

      Upon the payment of merger consideration to the option holders, the Company’s 1998 Stock Option Plan, 2000 Stock Option Plan, Initial Option Plan and Carry Option Plan were terminated. In connection with the merger, the Company adopted the 2004 Stock Incentive Plan (“the 2004 Option Plan”). The 2004 Option Plan allows for the issuance of up to 67,409 options to purchase common stock of the Company to employees of the Company. The stock options may be granted as Liquidity Event Options, Time Options or Performance Options at the discretion of the Board. The Liquidity Event Options vest 100% at the eighth anniversary of the date of grant and have an exercise price per share as determined by a committee of the Board of Directors. The Time Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price per share as determined by a committee of the Board of Directors. The Performance Options vest 20% at each of the first five anniversaries of the date of grant and have an exercise price equal to three times the exercise price per share assigned to the Liquidity Event Options and Time Options. The Time Options and Performance Options immediately vest upon a change of control, while the Liquidity Event Options immediately vest only upon a qualifying Liquidity Event, as defined in the Plan Document. As of September 30, 2004, no options were outstanding under the 2004 Option Plan.

9.	Recently Issued Accounting Pronouncements

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 represents the first phase of the FASB’s project to clarify the accounting treatment of certain instruments that possess characteristics of both liabilities and equity. SFAS 150 generally requires that freestanding financial instruments that obligate the issuer to redeem the holder’s shares, or are indexed to such an obligation, and are settled in cash or settled with shares meeting certain conditions be treated as liabilities. The provisions of SFAS 150 are effective immediately for instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003, with the exception of mandatorily redeemable instruments of non-public companies, which become subject to SFAS 150 for fiscal periods beginning after December 15, 2003. Additionally, the FASB indefinitely deferred the application of the provisions of SFAS 150 relating to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent’s financial statements. The Company does not expect SFAS 150 to impact the company’s financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of ARB No. 51, Consolidated Financial Statements, sets forth criteria under which a company must consolidate certain variable interest entities. Interpretation No. 46 places increased emphasis on controlling financial interests when determining if a company should consolidate a variable interest entity. The provisions of Interpretation No. 46 are effective for all new variable interests created or

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquired after January 31, 2003, and took effect during the third quarter of fiscal 2004 for variable interests created or acquired prior to January 31, 2003. The Company does not expect Interpretation No. 46 to have a significant impact on its future results of operations or cash flows.

10.	Segment Information

      The Company’s acute care hospitals and related health care businesses are similar in their activities and the economic environments in which they operate (i.e. urban markets). Accordingly, the Company’s reportable operating segments consist of 1) acute care hospitals and related health care businesses, collectively, and 2) health plans consisting of MacNeal Health Providers, a contracting entity for MacNeal Hospital and Weiss Memorial Hospital, and Phoenix Health Plan, a Medicaid managed health plan operating solely in Arizona.

      The following tables provide condensed financial information by business segment for the three months ended September 30, 2003 and the predecessor period July 1, 2004 through September 22, 2004 and the successor period September 23, 2004 through September 30, 2004, respectively, including a reconciliation of Segment EBITDA to income before income taxes (in millions).

	Predecessor

					Three Months Ended September 30, 2004
	Three Months Ended September 30, 2003				(Combined Basis)(1)

	Health	Acute Care			Health	Acute Care
	Plans	Services	Eliminations	Consolidated	Plans	Services	Eliminations	Consolidated

Patient service revenues	$—	$351.0	$—	$351.0	$—	$414.3	$—	$414.3
Capitation premiums	58.9	—	—	58.9	79.4	—	—	79.4
Inter-segment revenues	—	6.5	(6.5)	—	—	7.1	(7.1)	—

Total revenues	58.9	357.5	(6.5)	409.9	79.4	421.4	(7.1)	493.7
Operating expenses — external	49.2	326.4	—	375.6	67.0	374.7	—	441.7
Operating expenses — inter-segment	6.5	—	(6.5)	—	7.1	—	(7.1)	—

Total operating expenses	55.7	326.4	(6.5)	375.6	74.1	374.7	(7.1)	441.7

Segment EBITDA(2)	3.2	31.1	—	34.3	5.3	46.7	—	52.0
Depreciation and amortization	0.5	14.6	—	15.1	0.6	18.5	—	19.1
Interest, net	0.6	9.8	—	10.4	0.3	11.6	—	11.9
Minority interests	—	(0.9)	—	(0.9)	—	(0.5)	—	(0.5)
Equity method loss (income)	—	(0.8)	—	(0.8)	—	(0.2)	—	(0.2)
Stock compensation	—	—	—	—	—	96.7	—	96.7
Debt extinguishment costs	—	—	—	—	—	62.2	—	62.2
Merger expenses	—	—	—	—	—	23.1	—	23.1
Loss (gain) on sale of assets	—	—	—	—	—	0.6	—	0.6
Monitoring fees	—	—	—	—	—	0.1	—	0.1

Income (loss) before income taxes	$2.1	$8.4	$—	$10.5	$4.4	$(165.4)	$—	$(161.0)

Segment assets	$54.4	$1,183.9		$1,238.3	$57.1	$2,079.5		$2,136.6

Capital expenditures	$0.3	$40.1		$40.4	$0.7	$31.6		$32.3

(1)	The segment information for the three months ended September 30, 2004 on a combined basis is comprised of the following predecessor and successor components:

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor				Successor

	July 1, 2004 Through September 22, 2004				September 23, 2004 Through September 30, 2004

	Health	Acute Care			Health	Acute Care
	Plans	Services	Eliminations	Consolidated	Plans	Services	Eliminations	Consolidated

Patient service revenues	$—	$377.3	$—	$377.3	$—	$37.0	$—	$37.0
Capitation premiums	72.3	—	—	72.3	7.1	—	—	7.1
Inter-segment revenues	—	6.4	(6.4)	—	—	0.7	(0.7)	—

Total revenues	72.3	383.7	(6.4)	449.6	7.1	37.7	(0.7)	44.1
Operating expenses — external	61.2	341.3	—	402.5	5.8	33.4	—	39.2
Operating expenses — inter-segment	6.4	—	(6.4)	—	0.7	—	(0.7)	—

Total operating expenses	67.6	341.3	(6.4)	402.5	6.5	33.4	(0.7)	39.2

Segment EBITDA(2)	4.7	42.4	—	47.1	0.6	4.3	—	4.9
Depreciation and amortization	0.6	16.8	—	17.4	—	1.7	—	1.7
Interest, net	0.2	9.6	—	9.8	0.1	2.0	—	2.1
Minority interests	—	(0.5)	—	(0.5)	—	—	—	—
Equity method loss (income)	—	(0.2)	—	(0.2)	—	—	—	—
Stock compensation	—	96.7	—	96.7	—	—	—	—
Debt extinguishment costs	—	62.2	—	62.2	—	—	—	—
Merger expenses	—	23.1	—	23.1	—	—	—	—
Loss (gain) on sale of assets	—	0.6	—	0.6	—	—	—	—
Monitoring fees	—	—	—	—	—	0.1	—	0.1

Income (loss) before income taxes	$3.9	$(165.9)	$—	$(162.0)	$0.5	$0.5	$—	$1.0

Capital expenditures	$0.7	$29.1	$—	$29.8	$—	$2.5	$—	$2.5

(2)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, gain or loss on sale of assets, equity method income or loss, debt extinguishment costs, stock compensation, merger expenses and monitoring fees. Management uses Segment EBITDA to measure performance for the Company’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of the Company’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of the Company’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of the Company. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

11.	Commitments and Contingencies

      In certain of its acquisitions, the Company has committed to meet certain minimum post-acquisition capital expenditure requirements and certain construction and facility expansion obligations. Management continually monitors compliance with these commitments. In addition, management evaluates contingencies based upon the best available information and believes that adequate provision for potential losses associated with contingencies has been made. In management’s opinion, based on current available information, these commitments described below will not have a material effect on the Company’s results of operations or financial position, but the capital expenditure commitments could have an effect on the

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

timing of the Company’s cash flows, including its need to borrow additional amounts under its revolving credit facility.

Capital Expenditure Commitments

      The Company has committed to make capital expenditures of $200.0 million in the acquisition agreement related to its purchase of the BHS assets and $50.0 million in the acquisition agreement related to its purchase of Phoenix Baptist Hospital and Arrowhead Community Hospital. As of September 30, 2004, the remaining commitment under the BHS purchase agreement was $98.9 million, while the aggregate commitment under the Phoenix Baptist Hospital and Arrowhead Community Hospital agreement had been fulfilled. The commitments may be satisfied by third parties on behalf of the Company, including construction of medical office buildings by unrelated developers. The Company estimates a remaining commitment of $29.5 million to complete in-process capital projects at certain of its hospitals.

Indemnification Agreement

      Concurrent with the signing of the merger agreement, Vanguard and Holdings entered into an indemnification agreement with the Company’s stockholders and stock option holders (collectively the “stockholders”), whereby the stockholders agreed to indemnify the Company and Holdings and their directors, officers, employees, agents, shareholders, members and partners for certain losses attributable to a third-party claim or as a voluntary disclosure claim related to any improper bill to any federal health care program submitted prior to the merger date, other than losses relating to the settlement of Medicare, Medicaid or Medi-Cal cost reports with fiscal intermediaries for such programs. The indemnification covers such losses which exceed $10.0 million in the aggregate up to $50.0 million in the aggregate. The indemnification period covers the reporting period up to 18 months subsequent to the merger date. All stockholders had the option of becoming a party to the indemnification agreement or authorizing the Company to withhold a portion of their merger consideration to an escrow fund to cover potential future losses under the indemnification. Approximately $0.8 million was withheld from the merger consideration distributed to the existing stockholders and option holders and was deposited into a restricted cash escrow account to cover such potential future losses and administrative expenses. The escrow fund will be returned to the applicable stockholders after the 18 month indemnification period expires assuming no such losses have been incurred by the Company.

Litigation

      The Company is presently, and from time to time, subject to various claims and lawsuits arising in the ordinary course of business. Although the results of these claims and lawsuits cannot be predicted with certainty, management believes that the ultimate resolution of these claims and lawsuits will not have a material adverse effect on the Company’s business, financial condition or results of operations.

Net Revenue

      Final determinations of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the program, rights of appeal and the application of numerous technical provisions. Differences between original estimates and subsequent revisions (including final settlements) are included in the condensed consolidated statements of operations in the period in which the revisions are made. Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under the Medicare and Medicaid programs. Net adjustments to third party settlements resulted in increases to income before income taxes of $4.4 million and $2.3 million for the three months ended September 30, 2003 and 2004, respectively. The Company

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

also recorded $7.8 million and $11.0 million of charity care revenue deductions during the three months ended September 30, 2003 and 2004, respectively.

Governmental Regulation

      Laws and regulations governing the Medicare and Medicaid and other federal health care programs are complex and subject to interpretation. The Company’s management believes that the Company is in compliance with all applicable laws and regulations in all material respects and is not aware of any material pending or threatened investigation involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal health care programs.

Acquisitions

      The Company has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions and attempts to structure its acquisitions as asset acquisitions in which the Company does not assume liability for seller wrongful actions, there can be no assurance that the Company will not become liable for past activities that may later be alleged to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Professional and General Liability Risks

      As is typical in the health care industry, the Company is subject to potential claims and legal actions in the ordinary course of business including patient care. Effective June 1, 2002, the Company established a wholly owned captive subsidiary to insure its professional and general liability risks at a $10.0 million retention level. The Company maintains excess coverage with third party insurers for individual claims exceeding $10.0 million per occurrence up to $75.0 million in the aggregate. The captive insurance subsidiary intends to fund claims costs from proceeds of premium payments received from the Company. The current industry environment appears to indicate an increase in the quantity and severity of professional liability claims. Also, as the Company’s period of ownership of its hospitals lengthens, management expects the Company’s claims payments to increase. This environment has led to increased costs for professional liability premiums, including reinsurance premiums, which the Company expects to continue for the foreseeable future.

Guarantees

      The Company currently guarantees minimum rent revenues to the developers and managers of two medical office buildings located on the campuses of two of its hospitals through rental shortfall arrangements or master lease agreements. The Company may also from time to time enter into parent-subsidiary guarantee arrangements in the ordinary course of operating its business. The Company does not expect payments under any of these arrangements to have a significant impact on the Company’s future results of operations or cash flows.

      As part of its contract with the Arizona Health Care Cost Containment System (“AHCCCS”), one of the Company’s health plans, Phoenix Health Plan, is required to maintain a performance guarantee, the

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of which is determined based upon Plan membership and capitation premiums received. As of September 30, 2004, the Company maintained the $15.0 million performance guarantee in the form of surety bonds totaling $10.0 million with independent third party insurers that expire on October 1, 2004 and letters of credit to AHCCCS totaling $5.0 million. The Company also arranged for a $1.0 million letter of credit to collateralize its $10.0 million surety bonds with the third party insurers. Effective October 1, 2004, the performance guarantee requirement increased to $18.0 million, and the Company obtained $18.0 in surety bonds to fully satisfy the requirement. The Company arranged for letters of credit of $5.3 million to collateralize the outstanding surety bonds.

12.	Related Party Transactions

      Pursuant to the merger agreement, the Company entered into a transaction and monitoring fee agreement with Blackstone and MSCP. Under the terms of the agreement, the Company paid Blackstone a transaction and advisory fee on the merger date of $20.0 million plus out of pocket expenses for Blackstone’s expertise in undertaking financial and structural analysis, due diligence investigations and other advice and negotiation assistance necessary to complete the merger. This fee was recorded to unallocated purchase price as a direct acquisition cost. The Company also agreed to pay Blackstone and MSCP an annual monitoring fee of $4.0 million and $1.2 million, respectively, plus out of pocket expenses. The monitoring fee represents compensation to Blackstone and MSCP for their advisory and consulting services with respect to financing transactions, strategic decisions, dispositions or acquisitions of assets and other affairs of the Company from time to time. Blackstone also has the option under the agreement to elect at any time in anticipation of a change in control or initial public offering to require the Company to pay both Blackstone and MSCP a lump sum monitoring fee, calculated as the net present value of future annual monitoring fees assuming a remaining ten-year payment period, in lieu of the remaining annual monitoring fee payments. If Blackstone chooses a lump sum payment, MSCP is entitled to receive not less than 15% of the sum of the initial $20.0 million Blackstone transaction fee and the cumulative annual monitoring fees and lump sum monitoring fee paid to Blackstone less the cumulative aggregate monitoring fees paid to MSCP to date.

13.	Financial Information for Subsidiary Guarantors and Non-Guarantor Subsidiaries

      The Company conducts substantially all of its business through its subsidiaries. Most of the Company’s subsidiaries jointly and severally guarantee the 9.0% Notes on an unsecured senior subordinated basis. Certain of the Company’s other consolidated wholly-owned and non wholly-owned entities do not guarantee the 9.0% Notes in conformity with the provisions of the indenture governing the 9.0% Notes and do not guarantee the Company’s senior secured credit facilities in conformity with the provisions thereof. The condensed consolidating financial information for the parent company, the issuers of the 9.0% Notes, the issuers of the 11.25% Notes, the subsidiary guarantors, the non-guarantor subsidiaries, certain eliminations and the consolidated Company as of June 30, 2004 and September 30, 2004 and for the three months ended September 30, 2003 and the predecessor period July 1, 2004 through September 22, 2004, and the successor period September 23, 2004 through September 30, 2004, follows.

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets

June 30, 2004
(Predecessor)

			Combined
		Guarantor	Non-		Total
	Parent	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$71.4	$36.7	$—	$108.1
Accounts receivable, net	—	188.9	35.8	—	224.7
Supplies	—	29.5	5.1	—	34.6
Prepaid expenses and other current assets	3.1	28.6	39.4	(37.4)	33.7

Total current assets	3.1	318.4	117.0	(37.4)	401.1
Property, plant and equipment, net	—	785.4	81.5	—	866.9
Goodwill	—	109.3	—	—	109.3
Intangible assets, net	—	40.2	1.6	—	41.8
Investments in subsidiaries	408.8	—	—	(408.8)	—
Other assets	—	8.7	—	—	8.7

Total assets	$411.9	$1,262.0	$200.1	$(446.2)	$1,427.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$67.6	$13.1	$—	$80.7
Accrued expenses and other current liabilities	—	140.9	11.6	(1.1)	151.4
Current maturities of long-term debt	—	5.2	1.1	—	6.3

Total current liabilities	—	213.7	25.8	(1.1)	238.4
Other liabilities	40.9	18.4	65.3	(25.4)	99.2
Long-term debt, less current maturities	—	616.6	0.6	—	617.2
Intercompany	(102.0)	27.4	71.9	2.7	—
Payable-In-Kind Preferred Stock	61.0	—	—	—	61.0
Stockholders’ equity	412.0	385.9	36.5	(422.4)	412.0

Total liabilities and stockholders’ equity	$411.9	$1,262.0	$200.1	$(446.2)	$1,427.8

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets

September 30, 2004

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$0.3	$(0.5)	$—	$(6.2)	$81.9	$—	$75.5
Accounts receivable, net	—	—	—	198.2	39.3	—	237.5
Supplies	—	—	—	29.3	5.6	—	34.9
Prepaid expenses and other current assets	11.2	—	—	13.6	33.1	(20.4)	37.5

Total current assets	11.5	(0.5)	—	234.9	159.9	(20.4)	385.4
Property, plant and equipment, net	—	—	—	783.0	88.9	—	871.9
Goodwill	—	—	—	96.7	12.6	—	109.3
Intangible assets, net	—	37.7	3.9	16.4	8.3	—	66.3
Unallocated purchase price	676.0	—	—	—	—	—	676.0
Investments in subsidiaries	408.8	—	—	—	—	(408.8)	—
Other assets	18.9	—	—	8.5	0.3	—	27.7

Total assets	$1,115.2	$37.2	$3.9	$1,139.5	$270.0	$(429.2)	$2,136.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$—	$—	$95.8	$15.2	$—	111.0
Accrued expenses and other current liabilities	2.3	1.3	—	83.0	65.5	(1.5)	150.6
Current maturities of long-term debt	—	4.8	—	1.8	1.0	—	7.6

Total current liabilities	2.3	6.1	—	180.6	81.7	(1.5)	269.2
Other liabilities	0.8	—	—	6.8	68.8	(24.3)	52.1
Long-term debt, less current maturities	—	1,045.2	125.0	2.6	0.4	—	1,173.2
Intercompany	470.0	(1,012.3)	(120.8)	644.9	0.3	17.9	—
Payable-In-Kind Preferred Stock	—	—	—	—	—	—	—
Stockholders’ equity	642.1	(1.8)	(0.3)	304.6	118.8	(421.3)	642.1

Total liabilities and stockholders’ equity	$1,115.2	$37.2	$3.9	$1,139.5	$270.0	$(429.2)	$2,136.6

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations

For the Three Months Ended September 30, 2003
(Predecessor)

			Combined
		Guarantor	Non-		Total
	Parent	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Patient service revenues	$—	$314.2	$36.8	$—	$351.0
Premium revenues	—	58.5	4.8	(4.4)	58.9

Total revenues	—	372.7	41.6	(4.4)	409.9
Salaries and benefits	—	158.5	17.7	—	176.2
Supplies	—	59.3	6.0	—	65.3
Medical claims expense	—	43.9	—	—	43.9
Purchased services	—	19.2	3.4	—	22.6
Provision for doubtful accounts	—	26.7	3.6	—	30.3
Insurance	—	7.0	6.7	(4.4)	9.3
Other operating expenses	—	18.8	3.8	—	22.6
Rents and leases	—	4.8	0.6	—	5.4
Depreciation and amortization	—	14.0	1.1	—	15.1
Interest, net	—	9.1	1.3	—	10.4
Management fees	—	(0.7)	0.7	—	—
Other	—	(0.7)	(1.0)	—	(1.7)

Total costs and expenses	—	359.9	43.9	(4.4)	399.4

Income (loss) before income taxes	—	12.8	(2.3)	—	10.5
Income tax expense	4.2	—	—	—	4.2
Equity in earnings of subsidiaries	10.5	—	—	(10.5)	—

Net income (loss)	$6.3	$12.8	$(2.3)	$(10.5)	$6.3

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations

For the Three Months Ended September 30, 2004
(Combined Basis)

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Patient service revenues	$—	$—	$—	$355.3	$59.0	$—	$414.3
Premium revenues	—	—	—	10.6	75.8	(7.0)	79.4

Total revenues	—	—	—	365.9	134.8	(7.0)	493.7
Salaries and benefits	—	—	—	164.6	31.3	—	195.9
Supplies	—	—	—	69.0	10.4	—	79.4
Medical claims expense	—	—	—	2.1	58.2	—	60.3
Purchased services	—	—	—	19.1	5.4	—	24.5
Provision for doubtful accounts	—	—	—	29.7	4.8	—	34.5
Insurance	—	—	—	8.2	9.3	(7.0)	10.5
Other operating expenses	—	—	—	24.5	5.8	—	30.3
Rents and leases	—	—	—	4.6	1.7	—	6.3
Depreciation and amortization	—	—	—	16.9	2.2	—	19.1
Interest, net	—	1.8	0.3	8.6	1.2	—	11.9
Management fees	—	—	—	(2.0)	2.0	—	—
Stock compensation	—	—	—	96.7	—	—	96.7
Debt extinguishment costs	50.2	—	—	12.0	—	—	62.2
Merger expenses	17.0	—	—	6.1	—	—	23.1
Other	—	—	—	0.1	(0.1)	—	—

Total costs and expenses	67.2	1.8	0.3	460.2	132.2	(7.0)	654.7

Income (loss) before income taxes	(67.2)	(1.8)	(0.3)	(94.3)	2.6	—	(161.0)
Income tax expense (benefit)	(50.9)	—	—	—	—	—	(50.9)
Equity in earnings of subsidiaries	(93.8)	—	—	—	—	93.8	—

Net income (loss)	$(110.1)	$(1.8)	$(0.3)	$(94.3)	$2.6	$93.8	$(110.1)

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations

For the Predecessor Period July 1, 2004 through September 22, 2004

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Patient service revenues	$—	$—	$—	$323.6	$53.7	$—	$377.3
Premium revenues	—	—	—	9.7	69.0	(6.4)	72.3

Total revenues	—	—	—	333.3	122.7	(6.4)	449.6
Salaries and benefits	—	—	—	150.1	28.6	—	178.7
Supplies	—	—	—	62.8	9.5	—	72.3
Medical claims expense	—	—	—	1.9	53.1	—	55.0
Purchased services	—	—	—	17.2	4.9	—	22.1
Provision for doubtful accounts accounts	—	—	—	27.1	4.4	—	31.5
Insurance	—	—	—	7.5	8.4	(6.4)	9.5
Other operating expenses	—	—	—	22.4	5.3	—	27.7
Rents and leases	—	—	—	4.2	1.5	—	5.7
Depreciation and amortization	—	—	—	15.4	2.0	—	17.4
Interest, net	—	—	—	8.6	1.2	—	9.8
Management fees	—	—	—	(2.0)	2.0	—	—
Stock compensation	—	—	—	96.7	—	—	96.7
Debt extinguishment costs	50.2	—	—	12.0	—	—	62.2
Merger expenses	17.0	—	—	6.1	—	—	23.1
Other	—	—	—	—	(0.1)	—	(0.1)

Total costs and expenses	67.2	—	—	430.0	120.8	(6.4)	611.6

Income (loss) before income taxes	(67.2)	—	—	(96.7)	1.9	—	(162.0)
Income tax expense (benefit)	(51.3)	—	—	—	—	—	(51.3)
Equity in earnings of subsidiaries	(94.8)	—	—	—	—	94.8	—

Net income (loss)	$(110.7)	$—	$—	$(96.7)	$1.9	$94.8	$(110.7)

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Operations

For the Successor Period September 23, 2004 through September 30, 2004

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Patient service revenues	$—	$—	$—	$31.7	$5.3	$—	$37.0
Premium revenues	—	—	—	0.9	6.8	(0.6)	7.1

Total revenues	—	—	—	32.6	12.1	(0.6)	44.1
Salaries and benefits	—	—	—	14.5	2.7	—	17.2
Supplies	—	—	—	6.2	0.9	—	7.1
Medical claims expense	—	—	—	0.2	5.1	—	5.3
Purchased services	—	—	—	1.9	0.5	—	2.4
Provision for doubtful accounts	—	—	—	2.6	0.4	—	3.0
Insurance	—	—	—	0.7	0.9	(0.6)	1.0
Other operating expenses	—	—	—	2.1	0.5	—	2.6
Rents and leases	—	—	—	0.4	0.2	—	0.6
Depreciation and amortization	—	—	—	1.5	0.2	—	1.7
Interest, net	—	1.8	0.3	—	—	—	2.1
Management fees	—	—	—	(2.0)	2.0	—	—
Stock compensation	—	—	—	—	—	—	—
Debt extinguishment costs	—	—	—	—	—	—	—
Merger expenses	—	—	—	—	—	—	—
Other	—	—	—	0.1	—	—	0.1

Total costs and expenses	—	1.8	0.3	28.2	13.4	(0.6)	43.1

Income (loss) before income taxes	—	(1.8)	(0.3)	4.4	(1.3)	—	1.0
Income tax expense (benefit)	0.4	—	—	—	—	—	0.4
Equity in earnings of subsidiaries	1.0	—	—	—	—	(1.0)	—

Net income (loss)	$0.6	$(1.8)	$(0.3)	$4.4	$(1.3)	$(1.0)	$0.6

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows

For the Three Months Ended September 30, 2003
(Predecessor)

			Combined
		Guarantor	Non-		Total
	Parent	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Operating activities:
Net income (loss)	$6.3	$12.8	$(2.3)	$(10.5)	$6.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	14.0	1.1	—	15.1
Provision for doubtful accounts	—	26.7	3.6	—	30.3
Amortization of loan costs	—	0.4	—	—	0.4
Loss (gain) on sale of assets	—	—	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings (loss) of subsidiaries	(10.5)	—	—	10.5	—
Accounts receivable	—	(30.3)	2.0	—	(28.3)
Supplies	—	(1.1)	—	—	(1.1)
Prepaid expenses and other current assets	(2.7)	(4.3)	5.2	—	(1.8)
Accounts payable	—	(13.4)	(1.3)	—	(14.7)
Accrued expenses and other current liabilities	(3.0)	(2.2)	(1.7)	—	(6.9)
Other liabilities	9.9	(9.6)	0.8	—	1.1

Net cash provided by (used in) operating activities	—	(7.0)	7.4	—	0.4
Investing activities:
Acquisitions, including working capital settlement payments	—	—	—	—	—
Capital expenditures	—	(39.4)	(1.0)	—	(40.4)
Proceeds from asset dispositions	—	3.3	—	—	3.3
Other	—	2.4	(3.1)	—	(0.7)

Net cash used in investing activities	—	(33.7)	(4.1)	—	(37.8)
Financing activities:
Proceeds from long-term debt	—	35.0	—	—	35.0
Payments of long-term debt and capital leases	—	(1.0)	(0.6)	—	(1.6)
Proceeds from joint venture partner contributions	—	2.0	—	—	2.0
Cash provided by (used in) intercompany activity	—	(4.8)	4.8	—	—

Net cash provided by financing activities	—	31.2	4.2	—	35.4

Net increase (decrease) in cash and cash equivalents	—	(9.5)	7.5	—	(2.0)
Cash and cash equivalents, beginning of period	—	21.2	6.0	—	27.2

Cash and cash equivalents, end of period	$—	$11.7	$13.5	$—	$25.2

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows

For the Three Months Ended September 30, 2004
(Combined Basis)

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)

	(Unaudited)
Operating activities:
Net income (loss)	$(110.1)	$(1.8)	$(0.3)	$(94.3)	$2.6	$93.8	$(110.1)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	—	—	—	16.9	2.2	—	19.1
Provision for doubtful accounts	—	—	—	29.7	4.8	—	34.5
Deferred income taxes	(50.9)	—	—	—	—	—	(50.9)
Amortization of loan costs	—	0.1	—	0.5	—	—	0.6
Accretion of principal on senior discount notes	—	—	0.3	—	—	—	0.3
(Gain) loss on sale of assets	—	—	—	0.6	—	—	0.6
Stock compensation	—	—	—	96.7	—	—	96.7
Debt extinguishment costs	50.2	—	—	12.0	—	—	62.2
Merger expenses	17.0	—	—	6.1	—	—	23.1
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings (loss) of subsidiaries	93.8	—	—	—	—	(93.8)	—
Accounts receivable	—	—	—	(41.9)	(5.4)	—	(47.3)
Supplies	—	—	—	—	(0.3)	—	(0.3)
Prepaid expenses and other current assets	6.3	—	—	(15.2)	11.8	—	2.9
Accounts payable	—	—	—	30.9	(0.6)	—	30.3
Accrued expenses and other current liabilities	(7.0)	1.7	—	8.4	7.4	—	10.5
Other liabilities	5.9	—	—	(11.3)	3.4	—	(2.0)

Net cash provided by operating activities	5.2	—	—	39.1	25.9	—	70.2
Investing activities:						—
Acquisition costs	(50.8)	—	—	—	—	—	(50.8)
Capital expenditures	—	—	—	(29.0)	(3.3)	—	(32.3)
Proceeds from asset sales	—	—	—	0.5	—	—	0.5
Other	—	—	—	0.2	(0.3)	—	(0.1)

Net cash used in investing activities	(50.8)	—	—	(28.3)	(3.6)	—	(82.7)
Financing activities:
Proceeds from long-term debt	1,174.7	—	—	—	—	—	1,174.7
Payments of long-term debt and capital leases	(683.2)	—	—	(0.5)	(0.3)	—	(684.0)
Payments of loan costs and debt termination fees	(40.9)	—	—	—	—	—	(40.9)
Proceeds from issuance of common stock	494.9	—	—	—	—	—	494.9
Payments to retire stock and stock options	(964.9)	—	—	—	—	—	(964.9)
Cash provided by (used in) intercompany activity	65.2	(0.5)	—	(49.7)	(15.0)	—	—
Exercise of stock options	0.1	—	—	—	—	—	0.1

Net cash provided by (used in) financing activities	45.9	(0.5)	—	(50.2)	(15.3)	—	(20.1)

Net increase (decrease) in cash and cash equivalents	0.3	(0.5)	—	(39.4)	7.0	—	(32.6)
Cash and cash equivalents, beginning of period	—	—	—	33.2	74.9	—	108.1

Cash and cash equivalents, end of period	$0.3	$(0.5)	$—	$(6.2)	$81.9	$—	$75.5

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows

For the Predecessor Period July 1, 2004 through September 22, 2004

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)
	(Unaudited)
Operating activities:
Net income (loss)	$(110.7)	$—	$—	$(96.7)	$1.9	$94.8	$(110.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	—	—	—	15.4	2.0	—	17.4
Provision for doubtful accounts	—	—	—	27.1	4.4	—	31.5
Deferred income taxes	(50.9)	—	—	—	—	—	(50.9)
Amortization of loan costs	—	—	—	0.5	—	—	0.5
Accretion of principal on senior discount notes	—	—	—	—	—	—	—
(Gain) loss on sale of assets	—	—	—	0.6	—	—	0.6
Stock compensation	—	—	—	96.7	—	—	96.7
Debt extinguishment costs	50.2	—	—	12.0	—	—	62.2
Merger expenses	17.0	—	—	6.1	—	—	23.1
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings (loss) of subsidiaries	94.8	—	—	—	—	(94.8)	—
Accounts receivable	—	—	—	(37.2)	(4.9)	—	(42.1)
Supplies	—	—	—	—	(0.3)	—	(0.3)
Prepaid expenses and other current assets	6.3	—	—	(14.7)	10.8	—	2.4
Accounts payable	—	—	—	41.9	(0.5)	—	41.4
Accrued expenses and other current liabilities	(7.0)	—	—	9.2	6.8	—	9.0
Other liabilities	5.9	—	—	(11.0)	3.1	—	(2.0)

Net cash provided by operating activities	5.6	—	—	49.9	23.3	—	78.8
Investing activities:						—
Acquisition costs	(50.8)	—	—	—	—	—	(50.8)
Capital expenditures	—	—	—	(26.8)	(3.0)	—	(29.8)
Proceeds from asset sales	—	—	—	0.5	—	—	0.5
Other	—	—	—	0.4	(0.3)	—	0.1

Net cash used in investing activities	(50.8)	—	—	(25.9)	(3.3)	—	(80.0)
Financing activities:
Proceeds from long-term debt	1,174.7	—	—	—	—	—	1,174.7
Payments of long-term debt and capital leases	(683.2)	—	—	(0.4)	(0.3)	—	(683.9)
Payments of loan costs and debt termination fees	(40.9)	—	—	—	—	—	(40.9)
Proceeds from issuance of common stock	494.9	—	—	—	—	—	494.9
Payments to retire stock and stock options	(964.9)	—	—	—	—	—	(964.9)
Cash provided by (used in) intercompany activity	64.8	—	—	(51.1)	(13.7)	—	—
Exercise of stock options	0.1	—	—	—	—	—	0.1

Net cash provided by (used in) financing activities	45.5	—	—	(51.5)	(14.0)	—	(20.0)

Net increase (decrease) in cash and cash equivalents	0.3	—	—	(27.5)	6.0	—	(21.2)
Cash and cash equivalents, beginning of period	—	—	—	33.2	74.9	—	108.1

Cash and cash equivalents, end of period	$0.3	$—	$—	$5.7	$80.9	$—	$86.9

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows

For the Successor Period September 23, 2004 through September 30, 2004

					Combined
		Issuers of	Issuers of	Guarantor	Non-		Total
	Parent	9.0% Notes	11.25% Notes	Subsidiaries	Guarantors	Eliminations	Consolidated

	(In millions)

	(Unaudited)
Operating activities:
Net income (loss)	$0.6	$(1.8)	$(0.3)	$2.4	$0.7	$(1.0)	$0.6
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	—	—	—	1.5	0.2	—	1.7
Provision for doubtful accounts	—	—	—	2.6	0.4	—	3.0
Deferred income taxes	—	—	—	—	—	—	—
Amortization of loan costs	—	0.1	—	—	—	—	0.1
Accretion of principal on senior discount notes	—	—	0.3	—	—	—	0.3
(Gain) loss on sale of assets	—	—	—	—	—	—	—
Stock compensation	—	—	—	—	—	—	—
Debt extinguishment costs	—	—	—	—	—	—	—
Merger expenses	—	—	—	—	—	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings (loss) of subsidiaries	(0.6)	—	—	(0.4)	—	1.0	—
Accounts receivable	—	—	—	(4.7)	(0.5)	—	(5.2)
Supplies	—	—	—	—	—	—	—
Prepaid expenses and other current assets	—	—	—	(0.5)	1.0	—	0.5
Accounts payable	—	—	—	(11.0)	(0.1)	—	(11.1)
Accrued expenses and other current liabilities	—	1.7	—	(0.8)	0.6	—	1.5
Other liabilities	—	—	—	(0.3)	0.3	—	—

Net cash provided by (used in) operating activities	—	—	—	(11.2)	2.6	—	(8.6)
Investing activities:
Acquisition costs	—	—	—	—	—	—	—
Capital expenditures	—	—	—	(2.2)	(0.3)	—	(2.5)
Proceeds from asset sales	—	—	—	—	—	—	—
Other	—	—	—	(0.2)	—	—	(0.2)

Net cash used in investing activities	—	—	—	(2.4)	(0.3)	—	(2.7)
Financing activities:
Proceeds from long-term debt	—	—	—	—	—	—	—
Payments of long-term debt and capital leases	—	—	—	(0.1)	—	—	(0.1)
Payments of loan costs and debt termination fees	—	—	—	—	—	—	—
Proceeds from issuance of common stock	—	—	—	—	—	—	—
Payments to retire stock and stock options	—	—	—	—	—	—	—
Cash provided by (used in) intercompany activity	—	(0.5)	—	1.8	(1.3)	—	—
Exercise of stock options	—	—	—	—	—	—	—

Net cash provided by (used in) financing activities	—	(0.5)	—	1.7	(1.3)	—	(0.1)

Net increase (decrease) in cash and cash equivalents	—	(0.5)	—	(11.9)	1.0	—	(11.4)
Cash and cash equivalents, beginning of period	0.3	—	—	5.7	80.9	—	86.9

Cash and cash equivalents, end of period	$0.3	$(0.5)	$—	$(6.2)	$81.9	$—	$75.5

VANGUARD HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Subsequent Event

      On October 11, 2004, a subsidiary of the Company entered into a definitive agreement to acquire three acute care hospitals from subsidiaries of Tenet HealthCare Corporation in Worcester, Massachusetts and suburban Boston, Massachusetts. The Company agreed to purchase the property, plant and equipment of all three hospitals for $100.3 million. The Company will also spend approximately $26.4 million to acquire from the seller and build from operations net working capital for the hospitals. The acquisitions will be accounted for as purchase transactions, and the Company expects to draw additional funds from its senior secured term loan facility to pay the purchase price. The Company expects the transactions to close by December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Vanguard Health Systems, Inc.

      We have audited the accompanying consolidated balance sheets of Vanguard Health Systems, Inc. (the “Company”) as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vanguard Health Systems, Inc. at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 1 to the consolidated financial statements and effective July 1, 2003, the Company changed its method, on a prospective basis, of accounting for stock-based compensation to the fair value method as allowed by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

/S/ ERNST & YOUNG LLP

Nashville, Tennessee

August 6, 2004

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	June 30, 2004

	(In millions except share and
	per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$27.2	$108.1
Accounts receivable, net of allowance for uncollectible accounts of approximately $45.5 and $63.5 at June 30, 2003 and June 30, 2004, respectively	213.9	224.7
Supplies	32.1	34.6
Income tax receivable	—	1.4
Prepaid expenses and other current assets	25.0	29.2
Deferred income taxes	—	3.1

Total current assets	298.2	401.1
Property, plant and equipment, net of accumulated depreciation	777.2	866.9
Goodwill	100.2	109.3
Intangible assets, net of accumulated amortization	38.6	41.8
Other assets	12.7	8.7

Total assets	$1,226.9	$1,427.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$91.7	$80.7
Accrued health claims	33.5	41.6
Accrued interest	16.1	14.1
Other accrued expenses and current liabilities	111.5	95.7
Current maturities of long-term debt	8.3	6.3

Total current liabilities	261.1	238.4
Other liabilities	62.6	99.2
Long-term debt, less current maturities	471.1	617.2
Payable-In-Kind Preferred Stock; $.01 par value, 150,000 combined shares of Preferred Stock and Payable-In-Kind Preferred Stock authorized, 25,194 and 27,210 shares of Payable-In-Kind Preferred Stock issued and outstanding at June 30, 2003 and 2004, respectively, and 30,000 and 31,875 shares of Series B Payable-in-Kind Preferred Stock issued and outstanding at June 30, 2003 and 2004, respectively, at redemption value	57.0	61.0
Commitments and contingencies
Stockholders’ Equity:
Preferred Stock; $1,000 par value, 150,000 combined shares of Preferred Stock and Payable-In-Kind Preferred Stock authorized, no shares of Preferred Stock issued and outstanding	—	—
Common Stock; $.01 par value, 600,000 shares authorized, 232,713 and 232,749 shares issued and outstanding at June 30, 2003 and 2004, respectively	—	—
Additional paid-in capital	352.5	348.7
Accumulated other comprehensive loss	(0.6)	—
Retained earnings	23.2	63.3

Total stockholders’ equity	375.1	412.0

Total liabilities and stockholders’ equity	$1,226.9	$1,427.8

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED INCOME STATEMENTS

	For the Year Ended June 30,

	2002	2003	2004

	(In millions)
Patient service revenues	$725.8	$1,121.7	$1,489.0
Premium revenues	184.8	218.8	293.8

Total revenues	910.6	1,340.5	1,782.8
Costs and expenses:
Salaries and benefits	384.4	578.4	740.8
Supplies	116.1	202.6	283.0
Medical claims expense	132.0	160.8	211.8
Purchased services	66.4	86.7	90.7
Provision for doubtful accounts	53.3	73.4	118.2
Insurance	19.7	28.4	36.2
Other operating expenses	52.3	83.2	105.7
Rents and leases	14.4	18.3	23.4
Depreciation and amortization	29.5	46.9	64.7
Interest, net	26.7	34.9	43.1
Debt extinguishment costs	6.6	—	4.9
Other expenses	(0.5)	(0.9)	(4.7)

Income before income taxes	9.7	27.8	65.0
Income tax expense	2.9	10.9	24.9

Net income	6.8	16.9	40.1
Preferred stock dividends	(1.8)	(2.8)	(4.0)

Net income attributable to common stockholders	$5.0	$14.1	$36.1

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Accumulated	Total
	Preferred Stock		Common Stock		Additional	Retained	Other	Stock-
					Paid-In	Earnings	Comprehensive	holders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss	Equity

	(In millions)
Balance at June 30, 2001	—	$—	203,294	$—	$307.1	$(0.5)	$(1.7)	$304.9
Issuance of common stock	—	—	14	—	—	—	—	—
Payable-In-Kind Preferred Stock dividends	—	—	—	—	(1.8)	—	—	(1.8)
Comprehensive income:
Termination of interest rate collar	—	—	—	—	—	—	1.7	1.7
Net income	—	—	—	—	—	6.8	—	6.8

Comprehensive income	—	—	—	—	—	6.8	1.7	8.5

Balance at June 30, 2002	—	—	203,308	—	305.3	6.3	—	311.6
Issuance of common stock	—	—	29,405	—	50.0	—	—	50.0
Payable-In-Kind Preferred Stock dividends	—	—	—	—	(2.8)	—	—	(2.8)
Comprehensive income:
Interest rate swap mark-to-market adjustment (net of taxes)	—	—	—	—	—	—	(0.6)	(0.6)
Net Income	—	—	—	—	—	16.9	—	16.9

Comprehensive income	—	—	—	—	—	16.9	(0.6)	16.3

Balance at June 30, 2003	—	—	232,713	—	352.5	23.2	0.6	375.1
Issuance of common stock	—	—	95	—	0.2	—	—	0.2
Retirement of common stock	—	—	(59)	—	0.1	—	—	(0.1)
Payable-In-Kind Preferred Stock dividends	—	—	—	—	(4.0)	—	—	(4.0)
Stock compensation	—	—	—	—	0.1	—	—	0.1
Comprehensive income:
Interest rate swap mark-to-market adjustment (net of taxes)	—	—	—	—	—	—	0.4	0.4
Reversal of other comprehensive loss	—	—	—	—	—	—	0.2	0.2
Net income	—	—	—	—	—	40.1	—	40.1

Comprehensive income	—	—	—	—	—	40.1	0.6	40.7

Balance at June 30, 2004	—	$—	232,749	$—	$348.7	$63.3	$—	$412.0

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,

	2002	2003	2004

	(In millions)
Operating activities:
Net income	$6.8	$16.9	$40.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	29.5	46.9	64.7
Provision for doubtful accounts	53.3	73.4	118.2
Amortization of loan costs	1.4	1.5	1.8
Debt extinguishment costs	6.6	—	4.9
Loss (gain) on disposal of assets	(0.8)	—	(0.8)
Stock compensation	—	—	0.1
Deferred income taxes	2.8	3.5	12.7
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(64.9)	(67.6)	(129.0)
Establishment of accounts receivable for acquisitions	(1.5)	—	—
Supplies	(0.7)	(3.6)	(2.3)
Prepaid expenses and other current assets	(9.8)	6.7	(16.3)
Income tax receivable	(0.9)	0.7	(1.4)
Accounts payable	(2.5)	15.6	(11.1)
Income tax payable	(0.8)	0.5	(0.2)
Accrued expenses and other long-term liabilities	26.2	23.2	27.6

Net cash provided by operating activities	44.7	117.7	109.0
Investing activities:
Acquisitions, including working capital settlement payments	(100.3)	(249.4)	(20.0)
Capital expenditures	(35.1)	(98.5)	(151.0)
Proceeds from asset sales	1.2	1.6	6.2
Other	(1.2)	2.3	(2.3)

Net cash used in investing activities	(135.4)	(344.0)	(167.1)
Financing activities:
Proceeds from issuance of common stock	—	50.0	—
Proceeds from termination of interest rate swap	—	5.5	—
Proceeds from syndication of joint venture interests	—	0.2	3.0
Equity contribution from joint venture partner	2.5	—	—
Proceeds from long-term debt	300.0	150.0	497.5
Payments of long-term debt and capital leases	(153.8)	(5.3)	(353.4)
Payments of loan costs	(14.7)	(2.3)	(8.2)
Payments to retire common stock	—	—	(0.1)
Proceeds from the exercise of stock options	—	—	0.2

Net cash provided by financing activities	134.0	198.1	139.0

Increase (decrease) in cash and cash equivalents	43.3	(28.2)	80.9
Cash and cash equivalents at beginning of year	12.1	55.4	27.2

Cash and cash equivalents at end of year	$55.4	$27.2	$108.1

VANGUARD HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended June 30,

	2002	2003	2004

	(In millions)
Supplemental cash flow information:
Net interest paid	$22.2	$32.3	$43.8

Net income taxes paid (received)	$0.1	$(0.2)	$2.1

Supplemental noncash activities:
Payable-In-Kind Preferred Stock issued	$—	$30.0	$—

8.18% convertible subordinated notes issued	$—	$17.6	$—

Payable-In-Kind Preferred Stock dividends	$1.8	$2.8	$4.0

Capitalized interest	$0.1	$1.1	$0.7

Acquisitions:
Cash paid, net of cash received	$100.3	$249.4	$20.0
Payable-In-Kind Preferred Stock issued	—	30.0	—
Subordinated convertible notes issued	—	17.6	—

Total consideration	100.3	297.0	20.0
Fair value of assets acquired	115.4	332.2	1.6
Liabilities assumed	23.2	58.4	(3.4)

Net assets acquired	92.2	273.8	5.0

Goodwill and intangible assets acquired	$8.1	$23.2	$15.0

Liabilities assumed as part of the fiscal 2002 and 2003 acquisitions include capital lease obligations of $2.0 million, and $6.1, million, respectively.

See accompanying notes.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004

1.	Basis of Presentation and Summary of Significant Accounting Policies

Organization

      Vanguard Health Systems, Inc. (“the Company”), a Delaware corporation, was incorporated on July 1, 1997. As of June 30, 2004, the Company owned and managed 16 acute care hospitals with 3,784 licensed beds and related outpatient service locations complementary to the hospitals providing healthcare services to the San Antonio, Texas; metropolitan Phoenix, Arizona; Chicago, Illinois markets and Orange County, California. The Company also owns managed health plans in Chicago, Illinois and Phoenix, Arizona.

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of subsidiaries and entities controlled by the Company. The Company generally considers control to represent the majority of an entity’s voting interests. The Company also consolidates any entities for which it receives the majority of the entity’s expected returns or is at risk for the majority of the entity’s expected losses based upon its investment or financial interest in the entity. All material intercompany accounts and transactions have been eliminated. As none of the Company’s common shares are publicly held, no earnings per share information is presented in the accompanying consolidated financial statements. The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative include certain Vanguard corporate office costs, which approximated $8.7 million, $14.3 million and $20.0 million for the years ended June 30, 2002, 2003 and 2004, respectively.

      In preparing the Company’s financial statements in conformity with accounting principles generally accepted in the United States, management makes estimates and assumptions that affect the amounts recorded or classification of items in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 represents the first phase of the FASB’s project to clarify the accounting treatment of certain instruments that possess characteristics of both liabilities and equity. SFAS 150 generally requires that freestanding financial instruments that obligate the issuer to redeem the holder’s shares, or are indexed to such an obligation, and are settled in cash or settled with shares meeting certain conditions be treated as liabilities. The provisions of SFAS 150 are effective immediately for instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003, with the exception of mandatorily redeemable instruments of non-public companies, which become subject to SFAS 150 for fiscal periods beginning after December 15, 2003. Additionally, the FASB indefinitely deferred the application of the provisions of SFAS 150 relating to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent’s financial statements. The Company does not expect SFAS 150 to impact the classification of its outstanding preferred stock instruments.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. SFAS 149 did not have a significant impact on the Company’s results of operations, financial position or cash flows.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of ARB No. 51, Consolidated Financial Statements, sets forth criteria under which a company must consolidate certain variable interest entities. Interpretation No. 46 places increased emphasis on controlling financial interests when determining if a company should consolidate a variable interest entity. Application of Interpretation No. 46 is required for periods ending after December 15, 2003, for public entities with interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities. Application by public entities for all other types of variable interest entities is required for periods ending after March 15, 2004. Application by non-public entities to all types of variable interest entities is required at various dates in 2004 and 2005. In December 2003, the FASB issued Revised Interpretation No. 46, which was applicable to financial statements of companies that had interests in “special purpose entities” during the calendar year 2003. The Company does not expect Revised Interpretation No. 46 to have a significant impact on its future results of operations, financial position or cash flows.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 requires that certain guarantees be recorded at fair value at inception and requires additional disclosures on existing guarantees even if the likelihood of future liability under the guarantees is deemed remote. The provisions of Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Interpretation No. 45 did not have a significant impact on our results of operations, financial position or cash flows.

      In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which supersedes the provisions of EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS 146 requires companies to establish liabilities for costs to exit an activity when the costs are incurred as opposed to the date when the companies commit to the exit plan. Exit costs covered by SFAS 146 include, but are not limited to, certain employee severance and relocation costs, lease termination costs and other costs related to restructuring or discontinuing operations. SFAS 146 is effective for exit activities initiated after December 31, 2002. SFAS 146 did not have a significant impact on our results of operations, financial position or cash flows.

Critical Accounting Policies

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the consolidated financial statements. Management bases its estimates on historical experience and other available information, the results of which form the basis of the estimates and assumptions. The Company considers the following accounting policies to be most critical to its operating performance and involve the most subjective and complex assumptions and assessments.

Revenues and Revenue Deductions

      The Company recognizes patient service revenues during the period the healthcare services are provided based upon estimated amounts due from payers. The Company estimates contractual adjustments and allowances based upon payment terms set forth in managed care health plan contracts and by federal and state regulations. For the majority of the Company’s patient service revenues, contractual adjustments are applied to patient accounts at the time of billing using specific payer contract terms entered into the accounts receivable systems, but in some cases an estimated allowance is recorded until payment is received. Patient service revenues for the years ended June 30, 2002, 2003 and 2004, were net of

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contractual adjustments of $1.4 billion, $2.2 billion and $2.8 billion, respectively. The Company derives most of its patient service revenues from healthcare services provided to patients with Medicare or managed care insurance coverage. For the years ended June 30, 2002, 2003 and 2004, managed care revenues accounted for 60%, 55% and 54% of total gross patient revenues, respectively. For those same years, Medicare revenues represented 25%, 30% and 31% of total gross patient revenues, respectively, while Medicaid revenues represented 7%, 9% and 8% of total gross patient revenues, respectively. Services provided to Medicare patients are generally reimbursed at prospectively determined rates per diagnosis (“PPS”), while services provided to managed care patients are generally reimbursed based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates. Medicaid reimbursements vary by state. Other than Medicare, the Company has no individual payer that represents more than 10% of patient service revenues, either on a gross or net basis.

      Medicare regulations and the Company’s principal managed care contracts are often complex and may include multiple reimbursement mechanisms for different types of services provided in our healthcare facilities. To obtain reimbursement for certain services under the Medicare program, the Company must submit annual cost reports and record estimates of amounts owed to or receivable from Medicare. These cost reports include complex calculations and estimates because the level of services authorized and provided and the related reimbursement for such services are often subject to interpretation that could result in payments that differ from the Company’s estimates. The Company includes differences between original estimates and subsequent revisions to those estimates (including final cost report settlements) in the consolidated income statements in the period in which the revisions are made. Net adjustments to estimated settlements resulted in increases to patient service revenues of $6.2 million, $6.4 million and $10.9 million for the years ended June 30, 2002, 2003 and 2004, respectively. Additionally, updated regulations and contract negotiations occur frequently, which necessitates continual review and estimation processes by management.

      The Company does not pursue collection of amounts due from uninsured patients that qualify for charity care under its guidelines (currently those uninsured patients whose incomes are equal to or less than 200% of the current federal poverty guidelines published by the Department of Health and Human Services). The Company deducts charity care accounts from revenues when it determines that the account meets the Company’s charity care guidelines. The Company recently adopted revised policies that provide expanded discounts from billed charges and alternative payment structures for uninsured patients who do not qualify for charity care but meet certain other minimum income guidelines, primarily those patients with incomes between 200% and 500% of the federal poverty guidelines. The Company deducts these discounts from revenues similar to charity care adjustments. During the years ended June 30, 2002, 2003 and 2004, the Company deducted $7.3 million, $27.4 million and $37.1 million of charity care from revenues, respectively.

      The Company had premium revenues of $184.8 million, $218.8 million and $293.8 million for the years ended June 30, 2002, 2003 and 2004, respectively. The Company’s health plans have agreements with the Arizona Health Care Cost Containment System (“AHCCCS”) and various health maintenance organizations (“HMOs”) to contract to provide medical services to subscribing participants. Under these agreements, the Company’s health plans receive monthly payments based on the number of each HMO’s participants and, in the case of the contract with AHCCCS, the number of enrollees in its Medicaid health plan affiliate, Phoenix Health Plan. The Company’s health plans receive these monthly payments and recognize them as revenue in the month in which members are entitled to healthcare services.

Allowance for Doubtful Accounts and Provision for Doubtful Accounts

      The Company’s ability to collect outstanding receivables from third party payers and private patients is critical to its operating performance and cash flows. The allowance for doubtful accounts was

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately 17.6% and 22.0% of accounts receivable, net of contractual discounts, as of June 30, 2003 and 2004, respectively. The primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles or co-insurance portions remain outstanding. The Company estimates the allowance for doubtful accounts using a standard policy that reserves 100% of accounts receivable that remain outstanding for a pre-determined number of days subsequent to discharge date and reserves a pre-determined percentage of accounts receivable due from patients. The Company continually monitors its accounts receivable balances and utilizes multiple tools to ensure that its allowance for doubtful accounts policy provides a reasonable basis for its estimate. These tools include a quarterly hindsight calculation that utilizes write-off data from the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time, cash collections analyses and other key ratios that consider payer mix and other relevant data. The Company believes that its standard policy is flexible to adapt to changing collection trends and its procedures for testing the standard policy provide timely and accurate information. Significant changes in payer mix, business office operations, general economic conditions or healthcare coverage provided by federal or state governments or private insurers may have a significant impact on the Company’s results of operations and cash flows.

      A summary of activity in the Company’s allowance for doubtful accounts follows (in millions).

		Additions	Additions	Accounts
	Balance at	Charged to	Charged to	Written	Balance at
	Beginning	Costs and	Other	Off, Net of	End of
	of Period	Expenses	Accounts(1)	Recoveries	Period

Allowance for doubtful accounts:
Year ended June 30, 2002	$30.7	$53.3	$17.4	$78.2	$23.2
Year ended June 30, 2003	$23.2	$73.4	$23.2	$74.3	$45.5
Year ended June 30, 2004	$45.5	$118.2	$—	$100.2	$63.5

(1)	Allowances as a result of acquisitions.

Insurance Reserves

      Given the nature of the Company’s operating environment, the Company is subject to professional and general liability or workers compensation claims or lawsuits in the ordinary course of business. Effective June 1, 2002, the Company established a wholly owned captive subsidiary to insure its professional and general liability risks at a $10.0 million retention level. The Company maintains excess coverage from independent third party insurers for claims exceeding $10.0 million per occurrence up to $75.0 million in the aggregate. The Company estimates its reserve for professional and general liability and workers compensation risks using historical claims data, demographic factors, severity factors, current incident and case logs and other actuarial data. As of June 30, 2003 and 2004, the Company’s professional and general liability accrual for asserted and unasserted claims was approximately $26.5 million and $41.0 million, respectively, and is included within accrued expenses and other current liabilities and other liabilities on the accompanying consolidated balance sheets. For the year ended June 30, 2004, the Company’s total provision for professional and general liability losses was approximately $22.1 million, compared to $17.6 million for the year ended June 30, 2003. During the years ended June 30, 2003 and 2004, the Company and its captive subsidiary paid approximately $7.4 million and $7.6 million, respectively, in professional liability claims and expenses. The estimated accrual for professional and general liability and workers compensation claims could be significantly affected should current and future occurrences differ from historical claims trends. The estimation process is also complicated by the relatively short period of time in which the Company has owned its healthcare facilities as occurrence data under previous ownership may not necessarily reflect occurrence data under the Company’s ownership. While management monitors current claims closely and considers outcomes when estimating its reserve,

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the complexity of the claims and wide range of potential outcomes often hamper timely adjustments to the assumptions used in the estimates.

Medical Claims Reserves

      For the years ended June 30, 2003 and 2004, medical claims expense was approximately $160.8 million and $211.8 million, respectively, primarily representing medical claims of enrollees in the Company’s Medicaid managed health plan in Phoenix, Arizona. The Company estimates its reserve for medical claims incurred but not reported using historical claims experience (including severity and payment lag time) and other actuarial data including number of enrollees, age of enrollees and certain enrollee health indicators. The reserve for medical claims, including incurred but not reported claims, for the Company’s health plans was approximately $33.5 million and $41.6 million as of June 30, 2003 and 2004, respectively. While management believes that its estimation methodology effectively captures trends in medical claims costs, actual payments could differ significantly from its estimates given changes in the healthcare cost structure or adverse experience. For the year ended June 30, 2004, approximately $29.0 million of health plan payments to hospitals and other healthcare facilities owned by the Company for services provided to health plan enrollees were eliminated in consolidation. The Company’s operating results and cash flows could be materially affected by increased or decreased utilization of its owned healthcare facilities by enrollees of its health plans.

Cash and Equivalents

      The Company considers all highly liquid investments with maturity of 90 days or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents balances primarily with high credit quality financial institutions. The Company manages its credit exposure by placing its investments in high quality securities and by periodically evaluating the relative credit standing of the financial institution. Approximately $13.1 million of the Company’s cash balance at June 30, 2004, is restricted for use by the Company’s wholly owned captive insurance subsidiary.

Accounts Receivable

      The Company’s primary concentration of credit risk is patient accounts receivable, which consists of amounts owed by various governmental agencies, insurance companies and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for contractual discounts and uncollectible amounts. Medicare program receivables comprised approximately 18% and 20% of net patient receivables as of June 30, 2003 and 2004, respectively. Medicaid programs comprised approximately 13% and 11% of net patient receivables as of June 30, 2003 and 2004, respectively. Remaining receivables relate primarily to various HMO and PPO payers, managed Medicare and Medicaid payers, commercial insurers and private patients. Concentration of credit risk for these payers is limited by the number of patients and payers.

Supplies

      Supply inventory is stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which approximate 3 to 40 years. Depreciation expense was approximately $26.0 million, $44.5 million and $63.3 million for the years ended June 30, 2002, 2003 and 2004, respectively. During

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 and 2004, the Company capitalized $1.1 million and $0.7 million of interest, respectively, associated with its construction of West Valley Hospital in Goodyear, Arizona, and certain hospital expansion projects. The estimated cost to complete projects classified as construction in progress as of June 30, 2004, was $53.5 million and is expected to be expended during fiscal 2005. The following table provides the gross asset balances for each major class of depreciable assets and total accumulated depreciation as of June 30, 2003 and 2004 (in millions).

	June 30,

	2003	2004

Class of depreciable asset:
Land and improvements	$91.9	$102.4
Buildings and improvements	479.4	530.2
Equipment	248.3	340.3
Construction in progress	56.0	55.6

	875.6	1,028.5
Less: accumulated depreciation	(98.4)	(161.6)

Net property, plant and equipment	$777.2	$866.9

Goodwill and Other Intangible Assets

      The Company adopted SFAS 141 and SFAS 142 effective July 1, 2001 resulting in adjustments to the allocation of the excess purchase price for acquired entities between goodwill and intangible assets based upon appraisal data and assumptions. Amounts allocated to intangible assets are amortized over their useful lives, which range from 3 years to 40 years, except for those indefinite-lived intangible assets for which no amortization is recorded. Goodwill is no longer amortized but is subject to annual impairment reviews. For each reporting unit with goodwill, the Company conducts the annual impairment test during the fourth quarter of each fiscal year by comparing the carrying value of the net assets of each such reporting unit to the net present value of future cash flows of the reporting unit. If the carrying value exceeds the net present value of future cash flows, an impairment indicator exists and an estimate of the impairment loss is calculated. Deferred loan costs and syndication costs are amortized over the life of the applicable credit facility or subordinated notes. See Note 4 for a summary of goodwill and other intangible assets.

Employee Health Insurance

      The Company maintains self-insured medical and dental plans for certain of its employees. Claims are accrued under the self-insured plans as the incidents that give rise to them occur. Unpaid claims accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and historical experience. The reserve for self-insured medical and dental plans was approximately $2.3 million and $2.2 million as of June 30, 2003 and 2004, respectively, and is included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets.

Market Risks

      The Company operates in four geographic markets. Should economic or other factors limit the Company’s ability to provide healthcare services in one or more of these markets, the Company’s cash flows and results of operations could be materially adversely impacted.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

      For the years ended June 30, 2002 and 2003, the Company elected to record stock options in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations thereof and, accordingly, recognized no compensation expense for options granted prior to June 30, 2003, for which the exercise price is at least equal to the market price of the underlying stock on the grant date. During the fiscal year ended June 30, 2004, the Company adopted the provisions of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS 148”). Among other things, SFAS 148 provides three methods of transition to the fair value method of accounting for stock-based employee compensation as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), should companies elect to adopt SFAS 123. These transition methods include the prospective method, the retroactive restatement method and the modified prospective method. Effective July 1, 2003, the Company adopted the fair value method of accounting for stock-based employee compensation under SFAS 123 and elected to use the prospective method of transition set forth in SFAS 148. The Company recognized $0.1 million of stock compensation, prior to taxes, during the fiscal year ended June 30, 2004.

      SFAS 123 requires that those entities electing to account for stock options under APB 25 provide certain net income pro forma information in the footnotes to its financial statements. The fair value of the Company’s stock options was estimated at the date of grant using a Minimum Value option pricing model with the following weighted-average assumptions for the years presented.

	2002	2003	2004

Risk-free interest rate	5.5%	5.1%	5.1%
Dividend yield	0.0%	0.0%	0.0%
Expected option life	10 years	10 years	10 years

      For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in millions).

	2002	2003	2004

Net income	$6.8	$16.9	$40.1
Pro forma compensation expense from stock options, net of taxes	(1.8)	(1.7)	(1.8)

Pro forma net income	$5.0	$15.2	$38.3

      The pro forma effects of applying SFAS 123 are not likely to be representative of the effects on reported net income for future years.

Income Taxes

      Income taxes are computed based on the liability method of accounting whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

Cash and Cash Equivalents

      The carrying amounts reported for cash and cash equivalents approximate fair value because of the short-term maturity of these instruments.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Receivable and Accounts Payable

      The carrying amounts reported for accounts receivable and accounts payable approximate fair value because of the short-term maturity of these instruments.

Long-Term Debt

      The fair value of the Company’s $300.0 million Senior Subordinated Notes due 2011 (“the 9 3/4% Notes”) as of June 30, 2004 is approximately $324.8 million based upon stated market prices. The fair value is subject to change as market conditions change.

Interest Rate Swap

      In order to manage its exposure to interest rate risk, management utilizes derivative instruments from time to time. As of June 30, 2004, the Company had accrued interest of approximately $0.2 million relating to the final payment due July 3, 2004, under an interest rate swap agreement on a notional $147.0 million of its $150.0 million of term loans outstanding under the Company’s previous senior secured facility (the “amended 2001 credit facility”). Under the interest rate swap agreement, the variable 90-day LIBOR interest rate was swapped for a fixed LIBOR rate of 1.77% for the one-year period commencing July 3, 2003 and ending July 3, 2004. The Company utilized mark-to-market accounting for the interest rate swap agreement under the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The swap instrument qualified for the shortcut method of accounting through March 31, 2004, at which time it became ineffective due to a change in the LIBOR contract period used to determine interest expense under the amended 2001 credit facility. At that time, the Company reclassified the accumulated other comprehensive loss related to the interest rate swap to interest expense.

Reclassifications

      Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

2.	Acquisitions

Fiscal 2004 Acquisition

      Effective May 1, 2004, the Company purchased substantially all of the assets of one diagnostic imaging center from a subsidiary of Radiologix, Inc. and purchased such subsidiary’s partnership interests in five other diagnostic imaging centers, in respect of which the Company already owned all other partnership interests. Each of these diagnostic imaging centers is located in and around San Antonio, Texas, and is complementary to the Company’s hospitals and related businesses in that market. The Company paid $9.7 million of cash to acquire such assets and partnership interests. The Company accounted for the transaction using the purchase method of accounting and funded the purchase price using available cash on hand.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The purchase price for the fiscal 2004 acquisition was allocated as follows (in millions).

Fair value of assets acquired:
Cash	$2.7
Other current assets	0.1
Property, plant and equipment	7.2
Goodwill and intangible assets	6.4

Gross assets acquired	16.4
Equity method investments written off	(5.9)
Liabilities assumed	0.8

Cash paid for net assets acquired	$9.7

Fiscal 2003 Acquisition

      On January 3, 2003, but effective January 1, 2003, the Company acquired, through a majority-owned subsidiary, substantially all of the assets of five acute care hospitals with a total of 1,537 beds and related healthcare businesses located in San Antonio, Texas, and surrounding areas of south Texas from Baptist Health Services, formerly known as Baptist Health System (“BHS”), a Texas not-for-profit corporation. The purchase price of the net assets acquired was $306.1 million, comprised of cash of $258.5 million, $30.0 million of the Company’s Series B payable-in-kind redeemable convertible preferred stock and approximately $17.6 million of the Company’s convertible subordinated notes due 2013 bearing interest at 8.18%. The Company funded the cash portion of the purchase price with $150.0 million of proceeds under the amended 2001 credit facility, $50.0 million from private sales of its common stock and cash on hand of $58.5 million. The BHS acquisition was accounted for using the purchase method of accounting. The results of operations of BHS are included in the accompanying consolidated financial statements for the last six months of fiscal 2003 and all of fiscal 2004.

      The purchase price for the fiscal year 2003 acquisition was allocated as follows (in millions):

Fair value of assets acquired:
Cash	$—
Accounts receivable, net	50.7
Other current assets	18.6
Property, plant and equipment	255.1
Other assets	9.0
Goodwill and intangible assets	30.5

Assets acquired	363.9
Liabilities assumed	57.8

Purchase price of net assets acquired	306.1
Payable-In-Kind Preferred Stock issued	30.0
Subordinated notes issued	17.6

Cash paid for net assets acquired	$258.5

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal 2002 Acquisitions

      On June 3, 2002, but effective June 1, 2002, the Company, through a majority-owned acquisition subsidiary, acquired substantially all of the assets of Weiss Hospital, a 369-bed acute care hospital located in Chicago, Illinois. The acquisition subsidiary was formed as a joint venture corporation owned 80.1% by the Company and 19.9% by an affiliate of the former owner of Weiss Hospital. The Company paid cash of $44.0 million, net of a $2.5 million payment received for the minority joint venture partner’s 19.9% interest in the acquisition subsidiary, to satisfy the purchase price for the net assets acquired. The net assets acquired consisted of assets of $63.2 million and liabilities assumed of $19.2 million. The Company funded the acquisition with a portion of the proceeds remaining from its issuance of the 9 3/4% Notes on July 30, 2001. The Weiss Hospital acquisition was accounted for using the purchase method of accounting, and the operating results of Weiss Hospital have been included in the accompanying consolidated financial statements from the date of acquisition.

      On November 1, 2001, the Company completed the acquisition of the assets of Paradise Valley Hospital (“Paradise Valley”), a 162-bed acute care hospital located in Phoenix, Arizona. The Company paid cash of $56.0 million to satisfy the purchase price for the net assets acquired. The net assets acquired consisted of assets of $59.4 million and liabilities assumed of $3.4 million. The excess of the purchase price over net assets acquired was $3.9 million and has been allocated to net intangible assets and goodwill on the accompanying consolidated balance sheets. The Company funded the acquisition with a portion of its cash proceeds from its July 30, 2001 issuance of the 9 3/4% Notes. The Paradise Valley acquisition was accounted for using the purchase method of accounting, and its operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

      The purchase price for the 2002 acquisitions was allocated as follows (in millions).

		Paradise
	Weiss	Valley	Total

Fair value of assets acquired:
Cash	$—	$—	$—
Accounts receivable, net	17.1	9.7	26.8
Other current assets	3.9	1.9	5.8
Property, plant and equipment	40.9	43.9	84.8
Goodwill and intangible assets	1.3	3.9	5.2

Assets acquired	63.2	59.4	122.6
Liabilities assumed	19.2	3.4	22.6

Cash paid for net assets acquired	$44.0	$56.0	$100.0

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Information

Pro Forma Results

      The following table shows the unaudited pro forma results of consolidated operations as if the 2002, 2003 and 2004 acquisitions had occurred at the beginning of the immediate preceding period, after giving effect to certain adjustments, including the depreciation and amortization of the assets acquired based upon their fair values and changes in net interest expense resulting from changes in consolidated debt (in millions).

	2002	2003	2004

Revenues	$1,460.3	$1,575.3	$1,803.3
Income (loss) before income taxes	(32.2)	16.8	65.1
Income tax expense (benefit)	(0.4)	6.6	24.9

Net income (loss)	$(31.8)	$10.2	$40.2

      The pro forma information presented above does not intend to indicate what the Company’s results of operations would have been if the acquisitions had in fact occurred at the beginning of the periods presented, and is not intended to be a projection of the impact on future results or trends.

3.	Prepaid Expenses and Other Current Assets

      Prepaid expenses and other current assets in the accompanying consolidated balance sheets consist of the following at June 30 (in millions).

	2003	2004

Prepaid insurance	$12.1	$10.1
Other prepaid expenses	3.7	5.6
Other receivables	9.2	13.5

	$25.0	$29.2

4.	Goodwill and Intangible Assets

      Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and SFAS No. 142. In accordance with these provisions, the Company reclassified its previous allocations of excess purchase price over net assets acquired between goodwill and intangible assets and re-assessed the amortization lives assigned to intangible assets.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides information regarding the intangible assets, including deferred loan costs, included on the accompanying consolidated balance sheets as of June 30, 2003 and 2004 (in millions).

	Gross Carrying Amount		Accumulated Amortization

Class of Intangible Asset	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

Amortized intangible assets:
Deferred loan costs	$17.2	$18.7	$2.7	$2.2
Contracts	7.9	7.9	2.4	3.4
Customer lists	2.3	4.1	2.3	2.4
Other	3.8	4.6	1.5	1.9

Subtotal	31.2	35.3	8.9	9.9
Indefinite-lived intangible assets:
License and accreditation	9.8	9.8	—	—
Other	6.5	6.6	—	—

Subtotal	16.3	16.4	—	—

Total	$47.5	$51.7	$8.9	$9.9

      Amortization expense for the years ended June 30, 2002, 2003 and 2004 was approximately $3.4 million, $2.4 million and $1.4 million, respectively. The Company estimates amortization expense for these intangible assets, excluding deferred loan costs which are amortized to interest expense, to approximate $2.1 million, $2.0 million, $1.8 million, $1.3 million and $0.4 million for the fiscal years ending June 30, 2005, 2006, 2007, 2008 and 2009, respectively. The lives over which intangible assets are amortized range from three years to forty years.

      The following table presents the changes in the carrying amount of goodwill from the date of transition to SFAS 142 through June 30, 2004 (in millions).

	Acute Care
	Services	Health Plans	Total

Balance as of June 30, 2002	$67.7	$11.4	$79.1
Accrual of working capital settlement liability	1.1	—	1.1
Adjustments to accrued acquisition costs	(1.2)	(2.7)	(3.9)
Acquisition of BHS	23.9	—	23.9

Balance as of June 30, 2003	$91.5	$8.7	$100.2
Settlement of working capital and other acquired purchase obligations	9.5	—	9.5
Adjustments to record net assets to fair value	(4.1)	—	(4.1)
Acquisition of Radiologix assets	3.7	—	3.7

Balance as of June 30, 2004	$100.6	$8.7	$109.3

      The Company completed its annual impairment test of goodwill and indefinite-lived intangible assets during 2004 noting no impairment. Amortization of goodwill and indefinite-lived intangible assets has been suspended in the accompanying consolidated income statements for years ended June 30, 2002, 2003 and 2004. All of the Company’s goodwill is deductible for tax purposes.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Other Accrued Expenses and Current Liabilities

      Other accrued expenses and current liabilities in the accompanying consolidated balance sheets consist of the following at June 30 (in millions):

	2003	2004

Salaries and benefits	$45.6	$56.1
Due to (from) third-party payers	11.4	(3.3)
Property taxes	13.9	15.7
Self-insured employee health claims	2.3	2.2
Current portion of insurance risks	10.0	11.5
Insurance premiums	7.1	—
Other	21.2	13.5

	$111.5	$95.7

6.	Long-Term Debt

      A summary of the Company’s long-term debt at June 30, 2003 and 2004 follows (in millions):

	June 30,	June 30,
	2003	2004

9 3/4% Senior Subordinated Notes	$300.0	$300.0
Term loans payable under the amended 2001 credit facility	149.3	—
Term loans payable under the 2004 credit facility	—	300.0
8.18% Convertible Subordinated Notes	17.6	17.6
Capital leases	10.4	5.9
Other	2.1	—

	479.4	623.5
Less: current maturities	(8.3)	(6.3)

	$471.1	$617.2

9 3/4% Senior Subordinated Notes

      On July 30, 2001, the Company received gross proceeds of $300.0 million through the issuance of the 9 3/4% Notes which mature in August 2011. Interest on the 9 3/4% Notes is payable semi-annually on February 1 and August 1. The Company may redeem the 9 3/4% Notes, in whole or in part, at any time from August 1, 2006 to July 31, 2009 at redemption prices ranging from 104.875% to 101.625%, plus accrued and unpaid interest. The Company may redeem the 9 3/4% Notes on or after August 1, 2009 at a 100% redemption price plus accrued and unpaid interest. Additionally, at any time prior to August 1, 2004, the Company may redeem up to 35% of the principal amount of the 9 3/4% Notes with the net cash proceeds of one or more sales of its capital stock at a redemption price of 109.75% plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the 9 3/4% Notes originally issued on July 30, 2001 remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of each such sale of capital stock.

      Payment of the principal and interest of the 9 3/4% Notes is subordinate to amounts owed for existing and future senior indebtedness of the Company and is guaranteed, jointly and severally, on an unsecured senior subordinated basis by most of the Company’s subsidiaries. The Company is subject to certain

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restrictive covenants under the Indenture governing the 9 3/4% Notes. The Company used a portion of the proceeds from the offering of the 9 3/4% Notes to repay all amounts outstanding under its then existing credit facility (the “2000 credit facility”) of approximately $147.0 million.

Credit Facility Debt

      Concurrent with the issuance of the 9 3/4% Notes, the Company entered into a new senior secured credit facility (the “2001 credit facility”) with a syndicate of lenders, with Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. serving as joint lead arrangers and book managers and Bank of America, N.A. as administrative agent. The 2001 credit facility initially provided for up to $125.0 million of outstanding loans and letters of credit on a revolving basis. The applicable interest rate under the 2001 credit facility was based upon either: 1) LIBOR plus a margin ranging from 2.25% to 3.25% depending on the Company’s leverage ratio for the most recent four quarters or 2) a base rate plus a margin ranging from 1.25% to 2.25% depending on the Company’s leverage ratio for the most recent four quarters. The Company was subject to certain restrictive and financial covenants under the 2001 credit facility. Obligations under the 2001 credit facility were guaranteed by most of the Company’s wholly owned domestic subsidiaries and were secured by liens on substantially all of the assets of the Company and its subsidiaries and by pledges of the stock of the Company’s subsidiaries.

      Upon the acquisition of the BHS assets in January 2003, the Company expanded its 2001 credit facility by adding a $150.0 million term loan facility to its existing $125.0 million revolving loan facility (“the amended 2001 credit facility”). The Company utilized proceeds from the $150.0 million in term loans to fund a portion of the cash purchase price of the BHS acquisition. The interest rate of the term loans was either: 1) LIBOR plus a margin of 4.25% or 2) a base rate plus a margin of 3.25%. The outstanding term loans were scheduled to mature on January 3, 2010, and principal repayments of $375,000 became due at the end of each quarter starting on March 31, 2003 through December 31, 2008, after which four quarterly repayments of $35,250,000 would be due starting on March 31, 2009 and continuing through the maturity date. The Company was subject to certain restrictive and financial covenants under the amended 2001 credit facility including a total leverage ratio, senior leverage ratio, interest coverage ratio and capital expenditure restrictions. Obligations under the amended 2001 credit facility were guaranteed by most of the Company’s wholly owned domestic subsidiaries and were secured by liens on substantially all of the assets of the Company and its subsidiaries and by pledges of the stock of the Company’s subsidiaries.

      On May 18, 2004, the Company entered into a new senior secured credit facility (the “2004 credit facility”) which refinanced the 2001 credit facility. The 2004 credit facility consists of $300.0 million in seven-year term loans and a $245.0 million, five-year revolving credit facility. The interest rate on the term loans is either: 1) LIBOR plus a margin of 2.00% to 2.25% dependent upon the Company’s consolidated leverage ratio or 2) a base rate plus a margin of 1.00% to 1.25% dependent upon the Company’s consolidated leverage ratio. Proceeds from the 2004 credit facility were used to repay all outstanding term and revolving loans under the amended 2001 credit facility, to pay closing and other refinancing costs and to provide funds for working capital, capital expenditures and general corporate purposes. As of June 30, 2004, the Company had no cash borrowings under its revolving credit facility other than letters of credit totaling $20.8 million related to its self-insured workers’ compensation program, as well as, a performance guaranty required by the contract between AHCCCS and Phoenix Health Plan, which is wholly owned by a subsidiary of the Company. The Company is subject to certain restrictive and financial covenants under the 2004 credit facility including a total leverage ratio, senior leverage ratio, interest coverage ratio and capital expenditure restrictions. Obligations under the 2004 credit facility are guaranteed by most of the Company’s wholly owned domestic subsidiaries and secured by liens on substantially all of the assets of the Company and its subsidiaries and by pledges of the stock of the Company’s subsidiaries.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Loan Costs

      The Company incurred offering costs and loan costs of approximately $11.5 million for the 9 3/4% Notes, which are being amortized over the 10-year life of the 9 3/4% Notes. Upon execution of the 2004 credit facility refinancing, the Company recognized approximately $4.9 million of debt extinguishment costs comprised of $3.4 million of unamortized deferred loan costs under the 2001 credit facility and the amended 2001 credit facility and a $1.5 million prepayment penalty under the amended 2001 credit facility. The Company capitalized $7.2 million of new loan costs in connection with the execution of the 2004 credit facility and is amortizing those costs over the 7-year life of the term loans and the 5-year life of the revolving credit facility on a weighted average basis.

8.18% Convertible Subordinated Notes

      Upon the acquisition of the BHS assets in January 2003, the Company issued approximately $17.6 million of its convertible subordinated notes that provide for annual interest payments at 8.18% until maturity on January 3, 2013. The notes are convertible at any time into the Company’s common stock at a $3,500 per share conversion price. The Company may not redeem the notes prior to January 1, 2008, and must pay premiums of 102% for redemptions during the first year subsequent to January 1, 2008, and 101% for redemptions during the second year subsequent to January 1, 2008, with redemptions thereafter available at par. Payment of the principal and interest of the 8.18% convertible subordinated notes is subordinate to amounts owed for existing and future senior indebtedness of the Company.

Derivatives

      On May 3, 2000, the Company entered into a three-year interest rate collar having a notional principal amount of $67.0 million with a large financial institution as a result of a provision of the 2000 credit facility requiring the Company to maintain a form of interest rate protection. The Company adopted the provisions of SFAS 133 effective July 1, 2000 for the collar agreement. The instrument qualified as a cash flow hedge under SFAS 133 and initially expired on May 3, 2003. The collar agreement included a 90-day settlement period at which time the Company made payments to the hedging financial institution for instances in which 90-day LIBOR dropped below the designated rate floor of 6.865% or received payments from the hedging financial institution for instances in which the 90-day LIBOR exceeded the designated rate ceiling of 8.0%. The Company terminated the collar in July 2001 concurrently with the issuance of the 9 3/4% Notes and repayment of the amounts outstanding under the 2000 credit facility, resulting in the recognition of debt extinguishment costs.

      On February 15, 2002, the Company entered into an interest rate swap agreement with Bank of America, N.A., to swap its 9.75% fixed interest rate on a notional amount of $100.0 million of the 9 3/4% Notes for a floating rate designated at the 6-month LIBOR rate (the benchmark interest rate) plus a fixed percentage of 3.63%. The swap agreement matured upon the maturity or redemption of the 9 3/4% Notes but was also subject to termination by either party at any time. The floating interest rate was determined for the six-month period in arrears on semi-annual settlement dates of February 1 and August 1. The swap qualified as a fair value hedge under SFAS 133, and the Company elected the shortcut method of accounting due to the highly effective nature of the swap. On August 13, 2002, the Company terminated the swap agreement in consideration of a cash payment to the Company from Bank of America, N.A. of $5.5 million. Approximately $5.3 million of the cash received represented the fair value of the swap as of the termination date, net of interest accrued since the previous settlement date. The $5.3 million portion of the payment was recorded as a deferred gain and will be amortized as an offset to interest expense using the effective interest method over the remaining life of the 9 3/4% Notes. The remaining unamortized deferred gain is included in other liabilities on the accompanying consolidated balance sheet as of June 30, 2004.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On January 17, 2003, the Company entered into an agreement with Bank of America, N.A. to swap the variable 90-day LIBOR rate applicable to a notional amount of $147.0 million of its $150.0 million of term loans under the amended 2001 credit facility for a fixed LIBOR rate of 1.77% for the one-year period commencing July 3, 2003 and ending July 3, 2004. The swap agreement initially qualified as a cash flow hedge under SFAS 133, and the Company elected the shortcut method of accounting due to the highly effective nature of the swap. However, in March 2004, the Company elected a term loan LIBOR contract under its amended 2001 credit facility that differed from the interest periods established under the swap agreement thus causing the swap agreement to no longer be effective for accounting purposes. As a result, the Company recorded interest expense of $0.2 million for the quarter ended March 31, 2004, representing the estimated remaining liability under the swap agreement for the period April 2004 through the maturity of the swap agreement, and reversed amounts previously reported as accumulated other comprehensive loss.

Future Maturities

      Future maturities of long-term debt, excluding capital lease obligations, as of June 30, 2004 are as follows (in millions):

Fiscal Year	Amount

2005	$3.0
2006	3.0
2007	3.0
2008	3.0
2009	3.0

Thereafter	$602.6

$617.6

Other Information

      The Company conducts substantially all of its business through its subsidiaries. Most of the Company’s subsidiaries have jointly and severally guaranteed the Company’s 9 3/4% Notes on an unsecured senior subordinated basis. Certain other consolidated entities, some of which are not wholly owned by the Company, have not guaranteed the 9 3/4% Notes in conformity with the provisions of the indenture governing the 9 3/4% Notes and have not guaranteed the amended 2001 credit facility or the 2004 credit facility in conformity with the provisions thereof for the respective periods presented. The condensed consolidating financial information for the parent company, the subsidiary guarantors, the non-guarantor subsidiaries, certain eliminations and the consolidated Company as of June 30, 2003 and 2004, and for the years ended June 30, 2002, 2003 and 2004, follows.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
June 30, 2003

		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	21.2	$6.0	$—	$27.2
Accounts receivable, net	—	189.2	24.7	—	213.9
Supplies	—	29.7	2.4	—	32.1
Prepaid expenses and other current assets	—	5.3	20.8	(1.1)	25.0

Total current assets	—	245.4	53.9	(1.1)	298.2
Property, plant and equipment, net	—	721.8	55.4	—	777.2
Goodwill	—	100.2	—	—	100.2
Intangible assets, net	—	37.0	1.6	—	38.6
Investments in subsidiaries	408.8	—	—	(408.8)	—
Other assets	—	12.7	10.2	(10.2)	12.7

Total assets	$408.8	$1,117.1	$121.1	$(420.1)	$1,226.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$85.5	$6.2	$—	$91.7
Accrued expenses and other current liabilities	—	148.6	14.1	(1.6)	161.1
Current maturities of long-term debt	—	7.5	0.8	—	8.3

Total current liabilities	—	241.6	21.1	(1.6)	261.1
Other liabilities	13.6	32.5	34.2	(17.7)	62.6
Long-term debt, less current maturities	—	467.6	3.5	—	471.1
Intercompany	(36.9)	(40.4)	37.5	39.8	—
Payable-In-Kind Preferred Stock	57.0	—	—	—	57.0
Stockholders’ equity	375.1	415.8	24.8	(440.6)	375.1

Total liabilities and stockholders’ equity	$408.8	$1,117.1	$121.1	$(420.1)	$1,226.9

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Balance Sheets
June 30, 2004

		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$—	$71.4	$36.7	$—	$108.1
Accounts receivable, net		188.9	35.8	—	224.7
Supplies	—	29.5	5.1	—	34.6
Prepaid expenses and other current assets	3.1	28.6	39.4	(37.4)	33.7

Total current assets	3.1	318.4	117.0	(37.4)	401.1
Property, plant and equipment, net	—	785.4	81.5	—	866.9
Goodwill	—	109.3	—	—	109.3
Intangible assets, net	—	40.2	1.6	—	41.8
Investments in subsidiaries	408.8	—	—	(408.8)	—
Other assets	—	8.7	—	—	8.7

Total assets	$411.9	$1,262.0	$200.1	$(446.2)	$1,427.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	67.6	$13.1	—	$80.7
Accrued expenses and other current liabilities	—	140.9	11.6	(1.1)	151.4
Current maturities of long-term debt	—	5.2	1.1	—	6.3

Total current liabilities	—	213.7	25.8	(1.1)	238.4
Other liabilities	40.9	18.4	65.3	(25.4)	99.2
Long-term debt, less current maturities	—	616.6	0.6	—	617.2
Intercompany	(102.0)	27.4	71.9	2.7	—
Payable-In-Kind Preferred Stock	61.0	—	—	—	61.0
Stockholders’ equity	412.0	385.9	36.5	(422.4)	412.0

Total liabilities and stockholders’ equity	$411.9	$1,262.0	$200.1	$(446.2)	$1,427.8

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Income Statements
For the Year Ended June 30, 2002

		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$707.9	$17.9	$—	$725.8
Premium revenues	—	184.8	1.2	(1.2)	184.8

Total revenues	—	892.7	19.1	(1.2)	910.6
Salaries and benefits	—	378.4	6.0	—	384.4
Supplies	—	113.2	2.9	—	116.1
Medical claims expense	—	132.0	—	—	132.0
Purchased services	—	65.3	1.1	—	66.4
Provision for doubtful accounts	—	52.6	0.7	—	53.3
Insurance	—	19.2	1.7	(1.2)	19.7
Other operating expenses	—	50.4	1.9	—	52.3
Rents and leases	—	13.8	0.6	—	14.4
Depreciation and amortization	—	29.0	0.5	—	29.5
Interest, net	—	26.4	0.3	—	26.7
Management fees	—	(0.4)	0.4	—	—
Debt extinguishment costs	—	6.6	—	—	6.6
Other	—	(0.5)	—	—	(0.5)

	—	886.0	16.1	(1.2)	900.9

Income before income taxes		6.7	3.0	—	9.7
Income tax expense	2.9	—	—	—	2.9
Equity in earnings of subsidiaries	9.6	—	—	(9.6)	—

Net income	$6.7	$6.7	$3.0	$(9.6)	$6.8

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Income Statements
For the Year Ended June 30, 2003

		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$1,003.2	$118.5	$—	$1,121.7
Premium revenues	—	218.8	17.6	(17.6)	218.8

Total revenues	—	1,222.0	136.1	(17.6)	1,340.5
Salaries and benefits	—	522.8	55.6	—	578.4
Supplies	—	181.3	21.3	—	202.6
Medical claims expense	—	160.8	—	—	160.8
Purchased services	—	77.7	9.0	—	86.7
Provision for doubtful accounts	—	66.7	6.7	—	73.4
Insurance	—	23.8	22.2	(17.6)	28.4
Other operating expenses	—	74.4	8.8	—	83.2
Rents and leases	—	16.5	1.8	—	18.3
Depreciation and amortization	—	44.5	2.4	—	46.9
Interest, net	—	33.1	1.8	—	34.9
Management fees	—	(2.3)	2.3	—	—
Debt extinguishment costs	—	—	—	—	—
Other	—	(0.9)	—	—	(0.9)

	—	1,198.4	131.9	(17.6)	1,312.7

Income before income taxes	—	23.6	4.2	—	27.8
Income tax expense	10.9	—	—	—	10.9
Equity in earnings of subsidiaries	27.8	—	—	(27.8)	—

Net income	$16.9	$23.6	$4.2	$(27.8)	$16.9

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Income Statements
For the Year Ended June 30, 2004

		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$1,330.1	$158.9	$—	$1,489.0
Premium revenues	—	293.8	19.9	(19.9)	293.8

Total revenues	—	1,623.9	178.8	(19.9)	1,782.8
Salaries and benefits	—	660.4	80.4	—	740.8
Supplies	—	255.4	27.6	—	283.0
Medical claims expense	—	211.8	—	—	211.8
Purchased services	—	76.6	14.1	—	90.7
Provision for doubtful accounts	—	106.8	11.4	—	118.2
Insurance	—	21.8	34.3	(19.9)	36.2
Other operating expenses	—	91.4	14.3	—	105.7
Rents and leases	—	19.8	3.6	—	23.4
Depreciation and amortization	—	60.2	4.5	—	64.7
Interest, net	—	39.8	3.3	—	43.1
Management fees	—	(3.2)	3.2	—	—
Debt extinguishment costs	—	4.9	—	—	4.9
Other	—	(4.7)	—	—	(4.7)

	—	1,541.0	196.7	(19.9)	1,717.8

Income (loss) before income taxes	—	82.9	(17.9)	—	65.0
Income tax expense	24.9	—	—	—	24.9
Equity in earnings of subsidiaries	65.0	—	—	(65.0)	—

Net income (loss)	$40.1	$82.9	$(17.9)	$(65.0)	$40.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the Year Ended June 30, 2002

		Wholly-
		Owned
		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Operating activities:
Net income	$6.8	$6.6	$3.0	$(9.6)	$6.8
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	29.0	0.5	—	29.5
Provision for doubtful accounts	—	52.6	0.7	—	53.3
Amortization of loan costs	—	1.4	—	—	1.4
Debt extinguishment costs	—	6.6	—	—	6.6
Loss (gain) on disposal of assets	—	(0.8)	—	—	(0.8)
Deferred income taxes	2.8	—	—	—	2.8
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(9.6)	—	—	9.6	—
Accounts receivable	—	(58.5)	(6.4)	—	(64.9)
Establishment of accounts receivable of recent acquisitions	—	(1.5)	—	—	(1.5)
Supplies	—	(0.6)	(0.1)	—	(0.7)
Prepaid expenses and other current assets	(0.3)	5.7	(16.1)	—	(10.7)
Accounts payable	—	(2.3)	(0.2)	—	(2.5)
Accrued expenses and other long-term liabilities	(0.4)	8.1	17.7	—	25.4

Net cash (used in) provided by operating activities	(0.7)	46.3	(0.9)	—	44.7
Investing activities:
Acquisitions	—	(100.3)	—	—	(100.3)
Capital expenditures	—	(34.7)	(0.4)	—	(35.1)
Other	—	—	—	—	—

Net cash used in investing activities	—	(135.0)	(0.4)	—	(135.4)
Financing activities:
Equity contribution from joint venture partner	—	2.5	—	—	2.5
Proceeds from long-term debt	—	300.0	—	—	300.0
Payments of long-term debt	—	(153.5)	(0.3)	—	(153.8)
Payments of loan costs	—	(14.7)	—	—	(14.7)
Cash provided by (used in) intercompany activity	0.7	(1.1)	0.4	—	—
Proceeds from the exercise of stock options	—	—	—	—	—

Net cash provided by financing activities	0.7	133.2	0.1	—	134.0

Net increase (decrease) in cash and cash equivalents	—	44.5	(1.2)	—	43.3
Cash and cash equivalents, beginning of period	—	11.8	0.3	—	12.1

Cash and cash equivalents, end of period	$—	$56.3	$(0.9)	—	$55.4

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the Year Ended June 30, 2003

		Wholly-
		Owned
		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Operating activities:
Net income	$16.9	$23.6	$4.2	$(27.8)	$16.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	44.5	2.4	—	46.9
Provision for doubtful accounts	—	66.7	6.7	—	73.4
Amortization of loan costs	—	1.5	—	—	1.5
Loss on sale of assets	—	—	—	—	—
Debt extinguishment costs	—	—	—	—	—
Deferred income taxes	3.5	—	—	—	3.5
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(27.8)	—	—	27.8	—
Accounts receivable	—	(60.2)	(7.4)	—	(67.6)
Supplies	—	(3.1)	(0.5)	—	(3.6)
Prepaid expenses and other current assets	2.8	6.8	(2.2)	—	7.4
Accounts payable	—	18.1	(2.5)	—	15.6
Accrued expenses and other liabilities	5.0	(2.8)	21.5	—	23.7

Net cash provided by operating activities	0.4	95.1	22.2	—	117.7
Investing activities:
Acquisitions, including working capital settlement payments	—	(249.4)	—	—	(249.4)
Capital expenditures	—	(87.6)	(10.9)	—	(98.5)
Other	(55.0)	70.3	(11.4)	—	3.9

Net cash used in investing activities	(55.0)	(266.7)	(22.3)	—	(344.0)
Financing activities:
Proceeds from issuance of common stock	50.0	—	—	—	50.0
Proceeds from long-term debt	—	150.0	—	—	150.0
Payments of long-term debt and capital leases	—	(4.7)	(0.6)	—	(5.3)
Payments of loan costs	—	(2.3)	—	—	(2.3)
Cash provided by (used in) intercompany activity	4.6	(12.7)	8.1	—	—
Other	—	5.7	—	—	5.7

Net cash provided by financing activities	54.6	136.0	7.5	—	198.1

Net increase (decrease) in cash and cash equivalents	—	(35.6)	7.4	—	(28.2)
Cash and cash equivalents, beginning of period	—	56.3	(0.9)	—	55.4

Cash and cash equivalents, end of period	$—	$20.7	$6.5	$—	$27.2

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Vanguard Health Systems, Inc.

Condensed Consolidating Statements of Cash Flows
For the Year Ended June 30, 2004

		Wholly-Owned
		Guarantor	Combined		Total
	Parent	Subsidiaries	Non-Guarantors	Eliminations	Consolidated

	(In millions)
Operating activities:
Net income (loss)	$40.1	$82.9	$(17.9)	$(65.0)	$40.1
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	60.2	4.5	—	64.7
Provision for doubtful accounts	—	106.8	11.4	—	118.2
Amortization of loan costs	—	1.8	—	—	1.8
Debt extinguishment costs	—	4.9	—	—	4.9
Loss (gain) on sale of assets	—	(0.8)	—	—	(0.8)
Stock compensation	—	0.1	—	—	0.1
Deferred income taxes	12.7	—	—	—	12.7
Changes in operating assets and liabilities, net of effects of acquisitions:
Equity in earnings of subsidiaries	(65.0)	—	—	65.0	—
Accounts receivable	—	(117.8)	(11.2)	—	(129.0)
Supplies	—	(1.3)	(1.0)	—	(2.3)
Prepaid expenses and other current assets	(3.1)	4.7	(17.9)	—	(16.3)
Accounts payable	—	(13.8)	2.7	—	(11.1)
Accrued expenses and other liabilities	10.4	(7.5)	23.1	—	26.0

Net cash provided by (used in) operating activities	(4.9)	120.2	(6.3)	—	109.0
Investing activities:
Acquisitions, including working capital settlement payments	—	(20.0)	—	—	(20.0)
Capital expenditures	—	(138.1)	(12.9)	—	(151.0)
Proceeds from asset disposition	—	6.2	—	—	6.2
Other	—	(12.5)	10.2	—	(2.3)

Net cash used in investing activities	—	(164.4)	(2.7)	—	(167.1)
Financing activities:
Proceeds from syndication of joint venture interests		3.0	—	—	3.0
Proceeds from long-term debt	—	497.5	—	—	497.5
Payments of long-term debt and capital leases	—	(349.7)	(3.7)	—	(353.4)
Payments of loan costs	—	(8.2)	—	—	(8.2)
Cash provided by (used in) intercompany activity	4.9	(48.3)	43.4	—	—
Payment to retire common stock	—	(0.1)	—	—	(0.1)
Proceeds from exercise of stock options	—	0.2	—	—	0.2

Net cash provided by financing activities	4.9	94.4	39.7	—	139.0

Net increase in cash and cash equivalents	—	50.2	30.7	—	80.9
Cash and cash equivalents, beginning of period	—	21.2	6.0	—	27.2

Cash and cash equivalents, end of period	$—	$71.4	$36.7	$—	$108.1

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Income Taxes

      Significant components of the provision for income taxes attributable to continuing operations are as follows (in millions):

	2002	2003	2004

Current:
Federal	$(0.1)	$—	$0.4
State	0.1	0.4	0.4

Total current	—	0.4	0.8
Deferred:
Federal	2.5	9.9	22.6
State	0.4	0.6	1.5

Total deferred	2.9	10.5	24.1

	$2.9	$10.9	$24.9

      The effective income tax rate differed from the federal statutory rate for the years ended June 30, 2002, 2003 and 2004 as follows:

	2002	2003	2004

Income tax expense at federal statutory rate	35.0%	35.0%	35.0%
Income tax expense at state statutory rate	5.2	3.6	2.6
Nondeductible expenses and other	4.4	0.6	0.7
Decrease in valuation allowance	(14.8)	—	—

Effective income tax rate	29.8%	39.2%	38.3%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of June 30, 2003 and 2004, were approximately as follows (in millions):

	2003	2004

Deferred tax assets:
Net operating loss carryover	$12.0	$10.1
Excess tax basis over book basis of accounts receivable	2.2	8.9
Deferred compensation and other costs	2.6	2.5
Accrued expenses	2.9	3.4
Interest rate swap liability	0.3	—
Professional liabilities reserves	3.9	1.4
Self-insurance reserves	2.1	3.6
Unearned revenue and deferred gains	3.9	4.0
Equity method of accounting for partnerships	0.4	0.7
Alternative minimum tax credit	—	0.4

Total deferred tax assets	30.3	35.0
Valuation allowance	—	—

Total deferred tax assets, net of valuation allowance	$30.3	$35.0

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2004

Deferred tax liabilities:
Depreciation, amortization and fixed assets basis differences	$32.9	$57.7
Excess book basis over tax basis of prepaid assets	10.8	15.1

Total deferred tax liabilities	43.7	72.8

Net deferred tax assets and liabilities	$(13.4)	$(37.8)

      Net non-current deferred tax liabilities of $13.1 million and $40.9 million as of June 30, 2003 and 2004, respectively, are included in the accompanying consolidated balance sheet in other liabilities. Net current deferred tax assets were $3.1 million as of June 30, 2004. Net current deferred tax liabilities of $0.3 million as of June 30, 2003 are included in other accrued expenses and current liabilities on the accompanying consolidated balance sheet.

      As of June 30, 2004, the Company had generated net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $27.2 million and for state purposes of approximately $13.9 million that expire from 2012 to 2022. Approximately $4.6 million of these NOLs are subject to annual limitation for federal purposes. These limitations are not expected to significantly affect the Company’s ability to ultimately recognize the benefit of these NOLs in future years.

      The Company must make estimates in recording its provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowance that may be required against the deferred tax assets. The Company has not recorded any valuation allowance as of June 30, 2004, because management believes that future taxable income will, more likely than not, be sufficient to realize the benefits of those assets as the temporary differences reverse in the future.

8.	Stockholder’s Equity

      The Company has the authority to issue 750,000 shares of capital stock, classified as (i) 150,000 shares of preferred stock, par value $.01 per share, and (ii) 600,000 shares of common stock, par value $.01 per share (the “Common Stock”).

Common Stock Issuances

      In August 1997, the Company issued 25,000 shares of Common Stock (“Initial Shares”) to certain officers (“Management Investors”) of the Company at $100 per share. An additional 695 shares were issued to an officer of the Company in October 1997 at $100 per share.

      On June 1, 1998 (the “Effective Date”), the Company’s Board of Directors (the “Board”) approved the (i) Subscription Agreement, providing for the issuance and sale of the Company’s Common Stock, (ii) Shareholders Agreement, providing for, among other things, registration rights for stockholders and restrictions on the sale, transfer, encumbrance or other disposition of shares of the Common Stock and to provide for certain rights and obligations relating to the capital stock of the Company and certain matters relating to the conduct of the business and the affairs of the Company, and (iii) Surviving Shareholders Agreement, providing for, upon an initial public offering, among other things, registration rights for stockholders and restrictions on the sale, transfer or the disposition of shares of the Common Stock. The Company was authorized to issue 135,535 shares of Common Stock pursuant to the Subscription Agreement.

      Under the Amended and Restated Subscription Agreement dated June 1, 2000, the Company authorized the issuance of 235,521 shares of Common Stock in addition to the 135,535 shares originally authorized pursuant to the original Subscription Agreement dated June 1, 1998. As of June 30, 2004, the

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company had issued 232,749 shares of its Common Stock, net of repurchases, including 122 shares as a result of the exercise of employee stock options.

Forfeiture of Common Shares by Certain Investors

      Each of certain investors in the Company has also agreed to transfer to the Company upon the occurrence of a Liquidity Event, as defined below, in exchange for no consideration, its allocated portion of an aggregate number of shares of Common Stock equal to the Aggregate Carry Amount (as defined in the Carry Option Plan). The determination of the Aggregate Carry Amount is contingent upon, among other things, the computed amount of the Net MSCP Internal Rate of Return (“IRR”), as applicable and as defined in the Carry Option Plan, immediately after giving effect to the Liquidity Event. Any such transfer to the Company shall be made as soon as practicable following the date on which options granted pursuant to certain provisions of the Carry Option Plan become vested and exercisable.

      A Liquidity Event means the first to occur of (i) the consummation of an initial public offering of the Common Stock, (ii) the sale by MSCP of all or substantially all of its aggregate equity interests in the Company, (iii) the sale of all or substantially all of the assets of the Company, or (iv) the liquidation or dissolution of the Company.

Repurchase of Common Shares Held by Management Investors

      Upon any Liquidity Event in connection with which MSCP receives aggregate net proceeds in an amount that is less than the aggregate amount of capital invested by MSCP in the Company, MSCP may require the Company to purchase from each Management Investor any and all Initial Shares then owned by such Management Investor for a purchase price per share equal to the lesser of the cost or fair market value thereof.

Redeemable Payable-In-Kind Preferred Stock

      On February 1, 2000, to satisfy a portion of the purchase price for the acquisition of MacNeal Hospital and related assets, the Company issued 20,000 shares of its payable-in-kind convertible redeemable preferred stock (“PIK Preferred Shares”) with a par value of $0.01 per share. On January 3, 2003, the Company issued 30,000 shares of payable-in-kind convertible redeemable preferred stock (“Series B PIK Preferred Shares”) with par value of $0.01 per share to satisfy a portion of the purchase price of its acquisition of the BHS assets. Each series of preferred stock was valued by an independent appraiser at $1,000 per share for purposes of the acquisitions.

PIK Preferred Shares

      Upon the liquidation, dissolution, or winding up of the Company, or upon the Company’s exercise of its option to redeem such shares, the holders of the PIK Preferred Shares are entitled to be paid in cash equal to $1,000 per each outstanding share plus accrued dividends. To the extent the Company shall have funds legally available for payment, the Company is required to redeem all outstanding PIK Preferred Shares at $1,000 per share plus accrued dividends upon the earlier of (i) a change in control of the Company; (ii) the sale of the assets purchased from MacNeal Health Services; or (iii) January 31, 2015. Otherwise, there are no mandatory redemption or put features associated with the PIK Preferred Shares. The PIK Preferred Shares are, with respect to dividend rights and rights on liquidation, dissolution and winding up, senior to all common shares and may only be junior to other preferred shares designated as such, with such designation requiring the majority vote of the holders of the PIK Preferred Shares voting as a separate class. The PIK Preferred Shares automatically convert to common shares, upon consummation of an initial public offering of the Common Stock that produces proceeds to the Company of at least $50.0 million at a conversion price equal to the initial public offering price.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Dividends for the PIK Preferred Shares accrue at an annual rate of $80 per share. The dividends are payable when, as and if declared by the Board, in cash or, at the Company’s option, during any period prior to January 31, 2008 (“Pay-In-Kind Period”) in additional PIK Preferred Shares at the rate of 0.08 shares for each $80 of such dividend not paid in cash. The Pay-In-Kind Period terminates upon the Company’s payment of a cash dividend upon any share of its capital stock. However, the provisions of the 2004 credit facility limit the payment of such dividends to the issuance of additional PIK Preferred Shares. The Company states the PIK Preferred Shares at redemption value.

      The holders of the PIK Preferred Shares are not entitled to any voting rights except to the extent voting rights vest under one of the following occurrences: (i) when dividends become payable, whether in the form of cash or PIK Preferred Shares, shall be in arrears and unpaid in an amount equal to two full annual dividends or (ii) the Company’s failure to discharge its mandatory redemption obligation. In the event the voting rights vest under one of these occurrences, the Board will automatically increase by two members, and the holders of the PIK Preferred Shares shall have the exclusive right, voting as a separate class, to elect the two additional directors. The voting rights are terminated once the accrued dividends have been paid or the mandatory redemption obligation has been fulfilled.

Series B PIK Preferred Shares

      Upon the liquidation, dissolution or winding up of the Company, or upon the Company’s exercise of its option to redeem such shares on January 1, 2011 or thereafter, the holders of the Series B PIK Preferred Shares are entitled to receive cash equal to $1,000 per each outstanding share plus accrued dividends. The Company may not redeem any shares prior to January 1, 2008, and the redemption price as of January 1, 2008, 2009 and 2010 is $1,030, $1,020, and $1,010 per share, respectively. In the event the Company has the funds legally available, it must redeem the outstanding Series B PIK Preferred Shares on the earlier of (1) January 31, 2015 or (2) 90 days after a change in control of the Company, at a redemption price of $1,000 per share plus accrued dividends. The Series B PIK Preferred Shares are senior to all common shares and are on parity with the PIK Preferred Shares with respect to dividend rights and rights on liquidation, dissolution or winding up of the Company. The Series B PIK Preferred Shares are convertible at any time into the Company’s Common Stock at a $3,500 per share conversion price.

      Dividends for the Series B PIK Preferred Shares accrue at an annual rate of $62.50 per share. The dividends are payable when, as and if declared by the Board of Directors, in cash or, at the Company’s option, during any period through the dividend period ending December 31, 2011 (“Series B Pay-In-Kind-Period”) in additional Series B PIK Preferred Shares at the rate of ..0625 shares for each $62.50 of such dividend not paid in cash. The Series B Pay-In-Kind Period terminates upon the Company’s payment of a cash dividend upon any share of its capital stock. However, the provisions of the 2004 credit facility limit the payment of such dividends to the issuance of additional Series B PIK Preferred Shares. The Company states the Series B PIK Preferred Shares at redemption value.

      The holders of the Series B PIK Preferred Shares are not entitled to any voting rights except to the extent voting rights vest under one of the following circumstances: (i) when dividends become payable, whether in the form of cash or Series B PIK Preferred Shares, shall be in arrears and unpaid in any amount equal to full annual dividends or (ii) the Company’s failure to discharge its mandatory redemption obligation. In the event the voting rights vest under one of these occurrences, the Board will automatically increase by two members, and the holders of the Series B PIK Preferred Shares shall have the exclusive right, voting as a separate class, to elect the two additional directors. The voting rights are terminated once the accrued dividends have been paid or the mandatory redemption obligation has been fulfilled.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Put and Call Features of Acquisition Subsidiary Stock

      For a period of 30 days commencing June 1, 2007 and each June 1 thereafter, University of Chicago Hospitals (“UCH”) has the right to require the Company to purchase its shares in the subsidiary that acquired Louis A. Weiss Memorial Hospital for a purchase price equal to four times the acquisition subsidiary’s Adjusted EBITDA (as defined in the shareholders agreement between the parties) for the most recent 12 months of operations less all indebtedness of the acquisition subsidiary (including capital leases) at such time, multiplied by UCH’s percentage interest in the acquisition subsidiary on the date of purchase. Similarly, during the same 30-day periods, the Company has the right to require UCH to sell to it UCH’s shares in the acquisition subsidiary for a purchase price equal to the greater of (i) six times the acquisition subsidiary’s Adjusted EBITDA (as defined in the shareholders agreement among the parties) for the most recent 12 months of operations less all indebtedness of the acquisition subsidiary (including capital leases) at such time, times UCH’s percentage interest in the acquisition subsidiary on the date of purchase, and (ii) the price paid by UCH for its interest in the acquisition subsidiary minus dividends or other distributions to UCH in respect of that interest.

9.	Stock Based Compensation

      As previously discussed, the Company adopted the provisions of SFAS 148 during fiscal 2003 and, effective July 1, 2003, elected to adopt the fair value method of accounting for stock-based employee compensation under SFAS 123 using the prospective method of transition set forth by SFAS 148. During fiscal 2004, the Company recognized $0.1 million of stock compensation related to stock options granted subsequent to July 1, 2003. The Company accounts for stock options granted prior to July 1, 2003 under the provisions of APB No. 25. Information regarding the Company’s various option plans and option transactions follows.

Carry Option Plan

      On June 1, 1998, the Board approved the first grant of options, each exercisable for one share of Common Stock at an exercise price of $170.12, under the Vanguard Health Systems, Inc. Carry Option Plan (the “Carry Option Plan”). In November 2001, the Board approved the most recent grant of options under the Carry Option Plan, bringing the total number of outstanding options to 29,822, the maximum allowed pursuant to the Amended and Restated Shareholders Agreement and Carry Option Plan dated June 1, 2000. Additional options may only be granted upon the cancellation of previously issued options. Upon and after the occurrence of a Liquidity Event, no options shall be available for grant under the Carry Option Plan.

      Subject to the terms and conditions of the Carry Option Plan, the options granted under the Carry Option Plan shall vest upon the earlier of a Liquidity Event or ratably over seven years. None of the options shall be exercisable prior to a Liquidity Event. Upon a Liquidity Event, a number of options equal to the Exercisable Options, as defined in the Carry Option Plan, shall become exercisable. The determination of Exercisable Options is contingent upon, among other things, the computed amount of the Net MSCP IRR immediately after giving effect to such Liquidity Event. Such number of options may only be exercised commencing at such time and ending on the tenth anniversary of the Effective Date, at which time such options shall expire. All options held by a grantee in excess of the Exercisable Options shall, upon the occurrence of a Liquidity Event, be irrevocably and unconditionally forfeited and canceled without any consideration payable to the grantee, and the grantee shall have no further right or consideration therein.

      Upon the occurrence of a Liquidity Event, the Company will incur an immediate compensation expense on all Exercisable Options outstanding at that time based on the excess of the fair market value of each share of Common Stock over the exercise price.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Initial Option Plan

      The purpose of the Vanguard Health Systems, Inc. Nonqualified Initial Option Plan (the “Initial Option Plan”) was primarily to grant option awards to those employees who agreed to work for the Company for no cash salaries or cash salaries below fair market value during the eleven months ended May 31, 1998.

      On June 1, 1998, the Board approved the grant of 3,595 options, each exercisable for one share of Common Stock, at an exercise price of $170.12 per share. The maximum number of shares of Common Stock reserved for grant of awards under the Initial Option Plan was 3,595. Each of the 3,595 granted options vested on June 1, 1999 (one-year vesting period). 3,396 of the options became exercisable on June 1, 1999, and the other 199 options are exercisable upon a Liquidity Event. These options expire ten years subsequent to the date of the grant of the option.

      Since the exercise price of the options granted was below the fair value of the Company’s Common Stock on the date of grant, the Company recorded approximately $5.0 million of stock compensation for the year ended June 30, 1999, with an offsetting increase to additional paid in capital.

1998 Stock Option Plan

      The purpose of the Vanguard Health Systems, Inc. 1998 Stock Option Plan, as amended effective June 1, 2000 (the “1998 Stock Option Plan”), is to afford an incentive to executive officers, other key employees, directors and consultants of the Company to acquire a proprietary interest in the Company, to continue as employees, directors, or consultants, to increase their efforts on behalf of the Company and to promote the success of the Company’s business. The Company’s Board of Directors administers the 1998 Option Plan.

      The maximum number of shares of Common Stock reserved for the grant of options under the 1998 Stock Option Plan (the “Maximum Share Number”) shall be recomputed as of a Liquidity Event and under such calculations the options available for grant may be increased up to an additional 2,977 options. In no event shall the number of shares of Common Stock with respect to which options are granted hereunder exceed 50% of the number of shares of Common Stock authorized as of the effective date of the 1998 Stock Option Plan. As of June 30, 2004, the Maximum Share Number was 10,219.

      Options granted under the 1998 Stock Option Plan may be designated as (i) incentive stock options or non-qualified stock options and (ii) a Liquidity Event Option or a Non-Liquidity Event Option; although certain restrictions exist as to the number of options which can be granted, outstanding, and exercisable under each designation. The Liquidity Event Options and Non-Liquidity Event Options vest over a four-year period from the date of grant but are not exercisable until the occurrence of a Liquidity Event, although the vested portion of Non-Liquidity Event Options may be exercised within 90 days of an employee’s separation from the Company. The Liquidity Event Options are subject to forfeiture if a minimum Net MSCP IRR is not met at the date of the Liquidity Event. The Non-Liquidity Event Options are not subject to this forfeiture provision. All options under the 1998 Stock Option plan have a ten-year exercise period.

      As of June 30, 2004, 9,808 options were outstanding with 75% of each grant having been designated as Liquidity Event Options and 25% designated as Non-Liquidity Event Options. Of the 9,808 outstanding options, 4,533 options were granted at fair market value but provide that the exercise price will be reduced to $425.32 if the Net MSCP IRR at the date of the Liquidity Event meets or exceeds certain target amounts. Should the applicable target amount be met at the date of a Liquidity Event, the Company will incur an immediate compensation expense for all affected options equal to the excess of fair market value of a share of Common Stock over the exercise price of each of the affected options.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      5,275 options under the 1998 Stock Option Plan were granted to a Company executive in August 2000 at an exercise price of $425.32, combined with the Company’s agreement to pay such executive a bonus equal to $351.63 per option exercised upon such exercise. The 5,275 options and related bonus are accounted for as a combined fixed award and may not be exercised until the occurrence of a Liquidity Event. On the date of the Liquidity Event, the Company will incur an immediate compensation expense on the exercisable options equal to the excess of fair market value of a share of Common Stock over the exercise price of these options.

      If, while any options remain outstanding under the 1998 Stock Option Plan, an event occurs which constitutes a change in control of the Company, as defined in the 1998 Stock Option Plan, the options shall be exercisable or otherwise non-forfeitable in full, whether or not otherwise exercisable or forfeitable; provided that, if a Liquidity Event occurs which results in a Net MSCP IRR that is less than or equal to 12.5%, then all Liquidity Event Options shall be forfeited and canceled.

2000 Stock Option Plan

      Effective June 1, 2000, the Vanguard Health Systems 2000 Stock Option Plan (the “2000 Stock Option Plan”) was approved by the Board for the same purpose as the 1998 Stock Option Plan. The Company’s Board of Directors administers the 2000 Option Plan.

      The maximum number of shares of Common Stock reserved for the grant of options under the 2000 Stock Option Plan (the “Maximum Share Number”) shall as of any date be the lesser of (i) the sum of (x) 17.647% of the total number of the 235,131 common shares set forth on Division I of Schedule 2.01(c) to, and issued by the Company and purchased by investors pursuant to, the Amended and Restated Subscription Agreement prior to such date and (y) 10.00% of the total number of the 4,377 common shares set forth on Division II of Schedule 2.01(c) to, and issued by the Company and purchased by investors pursuant to, the Amended and Restated Subscription Agreement prior to such date and (ii) 41,931 shares of Common Stock.

      Options granted under the 2000 Stock Option Plan may be designated as (i) incentive stock options or non-qualified stock options and (ii) a Liquidity Event Option or a Non-Liquidity Event Option; although certain restrictions exist as to the number of options which can be granted, outstanding, and exercisable under each designation.

      Substantially all of the Liquidity Event Options and Non-Liquidity Event Options vest over a four-year period from the date of grant but are not exercisable until the occurrence of a Liquidity Event, although the vested portion of Non-Liquidity Event Options may be exercised within 90 days of an employee’s separation from the Company. Liquidity Event Options are subject to forfeiture if a minimum Net MSCP IRR is not met at the date of the Liquidity Event. The Non-Liquidity Event Options are not subject to this forfeiture provision. All options under the 2000 Stock Option Plan have a ten-year exercise period. As of June 30, 2004, the Maximum Share Number was 13,222.

      As of June 30, 2004, 12,297 options were outstanding under the 2000 Stock Option Plan with 75% of each grant having been designated as Liquidity Event Options and 25% designated as Non-Liquidity Event Options. Should the fair market value of a share of Common Stock exceed the exercise price of each affected option at the date of the Liquidity Event, the Company will incur an immediate compensation expense equal to such excess.

      If, while any options remain outstanding under the 2000 Stock Option Plan, an event occurs that constitutes a change in control of the Company, as defined in the 2000 Stock Option Plan, the options shall be exercisable or otherwise non-forfeitable in full, whether or not otherwise exercisable or forfeitable; provided that, if a Liquidity Event occurs which results in a Net MSCP IRR that is less than or equal to 12.5%, then all Liquidity Event Options shall be forfeited and canceled.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Option Transactions

      The following is a summary of options transactions during the years ended June 30, 2002, 2003 and 2004:

	Carry Option Plan		Initial Option Plan		1998 Stock Option Plan		2000 Stock Option Plan

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	# of	Exercise	# of	Exercise	# of	Exercise	# of	Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

Options outstanding at June 30, 2001	27,017	$170.12	3,595	$170.12	9,938	$1,023.97	7,472	$1,701.18
Options granted	2,805	170.12	—	—	509	1,701.18	791	1,701.18
Options exercised	—	—	—	—	14	1,701.18	—	—
Options canceled	—	—	—	—	131	1,701.18	861	1,701.18

Options outstanding at June 30, 2002	29,822	170.12	3,595	170.12	10,302	1,049.38	7,402	1,701.18
Options granted	—	—	—	—	—	—	5,015	1,701.18
Options exercised	—	—	—	—	13	1,701.18	—	—
Options canceled	—	—	—	—	369	1,701.18	593	1,701.18

Options outstanding at June 30, 2003	29,822	170.12	3,595	170.12	9,920	1,022.74	11,824	1,701.18
Options granted	—	—	—	—	—	—	1,650	1,701.18
Options exercised	—	—	—	—	83	1,701.18	12	—
Options canceled	—	—	—	—	29	1,701.18	1,165	1,701.18

Total outstanding at June 30, 2004	29,822	$170.12	3,595	$170.12	9,808	$1,014.99	12,297	$1,701.18

Options available for grant at June 30, 2004	—	$—	—	$—	411	$1,701.18	925	$1,701.18

Options exercisable at June 30, 2004	—	$—	3,396	$170.12	—	$—	42	$1,701.18

			Option Outstanding			Option Exercisable

				Weighted			Weighted
			Number	Average	Weighted	Number	Average
Range of			Outstanding	Remaining	Average	Exercisable	Exercise
Exercisable Prices			June 30, 2004	Contractual Life	Exercise Price	June 30, 2004	Price

$170.12			33,417	4.4 years	$170.12	3,396	$170.12
$425.32			5,275	6.1 years	$425.32	—	—
$1,701.18			16,830	7.2 years	$1,701.18	42	$1,701.18

$170.12	— $	1,701.18	55,522*			3,438	$188.82

*	Includes options granted under all plans

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     401(k) Plan

      Effective June 1, 1998, the Company adopted the Vanguard 401(k) Retirement Savings Plan (the “401(k) Plan”). The 401(k) Plan is a multiple employer defined contribution plan whereby employees who are age 21 or older are eligible to participate.

      The 401(k) Plan was restated January 1, 2000 to incorporate the adoption agreements of a number of employers whereby the respective employer tailored the terms of the 401(k) Plan, including: contribution limits, vesting schedule and employer match. The 401(k) Plan was adopted by the Company’s subsidiary employing its home office and other certain employees as of July 1, 1998 and by each acquired entity upon the respective acquisition date.

      For purposes of determining vesting percentages in the 401(k) Plan, many employees received credit for years of service with their respective predecessor companies. The 401(k) Plan allows eligible employees to make contributions of 2% to 20% of their annual compensation. Employer matching contributions, which vary by employer, vest 20% after three years of service and continue vesting at 20% per year until fully vested. The Company’s matching expense for the years ended June 30, 2002, 2003 and 2004 was approximately $4.3 million, $5.3 million and $6.0 million, respectively.

11.	Leases

      The Company leases real estate properties and equipment under operating and capital leases having various expiration dates. Future minimum operating and capital lease payments at June 30, 2004 are approximately as follows (in millions).

	Operating	Capital
	Leases	Leases	Total

2005	$17.1	$3.6	$20.7
2006	14.3	2.2	16.5
2007	10.9	0.6	11.5
2008	8.9	—	8.9
2009	5.7	—	5.7
Thereafter	25.7	—	25.7

Total minimum payments	$82.6	6.4	$89.0

Less amounts representing interest		(0.6)

Present value of future minimum lease payments		$5.8

Assets Under Capital Leases

      The carrying value of assets under capital leases, which are included with owned assets in the accompanying consolidated balance sheets, are approximately as follows (in millions).

	June 30,	June 30,
	2003	2004

Equipment	$16.6	$13.8
Less: accumulated depreciation	4.9	6.2

Net equipment under capital leases	$11.7	$7.6

      Amortization of the capitalized amounts is included in depreciation and amortization expense in the accompanying consolidated income statements. Other operating expenses for the fiscal years ended

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2002, 2003 and 2004 include rent expense on operating leases of approximately $14.4 million, $18.3 million and $23.4 million, respectively.

12.	Contingencies and Healthcare Regulation

Contingencies

      The Company is presently, and from time to time, subject to various claims and lawsuits arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Current Operations

      Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

      Laws and regulations governing the Medicare and Medicaid and other federal healthcare programs are complex and subject to interpretation. The Company’s management believes that the Company is in compliance with all applicable laws and regulations in all material respects and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, the Company’s compliance with such laws and regulations is subject to future government review and interpretation. Non-compliance with such laws and regulations could result in significant regulatory action including fines, penalties, and exclusion from the Medicare, Medicaid and other federal healthcare programs.

      The Company has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following the completion of its acquisitions, there can be no assurance that the Company will not become liable for past activities of prior owners that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Employment-Related Agreements

      Effective June 1, 1998, the Company executed employment agreements with four of the Company’s senior executive officers. The Company executed an employment agreement with a fifth senior executive officer on September 1, 1999. The employment agreements have a term of five years and contain provisions for term extensions. The employment agreements provide, among other things, for minimum salary levels, for participation in bonus plans, and for amounts to be paid as liquidated damages in the event of a change in control as defined in the employment agreements.

      The Company has executed severance protection agreements (“severance agreements”) between the Company and each of its senior vice presidents and vice presidents. The severance agreements are automatically extended for successive one year terms at the discretion of the Company unless an event of a change in control occurs, as defined in the severance agreement, at which time the severance agreement continues in effect for a period of not less than three years beyond the date of such event. The Company

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

may be obligated to pay severance payments as set forth in the severance agreements in the event of a change in control.

      In conjunction with the Company’s issuance of 695 stock options to an officer under the Initial Option Plan in June 1998, the Company agreed to grant a cash bonus to reimburse the officer for the taxes payable upon the exercise of the options. The bonus is to be paid upon the exercise of the options and is to be calculated using tax rates in effect and the fair market value of the underlying stock at the time of exercise of the options.

      In August 2000, the Company issued 8,409 stock options to an officer of the Company with 5,275 options granted under the 1998 Option Plan, and 3,134 options granted under the Carry Option Plan. In conjunction with the grant of the options under the 1998 Option Plan, the Company agreed to grant a cash bonus to the officer upon the exercise of the options not to exceed approximately $1.9 million.

Capital Expenditures Commitments

      In accordance with the terms of the acquisition agreement, the Company agreed to expend, to commit to expend or cause or permit third parties to expend, in the aggregate, not less than $50.0 million for capital expenditures at or for the benefit of Arrowhead Community Hospital and Medical Center and Phoenix Baptist Hospital and Medical Center during the first seven years subsequent to the June 1, 2000 acquisition date of these hospitals, with an average annual expenditure as of the end of each of the first seven anniversaries of the closing date of not less than $6.0 million. If the Company fails to expend at least $50.0 million, the Company is obligated to pay to the seller the difference between $50.0 million and the amount actually expended by the Company. The Company has fulfilled approximately $49.6 million of this requirement as of June 30, 2004 and intends to fulfill the remaining requirement during its fiscal year 2005.

      Additionally, the Company agreed to expend, to commit to expend or cause third parties to expend not less than $200.0 million for capital expenditures at or for the benefit of the BHS hospitals acquired in January 2003, in accordance with the terms of the acquisition agreement, over the six-year period subsequent to the acquisition date. The Company has agreed to fulfill $75.0 million of this commitment during the first two years of the six-year period. If the Company fails to fulfill its commitment, the Company is obligated to pay to the seller the difference between the required commitment and the actual expended and committed amounts. The Company has fulfilled approximately $84.0 million of this requirement as of June 30, 2004 and expects to expend the remainder of the required $200.0 million commitment during its fiscal year 2005.

      California has statutes and regulations that require hospitals to meet seismic performance standards. Hospitals that do not meet the standards may be required to retrofit their facilities. California law required that hospitals in California evaluate their facilities and develop a plan and schedule for complying with the standards. Compliance plans, if necessary, were required to be filed with the State of California by January 2002. The Company filed its required compliance plans on a timely basis. Any facilities not currently in compliance with the seismic regulations and standards must be brought into compliance by 2008, or by 2013 if the facility obtains an extension. The Company has filed for an extension to the 2013 compliance date. The Company expects to expend approximately $12.5 million to comply with the seismic standards by the 2008 compliance date or the 2013 compliance date, if an extension is granted.

13.	Related Party Transactions

      Charles N. Martin, Jr., the Company’s Chairman and Chief Executive Officer, beneficially owns in excess of 97% of the membership interests in The Healthcare Airplane Group, LLC. Prior to June 1, 2004, the Company purchased charter airplane services from The Healthcare Airplane Group, LLC. Total

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs for such services incurred during the years ended June 30, 2002, 2003 and 2004 and reported in the accompanying consolidated income statements approximated $434,000, $506,000 and $630,000, respectively. The Company paid prevailing market rates for these charter services. The Healthcare Airplane Group, LLC reimbursed the Company approximately $53,000, $78,000 and $28,000 for employee benefits, various office services and working capital advances during the fiscal years ended June 30, 2002, 2003 and 2004, respectively. Effective June 1, 2004, the Company purchased the Falcon Model 20F-731 jet from Healthcare Airplane Group, LLC for a purchase price of $6,479,230, which amount was equal to the appraised value of the jet plus applicable sales taxes.

      Prepaid expenses and other current assets in the accompanying consolidated balance sheets include receivables from various unrelated entities that are affiliated with certain of the Company’s officers of approximately $20,000 as of June 30, 2002 and 2003 and $4,000 as of June 30, 2004. Such balances represent amounts due for rent and certain shared office services allocable to the affiliates.

      During fiscal 2002, 2003 and 2004, the Company paid $142,000, $150,000 and $4,000, respectively, of the out-of-pocket expenses of the MSCP Funds related to their review of the Company’s proposed transactions and reimbursement for filing fees paid on the Company’s behalf and travel and related expenses. During fiscal 2002, the Company also paid Morgan Stanley & Co. Incorporated or Morgan Stanley Senior Funding, Inc. underwriting fees of $3,163,000 in respect of the 9 3/4% Notes, loan origination fees of $743,000 in respect of the 2001 credit facility and reimbursed them for $60,000 of their out-of-pocket travel, clerical and word processing fees in connection with such matters. During fiscal 2003, the Company paid Morgan Stanley Senior Funding, Inc. a consent fee of $12,500 in respect of their agreement to an amendment to our 2001 credit facility. The MSCP Funds owned 82.2% of the Company’s Common Stock as of June 30, 2004. In addition, two of the Company’s current directors, Eric T. Fry and Howard I. Hoffen, and one previous director, Karen H. Bechtel, are managing directors of Morgan Stanley & Co. Incorporated. Eric T. Fry is a managing director of Morgan Stanley Private Equity, while Howard I. Hoffen is Chairman and Chief Executive Officer of Morgan Stanley Private Equity. Morgan Stanley & Co. Incorporated, Morgan Stanley Private Equity and Morgan Stanley Senior Funding, Inc. are affiliates of the MSCP Funds.

      During fiscal 2002 and 2003, certain of the Company’s facilities paid approximately $440,000 and $415,000, respectively, to Coactive Systems Corporation for nurse triage, physician referral and class registration services, and Coactive Systems reimbursed the Company approximately $50,000 and $31,800, respectively, for its full rental cost in connection with its month-to-month occupancy of certain office space in the Company’s headquarters not currently needed by the Company. In addition, in fiscal 2002 and 2003, Coactive Systems paid the Company approximately $21,000 and $20,800, respectively, to reimburse the Company for the costs of its phone use while occupying such office space in the Company’s headquarters and for an allocation in respect of its cost of certain office services. The above aggregate amount paid by the Company’s facilities to Coactive Systems resulted from several contracts separately negotiated with Coactive Systems by local management of each facility on an arms-length basis, and in management’s opinion such amount paid by the Company’s facilities does not exceed the fair market value for such services. Until Coactive Systems was acquired by means of a merger with First Consulting Group, Inc. on May 20, 2003, the Company’s Chairman & Chief Executive Officer, Charles N. Martin, Jr., owned approximately 41.5% of the common stock of Coactive Systems and served as the non-executive chairman of its board of directors. Certain of the Company’s other executive officers (Robert E. Galloway, W. Lawrence Hough, Joseph D. Moore, Keith B. Pitts, Phillip W. Roe, Ronald P. Soltman and Alan G. Thomas) owned, in the aggregate, approximately 5.5% of the common stock of Coactive Systems. In addition, the Company’s Vice Chairman, Keith B. Pitts, was on its board of directors; the Company’s Senior Vice President, Assistant General Counsel and Assistant Secretary, James H. Spalding, was its assistant secretary and the Company’s Executive Vice President, General Counsel and Secretary, Ronald P. Soltman, was its secretary.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During fiscal 2002 and 2003, Phyve Corporation reimbursed the Company approximately $169,000 and $99,400, respectively, for the Company’s full rental cost in connection with its month-to-month occupancy of certain office space in the Company’s headquarters not currently needed by the Company. In addition, in fiscal 2002 and 2003, Phyve paid the Company approximately $39,000 and $20,200, respectively, to reimburse the Company for the costs of its phone use while occupying such office space in the Company’s headquarters and for an allocation in respect of the Company’s cost of certain office services. Phyve sold all of its assets to First Consulting Group, Inc. and discontinued its business operations on or about February 20, 2003. Prior to the final dissolution of Phyve, the Company’s Chairman & Chief Executive Officer, Charles N. Martin, Jr., owned approximately 16.9% of the outstanding common stock and 11.6% of the outstanding preferred stock of Phyve and served as the non-executive chairman of its board of directors. Certain of the Company’s other executive officers (Bruce F. Chafin, Robert E. Galloway, W. Lawrence Hough, James Johnston, Joseph D. Moore, Keith B. Pitts, Phillip W. Roe, Ronald P. Soltman, James H. Spalding, and Alan G. Thomas) owned, in the aggregate, approximately 12.8% of its common stock and Messrs. Galloway, Johnston and Moore owned, in the aggregate, approximately 0.5% of its outstanding preferred stock. In addition, Mr. Spalding served as its secretary and Mr. Soltman served as its assistant secretary.

      During fiscal 2002, 2003 and 2004, NetContent, Inc. reimbursed the Company approximately $87,000, $74,000 and $44,000, respectively, for the Company’s full rental cost in connection with its month-to-month occupancy of certain office space in the Company’s headquarters not needed by the Company. In addition, during fiscal 2002, 2003 and 2004, NetContent paid the Company approximately $31,000, $20,300 and $17,000, respectively, to reimburse the Company for the costs of its phone use while occupying such office space in the Company’s headquarters and for an allocation in respect of the Company’s cost of certain office services. The Company’s Chairman & Chief Executive Officer, Charles N. Martin, Jr., owns 51% of the outstanding common stock of NetContent and is a member of its board of directors. Two of the Company’s other executive officers, Keith B. Pitts and James H. Spalding, own 30% and 19%, respectively, of the outstanding common stock of NetContent. Additionally, Mr. Pitts is a member of its board of directors; and Mr. Spalding is Secretary of NetContent and a member of its board of directors.

14.	Segment Information

      The Company’s acute care hospitals and related healthcare businesses are similar in their activities and economic environments in which they operate (i.e. urban markets). Accordingly, the Company’s reportable operating segments consist of 1) acute care hospitals and related healthcare businesses, collectively, and 2) health plans consisting of MacNeal Health Providers, a contracting entity for MacNeal Hospital, and Phoenix Health Plan, a Medicaid managed health plan in Arizona. Prior to the acquisitions of these entities, the Company determined that it did not have separately reportable segments as defined under Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. The following tables provide financial information by business segment for the years ended June 30, 2002, 2003 and 2004.

	For the Year Ended June 30, 2002

		Acute Care
	Health Plans	Services	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$725.8	$—	$725.8
Capitation premiums	184.8	—	—	184.8
Inter-segment revenues	—	26.2	(26.2)	—

Total revenues	184.8	752.0	(26.2)	910.6

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended June 30, 2002

		Acute Care
	Health Plans	Services	Eliminations	Consolidated

	(In millions)
Salaries and benefits	9.3	375.1	—	384.4
Supplies	0.2	115.9	—	116.1
Medical claims expense	132.0	—	—	132.0
Provision for doubtful accounts	—	53.3	—	53.3
Other operating expenses — external	6.6	146.2	—	152.8
Operating expenses — inter-segment	26.2	—	(26.2)	—

Total operating expenses	174.3	690.5	(26.2)	838.6
Segment EBITDA(1)	10.5	61.5	—	72.0
Depreciation and amortization	1.5	28.0	—	29.5
Interest, net	(0.7)	27.4	—	26.7
Minority interests	—	0.8	—	0.8
Equity method loss (income)	—	(0.5)	—	(0.5)
Loss (gain) on sale of assets	—	(0.8)	—	(0.8)
Debt extinguishment costs	—	6.6	—	6.6

Income before income taxes	$9.7	$—	$—	$9.7

Segment assets	$49.1	$802.8	$—	$851.9

Capital expenditures	$1.7	$33.4	$—	$35.1

(1)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation, amortization, minority interests, gain or loss on sale of assets, equity method income or loss and debt extinguishment costs. Management uses Segment EBITDA to measure performance for the Company’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of the Company’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of the Company’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of the Company. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended June 30, 2003

		Acute Care
	Health Plans	Services	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$1,121.7	$—	$1,121.7
Capitation premiums		218.8	—	218.8
Inter-segment revenues	—	24.9	(24.9)	—

Total revenues	218.8	1,146.6	(24.9)	1,340.5
Salaries and benefits	9.7	568.7	—	578.4
Supplies	0.2	202.4	—	202.6
Medical claims expense	160.8	—	—	160.8
Provision for doubtful accounts	—	73.4	—	73.4
Other operating expenses — external	8.6	208.0	—	216.6
Operating expenses — inter-segment	24.9	—	(24.9)	—

Total operating expenses	204.2	1,052.5	(24.9)	1,231.8
Segment EBITDA(1)	14.6	94.1	—	108.7
Depreciation and amortization	1.7	45.2	—	46.9
Interest, net	0.2	34.7	—	34.9
Minority interests	—	0.7	—	0.7
Equity method loss (income)	—	(1.6)	—	(1.6)
Loss (gain) on sale of assets	—	—	—	—
Debt extinguishment costs	—	—	—	—

Income before income taxes	$12.7	$15.1	$—	$27.8

Segment assets	$54.7	$1,172.2	$—	$1,226.9

Capital expenditures	$0.5	$98.0	$—	$98.5

(1)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation, amortization, minority interests, gain or loss on sale of assets, equity method income or loss and debt extinguishment costs. Management uses Segment EBITDA to measure performance for the Company’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of the Company’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of the Company’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of the Company. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended June 30, 2004

		Acute Care
	Health Plans	Services	Eliminations	Consolidated

	(In millions)
Patient service revenues	$—	$1,489.0	$—	$1,489.0
Capitation premiums	293.8	—	—	293.8
Inter-segment revenues	—	29.0	(29.0)	—

Total revenues	293.8	1,518.0	(29.0)	1,782.8
Salaries and benefits	11.5	729.3	—	740.8
Supplies	0.2	282.8	—	283.0
Medical claims expense	211.8	—	—	211.8
Provision for doubtful accounts	—	8.2	—	118.2
Other operating expenses — external	14.5	241.5	—	256.0
Operating expenses — inter-segment	29.0	—	(29.0)	—

Total operating expenses	267.0	1,371.8	(29.0)	1,609.8
Segment EBITDA(1)	26.8	146.2	—	173.0
Depreciation and amortization	2.1	62.6	—	64.7
Interest, net	1.9	41.2	—	43.1
Minority interests	—	(2.5)	—	(2.5)
Equity method loss (income)	—	(1.5)	—	(1.5)
Stock compensation	—	0.1	—	0.1
Loss (gain) on sale of assets	—	(0.8)	—	(0.8)
Debt extinguishment costs	—	4.9	—	4.9

Income before income taxes	$22.8	$42.2	$—	$65.0

Segment assets	$65.5	$1,362.3	$—	$1,427.8

Capital expenditures	$0.5	$150.5	$—	$151.0

(1)	Segment EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation, amortization, minority interests, gain or loss on sale of assets, equity method income or loss and debt extinguishment costs. Management uses Segment EBITDA to measure performance for the Company’s segments and to develop strategic objectives and operating plans for those segments. Segment EBITDA eliminates the uneven effect of non-cash depreciation of tangible assets and amortization of intangible assets, much of which results from acquisitions accounted for under the purchase method of accounting. Segment EBITDA also eliminates the effects of changes in interest rates which management believes relate to general trends in global capital markets, but are not necessarily indicative of the operating performance of the Company’s segments. Management believes that Segment EBITDA provides useful information about the financial performance of the Company’s segments to investors, lenders, financial analysts and rating agencies. Additionally, management believes that investors and lenders view Segment EBITDA as an important factor in making investment decisions and assessing the value of the Company. Segment EBITDA is not a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Segment EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Comprehensive Income

      The components of comprehensive income, net of related taxes follows (in millions).

	Year Ended June 30,

	2002	2003	2004

Net income	$6.8	$16.9	$40.1
Cumulative effect of change in accounting principle — fair value of interest rate collar	0.2	—	—
Net change in fair value of interest rate collar	1.6	—	—
Amortization of transition adjustment	(0.1)	—	—
Interest rate swap market-to-market adjustment, net of taxes	—	(0.6)	0.4
Reversal of other comprehensive loss to interest expense	—	—	0.2

Other comprehensive income (loss)	1.7	(0.6)	0.6

Comprehensive income	$8.5	$16.3	$40.7

      Accumulated other comprehensive loss at June 30, 2003 is comprised of the fair market value of the interest rate swap of $(0.6) million (net of taxes of $0.3 million), respectively.

16.	Unaudited Quarterly Operating Results

      The following table presents summarized unaudited quarterly results of operations for the fiscal years ended June 30, 2003 and 2004. We believe that all necessary adjustments have been included in the amounts stated below for a fair presentation of the results of operations for the periods presented when read in conjunction with the consolidated financial statements for the fiscal years ended June 30, 2003 and 2004. Results of operations for a particular quarter are not necessarily indicative of results of operations for an annual period and are not predictive of future periods.

	September 30,	December 31,	March 31,	June 30,
	2002	2002	2003	2003

	(In millions)
Net revenues	$267.9	$267.3	$402.4	$402.9
Net income	$2.4	2.6	6.6	$5.3

	September 30,	December 31,	March 31,	June 30,
	2002	2002	2004	2004

	(In millions)
Net revenues	$409.9	$442.0	$461.7	$469.2
Net income	6.3	$9.8	$13.8	$10.2

17.	Subsequent Event (Unaudited)

      As announced on July 23, 2004, the Company has entered into a definitive agreement with affiliates of The Blackstone Group, a private equity firm (together with its affiliates, “Blackstone”), pursuant to which Blackstone will purchase a majority equity interest in the Company. Subsequent to the closing of the transaction, the Company will be 100% owned by a limited liability holding corporation. Blackstone will own approximately 66% of the equity interests in the limited liability holding corporation, while Morgan Stanley Capital Partners, the Company’s current equity sponsor, other investors, and management investors, will together own the remaining 34% equity interest. The Company has received equity and debt commitment letters with respect to the financing necessary to complete the transaction.

VANGUARD HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Blackstone transaction, the Company commenced a tender offer and consent solicitation relating to all of its 9 3/4% Notes due 2011. The purchase price offered for each $1,000 principal amount of the 9 3/4% Notes validly tendered will be based on a fixed spread of 50 basis points over the yield on a specified date of the 7.0% U.S. Treasury Note due July 15, 2006, plus accrued and unpaid interest up to, but not including, the date of payment for the 9 3/4% Notes, in each case less the consent payment described below. In connection with the tender offer, the Company also solicited consents to certain proposed amendments to eliminate substantially all of the restrictive covenants in the indenture governing the 9 3/4% Notes in exchange for a consent payment of $20.00 per $1,000 principal amount of 9 3/4% Notes. The tender offer will expire on September 22, 2004, unless further extended or earlier terminated. The tender offer and consent solicitation are subject to various conditions, including satisfaction of the conditions to the merger, the receipt of financing and the repayment of all indebtedness under the 2004 credit facility, and receipt of consents of holders representing a majority in principal amount of the outstanding 9 3/4% Notes. The Company announced on August 10, 2004, that it had received consents and tenders on approximately 99.6% of the principal amount outstanding of the 9 3/4% Notes.

      The completion of the Blackstone transaction is subject to regulatory approvals, financing and other customary closing conditions. The Company expects the transaction to close later during the Company’s first fiscal quarter of 2005. However, there can be no assurance when, or if, the transaction will be completed.

      On October 11, 2004, a subsidiary of the Company entered into a definitive agreement to acquire three acute care hospitals from subsidiaries of Tenet HealthCare Corporation in Worcester, Massachusetts and suburban Boston, Massachusetts. The Company agreed to purchase the property, plant and equipment of all three hospitals for $100.3 million. The Company will also spend approximately $26.4 million to acquire from the seller and build from operations net working capital for the hospitals. The acquisitions will be accounted for as purchase transactions, and the Company expects to draw additional funds from its senior secured term loan facility to pay the purchase price. The Company expects the transactions to close by December 31, 2004.

BAPTIST HEALTH SYSTEM

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended August 31, 2002, 2001 and 2000

BAPTIST HEALTH SYSTEM

BAPTIST HEALTH SYSTEM

INDEPENDENT AUDITORS’ REPORT

To the Board of Trustees at Baptist Health System

      We have audited the accompanying consolidated balance sheets of Baptist Health System (the “System”), a Texas nonprofit corporation, as of August 31, 2002, 2001 and 2000 and the related consolidated statements of operations and changes in net assets and cash flows for the years then ended. These financial statements are the responsibility of the System’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the financial statements, the System has suffered recurring losses from operations, causing non-compliance with certain financial covenants relating to the outstanding bonds. Although the System obtained waivers for current defaults, it does not expect to meet certain financial covenants in the future unless it can refinance or significantly extend the maturity date and repayment provisions of the real estate lease obligation due July 2004 or sell the property and repay the lease. Management’s plans in regard to these matters are also described in Note 2.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baptist Health System at August 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 4 to the consolidated financial statements, certain errors resulting in overstatement of previously reported net assets as of August 31, 1999, were discovered by management of the System during the current year. Accordingly, an adjustment has been made to net assets as of August 31, 1999, to correct the errors.

/S/ BDO SEIDMAN, LLP

Dallas, Texas

December 20, 2002

BAPTIST HEALTH SYSTEM

CONSOLIDATED BALANCE SHEETS

	August 31,

			2000
	2002	2001	(Restated)

	(In thousands)
ASSETS
Current assets
Cash and cash equivalents	$20,394	$10,797	$14,153
Short-term investments	24,363	23,094	23,589
Accounts receivable —
Patient, net of allowance for doubtful accounts of $17,038, $25,406 and $24,945 in 2002, 2001 and 2000, respectively	50,613	72,857	78,877
Due from third-party programs	2,523	1,592	112
Other	1,77	13,667	3,001
Inventory and other	15,089	12,258	13,273

Total current assets	114,753	124,265	133,005

Assets limited as to use
Required by loan agreements	10,166	10,231	12,343
Designated by board	13,099	11,968	9,453
Restricted by donors	4,389	4,277	5,139

Total assets limited as to use	27,654	26,476	26,935

Property, plant and equipment, net	190,628	207,213	228,741
Other assets
Investments and other	8,563	8,832	10,632
Unamortized deferred costs	6,628	6,982	7,337

Total other assets	15,191	15,814	17,969

Total assets	$348,226	$373,768	$406,650

LIABILITIES AND NET ASSETS
Current Liabilities
Trade accounts payable	$28,297	$26,530	$24,268
Accrued liabilities —
Payroll related	10,582	12,975	15,986
Workers’ compensation	5,379	5,460	6,334
Accrued interest	2,789	2,766	2,845
Other	3,197	5,871	7,357
Note payable	—	—	4,000
Current portion of long-term debt	996	1,042	2,800

Total current liabilities	51,240	54,644	63,590

Long-term debt, net of current portion	199,699	200,460	201,051
Other liabilities	26,257	23,210	13,578
Commitments and contingencies
Net assets
Unrestricted	66,871	91,264	123,359
Temporarily restricted	3,523	3,574	4,424
Permanently restricted	636	616	648

Total net assets	71,030	95,454	128,431

Total liabilities and net assets	$348,226	$373,768	$406,650

See independent auditors’ report and accompanying notes to consolidated financial statements.

BAPTIST HEALTH SYSTEM

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

	Year Ended August 31,

			2000
	2002	2001	(Restated)

	(In thousands)
Operating revenues
Net patient service revenue	$411,177	$425,301	$425,037
Other operating revenue	16,241	18,267	17,310
Investment income	2,332	3,504	3,045
Net assets released from restrictions for operations	1,330	1,069	845

Total operating revenue	431,080	448,141	446,237

Operating expenses
Salaries and wages	176,769	173,806	178,146
Employee benefits	29,926	30,256	36,345
Supplies	95,657	103,683	107,263
Other	83,283	89,256	78,974
Provision for bad debts	31,889	42,152	34,212
Depreciation and amortization	26,419	27,937	26,753
Interest	11,850	13,741	11,691

Total operating expenses	455,793	480,831	473,384

Loss from operations	(24,713)	(32,690)	(27,147)

Nonoperating gains (losses)
Contributions	251	343	96
Other	—	(1,356)	(1,242)

Total nonoperating gains (losses)	251	(1,013)	(1,146)

Expenses and Losses in Excess of Revenues and Gains	$(24,462)	$(33,703)	$(28,293)

Other Changes in Unrestricted Net Assets
Dividends paid	$—	$—	$(361)
Unrealized gain (loss) on investments other than trading securities	(118)	1,160	683
Contributions	—	—	341
Net assets released from restrictions for capital expenditures	187	414	118
Other	—	—	(165)

Decrease in Unrestricted Net Assets	(24,393)	(32,129)	(27,677)

Changes in Temporarily Restricted Net Assets
Contributions	1,363	1,125	1,628
Investment income	169	73	206
Unrealized gains on investments	31	40	—
Net assets released from restrictions for operations	(1,330)	(1,069)	(845)
Net assets released from restrictions for capital expenditures	(187)	(414)	(118)
Other	(97)	(521)	84

Increase (Decrease) in Temporarily Restricted Net Assets	(51)	(766)	955

Increase (Decrease) in Permanently Restricted Net Assets	20	(82)	(47)

Decrease in Net Assets	(24,424)	(32,977)	(26,769)
Net Assets, beginning of year (as previously reported August 31, 1999)	95,454	128,431	174,041
Restatement for prior period adjustments to net assets	—	—	(18,841)

Net Assets, beginning of year (as restated in 1999)	95,454	128,431	155,200

Net Assets, end of year	$71,030	$95,454	$128,431

See independent auditors’ report and accompanying notes to consolidated financial statements.

BAPTIST HEALTH SYSTEM

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31,

			2000
	2002	2001	(Restated)

	(In thousands)
Cash Flows from Operating Activities
Decrease in net assets	$(24,424)	$(32,977)	$(26,769)
Adjustment to reconcile decrease in net assets to net cash provided by (used in) operating activities:
Restricted contributions received	(1,363)	(1,125)	(1,628)
Provision for bad debts	31,889	42,152	34,212
Depreciation and amortization	26,419	27,937	26,753
Net unrealized (gains) losses on investments	87	(1,200)	(683)
(Increases) decreases in:
Patient accounts receivable	(9,645)	(34,932)	(40,823)
Due from third-party programs	(931)	(1,480)	(5,838)
Other accounts receivable	1,896	(666)	1,403
Inventory and other current assets	(2,831)	1,015	2,464
Increases (decreases) in:
Trade accounts payable	1,767	2,262	(19,372)
Accrued liabilities	(5,125)	(5,450)	11,353
Other long-term liabilities	3,047	9,632	7,633

Net cash provided by (used in) operating activities	20,786	5,168	(11,295)

Cash Flows from Investing Activities
Purchases of property, plant, and equipment	(9,480)	(6,142)	(28,341)
Increases (decreases) in short-term investments	(1,387)	1,655	26,629
Increases (decreases) in assets limited as to use	(1,147)	499	16,536
Decrease in other assets	623	955	857

Net cash provided by (used in) investing activities	(11,391)	(3,033)	15,681

Cash Flows from Investing Activities
Principal payments on long-term debt	(1,161)	(2,616)	(1,864)
(Payment) borrowing of short-term notes payable	—	(4,000)	4,000
Restricted contributions received	1,363	1,125	1,628

Net cash provided by (used in) financing activities	202	(5,491)	3,764

Net increase (decrease) in cash and cash equivalents	9,597	(3,356)	8,150
Cash and Cash Equivalents, beginning of year	10,797	14,153	6,003

Cash and Cash Equivalents, end of year	$20,394	$10,797	$14,153

Supplemental Cash Flow Information:
Cash paid for interest	$11,850	$12,357	$11,691

See independent auditors’ report and accompanying notes to consolidated financial statements.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

      Baptist Health System is a Texas non-profit corporation exempt from federal income taxation under Section 501(c)(3) of the Internal Revenue Code. The accompanying consolidated financial statements include the accounts of Baptist Health System (“Baptist”), Baptist Health System Foundation (the “Foundation”), St. Luke’s Phase I Cancer Research Trust (the “Research Trust”), BMHS Healthcare Corporation and BHS Medical Services Corporation (collectively, the “System”). Baptist owns and operates five hospitals in San Antonio, Texas, together with other healthcare related businesses. Until being sold, the accounts of Northeast Baptist Ambulatory Surgery Center, LLC were consolidated as part of the System. Baptist sold a portion of its ownership interest in July of 2001, and now has 34% ownership of the entity. Baptist also has investments in other healthcare related organizations with up to 50% ownership or board representation. These investments are accounted for using the cost and equity methods.

      The Foundation, a Texas non-profit corporation, and Research Trust are publicly supported organizations established to serve as advocates, to increase community awareness and to develop resources in support of the System in its guiding principles of teaching, healing and providing spiritually mindful health services to relieve human illness and suffering. Grants from the Foundation and the Research Trust are made only to Baptist.

2.	Operating Environment

      Beginning in fiscal year 2000 and continuing through 2001 and 2002, reported expenses and losses in excess of revenues and gains were of an amount that caused Baptist to be out of compliance with the debt service coverage covenant of the master indenture of trust and security agreement (the “MTI”) relating to the Series 1997A Revenue Refunding Bonds and Series 1997B Revenue Bonds (see Note 6). As a result of noncompliance and as required by the MTI, the System engaged the services of a management oversight company. The System incurred $2,720,000 in 2002, $11,958,000 in 2001 and $0 in 2000 of consulting expenses for the services of the management oversight company and their recommended advisors.

      The bond insurer (as the defined note holder) granted Baptist waivers with respect to noncompliance of financial covenants for fiscal 2002, 2001, and 2000. A mortgage on the hospital facilities and new liquidity related financial covenants were added to the MTI in 2002. Baptist does not expect to meet certain financial covenants during 2003 and 2004 unless the System can extend the maturity date and repayment provisions of the real estate lease obligation due in July 2004 or sell the property and repay the lease.

      During 2002, 2001 and 2000, the System explored several operational and ownership alternatives. Expenses incurred for consulting services related to investigation and pursuit of the alternatives was approximately $1,110,000, $0 and $0, respectively. On October 8, 2002 the System entered into a definitive purchase and sale agreement with Vanguard Health Systems, Inc. (“Vanguard”) for the sale of substantially all its assets and healthcare operations (see below).

      On November 11, 2002 the Baptist General Convention of Texas (“BGCT”), the sponsoring organization of the System, ratified the terms of the definitive purchase and sale agreement with Vanguard for the sale of substantially all of the assets and healthcare operations to VHS San Antonio Partners, L.P. (“VHS”) a subsidiary of Vanguard. Finalization of the agreement is subject to and completion of certain closing activities including federal and state regulatory approval.

      Management anticipates completion of the closing activities in January 2003. Upon closing, the System will receive approximately $295,000,000 from Vanguard. Of the sales price, approximately $247,000,000 will be in the form of cash, approximately $30,000,000 will be in the form of shares of Vanguard Payable in Kind Cumulative Redeemable Convertible Preferred Stock, approximately

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$17,642,000 will be in a Convertible Subordinated Note at 8.18% interest due 2012 and approximately $358,000 will be in common stock in the VHS general partner. The System will transfer to VHS all healthcare operations together with substantially all property, plant and equipment, net working capital and other long-term investments.

      The System will maintain its cash, short-term investments, third-party receivables, assets limited to use, unamortized deferred costs, all debt obligations and other long-term liabilities.

      After closing, proceeds from the sale will be used to repay outstanding debt and defease the MTI. No assurance can be given that the sale will be completed, or that if completed, the terms and conditions will not be modified.

3.	Significant Accounting Policies

      Basis of Consolidation — The consolidated financial statements include the accounts of Baptist and its majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Cash and Cash Equivalents — Cash and cash equivalents include certain investments in highly liquid investments with original maturities of three months or less such as demand deposits with financial institutions. Cash balances were maintained in financial institutions in excess of FDIC insured limits. The System believes that these institutions are financially sound.

      Inventory — Inventory is valued at the lower of cost or market.

      Investments — Short-term investments consist of money market mutual funds, corporate bond funds, United States government securities and equity mutual funds that are recorded at fair value.

      Noncurrent investments in publicly-traded equity securities and all investments in debt securities are reported at fair value. Realized gains and losses on investment sales are included in operating revenue in the accompanying consolidated statements of operations and changes in net assets unless the income is restricted by a donor or by law. Unrealized gains and losses are included in changes in unrestricted net assets in the accompanying consolidated statements of operations and changes in net assets, unless the income is restricted by a donor or by law.

      Investments included in other assets include investments in entities which are accounted for using the cost or equity methods.

      Assets Limited as to Use — Assets limited as to use consist of cash equivalents and marketable securities that are designated by the Board of Trustees for specific uses, required pursuant to loan agreements or subject to donor-imposed restrictions. The Board may, at its discretion, use the Board-designated assets for any purpose. The use of assets required by loan agreements is limited to payment of debt service on bonds and notes. All assets required by loan agreements are held by trustees. Donor restricted assets are to be used to acquire equipment or fund certain educational and clinical costs incurred by Baptist. Donor restricted assets include investments whose principal is to be held in perpetuity.

      Property, Plant and Equipment — Property, plant and equipment acquisitions are reported at cost on the date of purchase or fair value on the date of contribution. Expenditures that extend useful lives or equipment capabilities are capitalized, while routine maintenance and repair expenditures are charged to

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense. Interest costs incurred during the construction period are capitalized as a component of the cost of acquiring those assets. Depreciation expense is provided using the straight-line method over the estimated useful lives of the property and equipment. Property, plant and equipment and related accumulated depreciation as of August 31, 2002, 2001 and 2000 are as follows:

	Estimated			2000
	Useful Lives	2002	2001	(Restated)

		(In thousands)
Land	—	$14,819	$14,819	$14,819
Land improvements	10-20 years	7,792	7,792	7,771
Buildings and fixed equipment	5-40 years	222,996	219,667	215,903
Movable equipment	3-18 years	192,053	186,993	185,371
Construction-in-progress	—	1,732	641	562

		439,392	429,912	424,426
Less — Accumulated depreciation and amortization		(248,764)	(222,699)	(195,685)

Property, plant and equipment, net		$190,628	$207,213	$228,741

      Assets under capital lease obligations are amortized over the shorter period of the lease term or the useful life of the asset. The cost and the related accumulated amortization of capital leases totaled approximately $34,065,000 and $10,833,000, respectively, as of August 31, 2002, $34,065,000 and $9,123,584, respectively, as of August 31, 2001 and $33,881,000 and $6,701,000, respectively, as of August 31, 2000.

      The System evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The assessment of possible impairment is based on whether the carrying amount of the asset exceeds its fair value. For the years ended August 31, 2002, 2001 and 2000, no impairment of long-lived assets was identified.

      Other Assets — Include advances and loans with extended maturity dates, as well as unamortized deferred costs, primarily unamortized bond issuance costs which are being amortized over the life of the bonds using the effective interest method.

      Contributions and Gifts — When received or pledged, unrestricted contributions are reported as nonoperating gains and donor-restricted contributions are reflected as increases to temporarily restricted net assets or permanently restricted net assets. In the absence of donor specification that investment income and gains on donated funds are restricted, such income and realized gains are reported as operating revenue with unrealized gains reported as other changes in unrestricted net assets, respectively. Contributions of long-lived assets are reported as other changes in unrestricted net assets and are excluded from excess of expenses over revenues, unless explicit stipulations specify how the donated assets must be used. Gifts of long-lived assets with explicit restrictions are reported as temporarily or permanently restricted.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Temporarily and Permanently Restricted Net Assets — Temporarily restricted net assets consist of unexpended contributions that are restricted as to use by donors to a specific time period or purpose. A transfer from temporarily restricted net assets to unrestricted net assets occurs when expenditures are made in accordance with donor restrictions. Temporarily restricted net assets at August 31, 2002, 2001 and 2000, are available for the following purposes:

			2000
	2002	2001	(Restated)

	(In thousands)
Patient care	$2,811	$2,612	$2,562
Health education	576	862	1,148
Capital improvements	136	100	192
Future operation	—	—	522

Total	$3,523	$3,574	$4,424

      Permanently restricted net assets consists of contributions that must be maintained in perpetuity and only the income from the original principal can be expended for purposes designated by the donor. Income from these investments is available for health education. Income on permanently restricted assets is reported in the accompanying consolidated statements of operations and changes in net assets as temporarily restricted investment income.

      Insurance — The System self-insures a portion of its medical malpractice liability. Loss protection for individual claims in excess of $4,000,000 in 2002, $3,000,000 in 2001 and $3,000,000 in 2000 and aggregate claims in excess of $10,000,000, $10,000,000 and $6,000,000 in 2002, 2001 and 2000, respectively, is provided by a commercial insurer. The System self-insures a portion of its workers’ compensation liability. Loss protection for aggregate claims in excess of $5,300,000, $5,300,000 and $2,000,000 in 2002, 2001 and 2000, respectively, is provided by a commercial insurer.

      The System utilizes an independent actuarial firm to estimate the ultimate cost, if any, that may arise from the settlement of claims. The actuaries determine estimates based on known claims and incidents as well as expected claims from unreported incidents. The estimated medical malpractice claims expense is included in other operating expenses and the estimated liability of $26,257,000, $23,210,000 and $13,463,000 as of August 31, 2002, 2001 and 2000, respectively, is included in other non-current liabilities. The estimated workers’ compensation claims expense is included in employee benefit expense and the estimated liability is included in current liabilities.

      Derivatives — The System utilizes an interest rate swap agreement to reduce interest rate fluctuation risk. The fair value of this derivative instrument is determined based on estimated settlement costs using current interest rates. Changes in the fair market value and quarterly interest settlements are charged to or credited to interest expense. The System does not hold or issue derivative financial instruments for speculative or trading purposes (see Note 6).

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Restatement of Net Assets

      Subsequent to preparing the 1999 financial statements, management determined that certain previously reported items needed to be revised. The following table represents the items revised and their impact on net assets:

August 31,
1999

Adjustments to accumulated depreciation of property, plant and equipment	$8,030
Adjustments to accruals for third-party program liabilities	4,741
Adjustments to bad debt allowances	(1,190)
Adjustments to charity care allowances	11,863
Adjustment against contractual allowances against patient receivables	(39,698)
Adjustment to miscellaneous accounts receivable	(1,165)
Adjustment for understatement of workers’ compensation accrual	(1,491)
Other	69

Total	$(18,841)

      As a result of the above, the System has recorded an adjustment of approximately $18,841,000 to decrease its previously reported net assets at August 31, 1999.

5.	Investments

      Marketable debt and equity securities included in short-term investments and assets limited as to use, are stated at estimated fair value based on quoted market prices. Investment securities as of August 31, 2002, 2001 and 2000 are as follows:

			2000
	2002	2001	(Restated)

	(In thousands)
Short-term investments —
Money market mutual funds	$2,486	$1,645	$—
Corporate bonds and bond funds	20,486	20,414	22,347
Equity securities	970	613	705
U.S. government securities	—	190	381
Interest receivable	421	232	156

Total	$24,363	$23,094	$23,589

Assets limited as to use —
Money market mutual funds	$16,716	$15,612	$4,569
Certificates of deposit	3,809	3,267	434
U.S. government securities	1,457	976	3,186
Equity securities	1,165	875	860
Commercial paper	—	—	10,029
Corporate bonds and bond funds	4,445	5,736	6,439
Other	62	10	1,418

Total	$27,654	$26,476	$26,935

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Investment income and unrealized gains (losses) related to assets limited as to use, cash equivalents, and short-term investments for the years ended August 31, 2002, 2001 and 2000, are as follows:

			2000
	2002	2001	(Restated)

	(In thousands)
Investment income —
Interest income, including realized gains	$2,501	$3,577	$3,251
Unrealized gains (losses)	(87)	1,200	683

Total	$2,414	$4,777	$3,934

6.	Long-Term Debt

      Long-term debt and capital lease obligations as of August 31, 2002, 2001 and 2000, consist of the following:

			2000
	2002	2001	(Restated)

	(In thousands)
Series 1997A Revenue Refunding Bonds —
Serial bonds, interest at 6%, payable semi-annually, principal due annually from 2010 through 2015	$30,485	$30,485	$30,485
Term bonds, interest ranging from 5.25% to 5.375%, payable semi annually, principal due annually from 2016 through 2027	103,685	103,685	103,685
Capital appreciation bonds at accreted value with a yield to maturity of 5.4%, due in the amount of $1,025,000 in 2010	715	671	624
Series 1997B Revenue Bonds —
Term bonds, interest at 5.25%, payable semi-annually, principal due annually from 2028 through 2031	40,000	40,000	40,000
Mortgage note payable —
Annually adjusted variable interest rate currently at 5.75%, with principal and interest due monthly through January 2012	520	559	591
Notes payable —
Interest at variable rates (6.63% at August 31, 2000) based on 30-day LIBOR, payable quarterly with principal due July 31, 2001	—	—	1,880
Real estate lease obligation —
Interest at variable rates (approximately 2.8% at August 31, 2002) based on 90-day LIBOR payable monthly, principal due quarterly from 2002 through 2004	28,091	28,184	28,000

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			2000
	2002	2001	(Restated)

	(In thousands)
Equipment lease obligations —
Interest ranging from 6.06% to 7.53% with principal and interest due monthly through 2003	568	1,494	2,383

	204,064	205,078	207,648
Less —
Unamortized original issue bond discount	(3,369)	(3,576)	(3,797)
Current maturities	(996)	(1,042)	(2,800)

Total long term debt	$199,699	$200,460	$201,051

      Scheduled principal maturities of long-term debt and capital lease obligations are as follows:

	Long-Term	Capital Lease
Year Ending August 31,	Debt	Obligation

	(In thousands)
2003	$38	$958
2004	45	27,701
2005	48	—
2006	51	—
2007	54	—
Thereafter	175,479	—

	175,715	28,659
Less — Accreted interest on bonds	(310)	—

	$175,405	$28,659

      In July 1997, Baptist entered into financing agreements to provide funds to advance refund the System’s Series 1994 and Series 1990 bonds, establish a debt service reserve fund and pay costs of issuance. Proceeds of the Series 1997A bonds used to advance refund the Series 1994 and Series 1990 bonds were deposited with an escrow agent and invested in U.S. Treasury obligations. As a result of the advance refunding transactions, the liens and rights pursuant to the Series 1994 and Series 1990 financing agreements were terminated.

      In September 1997, the Series 1997B bonds were issued to provide funds to construct, renovate and equip the hospital facilities of the System.

      Since July 1997, Baptist has been the only member of the Obligated Group. The Series 1997A and 1997B bonds are secured by a pledge of the Obligated Group’s revenue (as defined by the financing agreements), mortgages on hospital facilities and the assets limited as to use required by loan agreements. The financing agreements establish certain operational and financial covenants that limit the Obligated Group’s ability to, among other activities, borrow funds, dispose of assets or merge. For the years ended August 31, 2002, 2001 and 2000, the Obligated Group was not in compliance with the MTI’s specified level of calculated debt service coverage. The System has obtained a waiver from the holder of the bonds for all instances of noncompliance for 2002, 2001, and 2000. The next measurement date for the covenant compliance is February 28, 2003. Although management expects that the condition of noncompliance will still exist, based on management’s assessment of the current status and proposed timing of the pending sale of the System (see Note 2), management believes it is not probable that the bonds will be outstanding February 28, 2003. As such, the bonds have been classified as non-current at August 31, 2002,

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in accordance with the provisions of EITF 86-30, “Classification of Obligations When a Violation is Waived by the Creditor”. No assurance can be given that the pending sale will occur or that the bonds will be repaid by February 28, 2003.

      In fiscal 1997, the System entered into a real estate lease obligation for an existing medical building, land and estimated costs related to construction and finish out of a medical office building and a parking garage. In fiscal 1998 and 1999, additional land was added to the lease. The real estate lease obligation is secured by land and buildings acquired at execution of the lease.

      The mortgage note is secured by a medical office building adjacent to one of the hospital facilities. Each equipment lease obligation is secured by the equipment acquired at execution of the specific lease.

      During April 1998, the System entered into an interest rate swap agreement on a notional amount of $26,500,000 in connection with borrowings related to the real estate lease obligation. This interest rate swap involved the swap of a U.S. dollar based LIBOR to a European index, market average LIBOR, with an 8 percent fixed interest rate cap. This interest rate swap agreement matures during May 2004. The fair value of this agreement at August 31, 2002 and 2001 was a liability of approximately $1,384,000, which is included in other current liabilities in the accompanying consolidated balance sheets. The fair value of this agreement at August 31, 2000 was immaterial to the financial statements.

7.	Net Patient Service Revenue

      Discounts from established rates are given to Medicare and Medicaid program beneficiaries and to patients with health insurance coverage through certain managed care organizations. Net patient service revenue consists of gross patient charges, less discounts and adjustments of approximately $583,933,000 in 2002 and $588,305,000 in 2001 and $533,873,000 in 2000, that are a result of the contractual agreements with the third party payors. Payment for services provided to inpatient and outpatient Medicare beneficiaries and inpatient Medicaid beneficiaries is based on a combination of prospectively determined payment rates per discharge and reimbursement for certain pass-through costs, as defined. The rates per discharge vary according to a patient classification system that is based on clinical, diagnostic and other factors. Payment for services provided to outpatient Medicaid beneficiaries is based on operating costs, as defined. The System qualifies as a disproportionate share provider and as such, receives additional payments from the Texas Medicaid program based on the number of Medicaid inpatients served and the funds appropriated by the Texas legislature for all disproportionate share qualified providers. Settlements for retrospectively determined payment amounts are estimated in the period the related services are rendered and are adjusted in future periods, as final settlements are determined, after submission of annual cost reports by the System and the audit by fiscal intermediaries. Payments for services provided to managed care patients are based on negotiated amounts for specified services. The basis for payment to the System under these agreements includes prospectively determined rates per discharge, discounts from established rates and prospectively determined daily rates.

8.	Charity Care and Other Community Benefits

      The System provides care to patients who lack financial resources and are deemed to be medically or financially indigent. Because the System does not pursue collection of amounts determined to qualify as charity care, these amounts are not reported in net patient service revenue. The charges related to this care totaled approximately $13,660,000 in 2002, $15,563,000 in 2001 and $18,505,000 in 2000. In addition, the System provides services to other indigent patients under the Medicaid program. Such programs pay the System amounts which are less than the cost of providing services to program beneficiaries.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The System commits time and resources to community health education and outreach endeavors and critical services to meet otherwise unfulfilled community needs. Many of these activities are entered into with the understanding that they will not be self-supporting or financially viable.

9.	Concentrations of Credit Risk

      Patient accounts receivable are stated at net realizable value and collateral is generally not required. Significant concentrations of gross patient accounts receivable at August 31, 2002, 2001 and 2000, are as follows:

			2000
	2002	2001	(Restated)

	(In thousands)
Government-related programs	36%	33%	33%
Managed care, commercial insurers and other payors	59	62	62
Self-pay patients	5	5	5

	100%	100%	100%

      Receivables from government-related programs, Medicare and Medicaid, represent the only concentrated group of credit risk for the System. Management does not believe that there are any credit risks associated with these government programs. Commercial and managed care receivables consist of receivables from various payors involved in diverse activities and subject to differing economic conditions, and do not represent any concentrated credit risks to the System. Furthermore, management continually monitors and adjusts its allowances associated with its receivables.

10.	Functional Expenses

      The System provides general healthcare services to residents within its geographic area. Expenses related to providing these services for the years ended August 31, 2002, 2001 and 2000 were as follows:

			2000
	2002	2001	(Restated)

	(In thousands)
Healthcare services	$357,347	$382,863	$362,438
General and administrative	83,596	74,409	79,123
Other	14,850	23,559	31,823

Total	$455,793	$480,831	$473,384

      Other includes expenses related to professional office building management and fundraising.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Leases

      The System leases certain equipment and office space under operating and capital leases that are noncancelable. At August 31, 2002, the minimum rentals due under these operating and capital lease agreements were approximately as follows:

Years Ended August 31,	Operating Leases	Capital Leases

	(In thousands)
2003	$7,020	$1,972
2004	5,191	28,703
2005	3,171	—
2006	1,800	—
2007	890	—
Thereafter	1,030	—

	$19,102	30,675

Less: amount representing interest		(2,016)

Present value of minimum lease payment		$28,659

      Total rental expense for various equipment and office space under operating leases was approximately $9,700,000 in 2002, $9,800,000 in 2001 and $10,100,000 in 2000.

      The terms of the lease agreements for three medical office buildings and a parking garage require the System to pay rent or rent subsidies in an amount sufficient for the facilities’ owners to meet debt service (as defined) associated with the facilities. The total rent subsidy payment requirements are dependent upon rent receipts from tenants other than the System. The rent subsidy payments are refundable if the facilities’ cash flow is sufficient to meet debt service obligations. Rent and rent subsidies are included in other operating expense in the accompanying consolidated statements of operations and changes in net assets. During 2002, 2001 and 2000 the System expensed approximately $830,000, $618,000 and $615,000, respectively, for rent subsidies. Rent subsidies are not included in the minimum rentals due as shown above. However, under these agreements future losses may be incurred, which losses presently are not reasonably estimable. The facilities are owned by limited partnerships in which the System has varying levels of partnership interests. In each lease agreement, the System has a first right of refusal option in the event of a sale of the property.

12.	Retirement Plan

      The System provides an individual tax-sheltered annuity plan for substantially all employees who have completed two years of continuous service. The System contributes five percent of the eligible and enrolled employee’s salary in conjunction with employee contributions of two percent of salary. The System’s contributions to the plan of approximately $4,191,000 in 2002, $4,104,000 in 2001 and $4,457,000 in 2000 are included in employee benefits in the accompanying consolidated statements of operations and changes in net assets.

13.	Fair Value of Financial Instruments

      Fair values of cash and cash equivalents, short-term investments, and financial instruments included in assets limited to use are estimated based on quoted market prices. Fair values of bonds payable are based on estimated market trade values. Fair values of long-term debt (other than bonds) are based on

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discounted cash flow at an estimated market rate for similar borrowing arrangements. Estimated fair values and carrying amounts of financial instruments at August 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000

		Carrying		Carrying		Carrying
	Fair Value	Value	Fair Value	Value	Fair Value	Value

Cash and cash equivalents	$20,394	$20,394	$10,797	$10,797	$14,153	$14,153
Short-term investments	24,363	24,363	23,094	23,094	23,589	23,589
Assets limited as to use	27,654	27,654	26,476	26,476	26,935	26,935
Short-term debt	—	—	—	—	4,000	4,000
Long-term debt	208,299	200,695	209,713	201,502	197,799	203,851

14.	Related Party Transactions

      In fiscal 2002, the System purchased air medical transport services, managed care services, laundry services and office space from entities in which the System has ownership interests for approximately $4,005,000, $0, $2,081,000 and $1,227,000, respectively. Similar purchases in fiscal 2001 for air medical transport, managed care, laundry services and office space from entities in which the System has ownership interests totaled approximately $3,173,000, $4,893,000, $2,462,000 and $1,220,000, respectively. In fiscal 2000, similar purchases for air medical transport, managed care, laundry services and office space from entities in which the System has ownership interests totaled approximately $2,579,000, $4,361,000, $2,327,000 and $1,416,000, respectively.

15.	Commitments and Contingencies

      The System maintains a self-insurance program to cover malpractice and workers’ compensation claims. Claims that fall within the System’s adopted policy of self-insurance have been asserted against the System. Certain of the claims could result in losses and additional claims may be asserted arising from services provided to patients. In the opinion of management, adequate provisions have been established for estimated losses and the ultimate disposition of asserted and unasserted claims will not have a material adverse effect on the operations or financial position of the System.

      In connection with its self-insured workers compensation plan, the System established standby letters of credit totaling $5,600,000, $4,816,000 and $4,425,000 at August 31, 2002, 2001 and 2000, respectively. The System has pledged certificates of deposit as collateral against the letters of credit totaling $3,225,000, $2,500,000 and $2,200,000 at August 31, 2002, 2001 and 2000, respectively. As of August 31, 2002, 2001 and 2000, no amounts had been drawn on the standby letters of credit.

      The healthcare industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government healthcare program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by healthcare providers. Violations of these laws and regulations could result in expulsion from government healthcare programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Management believes that the System is in compliance with fraud and abuse as well as other applicable government laws and regulations. While certain regulatory inquiries have been made and are currently being evaluated and discussed, management believes these inquiries will not have a material effect on the financial position or results of operations of the System. Compliance with such laws and regulations can be subject to future government review and interpretation as well as regulatory actions unknown or unasserted at this time.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The System is involved in litigation and regulatory investigations arising in the normal course of business. Management estimates that these matters will be resolved without material adverse effect to the System’s future financial position or results of operations.

16.	New Accounting Pronouncements

      In July 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations”, was issued and established the accounting and reporting standards associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for the Company for fiscal years beginning after June 15, 2002.

      In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, was issued and established the accounting and reporting requirements associated with long-lived asset impairment and disposal. SFAS No. 144 is effective for the System for fiscal 2003. The System has adopted this standard with no impact on the financial statements.

      In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64”, “Amendment of FASB Statement No. 13, and Technical Corrections”, was issued and established the accounting and reporting standards associated with the reporting of gains and losses from extinguishment of debt and to provide consistent accounting treatment for certain lease modifications that have similar economic effects as a sale-leaseback transaction. The System has adopted this standard with no impact on its financial statements.

      In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued and established the accounting and reporting standards associated with the proper recognition of certain costs related to exit or disposal activities. SFAS No. 146 applies to exit or disposal activities initiated after December 31, 2002. Currently, the System is not involved in any activities addressed by SFAS No. 146.

BAPTIST HEALTH SYSTEM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

September 30, 2004

Assets
Current assets:
Cash	$2,304,000
Accounts receivable, less allowance for doubtful accounts of $6,397,000	28,875,000
Inventories of supplies, at cost	3,309,000
Prepaid expenses and other current assets	3,295,000

Total current assets	37,783,000
Property and equipment, net	73,703,000
Other intangible assets, net of accumulated amortization of $3,577,000	7,293,000
Investments and other assets	9,357,000

Total assets	$128,136,000

Liabilities and Shareholder’s Deficit
Current liabilities:
Accounts payable and accrued liabilities	$11,403,000
Accrued employee compensation and benefits	7,575,000
Other current liabilities	16,749,000

Total current liabilities	35,727,000
Due to affiliate	87,520,000
Minority interest	10,421,000
Notes payable to affiliate	162,000,000

Total liabilities	295,668,000
Commitments and contingencies
Shareholder’s equity (deficit):
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	31,306,000
Accumulated deficit	(198,839,000)

Total shareholder’s deficit	(167,532,000)

Total liabilities and shareholder’s deficit	$128,136,000

See accompanying notes to condensed consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Nine months ended September 30, 2003 and 2004

	2003	2004

Net patient service revenue	$155,698,000	$171,376,000
Other revenue	8,565,000	9,407,000

Net operating revenue	164,263,000	180,783,000

Operating expenses:
Salaries and benefits	84,223,000	90,397,000
Supplies	39,545,000	35,376,000
Provision for doubtful accounts	7,179,000	9,549,000
Other operating expenses	36,567,000	47,953,000
Depreciation	2,857,000	2,641,000
Amortization	739,000	633,000

Total operating expenses	171,110,000	186,549,000

Income (loss) from operations	(6,847,000)	(5,766,000)
Interest expense to affiliate	12,150,000	12,150,000
Minority interest expense	144,000	1,069,000

Income (loss) before income taxes	(19,141,000)	(18,985,000)
Income tax expense (benefit)	(7,171,000)	(7,112,000)

Net income (loss)	$(11,970,000)	$(11,873,000)

See accompanying notes to condensed consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Nine months ended September 30, 2003 and 2004

	2003	2004

Cash flows from operating activities:
Net loss	$(11,970,000)	$(11,873,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,857,000	2,641,000
Amortization	739,000	633,000
Provision for doubtful accounts	7,179,000	9,549,000
Minority interest expense	144,000	1,069,000
Increase (decrease) in cash from changes in operating assets and liabilities:
Accounts receivable	(23,865,000)	3,474,000
Inventories of supplies, prepaid expenses, and other current assets	(567,000)	2,623,000
Accounts payable, accrued, and other liabilities	(15,196,000)	(966,000)

Net cash provided by (used in) operating activities	(40,679,000)	7,150,000

Cash flows from investing activities:
Capital expenditures	(577,000)	(2,511,000)
Other investing activities	202,000	(1,068,000)

Net cash used in investing activities	(375,000)	(3,579,000)

Cash flows provided by (used in) financing activity:
Net change in due to affiliate	42,773,000	(1,637,000)

Net change in cash	1,719,000	1,934,000
Cash, beginning of period	—	370,000

Cash, end of period	$1,719,000	$2,304,000

Supplemental disclosures:
Interest paid through due to affiliate	$12,150,000	$12,150,000

Income tax payments are made at the parent company level.

See accompanying notes to condensed consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements

(1)	Basis of Presentation and Organization

      Saint Vincent Healthcare System, Inc., a Delaware corporation (the Company), is an indirect, wholly-owned subsidiary of Tenet HealthSystem HealthCorp, which is a wholly-owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Company operates Saint Vincent Hospital (the Hospital) and certain other healthcare businesses related to the Hospital. The Hospital is a 348-bed acute care facility that provides inpatient, outpatient and emergency care services in the Worcester, Massachusetts service area.

      The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries (collectively, the Medical Center) and have been prepared in conformity with accounting principles generally accepted in the United States of America for interim reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. Management believes the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the periods presented.

      Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year. Reasons for this include, among others: overall revenue and cost trends, particularly recent trends in patient accounts receivable collectibility and associated increases in provisions for doubtful accounts: the timing and magnitude of price changes; fluctuations in contractual allowances; changes in Medicare regulations; the timing and magnitude of negotiations and settlement trends; impairment of long-lived assets; restructuring charges; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, results of operations include, but are not limited to (1) unemployment levels, (2) the business environment of the local community, (3) the number of uninsured and underinsured individuals in the local community, (4) seasonal cycles of illness, (5) climate and weather conditions, (6) vacation patterns of both patients and physicians, (7) local health care competitors and (8) other factors relating to the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

      The interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2003.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(2)	Property and Equipment

      Property and equipment consist of the following as of September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

Land	$7,724,000	$7,724,000
Buildings and improvements	60,195,000	59,258,000
Equipment	11,774,000	10,135,000
Construction in progress	7,000	1,246,000

	79,700,000	78,363,000
Less accumulated depreciation	(5,997,000)	(3,435,000)

Property and equipment, net	$73,703,000	$74,928,000

(3) Net Patient Service Revenue

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, and certain other payments, which are based on Medical Center’s cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review and it can take several years until final settlement of such matters are completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Medical Center could change by material amounts. Adjustments for valuation allowances and prior-year cost report settlements decreased net patient service revenue by approximately $9,000 in the nine-month period ended September 30, 2003 and approximately $6,200,000 for the nine-month period ended September 30, 2004.

      Prior to the fourth quarter of 2003, the Medical Center recorded estimates for contractual allowances and cost report settlements based on the amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In the fourth quarter of 2003, the Medical Center completed the implementation of a new system and estimation process for recording Medicare net revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on the Medical Center’s cost reports. For filed cost reports, the Medical Center now records the accrual based on those cost reports and subsequent activity, and records a valuation allowance against those cost reports based on historical settlement trends. Beginning in the fourth quarter of 2003, the accrual is recorded based on estimates of what the Medical Center expects to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within the five months after the end of the annual cost reporting period. After the cost report is filed, the accrual may be adjusted accordingly. This change in approach during 2003 was inseparable from a change in estimate.

      Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per diem rates, discounted fee-for-service rates, stop-loss payment provisions and/or other similar contractual arrangements. These revenues also are subject to review and possible audit by the payers.

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

      In June 2004, an arbitration hearing was concluded with respect to a contractual dispute involving a managed care contract with Fallon Community Health Plan (FCHP), an affiliate of Fallon Clinic, Inc. (FCI). The Medical Center has a 45% investment interest in FCI, a multi-specialty physician practice. As a result of this arbitration, the Medical Center recognized approximately $8.3 million of additional net patient service revenue during 2004 for services provided prior to December 31, 2003.

      The Medical Center believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. The Medical Center is not aware of any material claims, disputes or unsettled matters with any payers for which it has not adequately provided for in the accompanying condensed consolidated financial statements.

(4)	Provision for Doubtful Accounts

      The Medical Center provides for an allowance against accounts receivable for an amount that could become uncollectible whereby such receivables are reduced to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable, its historical collection experience by each type of payor and other relevant factors.

      During the nine months ended September 30, 2003, the Medical Center recorded additional provisions for doubtful accounts of approximately $998,000 to write down its patients accounts receivables to their estimated net realizable value. The additional charge during the nine months ended September 30, 2003 consisted of two components (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and managed care accounts receivable in light of the trends at that time.

      During the nine months ended September 30, 2004, the Medical Center further modified its process for estimating and writing down all existing self-pay accounts (and all future self-pay accounts receivable when they are recorded) to their net realizable value, resulting in an additional provision for doubtful accounts in the amount of approximately $2,296,000. This change in how the Medical Center estimates the net realizable value of self-pay accounts was primarily attributable to the continued increase in numbers of uninsured and underinsured patients.

(5)	Related Party Transactions

      Related party transactions include the following:

(a) The Medical Center has a cash management arrangement with Tenet. Pursuant to this arrangement, the Medical Center’s cash receipts are funded by Tenet through a zero-balance bank account as checks are presented for payment. Medical Center cash on deposit in the accounts of Tenet is presented net of amounts payable to Tenet and is classified in “Due to affiliate” in the accompanying condensed consolidated balance sheet, a non interest-bearing account.

(b) Tenet advanced funds to the Medical Center for insurance coverage, other operating costs and asset purchases during the nine months ended September 30, 2003 and 2004. Additionally, Tenet charged the Medical Center a management fee recorded in other operating expenses of $6,621,000 and $7,488,000 for the nine months ended September 30, 2003 and 2004, respectively, for administrative, financial, and technical support, which are generally allocated on a pro rata basis utilizing net operating revenues for all of Tenet’s hospitals. Such expense allocations to the Medical Center may not be representative of the costs to be incurred in the future or on a stand alone basis. Management believes the allocation method described above is reasonable.

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(c) Substantially all of the Medical Center’s professional and comprehensive general liability risks in excess of self-insured retentions, which vary by policy year from $1 million to $2 million per occurrence, are insured through wholly owned insurance subsidiaries of Tenet. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. The Medical Center is charged an allocation of cost by Tenet for its portion of cost relating to this program. The amount allocated to the Medical Center for these costs for the nine months ended September 30, 2003 and 2004 was approximately $1,953,000 and $1,845,000, respectively.

(d) Notes payable to affiliate of $162,000,000 as of September 30, 2004 consists of notes payable to an affiliate of the Medical Center for $117,000,000 and $45,000,000, bearing interest at 10% and payable in one principal installment on June 1, 2010. Interest expense for the nine months ended September 30, 2003 and 2004 was $12,150,000.

(e) The Medical Center has entered into agreements with FCI, whereby FCI provides directorship services related to teaching programs and nursing services related to chemotherapy. The Medical Center recognized expenses for these services of approximately $1,604,000 and $1,467,000 for the nine months ended September 30, 2003 and 2004, respectively. Also, the Medical Center has entered into agreements to provide FCI with emergency room physician services, infusion services and space rental within the Medical Center. The Medical Center recognized revenue for these services of approximately $3,137,000 and $2,279,000 for the nine months ended September 30, 2003 and 2004, respectively.

(6)	Claims and Lawsuits

      Tenet and the Medical Center are subject to a significant number of claims and lawsuits. Tenet is also the subject of federal and state agencies’ heightened and coordinated civil and criminal investigations and enforcement efforts, and has received subpoenas and other requests for information relating to a variety of subjects. In the present environment, management expects these enforcement activities to take on additional importance, that government enforcement activities will intensify, and that additional matters concerning Tenet and its subsidiaries may arise. Management also expects new claims and lawsuits to be brought against Tenet and its subsidiaries from time to time.

      The results of these claims and lawsuits cannot be predicted, and it is possible that the ultimate resolution of these claims and lawsuits, individually or in the aggregate, may have a material adverse effect on the Medical Center’s business both in the near and long term, financial position, results of operations or cash flows. Although Tenet and the Medical Center defend themselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from management and (4) could cause Tenet to close or sell hospitals or otherwise modify the way its business is conducted.

      Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where possible the loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. Tenet presently cannot determine the ultimate resolution of all investigations and lawsuits.

      Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below.

      In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the United States Attorney’s Office for the Central District of California, seeking documents from 1997 to 2003

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek information from Tenet, three intermediary corporate subsidiaries and subsidiaries that own or owned seven of Tenet’s Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

      The United States Department of Justice (DOJ), in conjunction with the Office of the Inspector General of the Department of Health and Human Services, has been investigating certain hospital billings to Medicare for inpatient stays reimbursed pursuant to the diagnosis-related groups (DRG) 79 (pneumonia), 415 (operating room procedure for infectious and parasitic diseases), 416 (septicemia) and 475 (respiratory system diagnosis with mechanical ventilator). The investigation is believed to have stemmed initially from the government’s nationwide pneumonia “upcoding” initiative and focuses on 103 acute care hospitals owned by subsidiaries of Tenet or its predecessors, including the Medical Center, during the period September 1992 through December 1998. In January 2003, the government filed a lawsuit in the United States District Court for the Central District of California in regard to this matter alleging violations of the federal False Claims Act and various common law theories of liability. The government seeks treble damages and other relief, including punitive damages. In November 2003, the District Court (1) granted Tenet’s motion to dismiss for failure to plead fraud with the requisite particularity, with leave to amend, (2) granted, in part, Tenet’s motion to sever, with leave to amend, and (3) dismissed, with prejudice, the government’s claims for unjust enrichment, disgorgement and recoupment. Pursuant to the District Court’s order, in February 2004, the government filed a Second Amended Complaint and two additional related complaints against Tenet and various subsidiaries alleging successor liabilities for claims submitted by predecessors of Tenet. On July 17, 2004, Tenet moved to dismiss Case No. CV-04-857-GAF, which alleges payment by mistake and other common law theories against certain hospitals for claims submitted to the Medicare program from September 6, 1992 to February 28, 1995, which was prior to our acquisition of such hospitals. On July 19, 2004, Tenet answered the remaining two complaints, Case Nos. CV-03-206-GAF and CV-04-859-GAF. At a hearing held on September 27, 2004, the District Court took the motion to dismiss under submission, and, as of October 25, 2004, a ruling on that motion is still pending. In the meantime, discovery has commenced and trial is set to begin March 6, 2007.

      The DOJ has been investigating certain hospital billings to Medicare for inpatient stays reimbursed under the DRG system from January 1, 1992 to June 30, 2000. The investigation has focused on the coding of patients’ post-discharge status. The investigation arose from the federal government’s nationwide transfer-discharge initiative. In March 2004, Tenet signed a definitive settlement agreement with the DOJ to resolve all civil claims against substantially all Tenet hospitals, including the Medical Center, with respect to the payment of certain claims submitted to Medicare for transfers of Medicare patients. Tenet has adequately provided for the settlement of this matter as of December 31, 2003 in its consolidated financial statements. No amount of the settlement has been allocated to the Medical Center as of September 30, 2004.

      Tenet, including the Medical Center, records reserves for claims and lawsuits when they are probable and reasonably estimable. In cases where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, Tenet, including the Medical Center, has not recognized all potential liabilities that may result. If adversely determined, the outcome of some of these matters could have a material adverse effect on the liquidity, financial position or results of operations of Tenet or the Medical Center.

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(7)	Subsequent Events

      In October 2004, Tenet announced that several of its subsidiaries, including the Company, had entered into a definitive agreement to sell three hospitals in Massachusetts, including the Hospital. The other hospitals are MetroWest Medical Center, consisting of Leonard Morse Hospital in Natick and Framingham Union Hospital in Framingham. Net after-tax proceeds, including the liquidation of working capital, are estimated to be approximately $167 million.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Saint Vincent Healthcare System, Inc.:

      We have audited the accompanying consolidated balance sheets of Saint Vincent Healthcare System, Inc. and subsidiaries (the Medical Center) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Medical Center’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saint Vincent Healthcare System, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As discussed in note 1(e) to the consolidated financial statements, effective June 1, 2002, the Medical Center changed its method of accounting for goodwill.

/s/ KPMG LLP

Dallas, Texas

June 25, 2004

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003

ASSETS
	2002	2003

Current assets:
Cash	$—	$369,713
Accounts receivable, less allowance for doubtful accounts of $2,359,133 and $4,053,240 in 2002 and 2003, respectively	34,865,992	41,897,780
Inventories of supplies, at cost	3,298,361	3,364,378
Prepaid expenses and other current assets	3,194,231	5,863,783

Total current assets	41,358,584	51,495,654
Property and equipment, net	76,737,540	74,928,104
Other intangible assets, net of accumulated amortization of $2,034,791 and $2,943,212 in 2002 and 2003, respectively	7,662,861	6,831,116
Investments	10,618,997	9,357,165

Total assets	$136,377,982	$142,612,039

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$9,718,749	$14,075,179
Medical claims incurred but not reported	28,732,015	11,699,981
Accrued employee compensation and benefits	5,312,758	6,265,838
Other current liabilities	8,375,688	5,720,423

Total current liabilities	52,139,210	37,761,421
Due to affiliate	43,512,473	89,157,480
Minority interest	10,613,997	9,352,165
Notes payable to affiliate	162,000,000	162,000,000
Other long-term liabilities	36,355	—

Total liabilities	268,302,035	298,271,066
Commitments and contingencies
Shareholder’s equity (deficit):
Common stock $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	31,306,220	31,306,220
Accumulated deficit	(163,231,273)	(186,966,247)

Total shareholder’s deficit	(131,924,053)	(155,659,027)

Total liabilities and shareholder’s deficit	$136,377,982	$142,612,039

See accompanying notes to consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

Net patient service revenue	$181,655,931	$193,675,288	$196,240,052
Other revenue	9,146,901	10,688,056	11,933,354

Net operating revenue	190,802,832	204,363,344	208,173,406

Operating expenses:
Salaries and benefits	96,863,243	103,232,899	112,603,509
Supplies	31,363,335	40,521,267	44,786,108
Provision for doubtful accounts	6,217,953	6,469,284	9,753,530
Other operating expenses	53,564,135	53,117,520	57,968,453
Depreciation	11,235,900	11,778,196	3,703,505
Goodwill amortization	3,068,964	1,278,735	—
Other amortization	840,407	988,214	908,421
Impairment of long-lived assets	—	192,996,528	—
Restructuring expenses	—	—	203,854

Total operating expenses	203,153,937	410,382,643	229,927,380

Loss from operations	(12,351,105)	(206,019,299)	(21,753,974)
Interest expense to affiliate	16,200,000	16,200,000	16,200,000
Investment (earnings) loss	(1,928,899)	3,182,801	1,261,831
Impairment of investment	—	6,415,161
Minority interest benefit	(179,101)	(1,197,622)	(1,261,831)

Loss before income taxes	(26,443,105)	(230,619,639)	(37,953,974)
Income tax benefit	(9,890,000)	(86,406,000)	(14,219,000)

Loss before cumulative effect of accounting change	(16,553,105)	(144,213,639)	(23,734,974)
Cumulative effect of accounting change, net of taxes	—	(63,642,412)	—

Net loss	$(16,553,105)	$(207,856,051)	$(23,734,974)

See accompanying notes to consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)
Years Ended December 31, 2001, 2002, and 2003

				Retained
	Common Stock		Additional	Earnings
			Paid-in	(Accumulated
	Shares	Amount	Capital	Deficit)	Total

Balance, December 31, 2000	1,000	1,000	$31,306,220	$61,177,883	$92,485,103
Net loss	—	—	—	(16,553,105)	(16,553,105)

Balance, December 31, 2001	1,000	1,000	31,306,220	44,624,778	75,931,998
Net loss	—	—	—	(207,856,051)	(207,856,051)

Balance, December 31, 2002	1,000	1,000	31,306,220	(163,231,273)	(131,924,053)
Net loss	—	—	—	(23,734,974)	(23,734,974)

Balance, December 31, 2003	1,000	1,000	$31,306,220	$(186,966,247)	$(155,659,027)

See accompanying notes to consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(16,553,105)	$(207,856,051)	$(23,734,974)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,235,900	11,778,196	3,703,505
Amortization	3,909,371	2,266,949	908,421
Provision for doubtful accounts	6,217,953	6,469,284	9,753,530
Cumulative effect of accounting change	—	63,642,412	—
Minority interest benefit	(179,101)	(1,197,622)	(1,261,831)
Deferred income tax expense (benefit)	12,939,000	(57,318,000)	8,111,000
Impairment of long-lived assets and investment	—	199,411,689	—
Restructuring expenses	—	—	203,854
Increase (decrease) in cash from changes in operating assets and liabilities:	(13,014,704)	(17,348,304)	(16,785,318)
Accounts receivable Inventories of supplies, prepaid expenses, and other current assets	611,287	466,430	(2,735,569)
Accounts payable, accrued, and other liabilities	3,819,275	3,267,350	(12,907,594)

Net cash provided by (used in) operating activities	8,985,876	3,582,333	(34,744,976)
Cash flows from investing activities:
Capital expenditures	(7,451,356)	(6,658,948)	(2,215,455)
Other investing activities	15,513	10,999	—

Net cash used in investing activities	(7,435,843)	(6,647,949)	(2,215,455)
Cash flows from financing activities:
Net change in due to affiliate	(1,550,033)	3,065,616	37,330,144

Net cash provided by (used in) financing activities	(1,550,033)	3,065,616	37,330,144

Net change in cash	—	—	369,713
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$369,713

Supplemental disclosures:
Interest paid through due to affiliate	16,200,000	16,200,000	16,200,000
Noncash transaction:
Accounts payable related to capital expenditures	28,788	(12,447)	232,663

Income tax payments are made at the parent company level.

See accompanying notes to consolidated financial statements.

SAINT VINCENT HEALTHCARE SYSTEM, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2003

(1)	Summary of Significant Accounting Policies

  (a)     Basis of Presentation

      Saint Vincent Healthcare System, Inc., a Delaware corporation (the “Company”), is an indirect, wholly-owned subsidiary of Tenet HealthSystem HealthCorp, which is a wholly-owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Company operates Saint Vincent Hospital (the “Hospital”) and certain other healthcare businesses related to the Hospital. The Hospital is a 348-bed acute care facility that provides inpatient, outpatient and emergency care services in the Worcester, Massachusetts service area.

      The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries (collectively, the “Medical Center”). All significant intercompany balances and transactions have been eliminated in consolidation.

      The accounting and reporting policies of the Medical Center conform to accounting principles generally accepted in the United States of America and prevailing practices for investor-owned entities within the healthcare industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

      In March 2003, Tenet announced that its fiscal year-end was retroactively changed to a December 31 calendar year-end from a May 31 fiscal year-end basis. Accordingly, the Medical Center has a calendar year-end effective December 31, 2002.

  (b)     Net Patient Service Revenue

      Net patient service revenue is recognized in the period when services are performed and is recorded based on established billing rates (gross charges) less estimated discounts for contractual allowances principally for patients covered by Medicare, Medicaid, managed care, and other health plans. Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in the consolidated statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). And, because Medicare requires that a hospital’s gross charges be the same for all patients (regardless of payor category), gross charges are also what hospitals charge all other patients prior to the application of discounts and allowances.

      Percentages of net patient service revenue, by payor type, for the Medical Center for the years ended December 31, 2001, 2002, and 2003 were as follows:

	2001	2002	2003

Medicare	27%	28%	23%
Medicaid	4%	5%	4%
Managed care	62%	62%	67%
Indemnity and other	7%	5%	6%

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more

SAINT VINCENT HEALTHCARE SYSTEM, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

prevalent in earlier periods, and certain other payments, which are based on the hospitals’ cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions, and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Medical Center could change by material amounts. The Medical Center records adjustments to its previously recorded contractual allowances in future periods, as final settlements are determined. Adjustments related to cost report settlements decreased net patient service revenue by approximately $2,988,000 and $124,000 during the years ended December 31, 2001 and 2002, respectively.

      Prior to the year ended December 31, 2003, the Medical Center recorded estimates for contractual allowances and cost report settlements based on amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. During the year ended December 31, 2003, the Medical Center completed the implementation of a new system and methodology for recording Medicare net revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on its cost reports. Beginning in the year ended December 31, 2003, for filed cost reports, the Medical Center now records the accrual based on those cost reports and subsequent activity, and records a valuation allowance against those cost reports based on historical settlement trends. For the year ended December 31, 2003, the accrual is recorded based on estimates of what the Medical Center expects to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within the five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual may be adjusted accordingly. This change in approach, which was implemented at the same time by Tenet and its subsidiaries, including the Medical Center, was inseparable from a change in estimate and decreased net patient service revenue by approximately $13,828,000 during the year ended December 31, 2003.

      Outlier payments, which were established by Congress as part of the diagnosis-related groups (DRG) prospective payment system, are additional payments made to hospitals for treating Medicare patients who are costlier to treat than the average patient. A hospital receives outlier payments when its defined costs (gross charges adjusted by the hospital’s historical cost-to-charge ratio) exceed a certain threshold established annually by the Centers for Medicare and Medicaid Services (CMS). As mandated by Congress, CMS must limit total outlier payments to between 5% and 6% of total DRG payments. CMS annually changes the threshold in order to bring expected outlier payments within the mandated limit. A change to the cost threshold affects total outlier payments by changing (1) the number of cases that qualify for outlier payments, and (2) the dollar amount hospitals receive for those cases that still qualify. The most recent change to the cost outlier threshold became effective on October 1, 2003.

      Prior to October 1, 2003, CMS used a hospital’s most recently settled cost report to set the hospital’s outlier cost-to-charge ratio. Those settled cost reports typically were two to three years old. Additionally, if a hospital’s cost-to-charge ratio fell below a certain threshold (derived from the cost-to-charge ratios for all hospitals nationwide), then the cost-to-charge ratio used to calculate Medicare outlier payments defaulted to the statewide average for that hospital’s particular state, which was considerably higher. The statewide average was also used when settled cost reports were not available (such as with newly constructed or certain acquired hospitals).

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      During 2003, CMS issued new regulations governing the calculation of outlier payments to hospitals. These regulations, which became effective August 8, 2003, included the following changes:

      For discharges on or after August 8, 2003 and before October 1, 2003:

•	The ratio of cost to charges would be based on the rules in effect prior to August 8, 2003 unless CMS (through its fiscal intermediaries) determined that an alternative ratio of cost to charges should be used.

•	Newly constructed or certain acquired hospitals for which a settled cost report was not available would continue to be paid on the statewide ratio of cost to charges.

•	There would be no change to the cost outlier threshold.

      For discharges on or after October 1, 2003:

•	The ratio of cost to charges is based on the latest of either the most recently submitted or the most recently settled cost reports to calculate the cost-to-charge ratio for outlier payments.

•	The use of the statewide average cost-to-charge ratio for hospitals with very low cost-to-charge ratios is discontinued.

•	Medicare fiscal intermediaries have been given specific criteria for identifying hospitals that may have received inappropriately high outlier payments. The intermediaries are authorized to recover overpayments, including interest, if the actual costs of a hospital stay (which are reflected in the settled cost report) were less than those claimed by the provider or if there were indications of abuse.

•	To avoid overpayments or underpayments of outlier cases, hospitals may request changes to their cost-to-charge ratio (in much the same way that an individual taxpayer can adjust the amount of withholding from income).

      On January 6, 2003, Tenet voluntarily submitted a proposal to CMS that would reduce outlier payments to its hospitals, including the Medical Center, retroactive to January 1, 2003. This proposal, issuance of new regulations governing the calculation of outliers, and other factors resulted in a reduction of Medicare outlier revenue recognized by the Medical Center from approximately $591,000 for the year ended December 31, 2002 to approximately $507,000 for the year ended December 31, 2003. Outlier revenue recognized by the Medical Center for the year ended December 31, 2001 was approximately $1,380,000.

      Tenet’s proposal to CMS included a provision to reconcile the payments it would receive under Tenet’s proposed interim arrangement to those it would have received if the new CMS rules had gone into effect on January 1, 2003 up to the effective date of the final rules and regulations (the Reconciliation Period). Effective August 8, 2003, outlier payments to Tenet subsidiary hospitals, including the Medical Center, are being calculated by the fiscal intermediary in accordance with the final rule, which applies to all hospitals. As stipulated by Tenet’s voluntary outlier payment reduction proposal, Tenet prepared the reduction period reconciliation based on instructions Tenet received from CMS and its fiscal intermediary. Those initial instructions were subsequently revised by CMS, and Tenet submitted an updated reconciliation based on revised instructions. The fiscal intermediary is currently reviewing the updated reconciliation. The final determination and outcome of outlier payments under the arrangement is subject to further review and approval by CMS. Although Tenet earlier expected the fiscal intermediary’s and CMS’s determination with respect to the reconciliation to be made prior to December 31, 2003, additional clarification regarding the reconciliation has delayed a final determination. Based on the recent clarification, the final outcome could result in a material increase to the ultimate amount of outlier revenue

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Tenet, including the Medical Center, could potentially recognize for the Reconciliation Period, but this remains unknown at this point.

      Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under all the above arrangements. Management is not aware of any material claims, disputes or unsettled matters with payors not adequately provided for in the accompanying consolidated financial statements.

      Revenues under managed care health plans are determined primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates, and other similar contractual arrangements combined with stop-loss payments (for high-cost patients) and pass-through payments (for high-cost devices and pharmaceuticals). These revenues are also subject to review and possible audit by the payors.

      The Medical Center provides care without charge to certain patients and, for other charity care patients who meet certain financial or economic criteria, the amount of gross charges is discounted whereby the amount billed is substantially lower than established charges. Because the Medical Center’s policy is to not pursue collection of amounts determined to qualify as charity care, they are not reported in net patient service revenue or in operating expenses. The amount of charges forgone under the charity policy for the years ended December 31, 2001, 2002, and 2003 was approximately $8,582,000, $9,971,000, and $10,552,000, respectively. The Commonwealth of Massachusetts operates an Uncompensated Care Pool (the “Pool”), which is primarily funded by Massachusetts acute care hospitals, along with federal and state governments and private sector payors. All Massachusetts hospitals share in any liability attributable to free care expenditures in excess of an established cap based on their share of total patient care costs. The Medical Center is obligated to contribute to the Pool. The Medical Center estimated its liability to the Pool based upon current information, which is subject to retroactive revision upon final determination of actual statewide uncompensated care costs. The Commonwealth of Massachusetts has determined final settlements with respect to the Pool through 1998. The estimated liability to the Pool is reflected in other current liabilities in the accompanying consolidated balance sheet. For the years ended December 31, 2001, 2002 and 2003, the Medical Center’s contribution to the Pool, net of recoveries from the Pool, were approximately $857,000, $420,000 and $1,286,000, respectively.

  (c)     Provision for Doubtful Accounts

      The Medical Center provides for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable, historical collection experience for each type of payor and other relevant factors.

      During the year ended December 31, 2003, the Medical Center recorded additional provisions for doubtful accounts of approximately $998,000 to write down its patient receivables to their estimated net realizable value. The significant increase in the provision for doubtful accounts resulted primarily from an adverse change in the Medical Center’s business mix as admissions of uninsured patients grew at an escalating rate. The Medical Center believes these new trends are due to a combination of broad economic factors, including higher unemployment rates, increasing numbers of patients who are uninsured, and the increasing burden of co-payments to be made by patients instead of insurers. Additionally, many of these patients are being admitted through the emergency department and often require more costly care, resulting in higher billings, which are the least collectible of all accounts.

      The additional charge consisted of two components (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

managed care accounts receivable in light of recent trends. The Medical Center’s practice is to write down all self-pay accounts receivable, including accounts receivable related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value as they age over the course of 120 days, at which time any uncollected balances are assigned to an in-house collection agency. Prior to the year ended December 31, 2003, the Medical Center employed a methodology that utilized graduated write-downs that escalated toward the end of the 120-day period. Given the speed and severity of the new trends in self-pay account collection, the Medical Center changed to a straight-line write-down methodology during the year ended December 31, 2003.

  (d)     Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and impairment write-downs related to assets held and used. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred.

      The Medical Center uses the straight-line method of depreciation for buildings, building improvements, and equipment over their estimated useful lives as follows:

Buildings and improvements	25 to 50 years
Equipment	3 to 15 years

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted June 1, 2002, the Medical Center evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future net cash flows. However, there is an evaluation performed at least annually. Fair value estimates are derived from independent appraisals, established market values of comparable assets or internal calculations of estimated future net cash flows. The estimates of future net cash flows are based on assumptions and projections believed by management to be reasonable and supportable. These assumptions take into account patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns. Based on significant reductions in cash flows from operations, an impairment evaluation was performed as of December 31, 2002 and, based on an independent appraisal, the Medical Center recorded an impairment charge of $192,996,528 (see note 9).

      Long-lived assets to be disposed of are reported at the lower of either their carrying amounts or fair values less costs to sell or close. In such circumstances, the Medical Center’s estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal calculations of estimated future net cash flows.

  (e)     Goodwill

      Goodwill represents the excess of costs over the fair value of assets of businesses acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which the Medical Center adopted June 1, 2002, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are subject to impairment tests performed at least annually. If the Medical Center finds the carrying value of goodwill or other intangible assets with an indefinite useful life to be impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, then the Medical Center must reduce the carrying value, including any allocated goodwill, to fair value. In such circumstances, the Medical Center’s estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal calculations of estimated future net cash flows. In accordance with SFAS No. 142, the Medical Center

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

completed its initial transitional impairment evaluation and, as a result of the evaluation, recorded an impairment charge of $63,642,412, which is reflected as a cumulative effect of an accounting change, net of an income tax benefit of $38,138,000, in the accompanying consolidated statements of operations (see note 11).

      Prior to the adoption of the new standard, goodwill was amortized on a straight-line basis over 40 years.

      The table below presents the Medical Center’s net loss for the years ended December 31, 2001, 2002 and 2003 as if the cessation of goodwill amortization had occurred as of January 1, 2001.

	2001	2002	2003

Net loss, as reported	$(16,553,105)	$(207,856,051)	$(23,734,974)
Goodwill amortization, net of applicable income tax benefits	1,919,554	799,577	—

Pro forma net loss	$(14,633,551)	$(207,056,474)	$(23,734,974)

  (f)     Other Intangible Assets

      Other intangible assets consist primarily of capitalized software costs, which are amortized using the straight-line method over the estimated useful life of the software, which ranges from 3 to 15 years.

  (g)     Investments

      Investments consist primarily of a 45% investment in Fallon Clinic, Inc. (FCI), a multi-specialty physician practice, which is accounted for under the equity method of accounting.

  (h)     Medical Claims Incurred but not Reported

      The Medical Center records estimates of claims incurred but not reported (IBNR) payable to Fallon Community Health Plan (FCHP), an affiliate of FCI, for its obligations under risk sharing agreements. Claims incurred but not reported are estimated using historical claims patterns, current enrollment trends, hospital preauthorizations, member utilization patterns, timeliness of claims submissions, and other factors. These estimates are periodically reviewed and any adjustments are reflected prospectively in operations.

      The Medical Center believes that IBNR claims reserves are adequate to satisfy ultimate claims liabilities; however, establishment of IBNR claims estimates is an inherently uncertain process and actual experience could result in prospective revisions to these estimated reserves.

      The Medical Center had agreements with FCHP during 2001, 2002 and 2003 to provide medical services to participants in FCHP’s health plan (HMO). During 2001 and 2002, under the agreements with FCHP, the Medical Center received monthly capitation payments based on the number of HMO participants, regardless of the services actually performed by the Medical Center. Capitation payments are recognized as revenue during the period in which the Medical Center is obligated to provide the services to the HMO participants. In addition, the Medical Center paid amounts to FCHP for out-of-network hospital services, which are reflected as a reduction of net patient service revenue. During 2003, the agreement with FCHP paid the Medical Center under a discounted fee-for-service arrangement. Net patient service revenue recognized by the Medical Center under agreements with FCHP for the years ended December 31, 2001, 2002 and 2003 were approximately $81,100,000, $93,300,000 and $92,500,000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

  (i)     Income Taxes

      Tenet files consolidated federal and Commonwealth of Massachusetts income tax returns, both of which include the operating results of the Medical Center. Tenet allocates taxes to the Medical Center on a separate return basis whereby current and deferred taxes are allocated to the Medical Center pursuant to the asset and liability method as if the Medical Center were a separate taxpayer. For balance sheet purposes, such allocations are recorded in “Due to affiliate.”

  (j)     Minority Interest

      The Medical Center owns a 90% interest in a limited liability corporation that owns and operates the Hospital. The remaining 10% is owned by FCI.

(2)     Property and Equipment

      Property and equipment consist of the following as of December 31, 2002 and 2003:

	2002	2003

Land	$7,723,670	$7,723,670
Buildings and improvements	59,544,412	59,257,996
Equipment	9,370,235	10,134,625
Construction in progress	99,223	1,246,431

	76,737,540	78,362,722
Less accumulated depreciation (note 9)	—	(3,434,618)

Property and equipment, net	$76,737,540	$74,928,104

(3)	Related Party Transactions

      Related party transactions include the following:

(a) The Medical Center has a cash management arrangement with Tenet. Pursuant to this arrangement, the Medical Center’s cash receipts are funded by Tenet through a zero-balance bank account as checks are presented for payment. Medical Center cash on deposit in the accounts of Tenet is presented net of amounts payable to Tenet and is classified in “Due to affiliate” in the accompanying consolidated balance sheets, a non interest-bearing account.

(b) Tenet advanced funds to the Medical Center for insurance coverage, other operating costs and asset purchases during the years ended December 31, 2001, 2002, and 2003. Additionally, Tenet charged the Medical Center a management fee recorded in other operating expenses of $6,288,836, $5,301,793, and $9,419,634 for the years ended December 31, 2001, 2002, and 2003, respectively, for administrative, financial, and technical support, which are generally allocated on a pro rata basis utilizing net operating revenues for all of Tenet’s hospitals. Such expense allocations to the Medical Center may not be representative of the costs to be incurred in the future or on a stand alone basis. Management believes the allocation method described above is reasonable.

(c) Substantially all of the Medical Center’s professional and comprehensive general liability risks in excess of self-insured retentions, which vary by policy year from $1 million to $2 million per occurrence, are insured through wholly owned insurance subsidiaries of Tenet. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. The Medical Center is charged an allocation of cost by Tenet for its portion of cost relating to this program. The amount

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

allocated to the Medical Center for these costs for the years ended December 31, 2001, 2002, and 2003 was $2,002,194, $2,972,779, and $2,820,358, respectively.

(d) Notes payable to affiliate of $162,000,000 as of December 31, 2002 and 2003 consists of notes payable to an affiliate of the Medical Center for $117,000,000 and $45,000,000, bearing interest at 10% and payable in one principal installment on June 1, 2010. Interest expense for each of the years ended December 31, 2001, 2002 and 2003 was $16,200,000.

(e) The Medical Center has entered into agreements with FCI whereby FCI provides directorship services related to teaching programs and nursing services related to chemotherapy. The Medical Center recognized expenses for these services of approximately $1,550,000, $2,020,000 and $2,105,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Also, the Medical Center has entered into agreements to provide FCI with emergency room physician services, infusion services and space rental within the Medical Center. The Medical Center recognized revenue for these services of approximately $2,265,000, $4,170,000 and $4,525,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

(4)     Claims and Lawsuits

      Tenet and the Medical Center are subject to a significant number of claims and lawsuits. Tenet is also the subject of federal and state agencies’ heightened and coordinated civil and criminal investigations, and enforcement efforts, and has received subpoenas and other requests for information relating to a variety of subjects. In the present environment, management expects these enforcement activities to take on additional importance, that government enforcement activities will intensify, and that additional matters concerning Tenet and its subsidiaries may arise. Management also expects new claims and lawsuits to be brought against Tenet and its subsidiaries from time to time.

      The results of these claims and lawsuits cannot be predicted, and it is reasonably possible that the ultimate resolution of these claims and lawsuits, individually or in the aggregate, may have a material adverse effect on the Medical Center’s business both in the near and long term, financial position, results of operations or cash flows. Although Tenet and the Medical Center defend themselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from management and (4) could cause Tenet to close or sell hospitals or otherwise modify the way its business is conducted. Reserves for claims and lawsuits are recorded when they are probable and reasonably estimable.

      Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below. In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the United States Attorney’s Office for the Central District of California, seeking documents since 1997 related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek information from Tenet, three intermediary corporate subsidiaries and subsidiaries that own seven of Tenet’s Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

      The United States Department of Justice (DOJ), in conjunction with the Office of the Inspector General of the Department of Health and Human Services, has been investigating certain hospital billings

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to Medicare for inpatient stays reimbursed pursuant to the diagnosis-related groups (DRG) 79 (pneumonia), 415 (operating room procedure for infectious and parasitic diseases), 416 (septicemia) and 475 (respiratory system diagnosis with mechanical ventilator). The investigation is believed to have stemmed initially from the government’s nationwide pneumonia “upcoding” initiative and focuses on 103 acute care hospitals owned by subsidiaries of Tenet or its predecessors, including the Medical Center, during the period September 1992 through December 1998. In January 2003, the government filed a lawsuit in the United States District Court for the Central District of California in regard to this matter alleging violations of the federal False Claims Act and various common law theories of liability. The government seeks treble damages and other relief, including punitive damages. In November 2003, the District Court (1) granted Tenet’s motion to dismiss for failure to plead fraud with the requisite particularly, with leave to amend, (2) granted, in part, Tenet’s motion to sever, with leave to amend, and (3) dismissed, with prejudice, the government’s claims for unjust enrichment, disgorgement and recoupment. Pursuant to the District Court’s order, in February 2004, the government filed a Second Amended Complaint and two additional related complaints against Tenet and various subsidiaries alleging successor liabilities for claims submitted by predecessors of Tenet. Tenet has not yet responded to these complaints. No trial date has been set in the case.

      The DOJ has been investigating certain hospital billings to Medicare for inpatient stays reimbursed under the DRG system from January 1, 1992 to June 30, 2000. The investigation has focused on the coding of patients’ post-discharge status. The investigation arose from the federal government’s nationwide transfer-discharge initiative. In March 2004, Tenet signed a definitive settlement agreement with the DOJ to resolve all civil claims against substantially all Tenet hospitals, including the Medical Center, with respect to the payment of certain claims submitted to Medicare for transfers of Medicare patients. Tenet has adequately provided for the settlement of this matter as of December 31, 2003 in its consolidated financial statements. No amount of the settlement has been allocated to the Medical Center as of December 31, 2003.

(5)	Benefit Plan

      Substantially all employees assigned to perform duties for the Medical Center, upon qualification, are eligible to participate in Tenet’s defined contribution 401(k) plan. Employees who elect to participate may contribute 1% to 20% for the period January 1, 2001 through December 31, 2002 and 1% to 25% for the period January 1, 2003 through December 31, 2003 of their eligible compensation, and Tenet matches such contributions up to a maximum percentage. Expenses allocated to the Medical Center during the years ended December 31, 2001, 2002, and 2003 for the plan were $938,918, $1,313,382, and $1,997,650, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(6)	Leases

      The Medical Center has several noncancelable operating leases, primarily for office space and medical equipment that expire at various dates. The following is a schedule of future minimum operating lease payments that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003:

Year ending December 31:
2004	$666,281
2005	673,051
2006	675,312
2007	677,619
2008	119,971
Thereafter	247,181

$3,059,415

      Total rental expense during the years ended December 31, 2001, 2002, and 2003 for all operating leases was $2,359,227, $2,080,537, and $1,989,573, respectively.

(7)	Income Taxes

      Income tax expense (benefit) allocated by Tenet on a separate return basis for the years ended December 31, 2001, 2002, and 2003 consists of:

	2001	2002	2003

Current:
Federal	$(20,529,000)	$(26,137,000)	$(20,046,000)
State	(2,300,000)	(2,951,000)	(2,284,000)

	(22,829,000)	(29,088,000)	(22,330,000)

Deferred:
Federal	11,635,000	(51,502,000)	7,281,000
State	1,304,000	(5,816,000)	830,000

	12,939,000	(57,318,000)	8,111,000

	$(9,890,000)	$(86,406,000)	$(14,219,000)

      The total amount of the net deferred tax asset included in “Due to affiliate” as of December 31, 2002 and 2003 was approximately $76,326,000 and $68,216,000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      A reconciliation between the amount of reported income tax benefit and the amount computed by multiplying loss before tax by the statutory Federal income tax rate is shown below:

	2001		2002		2003

	Amount	Percent	Amount	Percent	Amount	Percent

Tax benefit at statutory federal rate	$(9,255,000)	35.0%	$(80,717,000)	35.0%	$(13,284,000)	35.0%
State income taxes, net of federal income tax impact	(648,000)	2.4%	(5,698,000)	2.5%	(945,000)	2.5%
Other	13,000	0.0%	9,000	0.0%	10,000	0.0%

Tax benefit	$(9,890,000)	37.4%	$(86,406,000)	37.5%	$(14,219,000)	37.5%

      Deferred tax assets and liabilities as of December 31, 2002 and 2003 relate to the following:

	2002		2003

	Assets	Liabilities	Assets	Liabilities

Depreciation and fixed asset basis differences	$45,722,000	$—	$39,685,000	$—
Receivables — doubtful accounts and adjustments	—	842,000	2,635,000	—
Accrual for insurance risks	1,938,000	—	2,316,000	—
Intangible assets	5,409,000	—	4,654,000	—
Benefit plans	261,000	—	617,000	—
Investments and other assets	19,153,000	—	19,280,000	—
Other items	4,685,000	—	—	971,000

	$77,168,000	$842,000	$69,187,000	$971,000

      Management of the Medical Center believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income. Accordingly, no valuation allowance has been established.

(8)	Disclosures About Fair Value of Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying value of the “Due to affiliate” account, while classified as long-term since the total account balance is not required to be settled within one year, approximates fair value based on the high level of cash receipts and disbursements routinely processed through this account. The carrying value of notes payable to affiliate approximates fair value.

(9)	Impairment of Long-Lived Assets

      During 2002, the Medical Center experienced significant reductions in cash flows from operations, which indicated that the carrying value of the Medical Center’s long-lived assets may not be fully recoverable. As a result, the Medical Center recorded an impairment charge of $192,996,528 to write-down the carrying value of its long-lived assets to their estimated fair value based upon an independent appraisal. The writedown of the long-lived assets resulted in a new cost basis in the assets.

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(10)	Impairment of Investment

      During 2002, due to recurring losses and anticipated future losses of the equity method investee, the Medical Center determined that its investment in FCI was impaired and that such impairment was other-than-temporary. As a result of the analysis, the Medical Center recorded an impairment charge of $6,415,161 to write-down the investment to its estimated fair value.

(11)	Cumulative Effect of Accounting Change

      On June 1, 2002, the Medical Center changed its method of accounting for goodwill in accordance with SFAS No. 142. The Medical Center completed its transitional goodwill impairment evaluation as of November 30, 2002 and, as a result of the analysis, recorded an impairment charge of $63,642,412, which is reflected as a cumulative effect of an accounting change, net of an income tax benefit of $38,138,000, in the accompanying consolidated statements of operations.

(12)	Restructuring Expenses

      During the year ended December 31, 2003, the Medical Center recorded restructuring expenses of $203,854 for severance and benefits associated with Tenet’s plans to reduce operating expenses through the reduction of staff.

(13)	Liquidity

      The Medical Center has had losses from operations, negative cash flows from operations and a shareholder’s deficit, which raises concerns regarding the Medical Center’s liquidity. The Medical Center has a working capital surplus as of December 31, 2003 and Tenet has continued to provide funding for the operations of the Medical Center as needed.

(14)	Subsequent Events

      On January 28, 2004 Tenet announced its intent to seek to sell the Hospital operated by the Company.

      In June 2004, an arbitration hearing was concluded with respect to a contractual dispute involving a managed care contract with FCHP. As a result of this arbitration, the Medical Center expects to recognize additional revenue of approximately $12 million for services provided prior to December 31, 2003. The Medical Center will recognize this additional revenue as net patient service revenue during 2004.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

September 30, 2004

ASSETS
Current assets:
Cash	$588,000
Accounts receivable, less allowance for doubtful accounts of $6,984,000	22,001,000
Inventories of supplies, at cost	3,097,000
Prepaid expenses and other current assets	3,364,000

Total current assets	29,050,000
Property and equipment, net	61,076,000
Goodwill	5,028,000
Other intangible assets, net of accumulated amortization of $1,830,000	4,788,000
Investments and other assets	200,000

Total assets	$100,142,000

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$9,370,000
Accrued employee compensation and benefits	7,310,000
Other current liabilities	9,841,000

Total current liabilities	26,521,000
Due to affiliate	43,085,000
Note payable to affiliate	60,000,000

Total liabilities	129,606,000
Commitments and contingencies
Shareholder’s equity (deficit):
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	15,168,000
Accumulated deficit	(44,633,000)

Total shareholder’s deficit	(29,464,000)

Total liabilities and shareholder’s deficit	$100,142,000

See accompanying notes to condensed consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Nine months ended September 30, 2003 and 2004

	2003	2004

Net patient service revenue	$150,031,000	$149,040,000
Other revenue	5,084,000	3,483,000

Net operating revenue	155,115,000	152,523,000

Operating expenses:
Salaries and benefits	79,886,000	83,315,000
Supplies	20,675,000	24,272,000
Provision for doubtful accounts	7,996,000	10,466,000
Other operating expenses	34,185,000	36,398,000
Depreciation	3,485,000	4,281,000
Amortization	262,000	337,000

Total operating expenses	146,489,000	159,069,000

Income (loss) from operations	8,626,000	(6,546,000)
Interest expense to affiliate	4,500,000	4,500,000
Minority interest expense	1,107,000	—

Income (loss) before income taxes	3,019,000	(11,046,000)
Income tax expense (benefit)	1,131,000	(4,138,000)

Net income (loss)	$1,888,000	$(6,908,000)

See accompanying notes to condensed consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Nine months ended September 30, 2003 and 2004

	2003	2004

Cash flows from operating activities:
Net income (loss)	$1,888,000	$(6,908,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,485,000	4,281,000
Amortization	262,000	337,000
Provision for doubtful accounts	7,996,000	10,466,000
Minority interest expense	1,107,000	—
Increase (decrease) in cash from changes in operating assets and liabilities:
Accounts receivable	(18,584,000)	(7,270,000)
Inventories of supplies, prepaid expenses, and other current assets	2,853,000	465,000
Accounts payable, accrued, and other liabilities	166,000	277,000

Net cash provided by (used in) operating activities	(827,000)	1,648,000

Cash flows from investing activities:
Capital expenditures	(6,721,000)	(1,301,000)
Purchase of minority interest partnership units	(20,134,000)	—
Other investing activities	(665,000)	2,000

Net cash used in investing activities	(27,520,000)	(1,299,000)

Cash flows provided by financing activity:
Net change in due to affiliate	28,358,000	147,000

Net change in cash	11,000	496,000
Cash, beginning of period	51,000	92,000

Cash, end of period	$62,000	$588,000

Supplemental disclosures:
Interest paid through due to affiliate	4,500,000	4,500,000

Income tax payments are made at the parent company level.

See accompanying notes to condensed consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

Notes To Unaudited Condensed Consolidated Financial Statements

(1)	Basis of Presentation and Organization

      Tenet HealthSystem MW, Inc., a Massachusetts corporation (the Company), is a wholly-owned subsidiary of Tenet HealthSystem HealthCorp, which is a wholly-owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Company operates Metrowest Medical Center (the Hospital) and certain other healthcare businesses related to the Hospital. The Hospital includes two acute care facilities that provide inpatient, outpatient and emergency care services: a 281-bed facility located in Framingham, MA, and a 194-bed facility located in Natick, MA.

      The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the Medical Center) and have been prepared in conformity with accounting principles generally accepted in the United States of America for interim reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. Management believes the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and the results of operations for the periods presented.

      Operating results for the nine-month period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year. Reasons for this include, among others: overall revenue and cost trends, particularly recent trends in patient accounts receivable collectibility and associated increases in provisions for doubtful accounts; the timing and magnitude of price changes; fluctuations in contractual allowances; changes in Medicare regulations; the timing and magnitude of negotiations and resolutions of disputes with managed care companies; levels of malpractice expense and settlement trends; impairment of long-lived assets; restructuring charges; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, results of operations include, but are not limited to (1) unemployment levels, (2) the business environment of the local communities, (3) the number of uninsured and underinsured individuals in the local communities, (4) seasonal cycles of illness, (5) climate and weather conditions, (6) vacation patterns of both patients and physicians, (7) local health cares competitors and (8) other factors relating to the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

      The interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2003.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

Notes To Unaudited Condensed Consolidated Financial Statements —  (Continued)

(2)	Property and Equipment

      Property and equipment consist of the following as of September 30, 2004 and December 31, 2003:

	September 30,	December 31,
	2004	2003

Land	$5,983,000	$6,359,000
Buildings and improvements	37,679,000	39,201,000
Equipment	36,013,000	35,455,000
Construction in progress	2,690,000	1,174,000

	82,365,000	82,189,000
Less accumulated depreciation	(21,289,000)	(17,356,000)

Property and equipment, net	$61,076,000	$64,833,000

(3)	Net Patient Service Revenue

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, and certain other payments, which are based on Medical Center’s cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review and it can take several years until final settlement of such matters are completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Medical Center could change by material amounts. Adjustments for valuation allowances and prior-year cost report settlements increased net patient service revenue by approximately $8,203,000 in the nine-month period ended September 30, 2003 and decreased net patient service revenue by approximately $141,000 in the nine-month period ended September 30, 2004.

      Prior to the fourth quarter of 2003, the Medical Center recorded estimates for contractual allowances and cost report settlements based on the amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In the fourth quarter of 2003, the Medical Center completed the implementation of a new system and estimation process for recording Medicare net revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on the Medical Center’s cost reports. For filed cost reports, the Medical Center now records the accrual based on those cost reports and subsequent activity, and records a valuation allowance against those cost reports based on historical settlement trends. Beginning in the fourth quarter of 2003, the accrual is recorded based on estimates of what the Medical Center expects to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within the five months after the end of the annual cost reporting period. After the cost report is filed, the accrual may be adjusted accordingly. This change in approach during 2003 was inseparable from a change in estimate.

      Revenues under managed care health plans are based primarily on payment terms involving predetermined rates per diagnosis, per diem rates, discounted fee-for-service rates, stop-loss payment provisions and/or other similar contractual arrangements. These revenues also are subject to review and possible audit by the payers.

      The Medical Center believes that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. The Medical Center is not aware of any material claims, disputes or unsettled matters with any payers for which it has not adequately provided for in the accompanying condensed consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

Notes To Unaudited Condensed Consolidated Financial Statements —  (Continued)

(4)	Provision for Doubtful Accounts

      The Medical Center provides for an allowance against accounts receivable for an amount that could become uncollectible whereby such receivables are reduced to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable, its historical collection experience by each type of payor and other relevant factors.

      During the nine months ended September 30, 2003, the Medical Center recorded additional provisions for doubtful accounts of approximately $931,000 to write down its patients accounts receivables to their estimated net realizable value. The additional charge during the nine months ended September 30, 2003 consisted of two components (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and managed care accounts receivable in light of the trends at that time.

      During the nine months ended September 30, 2004, the Medical Center further modified its process for estimating and writing down all existing self-pay accounts (and all future self-pay accounts receivable when they are recorded) to their net realizable value, resulting in an additional provision for doubtful accounts in the amount of approximately $3,211,000. This change in how the Medical Center estimates the net realizable value of self-pay accounts was primarily attributable to the continued increase in numbers of uninsured and underinsured patients.

(5)	Related Party Transactions

      Related party transactions include the following:

(a) The Medical Center has a cash management arrangement with Tenet. Pursuant to this arrangement, the Medical Center’s cash receipts are funded by Tenet through a zero-balance bank account as checks are presented for payment. Medical Center cash on deposit in the accounts of Tenet is presented net of amounts payable to Tenet and is classified in “Due to affiliate” in the accompanying condensed consolidated balance sheet, a non interest-bearing account.

(b) Tenet advanced funds to the Medical Center for insurance coverage, other operating costs and asset purchases during the nine months ended September 30, 2003 and 2004. Additionally, Tenet charged the Medical Center a management fee recorded in other operating expenses of $6,261,000 and $7,611,000 for the nine months ended September 30, 2003 and 2004, respectively, for administrative, financial and technical support, which are generally allocated on a pro rata basis utilizing net operating revenues for all of Tenet’s hospitals. Such expense allocations to the Medical Center may not be representative of the costs to be incurred in the future or on a stand alone basis. Management believes the allocation method described above is reasonable.

(c) Substantially all of the Medical Center’s professional and comprehensive general liability risks in excess of self-insured retentions, which vary by policy year from $1 million to $2 million per occurrence, are insured through wholly owned insurance subsidiaries of Tenet. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. The Medical Center is charged an allocation of cost by Tenet for its portion of cost relating to this program. The amount allocated to the Medical Center for these costs for the nine months ended September 30, 2003 and 2004 was approximately $1,820,000 and $1,533,000, respectively.

(d) Note payable to affiliate of $60,000,000 as of September 30, 2003 and 2004 consists of a note payable to an affiliate of the Medical Center, bearing interest at 10% and payable in one principal installment on March 5, 2009. Interest expense for each of the nine months ended September 30, 2003 and 2004 was $4,500,000.

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

Notes To Unaudited Condensed Consolidated Financial Statements —  (Continued)

(6)	Claims and Lawsuits

      Tenet and the Medical Center are subject to a significant number of claims and lawsuits. Tenet is also the subject of federal and state agencies’ heightened and coordinated civil and criminal investigations and enforcement efforts, and has received subpoenas and other requests for information relating to a variety of subjects. In the present environment, management expects these enforcement activities to take on additional importance, that government enforcement activities will intensify, and that additional matters concerning Tenet and its subsidiaries may arise. Management also expects new claims and lawsuits to be brought against Tenet and its subsidiaries from time to time. Tenet is indemnified by HCA Inc., which owned a 79.9% interest in the Hospital prior to the Company acquiring its 79.9% interest in the Hospital on March 6, 1999, for certain claims related to the period from May 1, 1996 through March 5, 1999.

      The results of these claims and lawsuits cannot be predicted, and it is possible that the ultimate resolution of these claims and lawsuits, individually or in the aggregate, may have a material adverse effect on the Medical Center’s business (both in the near and long term), financial position, results of operations or cash flows. Although Tenet and the Medical Center defend themselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from management and (4) could cause Tenet to close or sell hospitals or otherwise modify the way its business is conducted.

      Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where the possible loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. Tenet presently cannot determine the ultimate resolution of all investigations and lawsuits.

      Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below.

      In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the United States Attorney’s Office for the Central District of California, seeking documents from 1997 to 2003 related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek information from Tenet, three intermediary corporate subsidiaries and subsidiaries that own or owned seven of Tenet’s Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

      Tenet, including the Medical Center, records reserves for claims and lawsuits when they are probable and reasonably estimable. In cases where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, Tenet, including the Medical Center, has not recognized all potential liabilities that may result. If adversely determined, the outcome of some of these matters could have a material adverse effect on the liquidity, financial position or results of operations of Tenet or the Medical Center

(7)	Subsequent Events

      In October 2004, Tenet announced that several of its subsidiaries, including the Company, had entered into a definitive agreement to sell three hospitals in Massachusetts, including the Hospital. The other hospital is St. Vincent Hospital in Worcester. Net after-tax proceeds, including the liquidation of working capital, are estimated to be approximately $167 million.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2003
(With Report of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Tenet Healthsystem MW, Inc.:

      We have audited the accompanying consolidated balance sheets of Tenet HealthSystem MW, Inc. and subsidiaries (the Medical Center) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Medical Center’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet HealthSystem MW, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As discussed in note 1(e) to the consolidated financial statements, effective June 1, 2002, the Medical Center changed its method of accounting for goodwill.

/s/ KPMG LLP

Dallas, Texas

June 25, 2004

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003

	2002	2003

ASSETS
Current assets:
Cash	$50,974	$92,205
Accounts receivable, less allowance for doubtful accounts of $2,956,599 and $3,926,155 in 2002 and 2003, respectively	23,132,607	25,197,090
Inventories of supplies, at cost	3,240,626	3,170,569
Prepaid expenses and other current assets	5,991,692	3,755,096

Total current assets	32,415,899	32,214,960
Property and equipment, net	60,799,169	64,833,348
Goodwill	—	5,027,561
Other intangible assets, net of accumulated amortization of $1,230,127 and $1,596,070 in 2002 and 2003, respectively	4,359,712	4,347,199
Investments and other assets	697,176	203,521

Total assets	$98,271,956	$106,626,589

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$6,585,906	$7,235,282
Accrued employee compensation and benefits	7,109,247	7,735,866
Other current liabilities	12,906,265	11,272,773

Total current liabilities	26,601,418	26,243,921
Due to affiliate	14,865,566	42,938,276
Minority interest	14,288,960	—
Note payable to affiliate	60,000,000	60,000,000

Total liabilities	115,755,944	129,182,197
Commitments and contingencies
Shareholder’s equity (deficit):
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	15,168,251	15,168,251
Accumulated deficit	(32,653,239)	(37,724,859)

Total shareholder’s deficit	(17,483,988)	(22,555,608)

Total liabilities and shareholder’s deficit	$98,271,956	$106,626,589

See accompanying notes to consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

Net patient service revenue	$169,134,413	$183,183,796	$189,311,999
Other revenue	4,255,931	4,069,166	6,178,400

Net operating revenue	173,390,344	187,252,962	195,490,399

Operating expenses:
Salaries and benefits	94,637,166	100,807,676	106,244,746
Supplies	23,830,516	25,784,220	27,220,535
Provision for doubtful accounts	8,617,837	6,850,155	10,784,420
Other operating expenses	47,829,720	42,975,200	46,711,539
Depreciation	3,548,490	4,177,099	4,806,286
Amortization	990,295	698,954	365,942
Restructuring expenses	—	—	297,786

Total operating expenses	179,454,024	181,293,304	196,431,254

Income (loss) from operations	(6,063,680)	5,959,658	(940,855)
Interest expense to affiliate	6,000,000	6,000,000	6,000,000
Minority interest expense (benefit)	(857,028)	(226,181)	1,106,765

Income (loss) before income taxes	(11,206,652)	185,839	(8,047,620)
Income tax expense (benefit)	(4,167,000)	94,000	(2,976,000)

Income (loss) before cumulative effect of accounting change	(7,039,652)	91,839	(5,071,620)
Cumulative effect of accounting change, net of taxes	—	(16,806,043)	—

Net loss	$(7,039,652)	$(16,714,204)	$(5,071,620)

See accompanying notes to consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)
Years Ended December 31, 2001, 2002, and 2003

	Common Stock
			Additional	Accumulated
	Shares	Amount	Paid-in Capital	Deficit	Total

Balance, December 31, 2000	1,000	$1,000	$15,168,251	$(8,899,383)	$6,269,868
Net loss	—	—	—	(7,039,652)	(7,039,652)

Balance, December 31, 2001	1,000	1,000	15,168,251	(15,939,035)	(769,784)
Net loss	—	—	—	(16,714,204)	(16,714,204)

Balance, December 31, 2002	1,000	1,000	15,168,251	(32,653,239)	(17,483,988)
Net loss	—	—	—	(5,071,620)	(5,071,620)

Balance, December 31, 2003	1,000	$1,000	$15,168,251	$(37,724,859)	$(22,555,608)

See accompanying notes to consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

Cash flows from operating activities:
Net loss	$(7,039,652)	$(16,714,204)	$(5,071,620)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,548,490	4,177,099	4,806,286
Amortization	990,295	698,954	365,942
Provision for doubtful accounts	8,617,837	6,850,155	10,784,420
Minority interest expense (benefit)	(857,028)	(226,181)	1,106,765
Cumulative effect of accounting change	—	16,806,043	—
Deferred income tax expense	2,112,000	548,000	247,000
Restructuring expenses	—	—	297,786
Increase (decrease) in cash from changes in operating assets and liabilities:
Accounts receivable	(3,876,947)	(9,793,092)	(12,848,903)
Inventories of supplies, prepaid expenses, and other current assets	10,573	(3,603,828)	2,329,843
Accounts payable, accrued, and other liabilities	3,224,445	1,432,895	(139,802)

Net cash provided by operating activities	6,730,013	175,841	1,877,717

Cash flows from investing activities:
Capital expenditures	(5,499,706)	(7,498,772)	(9,806,809)
Purchase of minority interest partnership units	—	—	(20,134,479)
Other investing activities	(250,773)	998,262	576,877

Net cash used in investing activities	(5,750,479)	(6,500,510)	(29,364,411)

Cash flows provided by (used in) financing activity:
Net change in due to affiliate	(456,467)	5,485,461	27,527,925

Net change in cash	523,067	(839,208)	41,231
Cash, beginning of period	367,115	890,182	50,974

Cash, end of period	$890,182	$50,974	$92,205

Supplemental disclosures:
Interest paid through due to affiliate	$6,000,000	$6,000,000	$6,000,000
Noncash transaction:
Accounts payable related to capital expenditures	45,623	(169,732)	276,248

Income tax payments are made at the parent company level.

See accompanying notes to consolidated financial statements.

TENET HEALTHSYSTEM MW, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2003

(1)     Summary of Significant Accounting Policies

  (a)     Basis of Presentation

      Tenet HealthSystem MW, Inc., a Massachusetts corporation (the Company), is a wholly-owned subsidiary of Tenet HealthSystem HealthCorp, which is a wholly-owned subsidiary of Tenet Healthcare Corporation (together with its subsidiaries, “Tenet”). The Company operates Metrowest Medical Center (the Hospital) and certain other healthcare businesses related to the Hospital. The Hospital includes two acute care facilities that provide inpatient, outpatient and emergency care services: a 281-bed facility located in Framingham, MA, and a 194-bed facility located in Natick, MA.

      The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries (collectively, the Medical Center). All significant intercompany balances and transactions have been eliminated in consolidation.

      The accounting and reporting policies of the Medical Center conform to accounting principles generally accepted in the United States of America and prevailing practices for investor-owned entities within the healthcare industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

      In March 2003, Tenet announced that its fiscal year-end was retroactively changed to a December 31 calendar year-end from a May 31 fiscal year-end basis. Accordingly, the Medical Center has a calendar year-end effective December 31, 2002.

     (b)     Net Patient Service Revenue

      Net patient service revenue is recognized in the period when services are performed and is recorded based on established billing rates (gross charges) less estimated discounts for contractual allowances principally for patients covered by Medicare, Medicaid, managed care, and other health plans. Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in the consolidated statements of operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). And, because Medicare requires that a hospital’s gross charges be the same for all patients (regardless of payor category), gross charges are also what hospitals charge all other patients prior to the application of discounts and allowances.

      Percentages of net patient service revenue, by payor type, for the Medical Center for the years ended December 31, 2001, 2002, and 2003 were as follows:

	2001	2002	2003

Medicare	31%	30%	32%
Medicaid	8%	7%	6%
Managed care	48%	52%	50%
Indemnity and other	13%	11%	12%

      Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

prevalent in earlier periods, and certain other payments, which are based on the hospitals’ cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions, and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by the Medical Center could change by material amounts. The Medical Center records adjustments to its previously recorded contractual allowances in future periods, as final settlements are determined. Adjustments related to the cost report settlements increased net patient service revenue by approximately $17,000 and $22,000 during the years ended December 31, 2001 and 2002, respectively.

      Prior to the year ended December 31, 2003, the Medical Center recorded estimates for contractual allowances and cost report settlements based on amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. During the year ended December 31, 2003, the Medical Center completed the implementation of a new system and methodology for recording Medicare net revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on its cost reports. Beginning in the year ended December 31, 2003, for filed cost reports, the Medical Center now records the accrual based on those cost reports and subsequent activity, and records a valuation allowance against those cost reports based on historical settlement trends. For the year ended December 31, 2003, the accrual is recorded based on estimates of what the Medical Center expects to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within the five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual may be adjusted accordingly. This change in approach, which was implemented at the same time by Tenet and its subsidiaries, including the Medical Center, was inseparable from a change in estimate and decreased net patient service revenue by approximately $1,263,000 during the year ended December 31, 2003.

      Outlier payments, which were established by Congress as part of the diagnosis-related groups (DRG) prospective payment system, are additional payments made to hospitals for treating Medicare patients who are costlier to treat than the average patient.

      A hospital receives outlier payments when its defined costs (gross charges adjusted by the hospital’s historical cost-to-charge ratio) exceed a certain threshold established annually by the Centers for Medicare and Medicaid Services (CMS). As mandated by Congress, CMS must limit total outlier payments to between 5% and 6% of total DRG payments. CMS annually changes the threshold in order to bring expected outlier payments within the mandated limit. A change to the cost threshold affects total outlier payments by changing (1) the number of cases that qualify for outlier payments, and (2) the dollar amount hospitals receive for those cases that still qualify. The most recent change to the cost outlier threshold became effective on October 1, 2003.

      Prior to October 1, 2003, CMS used a hospital’s most recently settled cost report to set the hospital’s outlier cost-to-charge ratio. Those settled cost reports typically were two to three years old. Additionally, if a hospital’s cost-to-charge ratio fell below a certain threshold (derived from the cost-to-charge ratios for all hospitals nationwide), then the cost-to-charge ratio used to calculate Medicare outlier payments defaulted to the statewide average for that hospital’s particular state, which was considerably higher. The statewide average was also used when settled cost reports were not available (such as with newly constructed or certain acquired hospitals).

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AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      During 2003, CMS issued new regulations governing the calculation of outlier payments to hospitals. These regulations, which became effective August 8, 2003, included the following changes:

      For discharges on or after August 8, 2003 and before October 1, 2003:

•	The ratio of cost to charges would be based on the rules in effect prior to August 8, 2003 unless CMS (through its fiscal intermediaries) determined that an alternative ratio of cost to charges should be used.

•	Newly constructed or certain acquired hospitals for which a settled cost report was not available would continue to be paid on the statewide ratio of cost to charges.

•	There would be no change to the cost outlier threshold.

      For discharges on or after October 1, 2003:

•	The ratio of cost to charges is based on the latest of either the most recently submitted or the most recently settled cost reports to calculate the cost-to-charge ratio for outlier payments.

•	The use of the statewide average cost-to-charge ratio for hospitals with very low cost-to-charge ratios is discontinued.

•	Medicare fiscal intermediaries have been given specific criteria for identifying hospitals that may have received inappropriately high outlier payments. The intermediaries are authorized to recover overpayments, including interest, if the actual costs of a hospital stay (which are reflected in the settled cost report) were less than those claimed by the provider or if there were indications of abuse.

•	To avoid overpayments or underpayments of outlier cases, hospitals may request changes to their cost-to-charge ratio (in much the same way that an individual taxpayer can adjust the amount of withholding from income).

      On January 6, 2003, Tenet voluntarily submitted a proposal to CMS that would reduce outlier payments to its hospitals, including the Medical Center, retroactive to January 1, 2003. This proposal, issuance of new regulations governing the calculation of outliers, and other factors resulted in a reduction of Medicare outlier revenue recognized by the Medical Center from approximately $246,000 for the year ended December 31, 2002 to approximately $70,000 for the year ended December 31, 2003. Outlier revenue recognized by the Medical Center for the year ended December 31, 2001 was approximately $341,000.

      Tenet’s proposal to CMS included a provision to reconcile the payments it would receive under Tenet’s proposed interim arrangement to those it would have received if the new CMS rules had gone into effect on January 1, 2003 up to the effective date of the final rules and regulations (the Reconciliation Period). Effective August 8, 2003, outlier payments to Tenet subsidiary hospitals, including the Medical Center, are being calculated by the fiscal intermediary in accordance with the final rule, which applies to all hospitals. As stipulated by Tenet’s voluntary outlier payment reduction proposal, Tenet prepared the reduction period reconciliation based on instructions Tenet received from CMS and its fiscal intermediary. Those initial instructions were subsequently revised by CMS, and Tenet submitted an updated reconciliation based on revised instructions. The fiscal intermediary is currently reviewing the updated reconciliation. The final determination and outcome of outlier payments under the arrangement is subject to further review and approval by CMS. Although Tenet earlier expected the fiscal intermediary’s and CMS’s determination with respect to the reconciliation to be made prior to December 31, 2003, additional clarification regarding the reconciliation has delayed a final determination. Based on the recent clarification, the final outcome could result in a material increase to the ultimate amount of outlier revenue

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AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Tenet, including the Medical Center, could potentially recognize for the Reconciliation Period, but this remains unknown at this point.

      Management believes that adequate provision has been made for adjustments that may result from final determination of amounts earned under all the above arrangements. Management is not aware of any material claims, disputes or unsettled matters with payors not adequately provided for in the accompanying consolidated financial statements.

      Revenues under managed care health plans are determined primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates, and other similar contractual arrangements combined with stop-loss payments (for high-cost patients) and pass-through payments (for high-cost devices and pharmaceuticals). These revenues are also subject to review and possible audit by the payors.

      The Medical Center provides care without charge to certain patients and, for other charity care patients who meet certain financial or economic criteria, the amount of gross charges is discounted whereby the amount billed is substantially lower than established charges. Because the Medical Center’s policy is to not pursue collection of amounts determined to qualify as charity care, they are not reported in net patient service revenue or in operating expenses. The amount of charges forgone under the charity policy for the years ended December 31, 2001, 2002, and 2003 was approximately $6,521,000, $7,945,000, and $10,330,000, respectively. The Commonwealth of Massachusetts operates an Uncompensated Care Pool (the Pool), which is primarily funded by Massachusetts acute care hospitals, along with federal and state governments and private sector payors. All Massachusetts hospitals share in any liability attributable to free care expenditures in excess of an established cap based on their share of total patient care costs. The Medical Center is obligated to contribute to the Pool. The Medical Center estimated its liability to the Pool based upon current information, which is subject to retroactive revision upon final determination of actual statewide uncompensated care costs. The Commonwealth of Massachusetts has determined final settlements with respect to the Pool through 1998. The estimated liability to the Pool is reflected in other current liabilities in the accompanying consolidated balance sheets. For the years ended December 31, 2001, 2002 and 2003, the Medical Center’s contributions to the Pool, net of recoveries from the Pool, were approximately $2,625,000, $2,879,000 and $2,226,000, respectively.

     (c)     Provision for Doubtful Accounts

      The Medical Center provides for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. The Medical Center estimates this allowance based on the aging of its accounts receivable, historical collection experience for each type of payor and other relevant factors.

      During the year ended December 31, 2003, the Medical Center recorded additional provisions for doubtful accounts of approximately $931,000 to write down its patient receivables to their estimated net realizable value. The significant increase in the provision for doubtful accounts resulted primarily from an adverse change in the Medical Center’s business mix as admissions of uninsured patients grew at an escalating rate. The Medical Center believes these new trends are due to a combination of broad economic factors, including higher unemployment rates, increasing numbers of patients who are uninsured, and the increasing burden of co-payments to be made by patients instead of insurers. Additionally, many of these patients are being admitted through the emergency department and often require more costly care, resulting in higher billings, which are the least collectible of all accounts.

      The additional charge consisted of two components (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

managed care accounts receivable in light of recent trends. The Medical Center’s practice is to write down all self-pay accounts receivable, including accounts receivable related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value as they age over the course of 120 days, at which time any uncollected balances are assigned to an in-house collection agency. Prior to the year ended December 31, 2003, the Medical Center employed a methodology that utilized graduated write-downs that escalated toward the end of the 120-day period. Given the speed and severity of the new trends in self-pay account collection, the Medical Center changed to a straight-line write-down methodology during the year ended December 31, 2003.

     (d)     Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and impairment write-downs related to assets held and used. Additions and improvements to property and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. The Medical Center uses the straight-line method of depreciation for buildings, building improvements, and equipment over their estimated useful lives as follows:

Buildings and improvements	25 to 40 years
Equipment	3 to 15 years

      In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted June 1, 2002, the Medical Center evaluates its long-lived assets for possible impairment whenever circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future net cash flows. However, there is an evaluation performed at least annually. Fair value estimates are derived from independent appraisals, established market values of comparable assets or internal calculations of estimated future net cash flows. The estimates of future net cash flows are based on assumptions and projections believed by management to be reasonable and supportable. These assumptions take into account patient volumes, changes in payor mix, revenue and expense growth rates and changes in legislation and other payor payment patterns.

      Long-lived assets to be disposed of are reported at the lower of either their carrying amounts or fair values less costs to sell or close. In such circumstances, the Medical Center’s estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal calculations of estimated future net cash flows.

     (e)     Goodwill

      Goodwill represents the excess of costs over the fair value of assets of businesses acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which the Medical Center adopted June 1, 2002, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are subject to impairment tests performed at least annually. If the Medical Center finds the carrying value of goodwill or other intangible assets with an indefinite useful life to be impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, then the Medical Center must reduce the carrying value, including any allocated goodwill, to fair value. In such circumstances, the Medical Center’s estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal calculations of estimated future net cash flows. In accordance with SFAS No. 142, the Medical Center completed its initial transitional impairment evaluation and, as a result of the evaluation, recorded an impairment charge of $16,806,043, which is reflected as a cumulative effect of an accounting change, net

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

of an income tax benefit of $10,072,000, in the accompanying consolidated statements of operations (see note 9). An annual impairment evaluation was performed as of December 31, 2003 and it was determined that the Medical Center did not need to record an impairment charge.

      Prior to the adoption of the new standard, goodwill was amortized on a straight-line basis over 40 years.

      The table below presents the Medical Center’s net loss for the years ended December 31, 2001, 2002 and 2003 as if the cessation of goodwill amortization had occurred as of January 1, 2001.

	2001	2002	2003

Net loss, as reported	$(7,039,652)	$(16,714,204)	$(5,071,620)
Goodwill amortization, net of applicable income tax benefits	457,331	190,547	—

Pro forma net loss	$(6,582,321)	$(16,523,657)	$(5,071,620)

  (f)     Other Intangible Assets

      Other intangible assets consist primarily of capitalized software costs, which are amortized using the straight-line method over the estimated useful life of the software, which ranges from 3 to 15 years, and a covenant not to compete, which is amortized using the straight-line method over 40 years.

  (g)     Income Taxes

      Tenet files consolidated federal and Commonwealth of Massachusetts income tax returns, both of which include the operating results of the Medical Center. Tenet allocates taxes to the Medical Center on a separate return basis whereby current and deferred taxes are allocated to the Medical Center pursuant to the asset and liability method as if the Medical Center were a separate taxpayer. For balance sheet purposes, such allocations are recorded in “Due to affiliate.”

  (h)     Minority Interest

      Prior to July 15, 2003, the Medical Center owned a 79.9% interest in a partnership that owned and operated the Hospital. The remaining 20.1% interest was owned by MetroWest Health, Inc., an unrelated, third party. On July 15, 2003, the Company acquired MetroWest Health, Inc.’s partnership interest for approximately $20.1 million, which resulted in an increase in goodwill of approximately $5 million.

(2)     Property and Equipment

      Property and equipment consist of the following as of December 31, 2002 and 2003:

	2002	2003

Land	$6,358,911	$6,358,911
Buildings and improvements	37,268,012	39,200,706
Equipment	29,002,777	35,455,226
Construction in progress	1,437,532	1,174,697

	74,067,232	82,189,540
Less accumulated depreciation	(13,268,063)	(17,356,192)

Property and equipment, net	$60,799,169	$64,833,348

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(3)     Related Party Transactions

      Related party transactions include the following:

(a) The Medical Center has a cash management arrangement with Tenet. Pursuant to this arrangement, the Medical Center’s cash receipts are funded by Tenet through a zero-balance bank account as checks are presented for payment. Medical Center cash on deposit in the accounts of Tenet is presented net of amounts payable to Tenet and is classified in “Due to affiliate” in the accompanying consolidated balance sheet, a non interest-bearing account.

(b) Tenet advanced funds to the Medical Center for insurance coverage, other operating costs and asset purchases during the years ended December 31, 2001, 2002, and 2003. Additionally, Tenet charged the Medical Center a management fee recorded in other operating expenses of $5,586,337, $4,836,076, and $8,347,851 for the years ended December 31, 2001, 2002, and 2003, respectively, for administrative, financial and technical support, which are generally allocated on a pro rata basis utilizing net operating revenues for all of Tenet’s hospitals. Such expense allocations to the Medical Center may not be representative of the costs to be incurred in the future or on a stand alone basis. Management believes the allocation method described above is reasonable.

(c) Substantially all of the Medical Center’s professional and comprehensive general liability risks in excess of self-insured retentions, which vary by policy year from $1 million to $2 million per occurrence, are insured through wholly owned insurance subsidiaries of Tenet. A significant portion of these risks is, in turn, reinsured with major independent insurance companies. The Medical Center is charged an allocation of cost by Tenet for its portion of cost relating to this program. The amount allocated to the Medical Center for these costs for the years ended December 31, 2001, 2002, and 2003 was $1,084,356, $1,815,609, and $2,773,708, respectively.

(d) Note payable to affiliate of $60,000,000 as of December 31, 2002 and 2003 consists of a note payable to an affiliate of the Medical Center, bearing interest at 10% and payable in one principal installment on March 5, 2009. Interest expense for each of the years ended December 31, 2001, 2002 and 2003 was $6,000,000.

(4)     Claims and Lawsuits

      Tenet and the Medical Center are subject to a significant number of claims and lawsuits. Tenet is also the subject of federal and state agencies’ heightened and coordinated civil and criminal investigations, and enforcement efforts, and has received subpoenas and other requests for information relating to a variety of subjects. In the present environment, management expects these enforcement activities to take on additional importance, that government enforcement activities will intensify, and that additional matters concerning Tenet and its subsidiaries may arise. Management also expects new claims and lawsuits to be brought against Tenet and its subsidiaries from time to time. Tenet is indemnified by HCA Inc., which owned a 79.9% interest in the Hospital prior to the Company acquiring its 79.9% interest in the Hospital on March 6, 1999, for certain claims related to the period from May 1, 1996 through March 5, 1999.

      The results of these claims and lawsuits cannot be predicted, and it is reasonably possible that the ultimate resolution of these claims and lawsuits, individually or in the aggregate, may have a material adverse effect on the Medical Center’s business both in the near and long term, financial position, results of operations or cash flows. Although Tenet and the Medical Center defend themselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require payment of substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under insurance policies where coverage applies and is available, (2) cause substantial expenses to be incurred, (3) require significant time and attention from

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

management and (4) could cause Tenet to close or sell hospitals or otherwise modify the way its business is conducted. Reserves for claims and lawsuits are recorded when they are probable and reasonably estimable.

      Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below.

      In July 2003, Tenet and several of its subsidiaries received administrative subpoenas from the United States Attorney’s Office for the Central District of California, seeking documents since 1997 related to physician relocation agreements at seven Southern California hospitals owned by Tenet subsidiaries, as well as summary information about physician relocation agreements related to all of its hospital subsidiaries, including the Medical Center. Specifically, the subpoenas, issued in connection with a criminal investigation, seek information from Tenet, three intermediary corporate subsidiaries and subsidiaries that own seven of Tenet’s Southern California hospitals. Tenet is cooperating with the government regarding this investigation.

(5)     Benefit Plan

      Substantially all employees assigned to perform duties for the Medical Center, upon qualification, are eligible to participate in Tenet’s defined contribution 401(k) plan. Employees who elect to participate may contribute 1% to 20% for the period January 1, 2001 through December 31, 2002 and 1% to 25% for the period January 1, 2003 through December 31, 2003 of their eligible compensation, and Tenet matches such contributions up to a maximum percentage. Expenses allocated to the Medical Center during the years ended December 31, 2001, 2002, and 2003 for the plan were $1,192,558, $1,392,995, and $2,389,156, respectively.

(6)     Leases

      The Medical Center has several noncancelable operating leases, primarily for office space and medical equipment that expire at various dates. The following is a schedule of future minimum operating lease payments that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003:

Year ending December 31:
2004	$1,400,438
2005	1,382,806
2006	1,258,257
2007	1,158,299
2008	1,153,693
Thereafter	1,907,632

$8,261,125

      Total rental expense during the years ended December 31, 2001, 2002, and 2003 for all operating leases was $2,708,384, $2,037,086, and $2,312,109, respectively, net of sublease rental income of $214,980, $316,367 and $371,857, respectively. Future minimum sublease rental income during the year ended December 31, 2004 and thereafter is insignificant.

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(7)     Income Taxes

      Income tax expense (benefit) allocated by Tenet on separate return basis of the years ended December 31, 2001, 2002, and 2003 consists of:

	2001	2002	2003

Current:
Federal	$(5,646,000)	$(408,000)	$(2,893,000)
State	(633,000)	(46,000)	(330,000)

	(6,279,000)	(454,000)	(3,223,000)

Deferred:
Federal	1,899,000	492,000	222,000
State	213,000	56,000	25,000
	2,112,000	548,000	247,000

	$(4,167,000)	$94,000	$(2,976,000)

      The total amount of the net deferred tax asset included in “Due to affiliate” as of December 31, 2002 and 2003 was approximately $6,591,000 and $6,343,000, respectively.

      A reconciliation between the amount of reported income tax benefit and the amount computed by multiplying income (loss) before tax by the statutory Federal income tax rate is shown below:

	2001		2002		2003

	Amount	Percent	Amount	Percent	Amount	Percent

Tax expense (benefit) at statutory federal rate	$(3,922,000)	35.0%	$65,000	35.0%	$(2,817,000)	35.0%
State income taxes, net of federal income tax impact	(273,000)	2.4%	6,000	3.3%	(198,000)	2.5%
Other	28,000	(0.2)%	23,000	12.3%	39,000	(0.4)%

Tax expense (benefit)	$(4,167,000)	37.2%	$94,000	50.6%	$(2,976,000)	37.1%

      Deferred tax assets and liabilities as of December 31, 2002 and 2003 relate to the following:

	2002		2003

	Assets	Liabilities	Assets	Liabilities

Depreciation and fixed asset basis differences	$—	$683,000	$—	$1,907,000
Receivables — doubtful accounts and adjustments	—	246,000	557,000	—
Accruals for insurance risks	628,000	—	999,000	—
Intangible assets	6,448,000	—	5,857,000	—
Benefit plans	321,000	—	649,000	—
Other items	123,000	—	188,000	—

	$7,520,000	$929,000	$8,250,000	$1,907,000

TENET HEALTHSYSTEM MW, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Management of the Medical Center believes that realization of the deferred tax assets is more likely than not to occur as temporary differences reverse against future taxable income. Accordingly, no valuation allowance has been established.

(8)     Disclosures About Fair Value of Financial Instruments

      The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying value of the “Due to affiliate” account, while classified as long-term since the total account balance is not required to be settled within one year, approximates fair value based on the high level of cash receipts and disbursements routinely processed through this account. The carrying value of note payable to affiliate approximates fair value.

(9)     Cumulative Effect of Accounting Change

      On June 1, 2002, the Medical Center changed its method of accounting for goodwill in accordance with SFAS No. 142. The Medical Center completed its transitional goodwill impairment evaluation as of November 30, 2002 and, as a result of the analysis, recorded an impairment charge of $16,806,043, which is reflected as a cumulative effect of an accounting change, net of income tax benefit of $10,072,000, in the accompanying consolidated statements of operations.

(10)     Restructuring Expenses

      During the year ended December 31, 2003, the Medical Center recorded restructuring expenses of $297,786 for severance and benefits associated with Tenet’s plans to reduce operating expenses through the reduction of staff.

(11)     Subsequent Events

      On January 28, 2004 Tenet announced its intent to seek to sell the Hospital operated by the Company.

Vanguard Health Holding Company II, LLC

Vanguard Holding Company II, Inc.

Offer to Exchange

$575,000,000 principal amount of 9% Senior Subordinated Notes due 2014 that have been registered under the Securities Act of 1933 for any and all of their outstanding $575,000,000 9% Senior Subordinated Notes due 2014.

Vanguard Health Holding Company I, LLC

Vanguard Holding Company I, Inc.

Offer to Exchange

$216,000,000 principal amount at maturity of 11 1/4% Senior Discount Notes due 2015 that have been registered under the Securities Act of 1933 for any and all of their outstanding $216,000,000 11 1/4% Senior Discount Notes due 2015.

      Until March 23, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.